UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2017

COMMISSION FILE NUMBER 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro65(Euljiro2-ga), Jung-gu

Seoul 100-999, Korea

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

ANNUAL BUSINESS REPORT

(From January 1, 2016 to December 31, 2016)

THIS IS A SUMMARY OF THE ANNUAL BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN WHICH IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

ALL REFERENCES TO THE “COMPANY,” “WE,” “US,” OR “OUR” SHALL MEAN SK TELECOM CO., LTD. AND, UNLESS THE CONTEXT OTHERWISE REQUIRES, ITS CONSOLIDATED SUBSIDIARIES. REFERENCES TO “SK TELECOM” SHALL MEAN SK TELECOM CO., LTD., BUT SHALL NOT INCLUDE ITS CONSOLIDATED SUBSIDIARIES.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH THE INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA (“K-IFRS”) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

COMPANY OVERVIEW

1.	Company Overview

The Company’s annual business report for the twelve months ended December 31, 2016 includes the following consolidated subsidiaries:

Name	Date of Establishment	Principal Business	Total Assets as of Dec. 31, 2016 (millions of Won)	Material Subsidiary*
SK Telink Co., Ltd.	Apr. 9, 1998	Telecommunication services and satellite broadcasting services	440,956	Material
SK M&Service Co., Ltd.	Feb. 10, 2000	Online information services	107,768	Material
SK Communications Co., Ltd.	Sept. 19, 1996	Internet portal and other Internet information services	128,233	Material
Stonebridge Cinema Fund	Sept. 30, 2005	Investment partnership	3,615
SK Broadband Co., Ltd.	Sept. 5, 1997	Fixed-line telecommunication services, multimedia and IPTV services	3,523,494	Material
K-net Culture and Contents Venture Fund	Nov. 24, 2008	Investment partnership	13,514
PS&Marketing Co., Ltd.	Apr. 3, 2009	Sale of telecommunication devices	546,803	Material
Service Ace Co., Ltd.	Jul. 1, 2010	Customer center management services	67,735
Service Top Co., Ltd.	Jul. 1, 2010	Customer center management services	59,004
Network O&S Co., Ltd.	Jul. 1, 2010	Network maintenance services	69,774
SK Planet Co., Ltd.	Oct. 1, 2011	Telecommunication and platform services	1,935,663	Material
Neosnetworks Co., Ltd.	Jun. 12, 2008	Security system services	65,025
Iriver Ltd.	Jul. 12, 2000	Audio device manufacturing	54,063
Iriver Enterprise Ltd.	Jan. 14, 2014	Management of Chinese subsidiary	4,059
Iriver Inc.	Feb. 15, 2007	North America marketing and sales	2,722
Iriver China Co., Ltd.	Jun 24, 2004	Electronic device manufacturing	4,119
DongGuan Iriver Electronics Co., Ltd.	Jul. 6, 2006	Electronic device manufacturing	127
groovers Japan Co. Ltd.	Feb. 25, 2015	Contents and information distribution	1,466
SK Telecom China Holdings Co., Ltd.	Jul. 12, 2007	Investment (holding company)	39,289
SK Global Healthcare Business Group, Ltd.	Sept. 14, 2012	Investment (SPC)	44,755
SK Planet Japan, K.K.	Mar. 14, 2012	Digital contents sourcing services	4,026
SKT Vietnam PTE., Ltd.	Apr. 5, 2000	Telecommunication services	4,664
SK Planet Global PTE, LTD.	Aug. 4, 2012	Digital contents sourcing services	357
SKP Global Holdings PTE, LTD.	Aug. 10, 2012	Investment (holding company)	47,507
SKT Americas, Inc.	Dec. 29, 1995	Information collection and management consulting services	48,369
SK Planet America LLC	Jan. 27, 2012	Digital contents sourcing services	439,209	Material

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Name	Date of Establishment	Principal Business	Total Assets as of Dec. 31, 2016 (millions of Won)	Material Subsidiary*
YTK Investment Ltd.	Jul. 1, 2010	Investment	16,826
Atlas Investment	Jun. 24, 2011	Investment	79,477	Material
SK Telecom Innovation Fund, L.P.	Jan. 15, 2016	Investment	36,031
SK Telecom China Fund I L.P.	Sept. 14, 2011	Investment	22,182
Entrix Co., Ltd.	July 1, 2015	Telecommunication services	20,360
SK TechX Co., Ltd.	Mar. 1, 2016	Telecommunication services	212,819	Material
Onestore Co., Ltd.	Mar. 1, 2016	Contents distribution	134,207	Material
Shopkick Management Company, Inc.	Oct. 9, 2014	Investment	354,627	Material
Shopkick, Inc.	Jun. 1, 2009	Mileage based e-commerce application development	37,947
Planet 11 E-commerce Solutions India Pvt. Ltd.	Sept. 1, 2014	E-commerce management	1,604
11 street (Thailand) Co., Ltd.	Apr. 5, 2016	E-commerce	17,886
HelloNature Co., Ltd.	Jan. 5, 2012	B2C organic food e-commerce	548

ø	Material Subsidiary means a subsidiary with total assets of Won 75 billion or more as of the end of the latest fiscal year.
ø	During 2016, Technology Innovation Partners, L.P. changed its name to SK Telecom Innovation Fund, L.P.
ø	On January 2, 2017, SK M&Service Co., Ltd. changed its name to SK M&Service Co., Ltd. from M&Service Co., Ltd.

Changes in subsidiaries during 2016 are set forth below.

Change	Name	Remarks

Additions	SK TechX Co., Ltd.	Split from SK Planet Co., Ltd. and newly established
	Onestore	Split from SK Planet Co., Ltd. and newly established
	Planet11 E-commerce Solutions India Pvt. Ltd.	Newly acquired by SK Planet Co., Ltd.
	11street (Thailand) Co., Ltd.	Newly established by SKP Global Holdings PTE, LTD.
	HelloNature Co., Ltd.	Newly established by SK Planet Co., Ltd.

Exclusions	Commerce Planet Co. Ltd.	Merged into SK Planet Co., Ltd.
	Hwaitec Focus Investment Partnership 2	Disposed of equity investment
	Open Innovation Fund	Disposed of equity investment
	Iriver America Inc.	Disposed of equity investment

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A.	Corporate Legal Business Name: SK Telecom Co., Ltd.

B.	Date of Incorporation: March 29, 1984

C.	Location of Headquarters

(1)	Address: 65 Euljiro, Jung-gu, Seoul, Korea

(2)	Phone: +82-2-6100-2114

(3)	Website: http://www.sktelecom.com

D.	Major Businesses

(1)	Wireless business

The Company provides wireless telecommunications services, characterized by its competitive strengths in handheld devices, affordable pricing, network coverage and an extensive contents library. We continue to maintain our reputation as the unparalleled premium network operator in the 2G, 3G and LTE markets on the basis of our technological leadership and network management technology.

In order to strengthen its sales channels, the Company has been offering a variety of fixed-line and wireless telecommunication convergence products through its subsidiary, PS&Marketing Co., Ltd. (“PS&Marketing”). PS&Marketing provides differentiated service to customers through the establishment of new sales channels and product development. Through its subsidiaries Service Ace Co., Ltd. and Service Top Co., Ltd, the Company operates customer service centers in Seoul and provides telemarketing services. Additionally, Network O&S Co., Ltd., the Company’s subsidiary responsible for the operation of the Company’s 2G to 4G networks, provides customers with quality network services and provides the Company with technological know-how in network operations.

The Company plans to increase its profitability by strengthening its retention policy, which is the fundamental basis of competitiveness for telecommunication companies in this data-intensive era. The Company will lead the information and communication technology (“ICT”) trend by providing products through which customers can have a distinctive experience and by providing innovative services to transition to service-based competition.

In addition to the mobile network operator (“MNO”) business, the Company is building next-generation growth businesses in Internet of Things (“IoT”) solutions and artificial intelligence. In July 2016, the Company deployed the world’s first low-cost Low Power Wide Area Network designed to support IoT devices based on LoRa technology. In September 2016, the Company launched NUGU, the first intelligent virtual assistant service launched in Korea with Korean language capabilities based on advanced voice recognition technologies. The Company plans to further utilize its big data analysis capabilities to achieve growth in new business areas such as artificial intelligence.

(2)	Fixed-line business

SK Broadband Co., Ltd. (“SK Broadband”) is engaged in providing telecommunications, broadcasting and new media services and various other services that are permitted to be carried out by SK Broadband under relevant regulations, as well as business activities that are directly or indirectly related to providing those services. In 1999, SK Broadband launched its high-speed Internet service in Seoul, Busan, Incheon and Ulsan and currently provides such services nationwide. SK Broadband also commercialized its TV-Portal service in July 2006 and its IPTV service in January 2009 upon receipt of permit in September 2008.

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(3)	Other businesses

The Company is a leading player in the Korean e-commerce industry with 11th Street, an e-commerce platform service that connects various sellers and purchasers through its online and mobile platforms, “Shocking Deal,” a mobile commerce curation service and BENEPIA, a customized benefits and rewards service platform. In addition, the Company has rapidly grown into a top tier player in Turkey, Indonesia and Malaysia after launching open market businesses in these countries by optimizing its businesses for the respective local markets and utilizing its expertise in the e-commerce platform business. In the online-to-offline (“O2O”) area, the Company is a leading player and continues to expand its market power with OK Cashbag, Korea’s largest loyalty mileage program, Syrup Wallet, which offers smart shopping services utilizing its network of business partners and information technology such as big data, and other Syrup-related services such as gifticon, Syrup Table and Syrup Pay. The Company focuses on the mobile platform to connect various on- and offline commerce service platforms that provide various benefits and information at the right place and the right time to give consumers a pleasant and convenient shopping experience and retailers an integrated marketing solution to reach their target audience. The Company intends to continue its efforts to secure the market leading position in these markets.

In the advertising business area, the Company is engaged in advertisement production, promotion services and research and consulting services. The Company offers differentiated services utilizing a combination of SK Planet’s big data, research-driven insight, sophisticated communication strategies, innovative and creative strategies, optimized media execution and powerful promotions. Surpassing the role of a conventional advertising agency, the Company helps businesses create new value.

In the location-based services business area, the Company provides real time traffic information and various local information through its T-Map Navigation service. In the digital contents business area, the Company provides high-quality digital contents in its leading mobile contents marketplace, Onestore. The Company provides integrated Internet portal services through NATE and instant messaging services through NATE-ON. In the mobile internet service business area, the Company provides portal-based services and Cymera, which is a camera application. In the portal service business area, key sources of revenue are display advertising, search engine-based advertising, and contents and other services. Display advertising consists of image, video and flash-based multimedia advertising carried on NATE and NATE-ON and aims to give greater exposure to the advertiser’s brand name to the public. Search engine-based advertising refers to the type of advertising that embeds advertisements within search results produced by searches of certain keywords on the NATE portal site. Search engine-based advertising has a certain appeal to small and medium-sized advertisers. Contents and other services are provided through content sales and service transactions.

See “II-1. Business Overview” for more information.

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E.	Credit Ratings

(1)	Corporate bonds

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
April 11, 2013	Corporate bond	AAA	Korea Ratings	Current rating
April 11, 2013	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
April 11, 2013	Corporate bond	AAA	NICE Investors Service Co., Ltd.	Current rating
April 11, 2013	Corporate bond	AAA	Korea Ratings	Regular rating
April 11, 2013	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
April 11, 2013	Corporate bond	AAA	NICE Investors Service Co., Ltd.	Regular rating
April 22, 2014	Corporate bond	AAA	Korea Ratings	Regular rating
April 22, 2014	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
April 22, 2014	Corporate bond	AAA	NICE Investors Service Co., Ltd.	Regular rating
April 22, 2014	Corporate bond	AAA	Korea Ratings	Current rating
April 22, 2014	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
April 22, 2014	Corporate bond	AAA	NICE Investors Service, Co., Ltd.	Current rating
October 15, 2014	Corporate bond	AAA	Korea Ratings	Current rating
October 15, 2014	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
October 15, 2014	Corporate bond	AAA	NICE Investors Service, Co., Ltd.	Current rating
February 9, 2015	Corporate bond	AAA	Korea Ratings	Current rating
February 9, 2015	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
February 9, 2015	Corporate bond	AAA	NICE Investors Service, Co., Ltd.	Current rating
May 21, 2015	Corporate bond	AAA	Korea Ratings	Regular rating
May 27, 2015	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
June 10, 2015	Corporate bond	AAA	NICE Investors Service, Co., Ltd	Regular rating
July 6, 2015	Corporate bond	AAA	Korea Ratings	Current rating
July 6, 2015	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
July 6, 2015	Corporate bond	AAA	NICE Investors Service, Co., Ltd.	Current rating
October 26, 2015	Corporate bond	AAA	Korea Ratings	Current rating
October 26, 2015	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
October 26, 2015	Corporate bond	AAA	NICE Investors Service, Co., Ltd.	Current rating
February 19, 2016	Corporate bond	AAA	Korea Ratings	Current rating
February 19, 2016	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
February 19, 2016	Corporate bond	AAA	NICE Investors Service, Co., Ltd.	Current rating
May 19, 2016	Corporate bond	AAA	Korea Ratings	Current rating
May 20, 2016	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
May 20, 2016	Corporate bond	AAA	NICE Investors Service, Co., Ltd.	Current rating

*	Rating definition: “AAA” - The certainty of principal and interest payment is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

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(2)	Commercial paper (“CP”)

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
April 11, 2013	CP	A1	Korea Ratings	Current rating
April 11, 2013	CP	A1	Korea Investors Service, Inc.	Current rating
April 11, 2013	CP	A1	NICE Investors Service Co., Ltd.	Current rating
November 29, 2013	CP	A1	Korea Ratings	Regular rating
December 18, 2013	CP	A1	Korea Investors Service, Inc.	Regular rating
December 20, 2013	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
April 22, 2014	CP	A1	Korea Ratings	Current rating
April 22, 2014	CP	A1	Korea Investors Service, Inc.	Current rating
April 22, 2014	CP	A1	NICE Investors Service Co., Ltd.	Current rating
October 15, 2014	CP	A1	Korea Ratings	Regular rating
October 15, 2014	CP	A1	Korea Investors Service, Inc.	Regular rating
October 15, 2014	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
May 21, 2015	CP	A1	Korea Ratings	Current rating
May 27, 2015	CP	A1	Korea Investors Service, Inc.	Current rating
June 10, 2015	CP	A1	NICE Investors Service Co., Ltd.	Current rating
January 19, 2016	Short-term bond	A1	Korea Ratings	Current rating
January 19, 2016	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
January 19, 2016	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
April 27, 2016	CP	A1	Korea Ratings	Current rating
April 27, 2016	Short-term bond	A1	Korea Ratings	Current rating
May 11, 2016	CP	A1	Korea Investors Service, Inc.	Current rating
May 11, 2016	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
May 12, 2016	CP	A1	NICE Investors Service Co., Ltd.	Current rating
May 12, 2016	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
October 26, 2016	CP	A1	Korea Ratings	Regular rating
October 26, 2016	Short-term bond	A1	NICE Investors Service Co., Ltd.	Regular rating
October 26, 2016	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
October 26, 2016	Short-term bond	A1	Korea Ratings	Regular rating
November 3, 2016	CP	A1	Korea Investors Service, Inc.	Regular rating
November 3, 2016	Short-term bond	A1	Korea Investors Service, Inc.	Regular rating

*	Rating definition: “A1” - Timely repayment capability is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

(3)	International credit ratings

Date of credit rating	Subject of rating	Credit rating of securities	Credit rating company	Rating type
June 4, 2012	Bonds denominated in Swiss Franc	A3	Moody’s Investors Service	Current rating
June 6, 2012	Bonds denominated in Swiss Franc	A-	Fitch Inc.	Current rating
June 7, 2012	Bonds denominated in Swiss Franc	A-	Standard & Poor’s Rating Services	Current rating
October 24, 2012	Bonds denominated in U.S. dollars	A-	Fitch Inc.	Current rating
October 24, 2012	Bonds denominated in U.S. dollars	A3	Moody’s Investors Service	Current rating
October 24, 2012	Bonds denominated in U.S. dollars	A-	Standard & Poor’s Rating Services	Current rating

*	On August 9, 2013, Moody’s Investors Service raised the outlook on the Company’s rating from A3 (Negative) to A3 (Stable).
*	On November 4, 2015, S&P lowered the outlook on the Company’s rating from A- (Positive) to A- (Stable).

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2.	Company History

October 2011: SK Planet Co., Ltd. was spun off from the Company.

February 2012: Purchased shares of SK hynix Inc. (formerly, Hynix Semiconductor Inc.)

June 2015: Consummation of the comprehensive share exchange transaction (the “Share Exchange”) through which the Company acquired all of the shares of SK Broadband that it did not otherwise own in exchange for its treasury shares such that SK Broadband became a wholly-owned subsidiary of the Company.

April 2016: The spin-off and merger of the location-based services business and the mobile phone verification services business of SK Planet Co., Ltd.

A.	Location of Headquarters

•	22 Dohwa-dong, Mapo-gu, Seoul (July 11, 1988)

•	16-49 Hangang-ro 3-ga, Yongsan-gu, Seoul (November 19, 1991)

•	267 Namdaemun-ro 5-ga, Jung-gu, Seoul (June 14, 1995)

•	99 Seorin-dong, Jongro-gu, Seoul (December 20, 1999)

•	65 Euljiro, Jung-gu, Seoul (December 13, 2004)

B.	Significant Changes in Management

At the 30th General Meeting of Shareholders held on March 21, 2014, Jae Hoon Lee was elected as an independent director and Jae Hyeon Ahn was elected as an independent director and member of the audit committee of the Company’s board of directors. At the 31st General Meeting of Shareholders held on March 20, 2015, Dong Hyun Jang was elected as an inside director. At the 32nd General Meeting of Shareholders held on March 18, 2016, Dae Sik Cho was re-elected as an inside director and Dae Shick Oh was re-elected as an independent director and member of the audit committee of the Company’s board of directors. At the 33rd General Meeting of Shareholders held on March 24, 2017, Jung Ho Park was elected as an inside director and Dae Sik Cho was elected as a non-executive director. Jae Hoon Lee and Jae Hyeon Ahn were re-elected as independent directors and members of the audit committee and Jung Ho Ahn was elected as an independent director.

C.	Change in Company Name

On March 23, 2012, SK hynix Inc., which became a subsidiary in February 2012, changed its name to SK hynix Inc. from Hynix Semiconductor Inc. in accordance with a resolution at its annual general meeting of shareholders.

On January 2, 2017, SK M&Service Co., Ltd., one of the Company’s subsidiaries, changed its name to SK M&Service Co., Ltd. from M&Service Co., Ltd. in accordance with a resolution at its general meeting of shareholders on December 26, 2016.

D.	Mergers, Acquisitions and Restructuring

(1)	Spin-off

In accordance with the resolution of the Company’s board of directors on July 19, 2011 and the resolution of the shareholders’ meeting on August 31, 2011, the Company spun off its platform business and established SK Planet Co., Ltd., effective as of October 1, 2011. The registration of the spin-off was completed on October 5, 2011. Set forth below are important details of the spin-off.

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Description	Detail
Method of Spin-off	Simple vertical spin-off
Resulting Companies	SK Telecom Co., Ltd. (Surviving Company) SK Planet Co., Ltd. (Spin-off Company)
Effective Date	October 1, 2011

Set forth below is a summary of the Company’s financial position before and after the spin-off.

			(in millions of Won)
Description	Before the spin-off (As of September 30, 2011)	After the spin-off (As of October 1, 2011)
	SK Telecom Co., Ltd.	SK Telecom Co., Ltd.	SK Planet Co., Ltd.
Total Assets	19,400,114	19,084,651	1,545,537
Total Liabilities	7,673,828	7,358,365	315,463
Total Shareholders’ Equity	11,726,286	11,726,286	1,230,074

The schedule of the spin-off is set forth below.

Category		Date
Board resolution on spin-off		July 19, 2011
Record Date for Determination of Shareholders for the Shareholders’ Meeting for Spin-off		August 4, 2011
Shareholders’ Meeting for Approval of Spin-off Plan		August 31, 2011
Date of Spin-off		October 1, 2011
Shareholders’ Meeting for Report of Spin-off and Inaugural Meeting of Shareholders		October 4, 2011
Registration of Spin-off		October 5, 2011
Others	Notice of closure of shareholders register Period of closure of shareholders register Public notice of shareholders’ meeting Dispatch of notice of shareholders’ meeting	July 20, 2011 August 5, 2011~ August 8, 2011 August 10, 2011 and August 12, 2011 August 12, 2011

•	Changes in shareholding, including majority shareholder

Not applicable because the spin-off is a simple vertical spin-off.

•	Appraisal rights of shareholders

Not applicable because the spin-off is a simple vertical spin-off.

•	Protection of creditors

In accordance with Article 530-9 Paragraph 1, both SK Telecom and SK Planet will be jointly and severally liable for the payment of all obligations of SK Telecom incurred prior to the spin-off.

•	Allocation of new shares

In accordance with Articles 530-2 through 530-12, the spin-off is a simple vertical spin-off and all shares of SK Planet were allocated to SK Telecom.

(2)	Acquisition of shares of SK hynix Inc. (formerly, Hynix Semiconductor Inc.)

In accordance with the resolution of the Company’s board of directors on November 14, 2011, the Company purchased 146,100,000 shares of SK hynix Inc. (formerly, Hynix Semiconductor Inc.) (“SK Hynix”) (aggregate purchase price of Won 3,374,726 million) on February 14, 2012 in order to acquire control of SK Hynix. The Company had a 21.05% equity interest in SK Hynix after the purchase.

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(3)	Merger of SK Planet and SK Marketing & Company Co., Ltd.

On January 11, 2013, the Company acquired the remaining 50% equity stake in SK Marketing & Company Co., Ltd. (“SK Marketing & Company”), a company providing e-commerce and advertising services, from SK Innovation Co., Ltd. and gained control of both SK Marketing & Company and its subsidiary, M&Service Co., Ltd. The Company thereafter contributed the 100% equity stake in SK Marketing & Company to SK Planet and merged SK Marketing & Company into SK Planet as of February 1, 2013.

(4)	Acquisition of shares of PS&Marketing

On February 20, 2014, the board of directors of the Company resolved to invest an additional Won 100 billion (20 million common shares) into PS&Marketing, an affiliated company, in order to increase its mid- to long-term competitiveness in distribution. The date of investment was April 2, 2014, and the cumulative investment amount totaled Won 330 billion.

(5)	Disposition of shares of iHQ Inc.

On March 10, 2014, the Company disposed of 3,790,000 shares (its 9.4% equity share) of iHQ Inc. to rebalance its investment portfolio.

(6)	Acquisition of shares of Neosnetworks Co., Ltd. (“Neosnetworks”)

In order to acquire a new growth engine, the Company acquired a controlling stake in Neosnetworks, a building security company, with the purchase of 31,310 shares (a 66.7% equity interest) of Neosnetworks on April 2, 2014. The Company acquired an additional 50,377 shares in Neosnetworks in April 2015 through a rights offering, resulting in an increase of its ownership to 83.9%.

(7)	Acquisition of shares of Iriver

On August 13, 2014, the Company purchased 10,241,722 shares (a 39.3% equity interest) of Iriver Ltd. (“Iriver”) from Vogo-Rio Investment Holdings Co., Ltd. and KGF-Rio Limited in order to foster application development and smartphone accessories as part of the Company’s growth engines. The Company holds a 48.9% equity interest of Iriver by acquiring additional shares in its rights offering. The Company does not hold a majority of the voting rights of Iriver but the Company has concluded that it has effective control, as it holds significantly more voting rights than any other shareholder or any organized group of shareholders.

(8)	Acquisition of shares of Shopkick, Inc. (“Shopkick”)

On October 10 2014, SK Planet America LLC, a subsidiary of the Company, acquired (through its 95.2%-owned subsidiary Shopkick Management Company, Inc.) a 100.0% ownership interest in Shopkick, a developer of a shopping app for mobile devices that provides benefits to customers for visiting stores, in order to penetrate the mobile commerce market in the United States. In the first half of 2016, SK Planet America LLC acquired all remaining shares of Shopkick Management Company, Inc.

(9)	Disposition of Shenzen E-Eye shares

In 2014, the Company entered into an agreement to dispose of its equity interest in Shenzen E-eye in order to focus its business portfolio on high-growth business areas in the Chinese ICT market. The sale was completed on March 23, 2015.

(10)	Disposition of a portion of KEB Hana Card shares

On April 3, 2015, the Company sold 27,725,264 shares (10.4% out of the 25.4% equity interest the Company held prior to the sale) of KEB Hana Card Co., Ltd. to Hana Financial Group in cash. With the proceeds of such sale (Won 180 billion), the Company acquired equity interests in Hana Financial Group on April 17, 2015 through participation in a rights offering by Hana Financial Group. The Company plans to maintain its strategic alliance and pursue opportunities to create synergies with, Hana Financial Group.

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(11)	SK Broadband - Comprehensive Share Exchange

On March 20, 2015, the Company’s board of directors resolved to approve the Share Exchange.

•	Share Exchange ratio: Shareholders of one common share of SK Broadband were allotted 0.0168936 common shares of SK Telecom

•	Shares exchanged: 2,471,883 registered common shares of SK Telecom

•	Date of Share Exchange agreement: March 23, 2015

•	Record date: April 6, 2015

•	Announcement date for the proceeding of the Share Exchange as a small-scale share swap: April 6, 2015

•	Meeting of board of directors for approval of the Share Exchange: May 6, 2015

•	Date of the Share Exchange: June 9, 2015

(12)	Establishment of Entrix Co., Ltd.

In July 2015, SK Planet spun off its cloud streaming division and established Entrix Co., Ltd. The Company exchanged 1,300,000 shares of SK Planet for 1,300,000 shares of Entrix at the time of the spin-off and later acquired an additional 2,857,000 shares by participating in the recapitalization.

(13)	Additional capital raise by NanoEnTek Inc.

In 2015, the Company acquired 1,090,155 shares through the additional capital raise by NanoEnTek.

(14)	Reclassification of Packet One Networks’ accounts

In 2015, the Company reclassified its investments in Packet One from investments in associates and joint ventures to assets classified as held for sale as the Company no longer had significant control over Packet One. The difference between the book value and the fair value of Won 37.4 billion at the time of reclassification was recognized as impairment loss.

(15)	Acquisition of shares of SK Communications Co., Ltd. (“SK Communications”)

On October 1, 2015, the Company became the largest shareholder of SK Communications with a 64.54% equity interest through dividends in kind from SK Planet of 26,523,815 shares and the purchase of 1,506,130 shares over-the-counter.

(16)	Acquisition of shares of CJ HelloVision Co., Ltd. (“CJ HelloVision”)

On November 2, 2015, the Company’s board of directors resolved to approve the acquisition of CJ HelloVision’s shares from CJ O Shopping Co., Ltd. (“CJ O Shopping”) and on the same day, entered into a share purchase agreement with CJ O Shopping. In addition, on November 2, 2015, SK Broadband’s board of directors resolved to approve the merger of SK Broadband with CJ HelloVision and on the same day, entered into a merger agreement with CJ HelloVision and the closing of the merger was conditioned upon receipt of regulatory approval from relevant authorities. On July 25, 2016, the Company notified CJ O Shopping of the termination of the share purchase agreement and SK Broadband notified CJ HelloVision of the termination of the merger agreement, as the Korea Fair Trade Commission on July 18, 2016 denied approval of the proposed merger, which was a closing condition to the consummation of the merger.

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(17)	Tender offer of shares of CJ HelloVision

From November 2, 2015 to November 23, 2015, the Company purchased 6,671,933 shares of CJ Hellovision in a tender offer for up to 10,000,000 shares, paying Won 12,000 per share. Through this tender offer, the Company acquired an 8.61% equity interest in CJ HelloVision.

(18)	Establishment of SK TechX Co., Ltd. and Onestore

In March 2016, SK Planet spun off its platform business and T Store business and established SK TechX and Onestore. The Company exchanged 12,323,905 shares of SK Planet for 6,323,905 shares of SK TechX and 6,000,000 shares of Onestore at the time of the spin-off. The Company later acquired an additional 4,409,600 shares of Onestore at a purchase price of Won 22 billion by participating in the follow-on rights offering. The Company did not participate in the subsequent follow-on rights offering and as of December 31, 2016, the Company has a 65.5% interest in Onestore.

(19)	Spin-off and merger of SK Planet’s location-based services business and mobile phone verification services business

Through the merger of SK Planet’s location-based services business and mobile phone verification services business into SK Telecom, the Company seeks to provide a solid base for continued growth, especially in the next generation platform business, and SK Planet plans to further concentrate its resources on its commerce business. The spin-off and merger was effective as of April 5, 2016 and was registered as of April 7, 2016. SK Planet is a wholly-owned subsidiary of the Company, and as the Company did not issue any new shares in connection with the merger, there was no change in the share ownership of the Company.

(20)	Establishment of Hana-SK Fintech Corporation

In order to provide an everyday finance platform, the Company entered into a joint venture agreement with Hana Financial Group, in accordance with the resolution of the Company’s board of directors on July 28, 2016. Combining the Company’s leading mobile technology and big data analysis capabilities with Hana Financial Group’s financial service, Hana-SK Fintech Corporation plans to provide innovative mobile financial services such as mobile asset management, easy payment and overseas wire transfer services. SK Telecom holds a 49% equity stake in the joint venture, and Hana Financial Group holds the remaining 51%. The services are scheduled to launch in the first half of 2017.

(21)	Capital contribution of shares of Neosnetworks for new shares of SK Telink Co., Ltd. (“SK Telink”)

On October 25, 2016, the Company made a capital contribution of all shares of Neosnetworks owned by the Company to SK Telink in exchange for 219,967 newly issued shares of SK Telink, which resulted in an increase of the Company’s equity interest in SK Telink to 85.86%.

(22)	Acquisition of shares of SM Mobile Communications

In October 2016, the Company transferred the media platform businesses Hotzil and 5Ducks to SM Mobile Communications in exchange for 1,200,000 shares of SM Mobile Communications. As a result, the Company owned a 46.2% equity interest in SM Mobile Communications as of December 31, 2016.

(23)	Exchange of shares of SK Communications

On November 24, 2016, the Company’s board of directors resolved to approve the payment of cash consideration in lieu of the issuance of shares of the Company in a comprehensive exchange of shares of SK Communications. The amount of cash consideration was based on a share exchange ratio of one common share of the Company to 0.0125970 common share of SK Communications. In February 2017, SK Communications became a wholly-owned subsidiary of the Company.

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[SK Broadband]

(1)	Share Exchange

On March 20, 2015, the board of directors of SK Broadband resolved to approve the comprehensive exchange of shares of SK Broadband for shares of the Company. The share exchange was approved at the extraordinary meeting of shareholders held on May 6, 2015. Subsequent to the share exchange, the Company became the parent company of SK Broadband with 100% ownership and remained a listed corporation on the KRX KOSPI Market, and SK Broadband became a wholly-owned subsidiary of the Company and was delisted from the KRX KOSDAQ Market. There was no change in the share ownership interest of the Company’s existing shareholders or the Company’s management in connection with the Share Exchange.

(2)	Merger among Subsidiaries and Affiliates

On July 29, 2015, the board of directors of SK Broadband approved the acquisition of SK Planet’s Hoppin business through a spin-off and subsequent merger transaction pursuant to Article 530-2 of the Korean Commercial Code, with both SK Broadband and SK Planet remaining as existing companies. The spin-off and subsequent merger were effective as of September 1, 2015, and on the same day, SK Broadband issued 2,501,125 new common shares resulting from the merger, allotting 0.0349186 common shares of SK Broadband per one common share of SK Planet to SK Telecom, SK Planet’s sole shareholder.

(3)	Merger with CJ HelloVision

On November 2, 2015, SK Broadband’s board of directors resolved to approve the merger of SK Broadband with CJ HelloVision such that CJ HelloVision would be the surviving entity and SK Broadband would be the non-surviving entity. The largest shareholder of the merged entity would be SK Telecom with an equity interest of 78.35%. On February 26, 2016, the entry into the merger agreement was resolved as proposed by SK Broadband’s shareholders.

On July 25, 2016, SK Broadband notified CJ HelloVision of the termination of the merger agreement, as the Korea Fair Trade Commission on July 18, 2016 denied approval of the proposed merger, which was a closing condition to the consummation of the merger. On July 27, 2016, SK Broadband’s board of directors resolved to terminate the merger agreement as proposed. Subsequently, the merger agreement is no longer effective and all procedures related to the merger, including the issuance of new shares, were terminated.

[SK Planet]

On January 11, 2013, the Company acquired the remaining 50% equity stake in SK Marketing & Company, a company providing e-commerce and advertising services, from SK Innovation Co., Ltd. and gained control of both SK Marketing & Company and its subsidiary, M&Service Co., Ltd. The Company thereafter contributed the 100% equity stake in SK Marketing & Company to SK Planet and merged SK Marketing & Company into SK Planet as of February 1, 2013. In connection with the capital contribution and merger, SK Planet issued 12,927,317 of its common stock to SK Telecom.

On April 22, 2013, the board of directors of SK Planet resolved to merge Madsmart, Inc., its wholly-owned subsidiary, into SK Planet to enhance the competitiveness of its platform business and provide faster service to customers by merging the ICT capabilities of the two companies. The merger was effective as of June 1, 2013 and SK Planet did not issue any new shares in connection with the merger.

On May 29, 2015, the board of directors of SK Planet resolved to spin off its cloud streaming division on July 1, 2015 in order to strengthen its business capabilities and expand overseas. The spin-off ratio was 0.9821740 for the surviving company to 0.0178260 for the newly-established company, and the capital reduction ratio was 1.7825968%.

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On July 29, 2015, the board of directors of SK Planet resolved to spin off its Hoppin business, which was merged into SK Broadband on September 1, 2015, in order to unify capabilities within the business and maximize synergies to improve its competitive power in the Korean and international mobile media market. SK Planet issued 2,501,125 new common shares in connection with this transaction, and the merger ratio between SK Planet and SK Broadband was 0.0349186:1.

On December 29, 2015, the board of directors of SK Planet resolved to merge Commerce Planet Co., Ltd., its wholly-owned subsidiary, into SK Planet to generate synergies by uniting capabilities to promote its commerce business. The merger was effective as of February 1, 2016, and SK Planet did not issue any new shares in connection with the merger.

Effective as of March 1, 2016, SK Planet spun off its platform business and T Store business in order to enhance the competitiveness of each business for future growth.

Effective as of April 5, 2016, SK Planet spun off its location-based services business and mobile phone verification services business and merged them into the Company in order to further concentrate its resources on its commerce business.

[SK Telink]

In accordance with the resolution of its board of directors on September 22, 2016, SK Telink received a capital contribution of 408,435 shares (an 83.9% equity interest) of Neosnetworks owned by SK Telecom. On October 25, 2016, SK Telink acquired the remaining 78,200 outstanding shares (a 16.1% equity interest) of Neosnetworks, pursuant to which Neosnetworks became a wholly-owned subsidiary of SK Telink.

[SK Communications]

(1)	Disposition of shares of SK i-media

Pursuant to the resolution of its board of directors on October 17, 2011, SK Communications sold all of the shares of SK i-media Co., Ltd. it owns to LK Media Tec Co., Ltd. for Won 1 million of cash.

(2)	Disposition of shares of U-Land

Pursuant to the resolution of its board of directors on December 21, 2011, SK Communications sold all of the shares of U-Land Co., Ltd. (a 29.85% equity interest) it owns to SK Planet for Won 10 million.

(3)	Disposition of the Cyworld service

Pursuant to the resolution of its board of directors on March 6, 2014, SK Communications sold its Cyworld service and certain related assets to Cyworld Co., Ltd. for Won 2.8 billion on April 8, 2014.

(4)	Disposition of shares of Service-In

On November 19, 2012, SK Communications sold all of its shares (80,000 common shares) in Service-In Co., Ltd., its subsidiary, to the chief executive officer of Service-In Co., Ltd., pursuant to a resolution of its board of directors of October 31, 2012.

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(5)	Change in the largest shareholder

On September 24, 2015, SK Telecom and SK Planet entered into a share transfer agreement to transfer all of the shares of SK Communications held by SK Planet to SK Telecom. The agreement became effective on October 1, 2015, making SK Telecom the largest shareholder of SK Communications.

(6)	Comprehensive share exchange

Pursuant to the resolution of its board of directors on November 24, 2016, SK Communications entered into a comprehensive share exchange agreement with SK Telecom on November 25, 2016. Upon the consummation of the share exchange on February 7, 2017, SK Communications became a wholly-owned subsidiary of SK Telecom.

[PS&Marketing]

On February 20, 2014, the board of directors of PS&Marketing resolved to acquire the retail distribution business, including related assets, liabilities, contracts and human capital of the information technology and mobile wing of SK Networks. On the same day, the board of directors of PS&Marketing also resolved to acquire retail stores, including their assets and liabilities, of LCNC Co., Ltd (“LCNC”). The acquisitions were completed on April 30, 2014 at a purchase price of Won 124.5 billion for the assets acquired from SK Networks and a purchase price of Won 10 billion for the assets acquired from LCNC.

[SK M&Service]

Upon the merger between SK Marketing & Company, which held a 100% equity stake in SK M&Service, and SK Planet on February 1, 2013, SK Planet holds a 100% equity stake in SK M&Service.

[Neosnetworks]

On March 31, 2015, Neosnetworks acquired the unmanned electronic security business of Joeun Safe to expand its unmanned security business. The acquisition cost, which had been reported on January 5, 2015 as Won 19.4 billion, was subject to adjustment depending on the customer transfer rate. The final acquisition cost was determined to be Won 16.9 billion.

[Iriver]

(1)	Merger of Iriver CS Co., Ltd. (“Iriver CS”)

Pursuant to the resolution of its board of directors on November 18, 2014, Iriver decided to merge with Iriver CS, its wholly-owned subsidiary, with Iriver as the surviving entity. The merger was completed based on the merger ratio of 1:0 with no capital increase. The merger and merger registration were completed on January 31, 2015 and February 2, 2015, respectively.

(2)	New Establishment of groovers Japan Co. Ltd. (“groovers Japan”)

On February 25, 2015, Iriver newly established its overseas subsidiary, groovers Japan, for the purpose of strengthening new business opportunities in Japan.

E.	Other Important Matters related to Management Activities

[SK Telecom]

(1)	Issuance of bonds

On May 14, 2014, the Company issued four tranches of fixed-rate unsecured bonds in the principal amounts of Won 50 billion (with an annual interest rate of 3.301% and a maturity date of May 14, 2019), Won 150 billion (with an annual interest rate of 3.637% and a maturity date of May 14, 2024), Won 50 billion (with embedded options, an annual interest rate of 4.725% and a maturity date of May 14, 2029), and Won 50 billion (with embedded options, an annual interest rate of 4.72% and a maturity date of May 14, 2029).

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On October 28, 2014, the Company issued three tranches of fixed-rate unsecured bonds in the principal amounts of Won 160 billion (with an annual interest rate of 2.53% and a maturity date of October 28, 2019), Won 150 billion (with an annual interest rate of 2.66% and a maturity date of October 28, 2021), and Won 190 billion (with an annual interest rate of 2.82% and a maturity date of October 28, 2024).

On February 26, 2015, the Company issued three tranches of fixed-rate unsecured bonds in the principal amounts of Won 100 billion (with an annual interest rate of 2.40% and a maturity date of February 26, 2022, Won 150 billion (with an annual interest rate of 2.49% and a maturity date of February 26, 2025), and Won 50 billion (with an annual interest rate of 2.61% and a maturity date of February 26, 2030).

On July 17, 2015, the Company issued four tranches of fixed-rate unsecured bonds in the principal amounts of Won 90 billion (with an annual interest rate of 1.89% and a maturity date of July 17, 2018), Won 70 billion (with an annual interest rate of 2.66% and a maturity date of July 17, 2025), Won 90 billion (with an annual interest rate of 2.82% and a maturity date of July 17, 2030), and Won 50 billion (with an annual interest rate of 3.40% and a maturity date of July 17, 2030).

On November 30, 2015, the Company issued four tranches of fixed-rate unsecured bonds in the principal amounts of Won 80 billion (with an annual interest rate of 2.073% and a maturity date of November 30, 2018), Won 100 billion (with an annual interest rate of 2.550% and a maturity date of November 30, 2025), Won 70 billion (with an annual interest rate of 2.749% and a maturity date of November 30, 2035), and Won 50 billion (with embedded options, an annual interest rate of 3.100% and a maturity date of November 30, 2030).

On March 4, 2016, the Company issued four tranches of fixed-rate unsecured bonds in the principal amounts of Won 70 billion (with an annual interest rate of 1.651% and a maturity date of March 4, 2019), Won 100 billion (with an annual interest rate of 1.802% and a maturity date of March 4, 2021), Won 90 billion (with an annual interest rate of 2.077% and a maturity date of March 4, 2026), and Won 80 billion (with an annual interest rate of 2.243% and a maturity date of March 4, 2036).

On June 3, 2016, the Company issued four tranches of fixed-rate unsecured bonds in the principal amounts of Won 50 billion (with an annual interest rate of 1.621% and a maturity date of June 3, 2019), Won 50 billion (with an annual interest rate of 1.709% and a maturity date of June 3, 2021), Won 120 billion (with an annual interest rate of 1.973% and a maturity date of June 3, 2026), and Won 50 billion (with an annual interest rate of 2.172% and a maturity date of June 3, 2031).

(2)	Issuance of hybrid securities

On June 7, 2013, the Company issued Won 400 billion principal amount of hybrid securities in the form of unguaranteed subordinated bonds with an annual interest rate of 4.21%, which is based on the five-year Korean government bond yield plus a spread. An additional spread of 0.25% is payable beginning ten years from the date of issuance and an additional spread of 0.75% is payable after 25 years from the date of issuance. The Company classified the hybrid securities as equity, as there is no contractual obligation to deliver financial assets to the bondholders. The maturity date of the hybrid securities is June 7, 2073, which can be extended by the Company without any notice or announcement.

(3)	Conversion of convertible notes

On April 7, 2009, the Company issued convertible notes with a maturity of five years in the principal amount of US$332,528,000 with an annual interest rate of 1.75%. In 2013, holders exercised their conversion rights with respect to an aggregate principal amount of US$326,023,000 of the convertible notes. The Company delivered 1,241,337 treasury shares in respect of US$170,223,000 of the exercised aggregate principal amount and delivered cash in respect of the remainder due to the limit on foreign ownership. In connection with such conversion, the Company recognized Won 135 billion in financial expenses in 2013. On November 13, 2013, the Company exercised its early redemption right and on December 13, 2013, redeemed the US$6,505,000 principal amount of convertible notes not converted by noteholders. A 20-day volume weighted average pricing formula was used for the delivery of cash made in place of treasury shares. Due to such calculation, the Company still had US$91,108,507 outstanding in payables as of December 31, 2013. The amount was paid in full as of January 6, 2014, and currently, there is no amount outstanding.

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[SK Broadband]

SK Broadband acquired subscriberships of regional cable and other service providers on several different occasions. Such acquisitions were intended to secure a stable subscriber base for its broadband Internet service and, at the same time, increase the service coverage area. Because such acquisitions were conducted on a relatively small scale and involved the purchase of subscriberships, SK Broadband did not believe that such acquisitions rose to the level of purchasing an entire business line from another company or were likely to have a material impact on its business, and therefore decided that such acquisitions did not require resolutions of its shareholders.

3.	Total Number of Shares

A.	Total Number of Shares

(As of December 31, 2016)		(Unit: in shares)
Classification	Share type			Remarks
	Common shares	Preferred shares	Total
I. Total number of authorized shares	220,000,000	—	220,000,000	—
II. Total number of shares issued to date	89,278,946	—	89,278,946	—
III. Total number of shares retired to date	8,533,235	—	8,533,235	—
a. reduction of capital	—	—	—	—
b. retirement with profit	8,533,235	—	8,533,235	—
c. redemption of redeemable shares	—	—	—	—
d. others	—	—	—	—
IV. Total number of shares (II-III)	80,745,711	—	80,745,711	—
V. Number of treasury shares	10,136,551	—	10,136,551	—
VI. Number of shares outstanding (IV-V)	70,609,160	—	70,609,160	—

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B.	Treasury Shares

(1)	Acquisitions and dispositions of treasury shares

(As of December 31, 2016)	(Unit: in shares)

Acquisition methods			Type of shares	At the beginning of period	Changes			At the end of period
					Acquired (+)	Disposed (-)	Retired (-)
Acquisition pursuant to the Financial Investment Services and Capital Markets Act of Korea (“FSCMA”)	Direct acquisition	Direct acquisition from market	Common shares	10,136,551	—	—	—	10,136,551
			Preferred shares	—	—	—	—	—
		Direct over- the-counter acquisition	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Tender offer	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Sub-total	Common shares	10,136,551	—	—	—	10,136,551
			Preferred shares	—	—	—	—	—
	Acquisition through trust and other agreements	Held by trustee	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Held in actual stock	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Sub-total	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
Other acquisition			Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
Total			Common shares	10,136,551	—	—	—	10,136,551
			Preferred shares	—	—	—	—	—

4.	Status of Voting Rights

(As of December 31, 2016)	(Unit: in shares)

Classification		Number of shares	Remarks
Total shares (A)	Common share	80,745,711	—
	Preferred share	—	—
Number of shares without voting rights (B)	Common share	10,136,551	Treasury shares
	Preferred share	—	—
Shares without voting rights pursuant to the Company’s articles of incorporation (the “Articles of Incorporation”) (C)	Common share	—	—
	Preferred share	—	—
Shares with restricted voting rights pursuant to Korean law (D)	Common share	—	—
	Preferred share	—	—
Shares with reestablished voting rights (E)	Common share	—	—
	Preferred share	—	—
The number of shares with exercisable voting right s (F = A - B - C - D + E)	Common share	70,609,160	—
	Preferred share	—	—

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5.	Dividends and Others

A.	Dividends

(1)	Distribution of cash dividends was approved during the 30th General Meeting of Shareholders held on March 21, 2014.

•	Distribution of cash dividends per share of Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.

(2)	Distribution of interim dividends of Won 1,000 was approved during the 366th Board of Directors’ Meeting on July 24, 2014.

(3)	Distribution of cash dividends was approved during the 31st General Meeting of Shareholders held on March 20, 2015.

•	Distribution of cash dividends per share of Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.

(4)	Distribution of interim dividends of Won 1,000 was approved during the 378th Board of Directors’ Meeting on July 23, 2015.

(5)	Distribution of cash dividends was approved during the 32nd General Meeting of Shareholders held on March 18, 2016.

•	Distribution of cash dividends per share of Won 9,000 (exclusive of an interim dividend of Won 1,000) was approved.

(6)	Distribution of interim dividends of Won 1,000 was approved during the 393rd Board of Directors’ Meeting on July 28, 2016.

(7)	Distribution of cash dividends was approved during the 33rd General Meeting of Shareholders held on March 24, 2017.

•	Distribution of cash dividends per share of Won 9,000 (exclusive of an interim dividend of Won 1,000) was approved.

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B.	Dividends for the Last Three Fiscal Years

(Unit: in millions of Won, except per share values and percentages)

Classification		As of and for the year ended December 31, 2016	As of and for the year ended December 31, 2015	As of and for the year ended December 31, 2014
Par value per share (Won)		500	500	500
(Consolidated)Net income		1,660,101	1,518,604	1,801,178
Net income per share (Won)		23,497	20,988	25,154
Total cash dividend		706,091	708,111	666,802
Total stock dividends		—	—	—
(Consolidated) Percentage of cash dividend to available income (%)		42.5	46.6	37
Cash dividend yield ratio (%)	Common share	4.3	4.6	3.5
	Preferred share	—	—	—
Stock dividend yield ratio (%)	Common share	—	—	—
	Preferred share	—	—	—
Cash dividend per share (Won)	Common share	10,000	10,000	9,400
	Preferred share	—	—	—
Stock dividend per share (share)	Common share	—	—	—
	Preferred share	—	—	—

*	Net income per share means basic net income per share. The cash dividend per share amounts include the respective interim cash dividend per share amounts.

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II.	BUSINESS

1.	Business Overview

Each company in the consolidated entity is a separate legal entity providing independent services and products. The business is primarily separated into (1) the wireless business consisting of cellular voice, wireless data and wireless Internet services, (2) the fixed-line business consisting of fixed-line telephone, high speed Internet, data and network lease services, among others, and (3) other businesses consisting of platform services and Internet portal services, among others.

Set forth below is a summary business description of material consolidated subsidiaries.

Classification	Company name	Description of business
Wireless	SK Telecom Co., Ltd.	Wireless voice and data telecommunications services via digital wireless networks
	PS&Marketing Co., Ltd.	Sale of fixed-line and wireless telecommunications products through wholesale, retail and online distribution channels
	Network O&S Co., Ltd.	Maintenance of switching stations

Fixed-line	SK Broadband Co., Ltd.

High-speed Internet, TV, telephone, commercial data and other fixed-line services and management of the transmission system for online digital contents

Various media-related services, such as channel management, including video on demand, and mobile IPTV services

	SK Telink Co., Ltd.	International wireless direct-dial “00700” services, voice services using Internet protocol, Mobile Virtual Network Operator (“MVNO”) business and automated security services

Other business	SK Planet Co., Ltd.	Various platform services such as 11th Street, Syrup, OK Cashbag in the commerce area
	SK TechX Co., Ltd.	Develop and supply system software for SK Telecom
	Onestore Co., Ltd.	Operate app store
	SK Communications Co., Ltd.	Integrated portal services through NATE and instant messaging services through NATE-ON
	SK M&Service Co., Ltd.	System software development, distribution and technical support services and other online information services
	Iriver Ltd.	Audio and video device manufacturing
	SK Planet America LLC	System software development, distribution and investments
	Shopkick Management Company, Inc.	System software development, distribution and investments
	Atlas Investment	Investments

[Wireless Business]

A.	Industry Characteristics

The telecommunications services market can be categorized into telecommunications services (such as fixed-line, wireless, leased line and value-added services) and broadcasting and telecommunications convergence services. Pursuant to the Telecommunications Business Act, the telecommunications services market can be further classified into basic telecommunications (fixed-line and wireless telecommunications), special category telecommunications (resale of telecommunications equipment, facilities and services) and value-added telecommunications (internet connection and management, media contents and others). The size of the domestic telecommunications services market is determined based on various factors specific to Korea, including size of population that uses telecommunication services and telecommunications expenditures per capita. While it is possible for Korean telecommunication service providers to provide services abroad through acquisitions or otherwise, foreign telecommunication services markets have their own characteristics depending, among others, on the regulatory environment and demand for telecommunication services.

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The Korean mobile communication market is considered to have reached its maturation stage with more than a 100% penetration rate. However, the Korean mobile communications market continues to improve in the quality of services with the help of advances in network-related technology and the development of highly advanced LTE-A, LTE and 3G smartphones which enable the provision of convergence services for multimedia contents, mobile commerce, telematics, new media and other related services. In addition, through the commercialization of LTE network in July 2011 and LTE-A network in June 2013, B2B businesses, such as the corporate “connected workforce” business which can directly contribute to an enhancement in productivity, are expected to grow rapidly. In the first half of 2014, wideband LTE-A service was commercialized and on December 29, 2014, tri-band LTE-A service with a maximum speed of 300 Mbps was also commercialized. Such achievements were the building blocks towards the Company’s LTE penetration reaching 71.2% as of December 31, 2016.

B.	Growth Potential

(Unit: in 1,000 persons)

Classification		As of December 31,
		2016	2015	2014
Number of subscribers	SK Telecom	26,428	25,928	26,138
	Others (KT, LGU+)	27,018	26,088	25,588
	MVNO	6,841	5,921	4,584
	Total	60,287	57,937	56,310

*	Source: Wireless subscriber data from the Ministry of Science, ICT and Future Planning (“MSIP”) as of December 31, 2016.

C.	Domestic and Overseas Market Conditions

The Korean mobile communication market includes the entire population of Korea with mobile communication service needs, and almost every Korean is considered a potential user. Sales revenue related to data services is expected to increase due to the increasing popularity of smartphones and high-speed wireless networks. There is also a growing importance to the business-to-business segment, which creates added value by selling and developing various solutions. Seasonal and economic fluctuations have much less impact on the Korean mobile communication market compared to other industries.

Set forth below is the historical market share of the Company.

(Unit: in percentages)

Classification	As of December 31,
	2016	2015	2014
Mobile communication services	49.1	49.4	50.2

*	Source: MSIP website and each Korean telecommunications company’s respective earnings releases (including MVNOs).

D.	Business Overview and Competitive Strengths

The Company is seeking to transform itself from a telecommunications service provider into a comprehensive ICT service provider. It has continued to innovate the scope of its services and achieved strong growth in subscribers amid fierce competition and rate cuts. As a result, for the twelve months ended December 31, 2016, the Company recorded Won 17.1 trillion in revenue and Won 1.5 trillion in operating income on a consolidated basis and Won 12.4 trillion in revenue and Won 1.8 trillion in operating income on a separate basis.

In particular, the number of subscribers subscribing to “Band Data” plans, which was launched in the second quarter of 2015, has continued to steadily increase in 2016, which in turn led to an increase in data usage. The success of Luna, a smartphone launched in September 2015 that was designed to run exclusively on the Company’s networks, led to the launch of various other relatively low-priced devices and became an example of successfully targeting a niche market.

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By continuing to be innovative in developing core competencies, the Company has more firmly established its position as the market leader in wireless telecommunications. The competitive environment of the wireless telecommunications industry has become more focused on retention. For the twelve months ended December 31, 2016, the average monthly churn rate was 1.4%, a record low since 2004 when the mobile number portability system was first introduced. The number of subscribers (including MVNO subscribers) as of December 31, 2016, was 29.6 million, an increase of approximately 970,000 from the previous year. In particular, the number of smartphone subscribers as of December 31, 2016, was 21.9 million, an increase of approximately 1,260,000 from the previous year, propelled by 21.1 million LTE subscribers, solidifying the Company’s market leadership. In addition, as of December 31, 2016, the number of subscribers for products targeted towards second devices such as the T Kids’ phone – Joon and T Outdoor reached over a million, which the Company believes shows a level of demand that can potentially lead to growth of the lifestyle enhancement platform.

Following the launch of commercial LTE services in July 2011, the Company became the first telecommunications service provider in the world to launch commercial wideband LTE-A services in June 2014. In December 2014, the Company launched tri-band LTE-A services. By launching various high quality services utilizing the LTE-A and wideband LTE networks such as group video conference call services and full high definition mobile IPTV streaming services, the Company plans to provide an innovative user experience, enhance customer satisfaction and increase profitability.

The Company has proved that it has superior network quality compared to its competitors according to the Korea Communications Commission quality evaluations. The Company has also proved to be the leader in Korea’s top three customer satisfaction indices: according to the National Customer Satisfaction Index, Korean Customer Satisfaction Index and Korean Standard Service Quality Index, the Company has continued to hold the leading position for 20 years, 19 years and 17 years, respectively.

SK Telink, a consolidated subsidiary of the Company, expanded its operations to the MVNO business based on its technical expertise and know-how obtained in its international telecommunications business and launched its MVNO service, 7Mobile, which is offered at reasonable rates and provides excellent quality. SK Telink is increasing its efforts to develop low-cost distribution channels and create niche markets through targeted marketing towards customers with lower average revenue per user. An MVNO leases the networks of a mobile network operator (“MNO”) and provides wireless telecommunication services under its own brand and fee structure, without owning telecommunication networks or frequencies.

Network O&S, a subsidiary of the Company responsible for the operation of the Company’s base stations and related transmission and power facilities, offers quality fixed-line and wireless network services to customers, including mobile office products to business customers.

PS&Marketing, a subsidiary of the Company, provides a sales platform for products of the Company and SK Broadband including fixed-line and wireless telecommunication products that address customers’ needs for various convergence products. PS&Marketing provides differentiated service to clients through the establishment of new sales channels and product development.

[Fixed-line Business]

A.	Industry Characteristics

The Korean fixed-line services industry is marked by a relatively low level of economic sensitivity and high level of market concentration, as the government is highly selective in granting telecommunications business licenses. The competitive landscape of the fixed-line and wireless services markets is dominated by its three leading operators, the Company (including SK Broadband), KT and LG U+. Growing competition within the industry has promoted rapid technological evolution, including the convergence of fixed-line and wireless services, as well as broadcasting and telecommunications. In general, the fixed-line and wireless services markets have been characterized by relatively high profitability, cash flows and financial stability.

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In the backdrop of increasing regulation in the fixed-line industry, competition to provide Giga services has intensified and the growth of high-speed internet subscribers has slowed. It is currently expected that the rate of increase of IPTV subscribers will decrease, among others, due to the conversion to digital broadcasting. In order to differentiate itself from its competitors, the Company believes that it will need to provide customers with high quality media content on its IPTV platform. Additionally, the Company expects increased demand for ultra-high definition broadcasting. Such changing trends of broadcasting consumption present opportunities to incorporate the Company’s IoT, cloud and big data technologies into the Company’s home platform business to achieve new growth. The Company plans to increase its subscriber base by providing differentiated services and focusing on marketing strategies centered around high value services such as Giga services and ultra-high definition broadcasting services.

B.	Growth Potential

(Unit: in 1,000 persons for high-speed Internet and fixed-line telephone, in 1,000 terminals for IPTV)

Classification		As of December 31,
		2016	2015	2014
Fixed-line Subscribers	High-speed Internet	20,556	20,025	19,199
	Fixed-line telephone	15,746	16,341	16,939
	IPTV (real-time)	11,850	10,992	9,670

*	Source: MSIP website.
*	Number of IPTV subscribers for 2016 is the average number of IPTV subscribers in the first six months of 2016 based on MSIP announcements.

C.	Cyclical Nature and Seasonality

High-speed Internet, fixed-line telephone and IPTV services are mature markets that are comparatively less sensitive to cyclical economic changes as such services have become more of a necessity and the market has matured. The telecommunications services market overall is not expected to be particularly affected by economic downturns due to the low income elasticity of demand for telecommunication services.

Set forth below is the historical market share of the Company.

(Unit: in percentages)

Classification	As of December 31,
	2016	2015	2014
High-speed Internet (including resales)	25.3	25.1	25.1
Fixed-line telephone (including Voice over Internet Protocol (“VoIP”)	16.9	17.1	17.0
IPTV	30.7	30.5	29.2

*	Source: MSIP website.
*	With respect to Internet telephone, the market share was calculated based on market shares among the Company, KT and LG U+ and is based on the number of IP phone subscribers.
*	The number of IPTV subscribers was taken from data announced by the MSIP on November 15, 2016, and the number of IPTV subscribers as of December 31, 2016, was calculated using the average number of subscribers for the first six months of 2016.

D.	Business Overview and Competitive Strengths

Revenue of the our fixed-line business increased in 2016 primarily due to increases in revenues from the our high-speed internet and IPTV services, and achieved stable growth in profitability despite investments made for Giga and ultra-high definition broadcasting services and the strengthening of our media platform. As of December 31, 2016, the number of subscribers to each of our high-speed internet, fixed-line telephones, VoIP and IPTV services was 5.21 million, 2.56 million, 1.72 million and 3.97 million, respectively. In addition, SK Broadband’s international credit ratings remain unchanged from last year, and SK Broadband has maintained a stable financial position throughout 2016.

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The number of our high-speed internet subscribers increased by approximately 170,000 in 2016 as a result of improved customer retention and low subscriber deactivation rates. We achieved the second largest market share in the Giga internet business due to the early expansion of our Giga services coverage. The increase in the number of subscribers to our Giga services contributed to an increase in revenue in 2016 as well as an increase in average revenue per subscriber in the fourth quarter of 2016.

Revenue from our IPTV business increased by approximately 33% in 2016 compared to 2015, as the number of IPTV subscribers increased and our platform services business evolved, driving the overall revenue growth in fixed-line services. In particular, the increase in the number of subscribers for our ultra-high definition broadcasting services and other premium services contributed to a shift toward a subscriber base with higher average revenue per subscriber. The number of subscribers to oksusu, our mobile IPTV service, has also continued to increase in 2016.

Revenue from our corporate communications services business increased by approximately 12% compared to 2015 as a result of the repositioning of the business and constituted a greater portion of total revenue from our fixed-line business in 2016 compared to 2015. In addition, the early expansion of our Giga services coverage in the first half of 2016 gave us a competitive advantage in marketing, and our quality control and the overall quality of the customer experience have improved over time.

SK Telink, a provider of international telecommunications service, has been able to establish itself as a market leader as a result of its affordable pricing, proactive marketing and the quality of its services. It launched a mobile phone-based international calling service under the brand name “00700” in 1998, creating a new niche market within the long-distance telephony market that was otherwise dominated by existing service providers. In 2003, SK Telink was designated a common carrier for international calling services, which allowed the Company to expand its international calling services to fixed-line international calling services. In 2005, SK Telink obtained a license to operate VoIP services and local calling value-added services to develop into a versatile fixed-line telecommunications service provider. SK Telink plans to strategically target the convergence of wireless and fixed-line telecommunications and strengthen its existing business, including international and long-distance calling services, value-added services for local calling and B2B services, and video conference call services while aiming to satisfy the diverse needs of customers by providing quality solutions at reasonable prices.

[Other Business]

A.	Industry Characteristics

As the number of smartphones distributed in Korea exceeds 40 million, the growth in various mobile devices has spurred the rise of the service provider with a strong platform business as the leader in the ICT market. It is becoming increasingly important to enhance competitiveness by building a platform with large data capacity to handle the increase in data transmission.

A platform business acts as an intermediary by promoting interactions among various customer groups, thereby generating new values. It is important for a platform business to continually attract subscribers and users and to create an ecosystem with certain lock-in effects. A platform can exist in various forms, including as a technological standard (iOS, Android OS), a subscriber-based service platform (Facebook, Twitter) or a marketplace (Amazon, Onestore). Platform businesses are evolving and expanding globally.

A platform business has strong growth potential due to its connectivity with related services and ease of global expansion. Apple became a world-leading smartphone producer based on its innovative design and the competitive strength of its App Store platform. Google has created a new ecosystem of long-tail advertising by attracting millions of third parties to its advertising platform, as well as showing strong growth in mobile markets with its competitive platform based on Android OS. It is becoming increasingly important to enhance competitiveness through a database that can register and analyze purchase patterns of customers across all areas and a platform with large data capacity with which to utilize this database and provide differentiated services to customers.

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B.	Growth Potential

The scope and value generated by the platform business, including application and content marketplaces and N-screen services, continue to increase as smartphones and tablet computers become more popular and the bandwidth and speed of network infrastructure improve. As the wireless network evolves to LTE, business opportunities for the platform business exist, including multimedia streaming, N-screen service based on cloud technology and high-definition location-based services. Since the platform business realizes profit by connecting with advertisements or commerce sites after building a critical mass of subscribers and traffic, the recent growth in the advertising and commerce markets is expected to present an opportunity for platform businesses. The importance of building a platform with large data capacity that is connected to various digital contents and commerce is expected to increase in the future.

C.	Domestic and Overseas Market Conditions

(1)	Commerce markets

The Company expects that online/mobile commerce markets will continue to grow due to the growth potential of the Internet shopping population, the strengthening of online business models by off-line operators, and the rapid rise of mobile commerce. Recently, due to the widespread use of smartphones and social media, the commercialization of location-based services and the development of big data technology, online to offline (or, O2O) business, which is a concept of attracting customers to offline stores using online and mobile environments, is being highlighted as a new field in the online commerce market industry as new business models continue to emerge.

(2)	Digital contents

The growth of application marketplaces, which started with Apple’s App Store, provides the platform business with new opportunities for revenue generation. The competitive paradigm is shifting from a competition among platform operators toward a competition among eco-systems that include application developers as well as platform operators.

D.	Business Overview and Competitive Strengths

The Company plans to expand its platform ecosystem in operating its commerce business which includes marketplace and O2O businesses, such as 11th Street, Syrup and OK Cashbag, thereby ultimately increasing its enterprise value.

(1)	Commerce business

11th Street, an online marketplace, has continued its growth through effective marketing and customer satisfaction. Despite its later entry into the online commerce market (launched in 2008) which was already divided between Auction and G-Market, it is leading the domestic e-commerce market. Furthermore, 11th Street has established itself as the domestic market leader in mobile commerce, following its successful entry into and rapid growth in this market. Growth plans involving overseas joint ventures based on 11th Street’s business expertise have resulted in the successful launch of an open online commerce market in Turkey in partnership with Doğuş Group in March 2013. In Indonesia, an open market service was launched in March 2014 through collaboration with PT XL Axiata Tbk, a wireless telecommunications company in Indonesia. In October 2014, SK Planet and Celcom Axiata Berhad, which is a leading telecommunications service provider in Malaysia, established a joint venture, Celcom Planet, and launched online commerce services tailored to the Malaysian market in April 2015. 11th Street is not only actively engaged in operating such business in Malaysia, but has also launched its service in Thailand in February 2017.

Syrup is a consumer-oriented commerce service with the goal of minimizing its customers’ time and efforts while maximizing the economic benefits by providing information about coupons and events based on time, place and occasion. To achieve this goal, Syrup combines location-based services, such as geo-fencing, a virtual perimeter technology using a global positioning system (or, GPS) and Bluetooth Low Energy (or, BLE), with big data analysis of consumption patterns. Syrup’s business partners can benefit from cost-effective marketing through Syrup by utilizing statistics and analysis regarding consumers’ frequency of visits, preferred products, and consumption patterns. Furthermore, Syrup is strengthening its market power and competitiveness through the continual release of vertical products such as Syrup Pay and Syrup Table and the expansion of Merchant.

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OK Cashbag is a point-based loyalty marketing program which has grown to become a global top-tier loyalty marketing program since its inception in 1999. Customers have access to increased benefits through accumulation of loyalty reward points and partner companies use OK Cashbag as a marketing resource. As Korea’s largest loyalty mileage program, OK Cashbag maintains a leading position in the industry. The Company is continuing to develop its service in light of market conditions and customers’ needs to enhance its customers’ perception of point value and is reviewing and pursuing various plans to develop OK Cashbag into a service that goes beyond a mileage program that leverages the key competitiveness of OK Cashbag such as its platform and partnership network.

(2)	Location-based services

T-Map Navigation provides map, local information, real-time traffic information and navigation services. T-Map Navigation is one of the leading location-based service platforms in Korea. By entering the Online to Offline service area with T map Taxi, T map Public Transportation and others, the Company is expanding its mobile platform foundation that connects day to day life. The Company is also providing “infotainment” systems to commercial vehicle businesses as well as providing localized content on its products, such as region-specific information and advertisements. The Company plans to further develop the T-Map Navigation platform by initiating open application programming interface-based services, providing services to more diverse types of devices and providing local area-based services.

(3)	Digital contents

Onestore, an application platform launched in 2016 through a joint venture between SK Telecom, KT, LG U+ and Naver’s app store, plans to widen its services to tablets and navigation devices. The Company intends to further develop Onestore into a personalized gateway and mobile playground through expansion of the scope of serviceable devices, reinforcement of digital content offerings and enhancement of search services, among other things.

(4)	Social networking services (“SNS”) and Internet portal services

The Company’s instant messenger service, “Nate-On,” had a market share of 18.8% in the instant messenger market in Korea with 3.0 million net users during the month of December 2016. The Company’s Internet search portal service, “Nate,” had a page-view market share of 4.1% as of December 31, 2016. (Source: Korean Click, based on fixed-line access)

2.	Major Products & Services

A.	Updates on Major Products and Services

(Unit: in millions of Won and percentages)

Business	Major Companies	Item	Major Trademarks	Consolidated Sales Amount (ratio)
Wireless	SK Telecom Co., Ltd., PS&Marketing Co., Ltd., Network O&S Co., Ltd.	Mobile communication service, wireless data service, ICT service	T, Band Data and others	13,004,909 (76%)
Fixed-line	SK Broadband Co., Ltd., SK Telink Co., Ltd.	Fixed-line phone, high speed Internet, data and network lease service	B tv, 00700 international call, 7Mobile and others	2,651,193 (16%)
Other	SK Planet Co., Ltd., SK TechX Co., Ltd., Onestore Co., Ltd., SK Communications Co., Ltd., M&Service Co., Ltd., SKP America, LLC, Shopkick Mgmt. Co., Ltd.	Internet portal service and e-commerce	OK Cashbag, NATE, Onestore and others	1,435,714 (8%)
Total				17,091,816 (100%)

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[Wireless Business]

As of December 31, 2016, based on the Company’s standard monthly subscription plan, the basic service fee was Won 11,000 and the usage fee was Won 1.8 per second.

[Fixed-line Business]

SK Broadband provides broadband Internet access service, telephony, TV, corporate data services and other services for both individual and corporate customers. As of December 31, 2016, broadband Internet and TV services comprised 57.6% of SK Broadband’s revenue, telephony service 14.8%, corporate data services 24.1% and other telecommunications services 3.5%. Price fluctuations in the different services provided by SK Broadband are due to discounts provided for long term contracts, changes in equipment costs and competition between companies.

[Other Business]

Set forth below are major products and services of the Company’s material consolidated subsidiaries.

Business	Item	Major Trademarks
Platform	ICT services, new media services, advertisement services, telecommunications sales, e-commerce and others	Syrup, Onestore, 11th Street, OK Cashbag and others
Advertisement (Display, Search)	Online advertisement services	Nate, Nate-On
Contents and others	Pay content sales and other services	Nate, Nate-On

3.	Investment Status

[Wireless Business]

A.	Investment in Progress

(Unit: in 100 millions of Won)

Business	Classification	Investment period	Subject of investment	Investment effect	Expected investment amount	Amount already invested	Future investment
Network/Common	Upgrade/ New installation	Twelve months ended December 31, 2016	Network, systems and others	Capacity increase and quality improvement; systems improvement	21,000	19,637	—
Total					21,000	19,637	—

*	On July 28, 2016, the Company’s board of directors resolved to increase its 2016 capital expenditure budget from Won 2 trillion to Won 2.1 trillion.

B.	Future Investment Plan

(Unit: in 100 millions of Won)

Business	Expected investment amount		Expected investment for each year			Investment effect
	Asset type	Amount	2017	2018	2019
Network/Common	Network, systems and others	20,000	20,000	To be determined	To be determined	Upgrades to the existing services and expanded provision of services including wideband LTE-A
Total		20,000	20,000	To be determined	To be determined

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[Fixed-line Business]

A.	Investment in Progress

For the twelve months ended December 31, 2016, the Company spent Won 699.6 billion for capital expenditures as set out below, including the investment of Won 352.2 billion to expand subscriber networks. In 2017, the Company expects to spend additional amounts to strengthen the competitiveness of its infrastructure and media platform.

(Unit: in 100 millions of Won)
Business	Classification	Investment period	Subject of investment	Investment effect	Amount already invested	Future investment
High-speed Internet	Upgrade/ New installation	Twelve months ended December 31, 2016	Backbone and subscriber network / others	Expand subscriber networks and facilities	2,400	To be determined
Telephone					71
Television					1,350
Corporate Data				Increase leased- line and integrated information system	1,310
Others				Expand networks and required space	1,865
Total					6,996

4.	Revenues

(Unit: in millions of Won)

Business	Sales type	Item		For the year ended December 31, 2016	For the year ended December 31, 2015	For the year ended December 31, 2014
Wireless	Services	Mobile communication	Export	17,393	15,035	6,773
			Domestic	12,987,516	13,254,243	13,521,108
			Subtotal	13,004,909	13,269,278	13,527,881
Fixed-line	Services	Fixed-line, B2B data, High-speed Internet, TV	Export	92,630	94,387	63,608
			Domestic	2,558,563	2,400,186	2,386,312
			Subtotal	2,651,193	2,494,573	2,449,920
Other	Services	Display and Search ad., Content	Export	42,205	53,622	20,798
			Domestic	1,393,509	1,319,261	1,165,199
			Subtotal	1,435,714	1,372,883	1,185,997
Total			Export	152,228	163,044	91,179
			Domestic	16,939,588	16,973,690	17,072,619
			Total	17,091,816	17,136,734	17,163,798

(Unit: in millions of Won)

For the year ended December 31, 2016	Wireless	Fixed	Other	Sub total	Internal transaction	After consolidation
Total sales	14,635,720	3,349,905	1,903,697	19,889,322	(2,797,506)	17,091,816
Internal sales	1,630,811	698,712	467,983	2,797,506	(2,797,506)	—
External sales	13,004,909	2,651,193	1,435,714	17,091,816	—	17,091,816
Operating income (loss)	1,799,127	132,459	(395,842)	1,535,744	—	1,535,744
Profit (loss) for the period	—	—	—	—	—	2,096,139
Total assets	26,191,950	3,959,633	2,712,168	32,863,751	(1,566,088)	31,297,663
Total liabilities	11,635,460	2,494,583	1,092,616	15,222,659	(41,426)	15,181,233

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5.	Derivative Transactions

A.	Current Swap Contract Applying Cash Flow Risk Hedge Accounting

Currency swap contracts under cash flow hedge accounting as of December 31, 2016 are as follows:

Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$400,000,000)	Foreign currency risk	Cross currency swap	Morgan Stanley and five other banks	Jul. 20, 2007 – Jul. 20, 2027
Jun. 12, 2012	Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000,000)	Foreign currency risk	Cross currency swap	Citibank and five other banks	Jun. 12, 2012 – Jun. 12, 2017
Nov. 1, 2012	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$700,000,000)	Foreign currency risk	Cross currency swap	Standard Chartered and nine other banks	Nov. 1, 2012 – May. 1, 2018
Jan. 17, 2013	Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000,000)	Foreign currency risk	Cross currency swap	BNP Paribas and three other banks	Jan. 17, 2013 – Nov. 17, 2017
Mar. 7, 2013	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of US$300,000,000)	Foreign currency risk and interest rate risk	Cross currency interest rate swap	DBS Bank	Mar. 7, 2013 – Mar. 7, 2020
Oct. 29, 2013	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$300,000,000)	Foreign currency risk	Cross currency swap	Korea Development Bank and others	Oct. 29, 2013 – Oct. 26, 2018
Dec. 16, 2013	Fixed-to-fixed cross currency swap (U.S. dollar denominated loan face value of US$69,056)	Foreign currency risk	Cross currency swap	Deutsche Bank	Dec. 16, 2013 – Apr. 29, 2022
Dec. 20, 2016	Floating-to-fixed interest rate swap (Korean Won denominated bonds face value of KRW 49,000 million)	Interest rate risk	Interest rate swap	Korea Development Bank	Dec. 20, 2016 – Dec. 20, 2021
January 30, 2017	Floating-to-fixed interest rate swap(*) (Korean Won denominated bonds face value of KRW 44,917 million)	Interest rate risk	Interest rate swap	Korea Development Bank	Nov. 10, 2016 – Jul. 30, 2019

*	On January 30, 2017, SK Broadband expects to convert its fixed-rate loan that is outstanding as of December 31, 2016 to a floating-rate loan. SK Broadband has entered into an interest rate swap contract in respect of any floating-rate loan it may enter into going forward, and cash flow hedge accounting has been applied to the relevant contract.

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B.	Treatment of Derivative Instruments on the Balance Sheet

As of December 31, 2016, fair values of the above derivatives recorded in assets or liabilities and details of derivative instruments are as follows:

Hedged item	Fair value
	Cash flow hedge				Trading purposes	Total
	Accumulated gain (loss) on valuation of derivatives	Tax effect	Foreign currency translation gain (loss)	Others(*1)
Non-current assets:
Structured bond (face value of Won 50 billion)	—	—	—	—	7,368	7,368
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$400,000,000)	(61,846)	(19,745)	25,594	129,806	—	73,809
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$700,000,000)	(16,070)	(5,132)	82,207	—	—	61,005
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of US$300,000,000)	(5,714)	(1,824)	37,363	—	—	29,825
Fixed-to-fixed long-term borrowings (U.S. dollar denominated bonds face value of US$63,296,000)	(3,859)	(1,232)	9,549	—	—	4,458
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$300,000,000)	(5,458)	—	43,763	—	—	38,305
Total assets						214,770

Current liabilities:
Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000,000)	(4,376)	(1,397)	(9,068)	—	—	(14,841)
Fixed-to-fixed cross currency swap (Australian dollar denominated bonds face value of AUD 300,000,000)	1,109	354	(73,572)	—	—	(72,109)

Non-current liabilities:
Floating-to-fixed interest rate swap (Korean Won denominated bonds face value of KRW 49 billion)	(203)	—	—	—	—	(203)

Total liabilities						(87,153)

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(*1)	Cash flow hedge accounting has been applied to the relevant contract from May 12, 2010. Others represent gain on valuation of currency swap incurred prior to the application of hedge accounting and was recognized through profit or loss prior to the year ended December 31, 2015.

6.	Major Contracts

[SK Telecom]

(Unit: in 100 millions of Won)

Category	Vendor	Start Date	Completion Date	Contract Title	Contract Amount
Product	Acts Display & Optics Company	May 4, 2016	February 28, 2017	Purchase smart beam laser	64
Real Estate	SK Broadband Co., Ltd.	February 1, 2016	January 31, 2017	Namsan Office Building Lease Contract	53
Real Estate	Multiple	January 1, 2016	September 30, 2016	Purchase land (Euiwang and four others)	26
Real Estate	Maeil C&D, etc.	November 7, 2016	February 7, 2017	Sell land on Jeju Island	55

Subtotal					198

[SK Broadband]

Below are SK Broadband’s contracts related to its telecommunications equipment. In addition to the below, SK Broadband also has entered into various real estate rental agreements.

Counterparty	Contract Contents	Contract Period	Note
Telecommunication service providers	Interconnection among telecommunication service providers	—	Automatically renewed for two years at a time unless specific amendments are requested
KEPCO	Provision of electric facilities	From Nov. 2016 to Nov. 2017 (Unless special reasons arise, the usage period will be renewed annually)	Use of electricity poles
Seoul City Railway	Use of telecommunication line conduits	From Jan. 2015 to Dec. 2017	Use of railway telecommunication conduit (Serviced areas to expand)
Busan Transportation Corporation	Use of telecommunication line conduits	From July 2009 to July 2013 (Renewal in progress, currently in the process of transitioning to private network system, plans to enter into a contract once completed and the remaining work is confirmed)	Use of railway telecommunication conduit (Serviced areas to expand)
Seoul Metro	Use of telecommunication line conduits	From May 2010 to May 2013 (Renewal in progress, currently in discussion to decide usage unit price, future plans to enter into a contract)	Use of railway telecommunication conduit (Serviced areas to expand)
Gwangju City Railway	Use of telecommunication line conduits	From Sept. 2010 to Dec. 2012 (Renewal in progress, in the completion stage of transitioning to private network system, currently reviewing whether to renew contract at the end of 2016)	Use of railway telecommunication conduit (Service lease)

*	Renewal is in progress after negotiation of lower usage fees.

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[SK Communications]

Counterparty	Purpose	Contract Period	Contract Amount
Kakao Corp.	Cost-per-click Internet search advertisement	—	Amount determined based on the number of clicks

*	SK Communications and Kakao Corp. have agreed not to publicly disclose the contract period with respect to the contract with Kakao Corp.

7.	R&D Investments

Set forth below are the Company’s R&D expenditures.

(Unit: in millions of Won except percentages)
Category	For the year ended December 31,			Remarks
	2016	2015	2014
Raw material	659	1,267	530	—
Labor	116,108	68,969	71,224	—
Depreciation	125,827	147,577	176,975	—
Commissioned service	54,714	37,001	67,802	—
Others	53,785	67,888	81,221	—
Total R&D costs	351,093	322,702	397,752	—
Sales and administrative expenses	344,787	315,790	390,943	—
Accounting
Development expenses (Intangible assets)	6,306	6,912	6,809	—
R&D cost / sales amount ratio (Total R&D costs / Current sales amount×100)	2.05%	1.88%	2.32%	—

8.	Other information relating to investment decisions

A.	Trademark Policies

The Company manages its corporate brand and other product brands in a comprehensive way to protect and increase their value. The Company’s Brand Strategy Council in charge of overseeing its systematic corporate branding operates full-time to execute decisions involving major brands and operates “Brandnet,” an intranet system to manage corporate brands by providing solutions such as registering and licensing of the brands.

B.	Business-related Intellectual Property

[SK Telecom]

As of December 31, 2016, the Company holds 6,162 Korean-registered patents, 453 U.S.-registered patents, 324 Chinese-registered patents (all including patents held jointly with other companies) and more patents with other countries. The Company holds 798 Korean-registered trademarks and owns intellectual property rights to the design of the alphabet “T.” The designed alphabet “T” is registered in all business categories for trademarks (total of 45) and is being used as the primary brand of the Company.

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[SK Broadband]

As of December 31, 2016, SK Broadband holds 403 Korean-registered patents relating to high-speed Internet, telephone and IPTV service. In addition, SK Broadband has applied for a patent relating to two-way broadcasting system. SK Broadband also holds a number of trademarks and service marks relating to its service and brand.

[SK Planet]

As of December 31, 2016, SK Planet held 2,324 registered patents, 126 registered design marks, 1,202 registered trademarks and five copyrights (including those held jointly with other companies) in Korea. It also holds 131 U.S.-registered patents, 93 Chinese-registered patents, 71 Japanese-registered patents, 36 E.U.-registered patents (all including patents held jointly with other companies) and 296 registered trademarks, along with a number of other intellectual property rights, in other countries.

[SK Communications]

As of December 31, 2016, SK Communications held 92 registered patents, 26 registered design rights and 506 registered trademarks in Korea.

C.	Business-related Pollutants and Environmental Protection

The Company does not engage in any manufacturing and therefore does not undertake any industrial processes that emit pollutants into the air or industrial processes in which hazardous materials are used.

34

III.	FINANCIAL INFORMATION

1.	Summary Financial Information (Consolidated and Separate)

A.	Summary Financial Information (Consolidated)

Below is the summary consolidated financial information of the Company as of and for the years ended December 31, 2016, 2015 and 2014. The Company’s audited consolidated financial statements as of and for the years ended December 31, 2016 and 2015, which are prepared in accordance with K-IFRS, are attached hereto.

	(Unit: in millions of Won except number of companies)
	As of December 31, 2016	As of December 31, 2015	As of December 31, 2014
Assets
Current Assets	5,996,628	5,160,242	5,083,148
• Cash and Cash Equivalents	1,505,242	768,922	834,429
• Accounts Receivable – Trade, net	2,240,926	2,344,867	2,392,150
• Accounts Receivable – Other, net	1,121,444	673,739	690,527
• Others	1,129,016	1,372,714	1,166,042
Non-Current Assets	25,301,035	23,421,145	22,858,085
• Long-Term Investment Securities	828,521	1,207,226	956,280
• Investments in Associates and Joint Ventures	7,404,323	6,896,293	6,298,088
• Property and Equipment, net	10,374,212	10,371,256	10,567,701
• Intangible Assets, net	3,776,354	2,304,784	2,483,994
• Goodwill	1,932,452	1,908,590	1,917,595
• Others	985,173	732,996	634,427
Total Assets	31,297,663	28,581,387	27,941,233
Liabilities
Current Liabilities	6,444,099	5,256,493	5,420,310
Non-Current Liabilities	8,737,134	7,950,798	7,272,653
Total Liabilities	15,181,233	13,207,291	12,692,963
Equity
Equity Attributable to Owners of the Parent Company	15,971,399	15,251,079	14,506,739
Share Capital	44,639	44,639	44,639
Capital Surplus (Deficit) and Other Capital Adjustments	199,779	189,510	277,998
Retained Earnings	15,953,164	15,007,627	14,188,591
Reserves	(226,183)	9,303	(4,489)
Non-controlling Interests	145,031	123,017	741,531
Total Equity	16,116,430	15,374,096	15,248,270
Total Liabilities and Equity	31,297,663	28,581,387	27,941,233
Number of Companies Consolidated	38	37	40

	(Unit: in millions of Won except per share amounts)
	For the year ended December 31, 2016	For the year ended December 31, 2015	For the year ended December 31, 2014
Operating Revenue	17,091,816	17,136,734	17,163,798
Operating Income	1,535,744	1,708,006	1,825,105
Profit Before Income Tax	2,096,139	2,035,365	2,253,828
Profit for the Period	1,660,101	1,515,885	1,799,320
Profit for the Period Attributable to Owners of the Parent Company	1,675,967	1,518,604	1,801,178
Profit for the Period Attributable to Non-controlling Interests	(15,866)	(2,719)	(1,858)
Basic Earnings Per Share (Won)	23,497	20,988	25,154
Diluted Earnings Per Share (Won)	23,497	20,988	25,154

35

B.	Summary Financial Information (Separate)

Below is the summary separate financial information of the Company as of and for the years ended December 31, 2016, 2015 and 2014. The Company’s audited separate financial statements as of and for the years ended December 31, 2016 and 2015, which are prepared in accordance with K-IFRS, are attached hereto.

(Unit: in millions of Won)
	As of December 31, 2016	As of December 31, 2015	As of December 31, 2014
Assets
Current Assets	3,661,115	2,713,529	2,689,913
• Cash and Cash Equivalents	874,350	431,666	248,311
• Accounts Receivable – Trade, net	1,594,504	1,528,751	1,559,281
• Accounts Receivable – Other, net	772,570	264,741	305,990
• Others	419,691	488,371	576,331
Non-Current Assets	21,787,459	20,433,411	20,022,549
• Long-Term Investment Securities	560,966	726,505	608,797
• Investments in Subsidiaries and Associates	8,726,538	8,810,548	8,181,769
• Property and Equipment, net	7,298,539	7,442,280	7,705,906
• Intangible Assets, net	3,275,663	1,766,069	1,928,169
• Goodwill	1,306,236	1,306,236	1,306,236
• Others	619,517	381,773	291,672
Total Assets	25,448,574	23,146,940	22,712,462
Liabilities
Current Liabilities	4,464,160	3,491,306	3,378,046
Non-Current Liabilities	6,727,460	5,876,174	5,792,195
Total Liabilities	11,191,620	9,367,480	9,170,241
Equity
Share Capital	44,639	44,639	44,639
Capital Surplus and Other Capital Adjustments	371,481	369,446	433,894
Retained Earnings	13,902,627	13,418,603	12,996,790
Reserves	(61,793)	(53,228)	66,898
Total Equity	14,256,954	13,779,460	13,542,221
Total Liabilities and Equity	25,448,574	23,146,940	22,712,462

(Unit: in millions of Won except per share amounts)

	For the year ended December 31, 2016	For the year ended December 31, 2015	For the year ended December 31, 2014
Operating Revenue	12,350,479	12,556,979	13,012,644
Operating Income	1,782,172	1,658,776	1,737,160
Profit Before Income Tax	1,562,782	1,469,444	1,321,750
Profit for the Period	1,217,274	1,106,761	1,028,541
Basic Earnings Per Share (Won)	17,001	15,233	14,262
Diluted Earnings Per Share (Won)	17,001	15,233	14,262

2.	Other Matters Related to Financial Information

A.	Restatement of the Financial Statements

Not applicable.

36

B.	Allowance for Doubtful Accounts

(1)	Allowance for Doubtful Accounts of Trade and Other Receivables

	(Unit: in millions of Won)
	For the year ended December 31, 2016
	Gross amount	Allowance for Doubtful Accounts	Percentage
Accounts receivable – trade	2,503,139	241,828	10%
Loans	172,982	48,527	28%
Accounts receivable – other	1,350,090	78,977	6%
Accrued income	2,780	—	0%
Guarantee deposits	302,901	—	0%
Total	4,331,892	369,332	9%

	(Unit: in millions of Won)
	For the year ended December 31, 2015
	Gross amount	Allowance for Doubtful Accounts	Percentage
Accounts receivable – trade	2,629,605	239,495	9%
Loans	141,878	25,529	18%
Accounts receivable – other	755,151	78,992	10%
Accrued income	10,753	—	0%
Guarantee deposits	299,142	—	0%
Total	3,836,529	344,016	9%

	(Unit: in millions of Won)
	For the year ended December 31, 2014
	Gross amount	Allowance for Doubtful Accounts	Percentage
Accounts receivable – trade	2,682,595	221,909	8%
Loans	157,934	27,694	18%
Accounts receivable – other	772,711	78,588	10%
Accrued income	10,134	—	0%
Guarantee deposits	289,009	—	0%
Total	3,912,383	328,191	8%

(2)	Movements in Allowance for Doubtful Accounts of Trade and Other Receivables

	(Unit: in millions of Won)
	For the year ended December 31, 2016	For the year ended December 31, 2015	For the year ended December 31, 2014
Beginning balance	344,016	328,191	323,985
Increase of allowance for doubtful accounts	78,132	75,773	63,697
Reversal of allowance for doubtful accounts	—	—	—
Write-offs	(79,891)	(87,798)	(89,529)
Other	27,075	27,850	30,039
Ending balance	369,332	344,016	328,191

37

(3)	Policies for Allowance for Doubtful Accounts

The Company establishes allowances for doubtful accounts based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period and past customer default experience for the past two years. With respect to trade receivables relating to wireless telecommunications services, the Company considers the likelihood of recovery based on past customer default experience and the length of default in connection with the type of default (e.g., whether the customer’s service has been terminated or is continued). For such trade receivables that have been overdue for more than two years after the customer’s service has been terminated, the Company records an allowance of 100% of such receivables. For such trade receivables that have been overdue for less than two years after the customer’s service has been terminated or relates to a customer that is continuing his service, the Company records an allowance of a certain percentage of such receivable. Consistent with customary practice, the Company writes off trade and other receivables for which the prescription period has passed or that are determined to be impossible or economically too costly to collect, including receivables that are less than Won 200,000 and more than six months overdue and receivables that have been determined to be the subject of identity theft.

(4)	Aging of Accounts Receivable

			(Unit: in millions of Won)
	As of December 31, 2016
	Six months or less	From six months to one year	From one year to three years	More than three years	Total
Accounts receivable – general	2,175,956	69,553	164,180	93,450	2,503,139
Percentage	86%	3%	7%	4%	100%

C.	Inventories

(1)	Detailed Categories of Inventories

	(Unit: in millions of Won)
Account Category	For the year ended December 31, 2016	For the year ended December 31, 2015	For the year ended December 31, 2014
Merchandise	225,958	242,230	246,738
Goods in transit	—	—	—
Other inventories	33,888	31,326	20,929
Total	259,846	273,556	267,667
Percentage of inventories to total assets [ Inventories / Total assets ]	0.83%	0.96%	0.96%
Inventory turnover [ Cost of sales / { ( Beginning balance of inventories + Ending balance of inventories ) / 2} ]	6.89	7.23	7.55

(2)	Reporting of Inventories

The Company holds handsets, ICT equipment for offline sales, etc. in inventory. The Company conducts physical due diligence of its inventories with its auditors at the end of each year.

D.	Fair Value Measurement

See notes 3(5) to 3(7) and 3(16) of the notes to the Company’s audited consolidated financial statements as of and for the years ended December 31, 2016 and 2015 for more information.

38

E.	Key Terms of Debt Securities

[SK Telecom]

The following are key terms and conditions of bonds issued by the Company.

(As of December 31, 2016)			(Unit: in millions of Won except percentages)
Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 57-2	March 3, 2008	March 3, 2018	200,000	Feb. 22, 2008	Shinhan Investment Corp.

Maintenance of Financial Ratio	Key Term		Debt ratio no greater than 400%
	Compliance Status		Compliant
Restriction on Liens	Key Term		The total amount of secured debt not to exceed 50% of share capital as of the end of the previous fiscal year
	Compliance Status		Compliant
Restriction on Disposition of Assets	Key Term		Disposal of assets per fiscal year not to exceed 5 trillion won
	Compliance Status		Compliant
Submission of Compliance Certificate	Compliance Status		Submitted on September 12, 2016

Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 61-2	Dec. 27, 2011	Dec. 27, 2021	190,000	Dec. 19, 2011	Hana Financial Investment Co., Ltd.

Maintenance of Financial Ratio	Key Term		Debt ratio no greater than 300%
	Compliance Status		Compliant
Restriction on Liens	Key Term		The total amount of secured debt not to exceed 50% of share capital as of the end of the previous fiscal year
	Compliance Status		Compliant
Restriction on Disposition of Assets	Key Term		Disposal of assets per fiscal year not to exceed 2 trillion won
	Compliance Status		Compliant
Submission of Compliance Certificate	Compliance Status		Submitted on September 12, 2016

Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 62-1	Aug. 28, 2012	Aug. 28, 2019	170,000	Aug. 22, 2012	Meritz Securities Co., Ltd.
Unsecured Bond – Series 62-2	Aug. 28, 2012	Aug. 28, 2022	140,000	Aug. 22, 2012	Meritz Securities Co., Ltd.
Unsecured Bond – Series 62-3	Aug. 28, 2012	Aug. 28, 2032	90,000	Aug. 22, 2012	Meritz Securities Co., Ltd.

Maintenance of Financial Ratio	Key Term		Debt ratio no greater than 300%
	Compliance Status		Compliant
Restriction on Liens	Key Term		The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status		Compliant
Restriction on Disposition of Assets	Key Term		Disposal of assets per fiscal year not to exceed 2 trillion won
	Compliance Status		Compliant
Submission of Compliance Certificate	Compliance Status		Submitted on September 12, 2016

39

Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 63-1	April 23, 2013	April 23, 2023	230,000	April 17, 2013	Korea Securities Finance Corp.
Unsecured Bond – Series 63-2	April 23, 2013	April 23, 2033	130,000	April 17, 2013	Korea Securities Finance Corp.
Unsecured Bond – Series 64-1	May 14, 2014	May 14, 2019	50,000	April 29, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 64-2	May 14, 2014	May 14, 2024	150,000	April 29, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 64-4	May 14, 2014	May 14, 2029	50,000	April 29, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 65-1	Oct. 28, 2014	Oct. 28, 2019	160,000	Oct. 16, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 65-2	Oct. 28, 2014	Oct. 28, 2021	150,000	Oct. 16, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 65-3	Oct. 28, 2014	Oct. 28, 2024	190,000	Oct. 16, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 66-1	Feb. 26, 2015	Feb. 26, 2022	100,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 66-2	Feb. 26, 2015	Feb. 26, 2025	150,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 66-3	Feb. 26, 2015	Feb. 26, 2030	50,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-1	July 17, 2015	July 17, 2018	90,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-2	July 17, 2015	July 17, 2025	70,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-3	July 17, 2015	July 17, 2030	90,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-1	Nov. 30, 2015	Nov. 30, 2018	80,000	Nov. 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-2	Nov. 30, 2015	Nov. 30, 2025	100,000	Nov. 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-3	Nov. 30, 2015	Nov. 30, 2035	70,000	Nov. 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 69-1	March 4, 2016	March 4, 2019	70,000	Feb. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 69-2	March 4, 2016	March 4, 2021	100,000	Feb. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 69-3	March 4, 2016	March 4, 2026	90,000	Feb. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 69-4	March 4, 2016	March 4, 2036	80,000	Feb. 22, 2016	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 2 trillion won
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on September 12, 2016

40

Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 70-1	June 3, 2016	June 3, 2019	50,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 70-2	June 3, 2016	June 3, 2021	50,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 70-3	June 3, 2016	June 3, 2026	120,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 70-4	June 3, 2016	June 3, 2031	50,000	May 24, 2016	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 5 trillion won
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on September 12, 2016

[SK Broadband]

The following are key terms and conditions of bonds issued by SK Broadband.

(As of December 31, 2016)			(Unit: in millions of Won except percentages)
Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 36-3	Jan. 19, 2012	Jan. 19, 2017	100,000	Jan. 11, 2012	Samsung Securities Co., Ltd.
Unsecured Bond – Series 37-2	Oct. 12, 2012	Oct. 12, 2017	120,000	Oct. 8, 2012	Hanwha Investment & Securities Co., Ltd.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 500%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 10 trillion won
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on September 12, 2016

41

Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 38-1	April 2, 2014	Oct. 2, 2016	80,000	March 21, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 38-2	April 2, 2014	April 2, 2019	210,000	March 21, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 39	Sept. 29, 2014	Sept. 29, 2019	130,000	Sept. 17, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 40-1	Jan. 14, 2015	Jan. 14, 2018	50,000	Jan. 2, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 40-2	Jan. 14, 2015	Jan. 14, 2020	160,000	Jan. 2, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 41	July 15, 2015	July 15, 2020	140,000	July 3, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 42	Oct. 6, 2015	Oct. 6, 2020	130,000	Sept. 22, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 43-1	Oct. 5, 2016	Oct. 5, 2019	50,000	Sept. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 43-2	Oct. 5, 2016	Oct. 5, 2021	120,000	Sept. 22, 2016	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 2 trillion won
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Compliant

42

IV. AUDITOR’S OPINION

1.	Auditor (Consolidated)

Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.

2.	Audit Opinion (Consolidated)

Period	Auditor’s opinion	Issues noted
Year ended December 31, 2016	Unqualified	N/A
Year ended December 31, 2015	Unqualified	N/A
Year ended December 31, 2014	Unqualified	N/A

3.	Remuneration for Independent Auditors for the Past Three Fiscal Years

A.	Audit Contracts

	(Unit: in millions of Won except number of hours)
Fiscal Year	Auditors	Contents	Fee	Total number of hours accumulated for the fiscal year
Year ended December 31, 2016	KPMG Samjong Accounting Corp.	Semi-annual review	1,350	19,412
		Quarterly review
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
Year ended December 31, 2015	KPMG Samjong Accounting Corp.	Semi-annual review	1,320	18,127
		Quarterly review
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
Year ended December 31, 2014	KPMG Samjong Accounting Corp.	Semi-annual review	1,280	17,890
		Quarterly review
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task

43

B.	Non-Audit Services Contract with External Auditors

(Unit: in millions of Won)
Period	Contract date	Service provided	Service duration	Fee
Nine months ended September 30, 2016	May 10, 2016	Confirmation of financial information	May 10-May 12, 2016	2
Year ended December 31, 2015	January 9, 2015	Audit of public WiFi	Jan. 9-Jan. 23, 2015	9
	September 30, 2015	Confirmation of debt ratio	Sept. 30, 2015-Oct. 5, 2015	3
	November 9, 2015	Audit of public WiFi	Nov. 9-Nov. 30, 2015	10
Year ended December 31, 2014	March 18, 2014	Due diligence of assets	March 18-April 2, 2014	50
	May 28, 2014	Tax advice	May 28-Sept. 23, 2014	42
	June 12, 2014	Review of revised local tax laws	June 12- July 14, 2014	22

4.	Change of Independent Auditors

Not applicable.

44

V.	MANAGEMENT’S DISCUSSION AND ANALYSIS

1.	Forward-Looking Statements

This section contains forward-looking statements with respect to the financial condition, results of operations and business of the Company and plans and objectives of the management of the Company. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by such forward-looking statements.

The Company does not make any representation or warranty, expressed or implied, as to the accuracy or completeness of the information contained in this section, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Such forward-looking statements were based on current plans, estimates and projections of the Company and the political and economic environment in which the Company will operate in the future, and therefore you should not place undue reliance on them.

Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events.

2.	Overview

In a wireless telecommunications industry currently defined by fast-paced advancements in the LTE network, the Company has emerged as the leader in the new ICT era by launching innovative new products and services designed to meet customers’ evolving preferences and needs. For example, as part of the effort to provide innovative new products and services, the Company introduced “T Signature” and “Band Playpack” rate plans and new smartphone devices including the Luna S. Furthermore, the Company has focused on growth of the second device market and plans to pursue growth businesses in media, IoT solutions, platform services and commerce services.

The Company’s operating revenue, on a consolidated basis, was Won 17,091.8 billion for the year ended December 31, 2016, a 0.3% decrease from 2015 due to a decrease in interconnection revenue, among other reasons. The Company’s operating income, on a consolidated basis, was Won 1,535.7 billion for the year ended December 31, 2016, a 10.1% decrease from 2015 due to an increase in costs related to the business expansion of its subsidiaries, including marketing costs. For the year ended December 31, 2016, the Company’s EBITDA (as further explained below) and profit for the year were Won 4,603.4 billion and Won 1,660.1 billion, respectively.

In 2016, the Company’s capital expenditures, on a separate basis, were Won 1.96 trillion, which is less than the capital expenditure budget set at the beginning of the year. The Company expects that the capital expenditure amount in the mid- to long-term future will decrease and stabilize due to better technology and its efforts to invest more efficiently.

Cash dividends for 2016 were Won 10,000 per common share, which include interim dividends of Won 1,000 per common share paid during the year.

45

3.	Analysis of Consolidated Financial Position

(Unit: in billions of Won, except percentages)

	As of December 31, 2016	As of December 31, 2015	Change from 2015 to 2016		Percentage Change from 2015 to 2016
Total Assets	31,297	28,581	2,716		9.5%
Current Assets	5,997	5,160	837		16.2%
• Cash and Marketable Securities(1)	2,034	1,505	529		35.1%
Non-Current Assets	25,301	23,421	1,880		8.0%
• Property and Equipment and Investment Property	10,374	10,386	(12)		(0.1%)
• Intangible Assets and Goodwill	5,709	4,213	1,496		35.5%
• Long-term Financial Instruments, Long-term Investment Securities and Investment in Associates	8,234	8,114	120		1.5%
Total Liabilities	15,181	13,207	1,974		14.9%
Current Liabilities	6,444	5,257	1,187		22.6%
• Short-term Borrowings	3	260	(257)		(98.8%)
• Current Portion of Long-term Debt	1,191	824	367		44.5%
Non-Current Liabilities	8,737	7,951	786		9.9%
• Debentures and Long-term Borrowings, Excluding Current Portion	6,479	6,561	(82)		(1.2%)
Total Equity	16,116	15,374	742		4.8%
Interest-bearing Financial Debt(2)	7,370	7,557	(187)		(2.5%)
Debt-to-Equity Ratio(3)	45.7%	49.2%	(3.5	%p)	—

(1)	Cash & marketable securities includes cash & cash equivalents, marketable securities and short-term financial instruments.
(2)	Interest-bearing financial debt: Total of short-term borrowings, current portion of long-term debt and debentures and long-term borrowings
(3)	Debt-to-equity ratio: Interest-bearing financial debt / Total Equity

A.	Assets

As of December 31, 2016 SK Telecom’s assets comprised 81% of the Company’s assets, on a consolidated basis.

The Company’s current assets as of December 31, 2016 increased from the end of the previous year, primarily due to an increase in cash and cash equivalents from increased borrowings of SK Telecom and its subsidiaries. Non-current assets as of December 31, 2016 increased 8% from the end of the previous year, primarily due to the acquisition of new frequency licenses and an increase in the value of SK Hynix shares.

B.	Liabilities

As of December 31, 2016 SK Telecom’s liabilities comprised 74% of the Company’s liabilities, on a consolidated basis.

The Company’s current liabilities as of December 31, 2016 increased 23% from the end of the previous year primarily due to the increase of current portion of long-term debt. Non-current liabilities as of December 31, 2016 increased 9.9% from the end of the previous year mainly due to an increase in long-term payables related to the acquisition of frequency licenses.

46

4.	Analysis of Consolidated Financial Information

(Unit: in billions of Won, except percentages)

	For the year ended December 31, 2016	For the year ended December 31, 2015	Change from 2015 to 2016		Percentage Change from 2015 to 2016
Operating Revenue	17,092	17,137	(45)		(0.3%)
Operating Expense	15,556	15,429	127		0.8%
Operating Income	1,536	1,708	(172)		(10.1%)
Operating Margin	8.99%	9.97%	(1.0%)		(9.8%)
Net Other Income (Loss)	560	327	233		71.3%
Profit Before Income Tax	2,096	2,035	61		3.0%
Profit for the Year	1,660	1,516	144		9.5%
Net Margin	9.70%	8.80%	0.9%		10.2%
Profit for the Year Attributable to Owners of the Parent Company	1,676	1,519	157		10.3%
Profit for the Year Attributable to Non-controlling Interests	(16)	(3)	(13)		433.3%
EBITDA(1)	4,603	4,701	(98)		(2.1%)
EBITDA Margin	26.90%	27.40%	(0.5	%p)	(1.8%)

(1)	EBITDA: Sum of operating income and depreciation and amortization expenses (including depreciation and amortization expenses related to research and development)

A.	Operating Revenue

The Company’s operating revenue for the year ended December 31, 2016 decreased 0.3% from the previous year, primarily due to a decrease in interconnection revenue.

B.	Operating Profit

The Company’s operating income for the year ended December 31, 2016 decreased 10.1% from the previous year, primarily due to an increase in costs related to the business expansion of its subsidiaries, including marketing costs relating to SK Planet.

C.	Operating Expense

(Unit: in billions of Won, except percentages)

	For the year ended December 31, 2016	For the year ended December 31, 2015	Change from 2015 to 2016	Percentage Change from 2015 to 2016
Labor Cost	1,870	1,894	(24)	(1.3%)
Commissions Paid	5,377	5,207	170	3.3%
Advertising	438	405	33	8.1%
Depreciation and Amortization(1)	3,068	2,993	75	2.5%
Network Interconnection	954	958	(4)	(0.4%)
Leased Line Fees	208	200	8	4.0%
Frequency License Fees	187	190	(3)	(1.6%)
Cost of Products that have been Resold	1,838	1,956	(118)	(6.0%)
Others	1,616	1,627	(11)	(0.7%)
Total Operating Expense	15,556	15,430	126	0.8%

(1)	Includes depreciation and amortization expenses related to research and development.

Labor cost for the year ended December 31, 2016 decreased 1.3% from the previous year primarily due to a decrease in costs in connection with SK Telecom’s periodic early retirement program, offset in part by an increase in the number of employees hired in connection with the expansion of the Company’s new businesses.

47

Commissions paid for the year ended December 31, 2016 increased 3.3% from the previous year primarily due to an increase in costs related to the subsidiaries’ business expansion, offset in part by a decrease in marketing expenses relating to our wireless business in light of a stabilized competitive environment.

Depreciation and amortization expenses increased 2.5% from the previous year mainly due to an increase in capital expenditures by the Company for its LTE network and an increase in amortization expenses for its frequency licenses.

5.	Analysis of SK Telecom’s Separate Operating Information

A.	Number of Subscribers

(Unit: in 1,000 persons, except percentages)

	For the year ended December 31, 2016	For the year ended December 31, 2015	Change from 2015 to 2016	Percentage Change from 2015 to 2016
Subscribers	29,595	28,626	969	3.4%
Net Increase	969	348	621	178.4%
Activations	6,095	5,993	102	1.7%
Deactivations	5,127	5,645	(518)	(9.1%)
Monthly Churn Rate (%)	1.5%	1.5%	—	—
Average Subscribers	29,193	28,315	878	3.1%
Smartphone Subscribers	21,877	20,622	1,255	6.1%
LTE Subscribers	21,078	18,980	2,098	11.1%

The number of LTE subscribers as of December 31, 2016 was 21.08 million. The growth in LTE subscribers is expected to be the basis for long-term future growth. The number of smartphone subscribers as of December 31, 2016 was 21.88 million and constituted 74% of all SK Telecom subscribers.

B.	Average Monthly Revenue per Subscriber

	For the year ended December 31, 2016	For the year ended December 31, 2015	Change from 2015 to 2016	Percentage Change from 2015 to 2016
Billing Average Monthly Revenue per Subscriber (Won)	35,355	36,582	(1,227)	(3.3%)

*	The billing average monthly revenue per subscriber (“ARPU”) is derived by dividing total SK Telecom revenues from voice service and data service (but excluding revenue from MVNO subscribers) for the period by the monthly average number of subscribers that are not MVNO subscribers for the period, then dividing that number by the number of months in the period. Although the definition of ARPU may vary by company, it is a measure that is widely used in the telecommunications industry for revenue comparison purposes.

In 2016, increases in second devices and the number of subscribers who elected to receive discounted rates in lieu of handset subsidies led to an decrease in average revenue per subscriber to Won 35,355, a 3.3% decrease compared to the previous year.

6.	Guidance for Fiscal Year 2017

The Company announced the following guidance for fiscal year 2017 during its earnings release conference call on February 3, 2017.

1.	Operating revenue (consolidated): Won 17.8 trillion

2.	SK Telecom’s capital expenditures (separate): Won 2.0 trillion

3.	Cash dividends: The Company will decide on the level of cash dividends taking into consideration various factors such as the overall business environment and the Company’s financial condition.

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7.	Liquidity

As of December 31, 2016, the Company’s debt-to-equity ratio (as calculated based on the interest-bearing financial debt) was 45.7% compared to 49.2% as of December 31, 2015. The net debt-to-equity ratio (as calculated based on the interest-bearing financial debt minus cash and marketable securities) was 33.1% and 39.4% at the end of 2016 and 2015, respectively. Interest coverage ratio (EBITDA / interest expense) was 15.8 at the end of each of 2016 and 2015. The Company continues to have sufficient liquidity.

8.	Financing

As of December 31, 2016, the Company’s aggregate interest bearing debt amounted to Won 7,370 billion, comprising long-term and short-term borrowings, debentures and current portion of long-term borrowings, which decreased by 2.5% from Won 7,557 billion as of December 31, 2015.

9.	Investments

The Company did not make any significant investments in 2016.

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VI.	CORPORATE ORGANIZATION INCLUDING BOARD OF DIRECTORS

1.	Board of Directors

A.	Overview of the Composition of the Board of Directors

The Company’s board of directors (the “Board of Directors”) is composed of six members: four independent directors, one inside director and one non-executive director. Within the Board, there are five committees: Independent Director Nomination Committee, Audit Committee, Compensation Committee, CapEx Review Committee and Corporate Citizenship Committee.

(As of March 24, 2017)
Total number of persons	Inside director	Non-executive director	Independent directors
6	Jung Ho Park	Dae Sik Cho	Dae Shick Oh, Jae Hoon Lee, Jae Hyeon Ahn, Jung Ho Ahn

At the 33rd General Meeting of Shareholders held on March 24, 2017, Jung Ho Park was elected as an inside director and Dae Sik Cho was elected as a non-executive director. Jae Hoon Lee and Jae Hyeon Ahn were re-elected as independent directors and members of the audit committee and Jung Ho Ahn was elected as an independent director.

B.	Significant Activities of the Board of Directors

Meeting	Date	Agenda	Approval
384th (the 1st meeting of 2016)	January 21, 2016

•    Approval of the spin-off and merger of SK Planet’s location-based services business and other businesses

•    Plan regarding designation of record date and closing period of the register of shareholders related to dissenting opinions in small-scale spin-offs and mergers

•    Transactions of goods, services and assets with SK Planet in 2016

Approved as proposed Approved as proposed Approved as proposed

385th (the 2nd meeting of 2016)	February 3, 2016

•    Financial statements as of and for the year ended December 31, 2015

•    Annual business report as of and for the year ended December 31, 2015

•    Delegation of funding through long-term borrowings in 2016

•    Lease contract with SK Broadband

•    Report of internal accounting management

•    Report for the period after the fourth quarter of 2015

Approved as proposed Approved as proposed Approved as proposed Approved as proposed — —

386th (the 3rd meeting of 2016)	February 18, 2016	• Convocation of the 32nd General Meeting of Shareholders • Report of internal accounting management	Approved as proposed —

387th (the 4th meeting of 2016)	March 2, 2016	• Approval of the spin-off and merger contract with SK Planet • Additional investment in Oneand Co., Ltd.	Approved as proposed Approved as proposed

388th (the 5th meeting of 2016)	March 18, 2016

•    Election of the chairman of the Board of Directors

•    Election of committee members

•    Additional procurement of LTE frequency bands

•    Transactions with SK Holdings in the second quarter of 2016

•    Transactions regarding corporate bonds with affiliated company (SK Securities)

•    Financial transactions with affiliated company (SK Securities)

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed

389th (the 6th meeting of 2016)	April 5, 2016	• Notice relating to the spin-off and merger transactions with SK Planet	Approved as proposed

50

Meeting	Date	Agenda	Approval
390th (the 7th meeting of 2016)	April 28, 2016	• Provision of funds for management of the 2016 SUPEX meeting • Report for the period after the first quarter of 2016	Approved as proposed

391st (the 8th meeting of 2016)	May 20, 2016	• Payment of newly allocated LTE frequency bandwidths • Application for reallocation of the 2.1GHz frequency bandwidth	Approved as proposed Approved as proposed

392nd (the 9th meeting of 2016)	June 23, 2016

•    Transactions with SK Holdings in the third quarter of 2016

•    Transactions with SK China Investment Management Company Limited

•    Allocation of operating costs in 2016 relating to the strategy and technology planning department

•    Transactions regarding corporate bonds with affiliated company (SK Securities)

•    Financial transactions with affiliated company (SK Securities)

•    Additional capital expenditure plans for LTE network in 2016

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed —

393rd (the 10th meeting of 2016)	July 28, 2016	• Distribution of interim dividends • Report on the financial statements for the first half of 2016 • Report for the period after the second quarter of 2016 • Joint venture plans related to FinTech	Approved as proposed — — —

394th (the 11th meeting of 2016)	September 22, 2016

•    Transactions with SK Holdings in the fourth quarter of 2016

•    Capital contribution of shares of Neosnetworks

•    Transactions regarding corporate bonds with affiliated company (SK Securities)

•    Financial transactions with affiliated company (SK Securities)

Approved as proposed Approved as proposed Approved as proposed Approved as proposed

395th (the 12th meeting of 2016)	November 24, 2016

•    Comprehensive share exchange with SK Communications

•    Maintenance contract with SK Forest

•    Lease contract re Mt. Indeung SUPEX Center

•    Business aircraft maintenance contract for 2017

•    Report for the period after the third quarter of 2016

•    Report on compliance and effectiveness evaluation

Approved as proposed Approved as proposed Approved as proposed Approved as proposed — —

396th (the 13th meeting of 2016)	December 16, 2016

•    Business management plan for 2017

•    Transactions with SK Holdings in the first quarter of 2017

•    Transactions with SK Infosec for 2017

•    Base station maintenance contract for 2017

•    Construction of fixed-line and wireless networks for 2017

•    Resale of fixed-line products with SK Broadband for 2017

•    Customer contact channel operation for 2017

•    Approval of the issuance limit for asset-backed short-term bonds

•    Transactions related to corporate bonds with SK Securities

•    Transactions related to fund management with SK Securities

•    Purchase of PS&M terminal bonds for 2017

•    Report on the sale of shares of POSCO

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

Approved as proposed

—

397th (the 1st meeting of 2017)	January 4, 2017	• Approval of share exchange agreement with SK Communications	Approved as proposed

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Meeting	Date	Agenda	Approval
398th (the 2nd meeting of 2017)	February 2, 2017

•    Financial statements as of and for the year ended December 31, 2016

•    Annual business report as of and for the year ended December 31, 2016

•    Delegation of funding through long-term borrowings in 2017

•    Lease contract with SK Broadband

•    Approval of IT SM transactions in 2017

•    Report of internal accounting management

•    Report for the period after the fourth quarter of 2016

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed — —

399th (the 3rd meeting of 2017)	February 23, 2017	• Plan for the 33rd General Meeting of Shareholders • Amendment to the regulations of the Board of Directors • Report of internal accounting management	Approved as proposed Approved as proposed —

400th (the 4th meeting of 2017)	March 24, 2017

•    Election of the chief executive officer

•    Election of the chairman of the Board of Directors

•    Election of committee members

•    Transactions with SK Holdings in the second quarter of 2017

•    Amendment to the regulations of the Board of Directors

•    Transactions related to corporate bonds with SK Securities

•    Transactions related to fund management with SK Securities

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed

*	The line items that do not show approval are for reporting purposes only.

C.	Committees within Board of Directors

(1)	Committee structure (as of March 24, 2017)

(a)	Compensation Review Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	—	Dae Shick Oh, Jae Hoon Lee, Jung Ho Ahn	Review CEO remuneration system and amount

*	The Compensation Review Committee is a committee established by the resolution of the Board of Directors.

(b)	Capex Review Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
4	—	Dae Shick Oh, Jae Hoon Lee, Jae Hyeon Ahn, Jung Ho Ahn	Review major investment plans and changes thereto

*	The Capex Review Committee is a committee established by the resolution of the Board of Directors.

(c)	Corporate Citizenship Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	—	Jae Hoon Lee, Jae Hyeon Ahn, Jung Ho Ahn	Review guidelines on corporate social responsibility (“CSR”) programs, etc.

*	The Corporate Citizenship Committee is a committee established by the resolution of the Board of Directors.

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(d)	Independent Director Nomination Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	Jung Ho Park	Dae Shick Oh, Jae Hyeon Ahn	Nomination of independent directors

*	Under the Korean Commercial Code, a majority of the members of the Independent Director Nomination Committee should be independent directors.

(e)	Audit Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	—	Dae Shick Oh, Jae Hoon Lee, Jae Hyeon Ahn	Review financial statements and supervise independent audit process, etc.

*	The Audit Committee is a committee established under the provisions of the Articles of Incorporation and the Korean Commercial Code.

2.	Audit System

The Company’s Audit Committee consists of three independent directors, Dae Shick Oh, Jae Hoon Lee and Jae Hyeon Ahn.

Major activities of the Audit Committee as of March 24, 2017 are set forth below.

Meeting	Date	Agenda	Approval
The 1st meeting of 2016	February 2, 2016

•    Report of internal accounting management system

•    Review of business and audit results for the second half of 2015 and business and audit plans for 2016

•    Evaluation of internal monitoring controls based on the opinion of the members of the Audit Committee

•    Construction of fixed-line and wireless networks in 2016

•    Contract for payment of customer appreciation gifts in 2016

•    Service contract with SKTCH

— — Approved as proposed Approved as proposed Approved as proposed Approved as proposed

The 2nd meeting of 2016	February 17, 2016

•    Report on the IFRS audit of fiscal year 2015

•    Report on review of 2015 internal accounting management system

•    Evaluation of internal accounting management system operation

•    Agenda and document review for the 32nd General Meeting of Shareholders

•    Auditor’s report for fiscal year 2015

— — Approved as proposed Approved as proposed Approved as proposed

The 3rd meeting of 2016	March 17, 2016	• Changes in a contract for maintenance services of transmission equipment and optical cables in 2016 • Contract for maintenance services of transmission equipment in 2016	Approved as proposed Approved as proposed

The 4th meeting of 2016	April 27, 2016

•    Election of the chairman

•    Purchase of supplies from Happynarae Co., Ltd.

•    Remuneration for outside auditor for fiscal year 2016

•    Outside auditor service plan for fiscal year 2016

•    Audit plan for fiscal year 2016

Approved as proposed Approved as proposed Approved as proposed Approved as proposed —

The 5th meeting of 2016	July 27, 2016

•    Report on the outside auditor’s review of the first half of fiscal year 2016

•    Review of business and audit results for the first half of 2016 and business and audit plans for the second half of 2016

— —

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Meeting	Date	Agenda	Approval
The 6th meeting of 2016	September 22, 2016	• Construction of fixed-line and wireless networks in 2016	Approved as proposed

The 7th meeting of 2016	November 23, 2016	• Contract for fixed-line networks in 2017	Approved as proposed

The 8th meeting of 2016	December 15, 2016

•    Transactions with SK Planet for 2017

•    Transactions with SK TechX for 2017

•    Transactions with SK Wyverns for 2017

•    Contract with Onestore for 2017

•    Commission to recollect accounts receivable for 2017

•    Contract for exchange maintenance for 2017

•    Telecommunications equipment lease contract for 2017

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed

The 1st meeting of 2017	February 1, 2017

•    Evaluation of internal accounting management system operation

•    Review of business and audit results for the second half of 2016 and business and audit plans for 2017

•    Evaluation of internal monitoring controls based on the opinion of the members of the Audit Committee

•    Contract for payment of customer appreciation gifts in 2017

•    Purchase of supplies from Happynarae Co., Ltd.

— — Approved as proposed Approved as proposed Approved as proposed

The 2nd meeting of 2017	February 22, 2017

•    Report on the IFRS audit of fiscal year 2016

•    Report on review of 2016 internal accounting management system

•    Evaluation of internal accounting management system operation

•    Agenda and document review for the 33rd General Meeting of Shareholders

•    Auditor’s report for fiscal year 2016

— — Approved as proposed Approved as proposed Approved as proposed

The 3rd meeting of 2017	March 23, 2017	• Contract for maintenance services of optical cables in 2017 • Contract for maintenance services of transmission equipment in 2017 • Consulting for innovation in corporate social responsibility	Approved as proposed Approved as proposed Approved as proposed

*	The line items that do not show approval are for reporting purposes only.

3.	Shareholders’ Exercise of Voting Rights

A.	Voting System and Exercise of Minority Shareholders’ Rights

Pursuant to the Articles of Incorporation as shown below, the cumulative voting system was first introduced in the general meeting of shareholders held in 2003.

Articles of Incorporation	Description
Article 32(3) (Election of Directors)	Cumulative voting under Article 382-2 of the Korean Commercial Code will not be applied for the election of directors.
Article 4 of the 12th Supplement to the Articles of Incorporation (Interim Regulation)	Article 32(3) of the Articles of Incorporation shall remain effective until the day immediately preceding the date of the general meeting of shareholders held in 2003.

Also, neither written or electronic voting system is applicable. Minority shareholder rights were not exercised during the relevant period.

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VII.	SHAREHOLDERS

1.	Shareholdings of the Largest Shareholder and Related Persons

A.	Shareholdings of the Largest Shareholder and Related Persons

(As of December 31, 2016)				(Unit: in shares and percentages)
Name	Relationship	Type of share	Number of shares owned and ownership ratio
			Beginning of Period		End of Period
			Number of shares	Ownership ratio	Number of shares	Ownership ratio
SK Holdings Co., Ltd.	Largest Shareholder	Common share	20,363,452	25.22	20,363,452	25.22
Tae Won Chey	Officer of affiliated company	Common share	100	0.00	100	0.00
Shin Won Chey	Officer of affiliated company	Common share	1,067	0.00	1,067	0.00
Dong Hyun Jang	Officer of the Company	Common share	251	0.00	251	0.00
Myung Hyun Cho	Officer of affiliated company	Common share	60	0.00	60	0.00
Total		Common share	20,364,930	25.22	20,364,930	25.22

B.	Overview of the Largest Shareholder

As of December 31, 2016, the Company’s largest shareholder was SK Holdings Co., Ltd. (“SK Holdings”) with 20,363,452 shares (25.22%) of the Company. SK Holdings was established on April 13, 1991 and was made public on the securities market for the first time under the name SK C&C Co., Ltd. on November 11, 2009. On August 3, 2015, SK Holdings merged with and into SK C&C and the merged entity was renamed SK Holdings. The main business of SK Holdings includes managing its subsidiaries as a holding company, IT services, security services and logistics services, among others.

C.	Changes in Shareholdings of the Largest Shareholder

Changes in shareholdings of the largest shareholder are as follows:

(As of December 31, 2016)				(Unit: in shares and percentages)
Largest Shareholder	Date of the change in the largest shareholder/ Date of change in shareholding	Shares Held	Holding Ratio	Remarks
SK Holdings	January 2, 2014	20,367,290	25.22	Shin Won Chey, SKC’s Chairman, purchased 1,000 shares
	March 24, 2014	20,368,290	25.23	Shin Won Chey, SKC’s Chairman, purchased 1,000 shares
	January 2, 2015	20,364,290	25.22	Shin Won Chey, SKC’s Chairman, disposed of 4,000 shares
	March 20, 2015	20,363,803	25.22	Appointment of CEO Dong Hyun Jang (ownership of 251 shares of the Company), Retirement of Sung Min Ha
June 9, 2015	20,365,006	25.22	Purchase through the Share Exchange
between SK Broadband and SK Telecom
(Shin Won Chey, SKC’s Chairman,
purchased 1,067 shares, and Myung Hyun
Cho, SK Broadband’s independent director,
				purchased 136 shares)
	August 3, 2015	20,364,930	25.22	Myung Hyun Cho, SK Broadband’s independent director, disposed of 76 shares

*	Shares held are the sum of shares held by SK Holdings and its related parties.

55

2.	Distribution of Shares

A.	Shareholders with ownership of 5% or more and others

(As of December 31, 2016)			(Unit: in shares and percentages)
Rank	Name (title)	Common share
		Number of shares	Ownership ratio	Remarks
1	Citibank ADR	8,809,104	10.91%	—
2	SK Holdings	20,363,452	25.22%	—
3	SK Telecom	10,136,551	12.55%	Treasury shares
4	National Pension Service	7,159,704	8.87%	—
Shareholdings under the Employee Stock Ownership Program		—	0.00%	—

B.	Shareholder Distribution

(As of December 31, 2016)			(Unit: in shares and percentages)
Classification	Number of shareholders	Ratio (%)	Number of shares	Ratio (%)	Remarks
Total minority shareholders*	55,826	99.9%	34,275,422	42.45%	—

*	Defined as shareholders whose shareholding is less than a hundredth of the total issued and outstanding shares.

3.	Share Price and Trading Volume in the Last Six Months

A.	Domestic Securities Market

(Unit: in Won and shares)
Types		December 2016	November 2016	October 2016	September 2016	August 2016	July 2016
Common stock	Highest	232,500	226,500	232,500	226,000	228,000	232,000
	Lowest	224,000	217,000	216,000	216,000	218,500	214,500
	Average	229,500	221,773	224,025	220,079	223,023	221,690
Daily transaction volume	Highest	254,466	340,500	220,427	178,297	194,318	242,294
	Lowest	67,455	66,358	101,589	80,018	70,156	56,841
Monthly transaction volume		2,770,113	3,460,337	3,017,320	2,315,767	2,621,099	2,546,532

B.	Foreign Securities Market

New York Stock Exchange	(Unit: in U.S. dollars and number of American Depositary Receipts)

Types		December 2016	November 2016	October 2016	September 2016	August 2016	July 2016
Depositary receipt	Highest	22.36	21.77	22.60	22.60	22.97	23.17
	Lowest	20.85	20.71	21.46	21.12	21.70	20.48
	Average	21.64	21.19	22.00	21.90	22.33	21.68
Daily transaction volume	Highest	1,390,726	880,457	1,322,388	979,199	664,124	955,099
	Lowest	154,986	170,028	231,175	247,442	180,335	301,688
Monthly transaction volume		12,633,643	10,131,975	13,693,050	10,551,168	9,028,503	11,494,082

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VIII.	EMPLOYEES AND DIRECTORS

1.	Employees

(As of December 31, 2016)							(Unit: in persons and millions of Won)
Business segment	Gender	Number of employees					Average service year	Aggregate wage for the first nine months of 2016	Average wage per person
		Employees without a fixed term of employment		Employees with a fixed term of employment		Total
		Total	Part-time employees	Total	Part-time employees
—	Male	3,692	—	97	—	3,789	12.2	404,314	107
—	Female	550	—	60	—	610	9.6	46,139	76
Total		4,242	—	157	—	4,399	11.9	450,453	102

*	Based on Section 9-1-2 (Employee Status) of the Corporate Disclosure Guidelines (amended as of February 2015).

2.	Compensation of Directors

A.	Amount Approved at the Shareholders’ Meeting

(As of December 31, 2016)		(Unit: in millions of Won)
Classification	Number of Directors	Aggregate Amount Approved
Directors	6	12,000

B.	Amount Paid

B-1. Total Amount

(As of December 31, 2016)			(Unit: in millions of Won)
Number of Directors	Aggregate Amount Paid	Average Amount Paid Per Director	Remarks
6	2,069	345	—

B-2. Amount by Classification

(As of December 31, 2016)			(Unit: in millions of Won)
Classification	Number of Directors	Aggregate Amount Paid	Average Amount Paid Per Director	Remarks
Inside Directors	2	1,756	878	—
Independent Directors	1	78	78	—
Audit Committee Members	3	235	78	—
Auditor	—	—	—

3.	Individual Compensation of Directors

A.	Amount Paid

(As of December 31, 2016)		(Unit: in millions of Won	)
Name	Title	Aggregate Amount Paid
Dong Hyun Jang	Chief Executive Officer and President	1,331

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B.	Method of Calculation

Name	Method of calculation
Dong Hyun Jang

Total remuneration

•    Won 1,331 million (consisting of Won 570 million in salary, Won 757 million in bonus and Won 4 million in other income).

•    Did not receive any other income or retirement income.

Salary

•    Annual salary is set within the executive compensation limit established by the board of directors and reflects the relevant position of the director.

•    Annual salary is equally divided and paid on a monthly basis.

Bonus

•    Bonus is awarded based on performance in the previous year and is composed of target incentive payments and profit sharing payments.

•    Bonus in the range of 0% to 200% of annual salary may be awarded by evaluating the previous year’s performance through certain financial indicators, including revenue and operating profit, and non-financial indicators, including leadership, meeting the Company’s strategy plans, expertise and other contributions.

•    Financial indicators: For the year ended December 31, 2015, the Company met its financial targets with revenue of Won 17.1 trillion and operating profit of Won 1.7 trillion.

•    Non-financial indicators: Mr. Jang contributed to the Company’s market leadership position despite intensified competition in the industry (maintaining number one position in the industry by National Customer Satisfaction Index for the previous 18 years and number one quality of network according to top three agencies, including KS-SQI an KCSI, and being first to commercialize L4 technology globally) and further contributed to increasing the Company’s corporate value through innovation in lifestyle enhancement, IoT solutions and media platforms and the first Korean launch of smart home services.

Other income

•    Other income consists of payment of medical expenses and long service reward.

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IX.	RELATED PARTY TRANSACTIONS

1.	Line of Credit Extended to the Largest Shareholder

(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
SK Wyverns	Affiliate	Long-term and short-term loans	1,017	—	203	814	—	—

2.	Transfer of Assets to/from the Largest Shareholder and Other Transactions

A.	Investment and Disposition of Investment

(Unit: in millions of Won)
Name (Corporate name)	Relationship	Investment	Transaction date	Transaction items	Transaction amount
SK Telink	Affiliate	Capital contribution	Oct. 25, 2016	Registered common shares	63,967

B.	Transfer of Assets

(Unit: in millions of Won)
Name (Corporate name)	Relationship	Details					Remarks
		Transferred Assets	Purpose of Transfer	Date of Transfer	Purchase Price	Sale Price
SK TechX	Affiliate	Machinery, equipment and computer software	Purchase of assets	September 23, 2016	815	—	—
Total					815	—	—

3.	Transactions with the Largest Shareholder

(Unit: in millions of Won)

Name (Corporate name)	Relationship	Investment	Transaction period	Transaction items	Transaction amount
PS&Marketing	Affiliate	Sales/Purchases	January 1, 2016 to December 31, 2016	Marketing commissions, etc.	1,553,051
SK Broadband	Affiliate	Sales/Purchases	January 1, 2016 to December 31, 2016	Interconnection revenues, etc.	667,500

4.	Related Party Transactions

See note 34 of the notes to the Company’s consolidated financial statements attached hereto for more information regarding related party transactions.

59

5.	Related Party Transactions (excluding Transactions with the Largest Shareholder and Related Persons)

A.	Provisional Payment and Loans (including loans on marketable securities)

(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
Baekmajang and others	Agency	Long-term and short-term loans	58,602	236,097	(229,551)	65,148	—	—
Daehan Kanggun BCN Inc.	Investee	Long-term loans	22,147	—	—	22,147	—	—
Wave City Development, Inc.	Investee	Short-term loans	1,890	1,100	(2,990)	—	—	—

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X.	OTHER INFORMATION RELATING TO THE PROTECTION OF INVESTORS

1.	Developments in the Items Mentioned in Prior Reports on Important Business Matters

A.	Status and Progress of Major Management Events

Date	Resolution	Description	Status
July 28, 2016	Acquisition of other company shares and investment securities	1. Issuing company: CJ HelloVision

2. Expected acquisition: 23,234,060 common
shares (30.0%)

3. Amount to be paid: Won 500 billion

4. Acquisition Method: Cash

5. Purpose of acquisition: To secure position
as the next generation media platform
provider through merger with subsidiary SK
Broadband

SK Broadband terminated the merger agreement, as the Korea Fair Trade Commission on July 18, 2016, denied approval of the proposed merger, which was a closing condition to the consummation of the merger.

B.	Summary Minutes of the General Meeting of Shareholders

Date	Agenda	Resolution
30th Fiscal Year Meeting of Shareholders (March 21, 2014)

1.      Approval of the financial statements for the  year ended December 31, 2013

2.      Amendments to Articles of Incorporation

3.      Election of directors

•    Election of an inside director

•    Election of an independent director

•    Election of an independent director

•    Election of an independent director

4.      Election of an independent director as Audit Committee member

5.      Approval of remuneration limit for directors

Approved (Cash dividend, Won 8,400 per share)

Approved

Approved (Sung Min Ha)

Approved (Jay Young Chung)

Approved (Jae Hoon Lee)

Approved (Jae Hyeon Ahn)

Approved (Jae Hyeon Ahn)

Approved (Won 12 billion)

31st Fiscal Year Meeting of Shareholders (March 20, 2015)

1.      Approval of the financial statements for the year ended December 31, 2014

2.      Amendments to Articles of Incorporation

3.      Election of directors

•    Election of an inside director

4.      Election of an independent director as Audit Committee member

5.      Approval of remuneration limit for directors

Approved (Cash dividend, Won 8,400 per share) Approved Approved (Dong Hyun Jang) Approved (Jae Hoon Lee) Approved (Won 12 billion)

61

Date	Agenda	Resolution

32nd Fiscal Year Meeting of Shareholders (March 18, 2016)

1.      Approval of the financial statements for the year ended December 31, 2015

2.      Amendments to Articles of Incorporation

3.      Election of directors

•    Election of an inside director

•    Election of an independent director

4.      Election of an independent director as Audit Committee member

5.      Approval of remuneration limit for directors

6.      Amendments to executive payroll regulations

Approved (Cash dividend, Won 9,000 per share) Approved Approved (Dae Sik Cho) Approved (Dae Shick Oh) Approved (Dae Shick Oh) Approved (Won 12 billion) Approved

62

Date	Agenda	Resolution

33rd Fiscal Year Meeting of Shareholders (March 24, 2017)

1.      Approval of the financial statements for the year ended December 31, 2016

2.      Amendments to Articles of Incorporation

3.      Election of directors

•    Election of an inside director

•    Election of a non-executive director

•    Election of an independent director

•    Election of an independent director

•    Election of an independent director

4.      Election of an independent director as Audit Committee member

•    Election of an independent director as Audit Committee member

•    Election of an independent director as Audit Committee member

5.      Approval of remuneration limit for directors

6.      Award of stock options

Approved (Cash dividend, Won 9,000 per share)

Approved

Approved (Jung Ho Park)

Approved (Dae Sik Cho)

Approved (Jae Hoon Lee)

Approved (Jae Hyeon Ahn)

Approved (Jung Ho Ahn)

Approved (Jae Hoon Lee)

Approved (Jae Hyeon Ahn)

Approved (Won 12 billion)

Approved

2.	Contingent Liabilities

[SK Telecom]

A.	Material Legal Proceedings

(1) Claim for copyright license fees regarding “Coloring” services

On May 7, 2010, Korea Music Copyright Association (“KOMCA”) filed a lawsuit with the court demanding that the Company pay KOMCA license fees for the Company’s “Coloring” services. The court rendered a judgment against the Company ordering the Company to pay Won 570 million to KOMCA, which was affirmed by the appellate court on October 26, 2011. The Company filed an appeal at the Supreme Court of Korea and the judgment was overturned on July 11, 2013. The case was remanded down to the appellate court which ruled in favor of the Company on September 4, 2014. KOMCA filed an appeal at the Supreme Court of Korea, and on January 15, 2015, the Supreme Court of Korea affirmed the Seoul High Court’s decision. There is no impact on the Company’s business or results of operation as the final outcome of this litigation has been rendered in favor of the Company.

B.	Other Contingent Liabilities

None.

[SK Broadband]

A.	Material Legal Proceedings

(1)	SK Broadband as the plaintiff

(Unit: in thousands of Won)
Description of Proceedings	Date of Commencement of Proceedings	Amount of Claim	Status
Others	September 2016	23,029	Pending before district court

63

(2)	SK Broadband as the defendant

(Unit: in thousands of Won)
Description of Proceedings	Date of Commencement of Proceedings	Amount of Claim	Status
Damages claim by Mag Telecom Co., Ltd. and 7 others	January 2012	3,560,465	Pending before appellate court
Others		356,458
Total		3,916,923

The Company does not believe that the outcome of any of the proceedings in which SK Broadband is named as a defendant will have a material effect on the Company’s financial statements.

B.	Other Contingent Liabilities

(1) Pledged assets and covenants

SK Broadband has entered into revolving credit facilities with a limit of Won 80 billion with two financial institutions including Shinhan Bank in relation to its loans.

In connection with public offerings of notes, SK Broadband is subject to certain restrictions with respect to its debt ratio, third party payment guarantees and other limitations on liens.

SK Broadband, upon approval by its board of directors, has provided guarantees for financial instruments amounting to Won 728 million to support employees’ funding for the Employee Stock Ownership Program.

Additionally, SK Broadband has provided “geun” mortgage amounting to Won 6.7 billion to others, including Ilsan Guksa, on a part of its buildings in connection with the leasing of the buildings.

SK Broadband has entered into a leased line contract and a resale contract for fixed-line telecommunication services with SK Telecom.

Seoul Guarantee Insurance Company has provided a performance guarantee of Won 20.8 billion to SK Broadband in connection with the performance of certain contracts and the repair of any defects.

KB Kookmin Bank has provided a payment guarantee of Won 100 million to SK Broadband in connection with its e-commerce business.

[SK Planet]

A.	Material Legal Proceedings

As of December 31, 2016, there were eight pending cases proceeding with SK Planet as the defendant and the aggregate amount of the claim was Won 187.2 million. The management cannot reasonably forecast the outcome of this case and no amount in connection with this proceeding was recognized on the Company’s financial statements.

B.	Other Contingent Liabilities

(1)	Borrowings

As of December 31, 2016, SK Planet’s borrowings from financial institutions are set forth in the table below.

(Unit: in thousands of Won)
Financial Institution	Borrowing	Limit Amount	Borrowed Amount
KEB Hana Bank	Overdrafts	10,000,000	—
	Corporate credit card	70,000,000	49,198,296

64

(Unit: in thousands of Won)
Financial Institution	Borrowing	Limit Amount	Borrowed Amount
Shinhan Bank	Overdrafts	15,000,000	—
	Electronic accounts receivable bond	30,000,000	—
Nonghyup Bank	Corporate credit card	5,000,000	—
Total		130,000,000	49,198,296

(2)	Payment guarantees

The material payment guarantees provided by third parties to SK Planet as of December 31, 2016 are set forth in the table below.

(Unit: in thousands of Won)

Recipient	Financial institution	Guarantee	Amount
SK Planet	Seoul Guarantee Insurance Company	Payment guarantee on e-commerce business	16,651,569
	KEB Hana Bank	Guarantee fulfillment of contractual obligations	2,382,618
		Other guarantees	500,000

[SK Telink]

A.	Material Legal Proceedings

On October 14, 2016, 12 creditors filed a lawsuit to demand a court injunction against SK Telink regarding its plan to issue new stock (219,967 shares with a face value of Won 5,000) pursuant to the resolution of SK Telink’s board of directors on September 22, 2016. The court granted SK Telink’s motion to dismiss on October 24, 2016. There is no impact on SK Telink’s business or results of operation as the claim has been conclusively dismissed.

B.	Other Contingent Liabilities

None.

[SK Communications]

A.	Material Legal Proceedings

As of December 31, 2016, the aggregate amount of pending claims against SK Communications was Won 1,064 million. There were twelve pending cases relating to a leak of personal information of subscribers of NATE at various appellate courts and the Supreme Court in Korea. Among the pending cases, the district courts partially ruled against SK Communications in two cases and the claimed amounts with respect to such cases was Won 577 million.

The management cannot reasonably forecast the outcome of the pending proceedings, and as a result, adjustments were not made in the financial statements of the Company. The Company does not believe that the outcome of any of the proceedings in which SK Communications is named as a defendant will have a material effect on the Company’s financial statements.

65

B.	Other Contingent Liabilities

The material payment guarantees provided by third parties to SK Communications as of December 31, 2016 are set forth in the table below.

(Unit: in thousands of Won)
Financial Institution	Guarantee	Amount
Seoul Guarantee Insurance Company	Prepaid coverage payment guarantee	700,000
	Provisional deposit guarantee insurance for bonds	190,000
	Provisional attachment of real estate	118,000
	Total	1,008,000

[Neosnetworks]

A.	Material Legal Proceedings

On June 21, 2016, a lawsuit was filed against Neosnetworks for damages of Won 40 million in connection with the installation of security services. The management cannot reasonably forecast the outcome of this case and no amount in connection with this proceeding was recognized on the Company’s financial statements.

B.	Other Contingent Liabilities

None

3.	Status of Sanctions, etc.

[SK Telecom]

On July 4, 2012, the Fair Trade Commission issued correctional orders and imposed fines on the Company and seven affiliated companies for alleged unfair advantage provided to SK C&C, an affiliated company, in services fees for information technology system management and operation. The Company and SK Planet were imposed fines of Won 25,042 million and Won 1,349 million, respectively. The Company and the seven affiliated companies appealed the orders and on May 14, 2014, won the suit at the Seoul High Court. The Fair Trade Commission appealed the decision, and on March 10, 2016, the Supreme Court of Korea ruled in favor of the Company.

On December 27, 2013, the Korea Communications Commission imposed on the Company a fine of Won 56.0 billion and issued a correctional order for providing discriminatory subsidies to subscribers. The Company paid the fine and completed the improvement of the procedures and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by January 2014.

On March 7, 2014, the MSIP imposed a suspension of operations for 45 days for failure to observe the order of the Korea Communications Commission to cease providing discriminatory subsidies to subscribers. The Company suspended its operations during the period between April 5, 2014 and May 19, 2014, and reported to the MSIP on the implementation of actions pursuant to the suspension order by May 2014.

On March 13, 2014, the Korea Communications Commission imposed on the Company a fine of Won 16.65 billion, imposed a suspension on acquiring new customers for 7 days, and issued a correctional order for providing discriminatory subsidies to subscribers. In April 2014, the Company paid the fine and completed the improvement of the procedures and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by April 2014. The Company suspended acquisition of new customers during the period beginning September 11, 2014 and ending September 17, 2014, and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by September 2014.

66

On January 31, 2013, the Seoul Central District Court acquitted Mr. Jae Won Chey, the Company’s former director and vice chairman, on all charges against him. On September 27, 2013, the Seoul High Court reversed the acquittal of the above-mentioned former director, sentencing him to a prison term of three and a half years for violating the Act on the Aggravated Punishment, etc. of Specific Economic Crimes. On February 27, 2014, the Supreme Court of Korea affirmed the Seoul High Court’s decision. While the court’s final decision on the appealed case is not expected to have a material effect on the Company’s financial position, investors should note that it is difficult to predict, among others, the market’s assessment of such case.

On August 21, 2014, the Korea Communications Commission imposed on the Company a fine of Won 37.1 billion and issued a correctional order for providing discriminatory subsidies to subscribers. The Company paid the fine and completed the improvement of the procedures and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by September 2014.

On December 4, 2014, the Korea Communications Commission imposed on the Company a fine of Won 800 million and issued a correctional order for violating the Mobile Device Distribution Improvement Act. The Company paid the fine and completed the improvement of the procedures and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by January 2015.

On March 12, 2015, the Korea Communications Commission imposed on the Company a fine of Won 934 million and issued a correctional order for violating the Mobile Device Distribution Improvement Act with respect to the Company’s compensation programs for used handsets. The Company paid the fine and completed the improvement of the procedures and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by April 2015.

On March 26, 2015, the Korea Communications Commission imposed on the Company a fine of Won 23.5 billion, imposed a suspension on acquiring new customers for seven days, and issued a correctional order for violating the Mobile Device Distribution Improvement Act. The Company paid the fine and implemented the improvement of the procedures and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order in May 2015. The suspension on acquiring new customers was implemented from October 1, 2015 to October 7, 2015.

On May 13, 2015, the Korea Communications Commission imposed on the Company a fine of Won 3.56 billion and issued a correctional order for violating its obligations to protect personal information (a fine of Won 360 million imposed for violation of its obligations to protect personal information and Won 3.2 billion imposed for damaging users’ interests). The Company paid the fine in July 2015 and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order in September 2015. Whether the correctional order on the violation of obligations to protect personal information will be enforced depends on the Court’s ruling following the Company’s filing of an administrative proceeding to appeal the order on June 24, 2015.

On May 28, 2015, the Korea Communications Commission imposed on the Company a fine of Won 350 million and issued a correctional order for misleading and exaggerated advertisement of bundled media and telecommunications products. The Company paid the fine in August 2015 and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order in October 2015.

On December 10, 2015, the Korea Communications Commission imposed on the Company a fine of Won 560 million and issued a correctional order for misleading and exaggerated advertisement of bundled media and telecommunications products. The Company paid the fine and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order in February 2016.

On January 14, 2016, the Korea Communications Commission imposed on the Company a fine of Won 15 million and issued a correctional order for failure to comply with the retention period for its subscribers’ personal information. The Company paid the fine and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order.

67

[SK Broadband]

(1)	Violation of the Act on Facilitation of the Use of Information Network and Protection of Information

•	Date: June 16, 2014

•	Sanction: SK Broadband was imposed a fine of Won 3 million.

•	Reason and the Relevant Law: Violated Articles 59 and 76 of the Act on Facilitation of the Use of Information Network and Protection of Information and Article 66 of the Enforcement Decree of the Act by not having designated proper contacts for the users of telecommunications billing services to raise objections and protect rights and interests of the users and by not having provided the contact information on the Internet or other means of communication.

•	Status of Implementation: Designated contact persons for user protection of telecommunications billing services, provided contact information on the Company’s website (February 2014), and paid the fine (August 2014).

•	Company’s Plan: Designate contact persons for user protection of telecommunications billing services and provide contact information to users.

(2)	Violation of the Act on Consumer Protection in Electronic Commerce

•	Date: July 11, 2014

•	Sanction: SK Broadband received a correctional order (relating to the failure to notify consumers of information relating to cancellations of purchases) and a fine of Won 1 million.

•	Reason and the Relevant Law: Violated Article 13 of the Act on Consumer Protection in Electronic Commerce by not having notified consumers of the procedures for cancellation of purchases for paid IPTV contents.

•	Status of Implementation: Implemented voluntary improvements to notify consumers of cancellation procedures for such purchase prior to decision by the Fair Trade Commission.

•	Company’s Plan: Implement the correctional order and pay the fine.

(3)	Violation of the Telecommunications Business Act

•	Date: May 28, 2015

•	Sanction: SK Broadband received a correctional order (corrective measures for damaging users’ interests through misleading and exaggerated advertisement of bundled media and telecommunications products).

•	Reason and the Relevant Law: Violated Article 50-1 Paragraph 5 of the Telecommunications Business Act and Article 42-1 of its Enforcement Decree by inducing subscribers through misleading and exaggerated advertisements.

•	Status of Implementation: Established plans to manage distribution network related to the misleading and exaggerated advertisements.

•	Company’s Plan: Make an official announcement about having received the correctional order and improve operational procedures.

68

(4)	Violation of the Telecommunications Business Act

•	Date: December 10, 2015

•	Sanction: SK Broadband received a correctional order (corrective measures for damaging users’ interests through misleading and exaggerated advertisement of bundled media and telecommunications products).

•	Reason and the Relevant Law: Violated Article 50-1 Paragraph 5 of the Telecommunications Business Act and Article 42-1 of its Enforcement Decree by inducing subscribers through misleading and exaggerated advertisements.

•	Status of Implementation: Made an official announcement about having received the correctional order and paid the fine.

•	Company’s Plan: Make an official announcement about having received the correctional order

(5)	Violation of the Telecommunications Business Act

•	Date: September 27, 2016

•	Sanction: SK Broadband was imposed a fine of Won 6.4 million.

•	Reason and the Relevant Law: Violated Article 84-2 Paragraph 1, 104-2 Paragraph 5 of the Telecommunications Business Act and Article 66 of its Enforcement Decree by not having performed technological measures to prevent caller ID manipulations.

•	Status of Implementation: Paid the fine (September 27, 2016).

•	Company’s Plan: Implement technological measures to prevent caller ID manipulations through institutional improvement.

(6)	Violation of the Telecommunications Business Act

•	Date: December 6, 2016

•	Sanction: SK Broadband received a correctional order (corrective measures for damaging users’ interests in relation to high speed internet products and gifts).

•	Reason and the Relevant Law: Violated Article 50-1 Paragraph 5 of the Telecommunications Business Act and Article 42-1 of its Enforcement Decree by providing telecommunications services in a manner different from the terms and conditions of use.

•	Status of Implementation: Made an official announcement about having received the correctional order and paid the fine.

•	Company’s Plan: Implement the correctional order and pay the fine.

(7)	Violation of the Internet Multimedia Broadcast Services Act

•	Date: December 21, 2016

•	Sanction: SK Broadband received a correctional order (corrective measures for violating prohibited acts under the Internet Multimedia Broadcast Services Act).

•	Reason and the Relevant Law: Violated Article 17-1 Paragraph 2 of the Internet Multimedia Broadcast Services Act and Article 15 of its Enforcement Decree by performing prohibited acts which undermine or are likely to undermine the fair competition of service providers or the interests of users.

69

•	Status of Implementation: Ceased the prohibited practice and paid the fine (Plan to make an official announcement about having received the correctional order and improve operating procedures).

•	Company’s Plan: Improve operation procedures in relation to the violation of prohibited acts.

[SK Planet]

(1)	Violation of the Electronic Financial Transactions Act

•	Date: May 4, 2016

•	Sanction: SK Planet received a fine of Won 25 million.

•	Reason and the Relevant Law: Violated Article 21 (Duty to Ensure Safety) of the Electronic Financial Transactions Act.

•	Status of Implementation: Paid the fine.

•	Company’s Plan: Implemented procedures to prevent recurrence such as setting up various detailed test scenarios, enhancing quality assurance, organizing real-time notification processes upon detection of abnormal transactions and refining a continuous monitoring and reporting system

(2)	Violation of the Act on Consumer Protection in Electronic Commerce

•	Date: August 19, 2016 (Fined); September 12, 2016 (Warned)

•	Sanction: SK Planet received a fine of Won 5 million.

•	Reason and the Relevant Law: Violated Article 21 (Prohibited Acts) of the Act on Consumer Protection in Electronic Commerce.

•	Status of Implementation: Admitted to the violation in connection with the warning but submitted a statement of objection on August 26, 2016 regarding the fine.

•	Company’s Plan: Executed a seminar regarding the Act on Consumer Protection in Electronic Commerce to prevent recurrence, reviewed the advertisement/display approval process and implemented a continuous monitoring system.

(3)	Violation of the Framework Act on Logistics Policies

•	Date: November 10, 2016

•	Sanction: SK Planet received a fine of Won 156 thousand for failing to register a modification of the international logistics brokerage business on time (Within 60 days from the date of modification).

•	Reason and the Relevant Law: Violated Article 43 of the Framework Act on Logistics Policies (Registration of international logistics brokerage business).

•	Company’s Plan: Implemented a continuous monitoring system to prevent its recurrence in registration of a modification.

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[SK Telink]

(1)	Violation of the Telecommunications Business Act

•	Date: August 21, 2015

•	Subject: SK Telink

•	Sanction: SK Telink received a correctional order and a fine of Won 480 million.

•	Reason and the Relevant Law: Violated Article 50-1, Paragraph 5 and Article 50-2 of the Telecommunications Business Act and Article 42-1 of the related Enforcement Decree by failing to inform or giving false information about key terms of the contract and failing to deliver usage contract

•	Status of Implementation: Ceased the prohibited practice, disclosed having received the correctional order in a newspaper (October 2015), improved operating procedures related to recruitment of users through phone solicitation calls and paid the fine (October 2015).

•	Company’s Plan: Accurately inform consumers of key terms of the contract and distribute usage contract by mail after entering into contract.

(2)	Violation of the Telecommunications Business Act

•	Date: February 4, 2016

•	Sanction: SK Telink received a correctional order and a fine of Won 49 million.

•	Reason and the Relevant Law: Violated Article 50-1, Paragraph 5 of the Telecommunications Business Act and Article 42-1 of the related Enforcement Decree by transferring account names of cell phone lines without subscribers’ consent, changing phone numbers upon such transfer of account names, subscribing users to cell phone lines that exceed the maximum number of cell phone lines determined in the user agreement, opening accounts using a third party’s name and transferring ownership of and reselling the account, changing account names with fabricated names of foreigners and changing accounts of cell phone lines owned by foreigners whose residency period in Korea has expired.

•	Status of Implementation: Ceased the prohibited practice, disclosed having received the correctional order in the press (May 2016) and paid the fine (May 2016).

•	Company’s Plan: Improve operating procedures to prevent its recurrence.

4.	Important Matters That Occurred After December 31, 2016

[SK Communications]

Pursuant to the resolution of its board of directors on November 24, 2016, SK Communications entered into a comprehensive share exchange agreement with SK Telecom on November 25, 2016. Upon the consummation of the share exchange on February 7, 2017, SK Communications became a wholly-owned subsidiary of SK Telecom.

5.	Use of Direct Financing

A.	Use of Proceeds from Public Offerings

Not applicable.

B.	Use of Proceeds from Private Offerings

(As of December 31, 2016)			(Unit: in millions of Won)
Classification	Closing Date	Proceeds	Planned Use of Proceeds	Actual Use of Proceeds	Reasons for Change
Convertible Bonds*	April 7, 2009	437,673	Refinancing of convertible bonds issued in May 2004	Refinancing and working capital	—

71

*	In 2013, holders exercised their conversion rights with respect to an aggregate principal amount of US$326,023,000 of the convertible notes. The Company delivered 1,241,337 treasury shares in respect of US$170,223,000 of the exercised aggregate principal amount and delivered cash in respect of the remainder due to the limit on foreign ownership. In connection with such conversion, the Company recognized Won 135.1 billion in financial expenses in 2013. On November 13, 2013, the Company exercised its early redemption right and on December 13, 2013, redeemed the US$6,505,000 principal amount of convertible notes not converted by noteholders.

72

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.

(Registrant)

By:	/s/ Sung Hyung Lee
(Signature)

Name: Sung Hyung Lee
Title: Senior Vice President

Date: April 28, 2017

Exhibit 99.1

SK TELECOM CO., LTD.

Separate Financial Statements

December 31, 2016 and 2015

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To The Board of Directors and Shareholders

SK Telecom Co., Ltd.:

We have audited the accompanying separate financial statements of SK Telecom Co., Ltd. (the “Company”) which comprise the separate statements of financial position as at December 31, 2016 and 2015, the separate statements of income, comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of these separate financial statements in accordance with Korean International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these separate financial statements based on our audits. We conducted our audits in accordance with Korean Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the separate financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the separate financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the separate financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the separate financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the separate financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the separate financial statements present fairly, in all material respects, the separate financial position of the Company as at December 31, 2016 and 2015 and of its separate financial performance and its separate cash flows for the years then ended in accordance with Korean International Financial Reporting Standards.

Other Matter

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

February 22, 2017

This report is effective as of February 22, 2017, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

2

SK TELECOM CO., LTD.

Separate Statements of Financial Position

As of December 31, 2016 and 2015

(In millions of won)	Note	December 31, 2016		December 31, 2015
Assets
Current Assets:
Cash and cash equivalents	28,29	￦	874,350	431,666
Short-term financial instruments	4,28,29		95,000	121,500
Short-term investment securities	6,28,29		97,340	92,262
Accounts receivable—trade, net	5,28,29,30		1,594,504	1,528,751
Short-term loans, net	5,28,29,30		54,143	47,741
Accounts receivable—other, net	5,28,29,30,32		772,570	264,741
Prepaid expenses			107,989	92,220
Inventories, net			32,479	45,991
Advanced payments and other	5,28,29		32,740	88,657

Total Current Assets			3,661,115	2,713,529

Non-Current Assets:
Long-term financial instruments	4,28,29		102	10,062
Long-term investment securities	6,28,29		560,966	726,505
Investments in subsidiaries, associates and joint ventures	7		8,726,538	8,810,548
Property and equipment, net	8,30		7,298,539	7,442,280
Goodwill	9		1,306,236	1,306,236
Intangible assets, net	10		3,275,663	1,766,069
Long-term loans, net	5,28,29,30		11,160	35,080
Long-term accounts receivable—other	5,28,29,30,32		147,139	—
Long-term prepaid expenses			27,918	29,802
Guarantee deposits	5,28,29,30		173,287	166,656
Long-term derivative financial assets	15,28,29		176,465	139,923
Deferred tax assets	25		58,410	—
Defined benefit assets	14		24,787	—
Other non-current assets			249	250

Total Non-Current Assets			21,787,459	20,433,411

Total Assets		￦	25,448,574	23,146,940

See accompanying notes to the separate financial statements.

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SK TELECOM CO., LTD.

Separate Statements of Financial Position, Continued

As of December 31, 2016 and 2015

(In millions of won)	Note	December 31, 2016		December 31, 2015
Liabilities and Shareholders’ Equity
Current Liabilities:
Short-term borrowings	11,28,29	￦	—	230,000
Current installments of long-term debt, net	11,28,29		628,868	592,637
Current installments of long-term payables – other	12,28,29		301,773	120,185
Accounts payable – other	28,29,30		1,546,252	927,170
Withholdings	28,29		642,582	607,690
Accrued expenses	28,29		663,918	540,770
Income tax payable	25		461,999	375,189
Unearned revenue			1,360	10,014
Derivative financial liabilities	15,28,29		86,950	—
Provisions	13		59,027	37,551
Receipts in advance			71,431	50,100

Total Current Liabilities			4,464,160	3,491,306

Non-Current Liabilities:
Debentures, excluding current installments, net	11,28,29		4,991,067	5,033,495
Long-term borrowings, excluding current installments, net	11,28,29		61,416	72,554
Long-term payables – other	12,28,29		1,602,943	550,964
Long-term unearned revenue			2,389	2,768
Defined benefit liabilities	14		—	4,006
Long-term derivative financial liabilities	15,28,29		—	89,296
Long-term provisions	13		21,493	20,055
Deferred tax liabilities	25		—	56,274
Other non-current liabilities	28,29		48,152	46,762

Total Non-Current Liabilities			6,727,460	5,876,174

Total Liabilities			11,191,620	9,367,480

Shareholders’ Equity
Share capital	1,16		44,639	44,639
Capital surplus and others	16,17,18		371,481	369,446
Retained earnings	19,20		13,902,627	13,418,603
Reserves	21		(61,793)	(53,228)

Total Shareholders’ Equity			14,256,954	13,779,460

Total Liabilities and Shareholders’ Equity		￦	25,448,574	23,146,940

See accompanying notes to the separate financial statements.

4

SK TELECOM CO., LTD.

Separate Statements of Income

For the years ended December 31, 2016 and 2015

(In millions of won except for per share data)	Note	2016		2015
Operating revenue:	30
Revenue		￦	12,350,479	12,556,979

Operating expenses:	30
Labor			634,754	694,666
Commissions			4,716,555	5,102,723
Depreciation and amortization			2,242,546	2,155,531
Network interconnection			687,048	720,879
Leased line			347,741	358,031
Advertising			174,186	175,776
Rent			424,929	403,317
Cost of products that have been resold			502,770	462,256
Others	22		837,778	825,024

			10,568,307	10,898,203

Operating profit			1,782,172	1,658,776
Finance income	24		323,563	246,394
Finance costs	24		(261,393)	(314,191)
Other non-operating income	23		54,288	15,277
Other non-operating expenses	23		(200,771)	(132,993)
Loss on investments in associates and joint ventures, net	7		(135,077)	(3,819)

Profit before income tax			1,562,782	1,469,444
Income tax expense	25		345,508	362,683

Profit for the year		￦	1,217,274	1,106,761

Earnings per share	26
Basic and diluted earnings per share (in won)		￦	17,001	15,233

See accompanying notes to the separate financial statements.

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SK TELECOM CO., LTD.

Separate Statements of Comprehensive Income

For the years ended December 31, 2016 and 2015

(In millions of won)	Note	2016		2015
Profit for the year		￦	1,217,274	1,106,761
Other comprehensive income (loss)
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	14		(10,319)	386
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of available-for-sale financial assets	21,24		5,385	(121,528)
Net change in unrealized fair value of derivatives	15,21,24		(13,950)	1,402

Other comprehensive loss for the year, net of taxes			(18,884)	(119,740)

Total comprehensive income		￦	1,198,390	987,021

See accompanying notes to the separate financial statements.

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SK TELECOM CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2016 and 2015

(In millions of won)
			Capital surplus and others
	Share capital		Paid-in surplus	Treasury share	Loss on disposal of treasury share	Hybrid bonds	Other	Sub-total	Retained earnings	Reserves	Total equity
Balance at January 1, 2015	￦	44,639	2,915,887	(2,139,683)	(18,087)	398,518	(722,741)	433,894	12,996,790	66,898	13,542,221
Total comprehensive income:
Profit for the year		—	—	—	—	—	—	—	1,106,761	—	1,106,761
Other comprehensive income (loss)		—	—	—	—	—	—	—	386	(120,126)	(119,740)

		—	—	—	—	—	—	—	1,107,147	(120,126)	987,021

Transactions with owners:
Cash dividends		—	—	—	—	—	—	—	(668,494)	—	(668,494)
Acquisition of Treasury shares		—	—	(490,192)	—	—	—	(490,192)	—	—	(490,192)
Disposal of Treasury shares		—	—	369,249	18,087	—	38,408	425,744	—	—	425,744
Interest on hybrid bonds		—	—	—	—	—	—	—	(16,840)	—	(16,840)

		—	—	(120,943)	18,087	—	38,408	(64,448)	(685,334)	—	(749,782)

Balance at December 31, 2015	￦	44,639	2,915,887	(2,260,626)	—	398,518	(684,333)	369,446	13,418,603	(53,228)	13,779,460

Balance at January 1, 2016	￦	44,639	2,915,887	(2,260,626)	—	398,518	(684,333)	369,446	13,418,603	(53,228)	13,779,460
Total comprehensive income:
Profit for the year		—	—	—	—	—	—	—	1,217,274	—	1,217,274
Other comprehensive loss		—	—	—	—	—	—	—	(10,319)	(8,565)	(18,884)

		—	—	—	—	—	—	—	1,206,955	(8,565)	1,198,390

Transactions with owners:
Cash dividends		—	—	—	—	—	—	—	(706,091)	—	(706,091)
Business combination under common control		—	—	—	—	—	2,035	2,035	—	—	2,035
Interest on hybrid bonds		—	—	—	—	—	—	—	(16,840)	—	(16,840)

		—	—	—	—	—	2,035	2,035	(722,931)	—	(720,896)

Balance at December 31, 2016	￦	44,639	2,915,887	(2,260,626)	—	398,518	(682,298)	371,481	13,902,627	(61,793)	14,256,954

See accompanying notes to the separate financial statements.

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SK TELECOM CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2016 and 2015

(In millions of won)	Note	2016		2015
Cash flows from operating activities:
Cash generated from operating activities
Profit for the year		￦	1,217,274	1,106,761
Adjustments for income and expenses	33		2,931,278	2,811,718
Changes in assets and liabilities related to operating activities	33		(143,263)	(699,106)

Sub-total			4,005,289	3,219,373
Interest received			23,014	18,786
Dividends received			113,955	59,462
Interest paid			(199,332)	(221,309)
Income tax paid			(367,354)	(129,183)

Net cash provided by operating activities			3,575,572	2,947,129

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term investment securities, net			—	105,158
Decrease in short-term financial instruments, net			36,500	21,500
Collection of short-term loans			232,745	387,922
Decrease in long-term financial instruments			—	7
Proceeds from disposals of long-term investment securities			336,669	22,106
Proceeds from disposals of investments in subsidiaries, associates and joint ventures			1,063	185,557
Increase in cash due to business combination			360	—
Proceeds from disposals of property and equipment			14,539	23,372
Proceeds from disposals of intangible assets			7,689	343

Sub-total			629,565	745,965
Cash outflows for investing activities:
Increase in short-term investment securities, net			(6,335)	—
Increase in short-term loans			(237,197)	(364,687)
Increase in long-term financial instruments			(40)	(10,000)
Acquisitions of long-term investment securities			(19,501)	(296,254)
Acquisitions of investments in subsidiaries, associates and joint ventures			(87,088)	(306,382)
Acquisitions of property and equipment			(1,674,027)	(1,752,804)
Acquisitions of intangible assets			(580,219)	(77,830)
Increase in other non-current assets, net			—	(190)

Sub-total			(2,604,407)	(2,808,147)

Net cash used in investing activities		￦	(1,974,842)	(2,062,182)

See accompanying notes to the separate financial statements.

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SK TELECOM CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2016 and 2015

(In millions of won)	2016		2015
Cash flows from financing activities:
Cash inflows from financing activities:
Increase in short-term borrowings, net	￦	—	30,000
Proceeds from issuance of debentures		607,474	897,029
Cash inflows from settlement of derivatives		251	175

Sub-total		607,725	927,204
Cash outflows for financing activities:
Decrease in short-term borrowings, net		(230,000)	—
Repayments of long-term borrowings		(12,814)	(12,814)
Repayments of long-term accounts payable—other		(120,718)	(190,134)
Repayments of debentures		(680,000)	(250,000)
Payments of cash dividends		(706,091)	(668,494)
Payments of interest on hybrid bonds		(16,840)	(16,840)
Acquisitions of treasury shares		—	(490,192)
Cash outflows from settlement of derivatives		—	(150)

Sub-total		(1,766,463)	(1,628,624)

Net cash used in financing activities		(1,158,738)	(701,420)

Net increase in cash and cash equivalents		441,992	183,527
Cash and cash equivalents at beginning of the year		431,666	248,311
Effects of exchange rate changes on cash and cash equivalents		692	(172)

Cash and cash equivalents at end of the year	￦	874,350	431,666

See accompanying notes to the separate financial statements.

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

1.	Reporting Entity

SK Telecom Co., Ltd. (“the Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The Company mainly provides wireless telecommunications services in Korea. The head office of the Company is located at 65 Eulji-ro, Jung-gu, Seoul, Korea.

The Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of December 31, 2016, the Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued
SK Holdings Co., Ltd.	20,363,452	25.22
National Pension Service	7,159,704	8.87
Institutional investors and other minority stockholders	43,086,004	53.36
Treasury shares	10,136,551	12.55

Total number of shares	80,745,711	100.00

2.	Basis of Presentation

(1)	Statement of compliance

These separate financial statements were prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Stock Companies in the Republic of Korea.

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent or an investor with joint control of or significant influence over an investee, in which the investments are accounted for at cost.

The separate financial statements were authorized for issuance by the Board of Directors on February 2, 2017, which will be submitted for approval at the shareholders’ meeting to be held on March 24, 2017.

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

2.	Basis of Presentation, Continued

(2)	Basis of measurement

The separate financial statements have been prepared on the historical cost basis, except for the following material items in the separate statement of financial position:

•	derivative financial instruments measured at fair value;

•	financial instruments at fair value through profit or loss measured at fair value;

•	available-for-sale financial assets measured at fair value; and

•	liabilities (assets) for defined benefit plans recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets.

(3)	Functional and presentation currency

These separate financial statements are presented in Korean won, which is the currency of the primary economic environment in which the Company operates.

(4)	Use of estimates and judgments

The preparation of the separate financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

1) Critical judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the separate financial statements is included in Note 3 for classification of lease.

2) Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes: allowance for doubtful accounts, estimated useful lives of property and equipment and intangible assets, impairment of goodwill, recognition of provision, measurement of defined benefit liabilities, and recognition of deferred tax assets (liabilities).

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

2.	Basis of Presentation, Continued

(4)	Use of estimates and judgments, Continued

3) Fair value measurement

A number of the Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established policies and processes with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the finance executives.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, are used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in Note 29.

3.	Significant Accounting Policies

The significant accounting policies applied by the Company in the preparation of its separate financial statements in accordance with K-IFRSs are included below. The accounting policies set out below have been applied consistently to all periods presented in these separate financial statements.

(1)	Operating segments

The Company presents disclosures relating to operating segments on its consolidated financial statements in accordance with K-IFRS No. 1108, Operating Segments and such disclosures are not separately disclosed on these separate financial statements.

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies, Continued

(2)	Investments in subsidiaries and associates

These separate financial statements are prepared and presented in accordance with K-IFRS No. 1027, Separate Financial Statements. The Company applies the cost method to investments in subsidiaries and associates in accordance with K-IFRS No. 1027. Dividends from a subsidiary or associate are recognized in profit or loss when the right to receive the dividend is established.

(3)	Business combinations under common control

SK Holdings Co., Ltd. is the ultimate controlling entity of the Company. The assets and liabilities acquired under business combination under common control are recognized at the carrying amounts in the ultimate controlling shareholder’s consolidated financial statements. The difference between consideration and carrying amount of net assets acquired is added to or subtracted from capital surplus and others.

(4)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances, call deposits and financial asset with maturities of three months or less from the acquisition date that are easily convertible to cash and subject to an insignificant risk of changes in their fair value.

(5)	Inventories

Inventories are stated at the acquisition cost using the average method. During the period, a perpetual inventory system is used to track inventory quantities, which is adjusted to the physical inventory counts performed at the period end. When the net realizable value of inventories is less than the acquisition cost, the carrying amount is reduced to the net realizable value and any difference is charged to current operations as operating expenses.

(6)	Non-derivative financial assets

The Company recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The Company recognizes financial assets in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets not at fair value through profit or loss are measured at their fair value plus transaction costs that are directly attributable to the acquisition of asset.

(i)	Financial assets at fair value through profit or loss

A financial asset is classified as financial asset at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

(ii)	Held-to-maturity investments

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Company has the positive intention and ability to hold to maturity, are classified as held-to-maturity investment. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest rate method.

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies, Continued

(6)	Non-derivative financial assets, Continued

(iii)	Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method except for loans and receivables of which the effect of discounting is immaterial.

(iv)	Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables. Subsequent to initial recognition, they are measured at fair value, with changes in fair value, net of any tax effect, recorded in other comprehensive income (OCI) in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost.

(v)	De-recognition of financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability. If the Company retains substantially all the risks and rewards of ownership of the transferred financial assets, the Company continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

(vi)	Offsetting between financial assets and financial liabilities

Financial assets and liabilities are offset and the net amount is presented in the statement of financial position only when the Company currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

(7)	Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

(i)	Hedge accounting

The Company holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Company designates derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies, Continued

(7)	Derivative financial instruments, including hedge accounting, Continued

(i)	Hedge accounting, Continued

On initial designation of the hedge, the Company formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

Fair value hedge

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the statement of income. The Company discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

(ii)	Separable embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately only if the following criteria have been met:

(a)	the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract;

(b)	a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and

(c)	the hybrid (combined) instrument is not measured at fair value with changes in fair value recognized in profit or loss.

Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies, Continued

(7)	Derivative financial instruments, including hedge accounting, Continued

(iii)	Other derivative financial instruments

Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

(8)	Impairment of financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

Objective evidence that a financial asset is impaired includes following loss events:

•	significant financial difficulty of the issuer or obligor;

•	a breach of contract, such as default or delinquency in interest or principal payments;

•	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•	it becoming probable that the borrower will enter bankruptcy or other financial reorganization;

•	the disappearance of an active market for that financial asset because of financial difficulties; or

•	observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group.

In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

If financial assets have objective evidence that they are impaired, impairment losses are measured and recognized.

(i)	Financial assets measured at amortized cost

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of its estimated future cash flows discounted at the asset’s original effective interest rate. The Company can recognize impairment losses directly or by establishing an allowance account. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss is reversed either directly or by adjusting an allowance account.

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies, Continued

(8)	Impairment of financial assets, Continued

(ii)	Financial assets carried at cost

If there is objective evidence that an impairment loss has occurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

(iii)	Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale is not reversed through profit or loss subsequently. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed, with the amount of the reversal recognized in profit or loss.

(9)	Property and equipment

Property and equipment are initially measured at cost. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent to initial recognition, an item of property and equipment is carried at its cost less any accumulated depreciation and any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of property and equipment at cost or, if appropriate, as a separate item if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. A component that is significant compared to the total cost of property and equipment is depreciated over its separate useful life.

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies, Continued

(9)	Property and equipment, Continued

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized as other non-operating income (loss).

The estimated useful lives of the Company’s property and equipment are as follows:

Useful lives (years)
Buildings and structures	15, 30
Machinery	3 ~ 6
Other property and equipment	4 ~ 10

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

(10)	Borrowing costs

The Company capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets are not qualifying assets. Assets that are ready for their intended use or sale when acquired are not qualifying assets.

To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that the Company borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings of the Company that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Company capitalizes during a period do not exceed the amount of borrowing costs incurred during that period.

18

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies, Continued

(11)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, club memberships are expected to be available for use as there are no foreseeable limits to the periods. This intangible asset is determined as having indefinite useful lives and not amortized.

The estimated useful lives of the Company’s intangible assets are as follows:

Useful lives (years)
Frequency usage rights	5 ~ 13.1
Land usage rights	5
Industrial rights	5, 10
Development costs	5
Facility usage rights	10, 20
Other	3 ~ 20

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

Expenditures on research activities are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

19

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies, Continued

(12)	Government grants

Government grants are not recognized unless there is reasonable assurance that the Company will comply with the grant’s conditions and that the grant will be received.

(i)	Grants related to assets

Government grants whose primary condition is that the Company purchases, constructs or otherwise acquires a long-term asset are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduction to depreciation expense.

(ii)	Grants related to income

Government grants which are intended to compensate the Company for expenses incurred are deducted from the related expenses.

(13)	Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits, inventories, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Company estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Company estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU, for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized in profit or loss to the extent the carrying amount of the asset exceeds its recoverable amount.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the business acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

20

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies, Continued

(14)	Leases

The Company classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Company assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

(i)	Finance leases

At the commencement of the lease term, the Company recognizes as finance assets and finance liabilities in its separate statement of financial position, the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Company adopts for depreciable assets that are owned. If there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life. The Company reviews to determine whether the leased assets are impaired at the reporting date.

(ii)	Operating leases

Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are recognized in profit or loss on a straight-line basis over the period of the lease.

(iii)	Determining whether an arrangement contains a lease

Determining whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether fulfillment of the arrangement is dependent on the use of a specific asset and the arrangement conveys a right to use the asset.

At inception or reassessment of the arrangement, the Company separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Company concludes for a financial lease that it is impracticable to separate the payments reliably, the Company recognizes an asset and a liability at an amount equal to the fair value of the underlying asset that was identified as the subject of the lease. Subsequently, the liability is reduced as payments are made and an imputed finance charge on the liability is recognized using the Company’s incremental borrowing rate of interest.

21

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies, Continued

(15)	Non-current assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. The assets or disposal group that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell. The Company recognizes an impairment loss for any initial or subsequent write-down of an asset (or disposal group) to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036, Impairment of Assets.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

(16)	Non-derivative financial liabilities

The Company classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement. The Company recognizes financial liabilities in the separate statement of financial position when the Company becomes a party to the contractual provisions of the financial liability.

(i)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issue of the financial liability are recognized in profit or loss as incurred.

(ii)	Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the issue of the financial liability. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Company derecognizes a financial liability from the separate statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

22

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies, Continued

(17)	Employee benefits

(i)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

(ii)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render the related service. The Company’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

(iii)	Retirement benefits: defined contribution plans

When an employee has rendered service to the Company during a period, the Company recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Company recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

(iv)	Retirement benefits: defined benefit plans

At the end of reporting period, defined benefits liabilities relating to defined benefit plans are recognized at present value of defined benefit obligations net of fair value of plan assets.

The calculation is performed annually by an independent actuary using the projected unit credit method. When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Company recognizes an asset, to the extent of the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Company determines net interests on net defined benefit liability (asset) by multiplying discount rate determined at the beginning of the annual reporting period and considers changes in net defined benefit liability (asset) from contributions and benefit payments. Net interest costs and other costs relating to the defined benefit plan are recognized through profit or loss.

When the plan amendment or curtailment occurs, gains or losses on amendment or curtailment in benefits for the past service provided are recognized through profit or loss. The Company recognizes gain or loss on a settlement when the settlement of defined benefit plan occurs.

23

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies, Continued

(17)	Employee benefits, Continued

(v)	Termination benefits

The Company recognizes a liability and expense for termination benefits at the earlier of the period when the Company can no longer withdraw the offer of those benefits and the period when the Company recognizes costs for a restructuring that involves the payment of termination benefits. If benefits are payable more than 12 months after the reporting period, they are discounted to their present value.

(18)	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement is recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement is treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision is used only for expenditures for which the provision was originally recognized.

(19)	Transactions in foreign currencies

Transactions in foreign currencies are translated to the functional currency of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the reporting date’s exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments.

24

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies, Continued

(20)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

When the Company repurchases its own shares, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares. The profits or losses from the purchase, disposal, reissue, or retirement of treasury shares are directly recognized in equity being as transaction with owners.

(21)	Hybrid bond

The Company recognizes a financial instrument issued by the Company as an equity instrument if it does not include contractual obligation to deliver financial assets including cash to the counter party.

(22)	Revenue

Revenue from the sale of goods, rendering of services or use of assets is measured at the fair value of the consideration received or receivable. Returns, trade discounts and volume rebates are recognized as a reduction of revenue.

When two or more revenue generating activities or deliverables are sold under a single arrangement, each deliverable that is considered to be a separate unit of account is accounted for separately. The allocation of consideration from a revenue arrangement to its separate units of account is based on the relative fair values of each unit.

(i)	Services rendered

Revenue from cellular services consists of revenue from basic charges, voice charges, data charges, data-roaming services and interconnection charges. Such revenues are recognized as services are performed. Revenues received for the activation of service are deferred and recognized over the average customer retention period.

Revenue from other services rendered is recognized in profit or loss in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to surveys of work performed.

(ii)	Goods sold

Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

25

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies, Continued

(22)	Revenue, Continued

(iii)	Customer loyalty programmes

For customer loyalty programmes, the fair value of the consideration received or receivable in respect of the initial sale is allocated between the award credits and the other components of the sale. The amount allocated to the award credits is estimated by reference to the fair value of the services to be provided with respect to the redeemable award credits. The fair value of the services to be provided with respect to the redeemable portion of the award credits granted to the customers in accordance with customer loyalty programmes is estimated taking into account the expected redemption rate and timing of the expected redemption. Considerations allocated to the award credits are deferred and revenue is recognized when the award credits are recovered and the Company performs its obligation to provide the service. The amount of revenue recognized is based on the relative size of the total award credits that are expected to be redeemed and the redeemed award credits in exchange for services.

(23)	Finance income and finance costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on disposal of available-for-sale financial assets, changes in fair value of financial assets at fair value through profit or loss, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest rate method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in fair value of financial assets at fair value through profit or loss, and losses on hedging instruments that are recognized in profit or loss. Interest expense on borrowings and debentures are recognized in profit or loss using the effective interest rate method.

(24)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

The Company prepares consolidated income tax returns under the tax-consolidation system and its economically unified wholly owned subsidiaries.

(i)	Current tax

In accordance with the tax-consolidation system, the Company calculates current taxes on the consolidated taxable income for the Company and its wholly owned domestic subsidiaries and recognizes the income tax payable as current tax liabilities of the Company.

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

26

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies, Continued

(24)	Income taxes, Continued

(ii)	Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Company recognizes a deferred tax liability for all taxable temporary differences, except for the difference associated with investments in subsidiaries and associates that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Company recognizes a deferred tax asset for all deductible temporary differences, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The Company reviews the carrying amount of a deferred tax asset at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they are intended to be settled current tax liabilities and assets on a net basis. Income tax expense in relation to dividend payments is recognized when liabilities relating to the dividend payments are recognized.

(25)	Earnings per share

The Company presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees, if any.

27

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies, Continued

(26)	Standards issued but not yet effective

The following new standards are effective for annual periods beginning after January 1, 2016 and earlier application is permitted; however, the Company has not early adopted the following new standards in preparing these financial statements.

1)	K-IFRS No. 1109, Financial Instruments

K-IFRS No. 1109, published on September 25, 2015 which will replace the K-IFRS No. 1039 Financial Instruments: Recognition and Measurement, is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company currently plans to apply K-IFRS No. 1109 in the period beginning on January 1, 2018.

Adoption of K-IFRS No. 1109 will generally be applied retrospectively, except for the following:

•	exemption allowing the Company not to restate comparative information for prior periods with respect to classification and measurement (including impairment) changes; and

•	Prospective application of new hedge accounting except for those specified in K-IFRS 1109 for retrospective application such as accounting for the time value of options and the forward element of forward contracts.

Key features of K-IFRS No. 1109 includes new classification and measurement approach for financial assets that reflects the business model in which assets are managed and their cash flow characteristics, impairment model based on changes in expected credit losses, and new approach to hedge qualification and methods for assessing hedge effectiveness.

To ensure smooth implementation of K-IFRS No.1109, the Company needs to assess the financial impact of adopting K-IFRS No. 1109, to formulate the accounting policy, and to design, implement and enhance the accounting system and related controls. The expected quantitative impact of adopting K-IFRS No. 1109 on the Company’s financial statements cannot be reliably estimated because it will be dependent on the financial instruments that the Company holds and economic conditions at that time as well as accounting elections and judgments that it will make in the future.

28

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies, Continued

(26)	Standards issued but not yet effective, Continued

1)	K-IFRS No. 1109, Financial Instruments, Continued

The Company plans to change the accounting process and internal control and to assess the financial impact on its financial statements resulting from the adoption of K-IFRS No. 1109 by December 31, 2017. Qualitative impacts on its financial statements upon adoption of K-IFRS No. 1109 are as follows:

i)	Classification and measurement of financial assets

Classification of for financial assets under K-IFRS No. 1109 is driven by the entity’s business model for managing financial assets and their contractual cash flows. This contains three principal classification categories: financial assets measured at amortized cost, fair value through other comprehensive income (FVOCI) and fair value through profit or loss (FVTPL). Derivatives embedded in contracts where the host is a financial asset are never bifurcated. Instead, the hybrid financial instrument as a whole is assessed for classification. Details of the classification based on business models and contractual cash flows are as follows;

Contractual cash flow characteristics
Business model assessment	Solely payments of principal and interest	Others
Hold to collect contractual cash flows	Amortized cost(*1)

Hold to collect contractual cash flows and sell financial assets	FVOCI-measured at fair value(*1)	FVTPL-measured at fair value(*2)

Hold to sell financial assets and others	FVTPL-measured at fair value

(*1)	To eliminate or significantly reduce the accounting mismatch, the Company may irrevocably designate a financial asset as measured at FVTPL using the fair value option at initial recognition.
(*2)	Equity instruments that are not held for trading may be irrevocably designated as FVOCI using the fair value option.

As new classification requirements for financial assets under K-IFRS No. 1109 are more stringent than requirements under K-IFRS No. 1039, the adoption of the new standard may result in increase in financial assets designated as FVTPL and higher volatility in profit or loss of the Company. As of December 31, 2016, the Company’s financial assets consist of ￦3,722,715 million of loans and receivables, ￦650,947 million of available-for-sale financial assets, and ￦14,727 million of financial assets at fair value through profit or loss.

A financial asset is measured at amortized cost under K-IFRS No. 1109 if the asset is held by the Company to collect its contractual cash flows and the asset’s contractual cash flows represent solely payments of principal and interest. As of December 31, 2016, the Company has ￦3,722,715 million of loans and receivables measured at amortized cost.

A financial asset is measured at FVOCI under K-IFRS No. 1109 if the objective of the business model is achieved both by collecting contractual cash flows and selling financial assets; and the asset’s contractual cash flows represent solely payments of principal and interest. As of December 31, 2016, the Company has ￦2,930 million of debt instruments classified as available-for-sale financial assets.

29

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies, Continued

(26)	Standards issued but not yet effective, Continued

1)	K-IFRS 1109, Financial Instruments, Continued

i)	Classification and measurement of financial assets, Continued

Under K-IFRS No. 1109, equity instruments that are not held for trading may be irrevocably designated as FVOCI on initial recognition with no recycling of amounts from OCI to profit and loss. As of December 31, 2016, the Company has ￦648,017 million of available-for-sale equity instruments; and unrealized valuation gain from available-for-sale equity instruments amounting to ￦41,271 million is recycled from OCI to profit or loss during the year ended December 31, 2016.

All other financial assets are measured at FVTPL. As of December 31, 2016, the Company has ￦7,359 million of debt instrument designated as FVTPL using the fair value option.

ii)	Classification and measurement of financial liabilities

Under K-IFRS No. 1109, for the financial liabilities designated as FVTPL using the fair value option, the element of gains or losses attributable to changes in the own credit risk should normally be recognized in OCI, with the remainder recognized in profit or loss. These amounts recognized in OCI are not recycled to profit or loss even when the liability is derecognized. However, if presentation of the fair value change in respect of the liability’s credit risk in OCI results in or enlarges an accounting mismatch in profit or loss, gains and losses are entirely presented in profit or loss.

Adoption of K-IFRS 1109 may result in decrease in profit or loss, since the amount of fair value changes that is attributable to changes in the credit risk of the liability will be presented in OCI.

As of December 31, 2016, the Company’s total financial liability amounts to ￦9,918,433 million, among which the financial liabilities designated as FVTPL using fair value option amount to ￦59,600 million. Changes in fair value on financial liabilities designated as FVTPL using fair value option amounting to ￦4,018 million was recognized as loss during the year ended December 31, 2016.

iii)	Impairment: financial assets and contract assets

The current impairment requirements under K-IFRS No. 1039 are based on an ‘incurred loss model’, where the impairment exists if there is objective evidence as a result of one or more events that occurred after the initial recognition of an asset. However, K-IFRS No. 1109 replaces the incurred loss model in K-IFRS No. 1039 with an ‘expected credit loss model’ which applies to debt instruments measured at amortized cost or at fair value through other comprehensive income.

Under K-IFRS No. 1109, the Company should recognize a loss allowance or provision at an amount equal to 12-month expected credit losses or lifetime expected credit losses for financial assets determined by the extent of probable credit deterioration since initial recognition as explained below. Therefore, the new impairment requirements are expected to result in earlier recognition of credit losses compared to the incurred loss model of K-IFRS No. 1039.

30

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies, Continued

(26)	Standards issued but not yet effective, Continued

1)	K-IFRS No. 1109, Financial Instruments, Continued

iii)	Impairment: financial assets and contract assets, Continued

Stages (*1)		Loss allowances
Stage 1	No significant increase in credit risk since initial recognition(*2)	Loss allowances are determined for the amount of the expected credit losses that result from default events that are possible within 12 months after the reporting date.

Stage 2	Significant increase in credit risk since initial recognition	Loss allowances are determined for the amount of the expected credit losses that result from all possible default events over the expected life of the financial instrument.
Stage 3	Objective evidence of credit risk impairment

(*1)	Under K-IFRS No. 1115, Revenue from Contracts with Customers (see note 3 (26) (2)), for trade receivables and contract assets arising with no significant credit risk, loss allowances are recognized at an amount equal to lifetime expected credit losses. However, for trade receivables and contract assets with a significant financing component arising under K-IFRS No. 1115, the Company may choose as its accounting policy to recognize loss allowances at an amount equal to lifetime expected credit losses. In addition, for receivables under lease arrangement, the Company may choose to recognize loss allowances at an amount equal to lifetime expected credit losses.
(*2)	The Company may determine that a financial asset’s credit risk has not increased significantly if the asset has low credit risk at the reporting date.

K-IFRS No. 1109 allows the Company to only recognize the cumulative changes in lifetime expected credit losses since initial recognition as a loss allowance for purchased or originated credit-impaired financial assets at the reporting date. As of December 31, 2016, the Company has ￦3,722,715 million of debt instrument financial assets measured at amortized cost and ￦218,827 million as loss allowances for these assets.

iv)	Hedge accounting

K-IFRS No. 1109 maintains the mechanics of hedge accounting from those in K-IFRS No. 1039. However, K-IFRS No. 1109 replaces existing rule-based requirements under K-IFRS No. 1039 that are complex and difficult to apply with principle based requirement focusing more on the Company’s risk management purposes and procedures. Under K-IFRS No. 1109, more hedging instruments and hedged items are permitted and 80%-125% effectiveness requirement is removed.

By complying with the hedging rules in K-IFRS No. 1109, the Company may apply hedge accounting for transactions that currently do not meet the hedging criteria under K-IFRS No. 1039 thereby reducing volatility in profit or loss. As of December 31, 2016, the Company recognized the total amount of ￦2,372,464 million as hedged liabilities that applied hedge accounting and changes in fair value of cash flow hedge in the amount of ￦90,756 million was recognized in OCI for the year ended December 31, 2016.

31

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies, Continued

(26)	Standards issued but not yet effective, Continued

1)	K-IFRS No. 1109, Financial Instruments, Continued

iv)	Hedge accounting, Continued

Upon initial application of K-IFRS No. 1109, the Company may choose as its accounting policy to continue to apply hedge accounting requirements under K-IFRS No. 1039 instead of the requirements in K-IFRS No. 1109. The Company is still in the process of evaluating whether to make such accounting policy election upon adoption date.

2)	K-IFRS No. 1115, Revenue from Contracts with Customers

K-IFRS No. 1115, Revenue from Contracts with Customers, published on November 6, 2015 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. It replaces existing revenue recognition guidance, including K-IFRS No. 1018, Revenue, K-IFRS No. 1011, Construction Contracts, K-IFRS No. 2031, Revenue: Barter Transactions Involving Advertising Services, K-IFRS No. 2113, Customer Loyalty Programmes, K-IFRS No. 2115, Agreements for the Construction of Real Estate, and K-IFRS No. 2118, Transfers of Assets from Customers. The Company plans to adopt K-IFRS No. 1115 on January 1, 2018. In accordance with the requirements in K-IFRS No. 1008, Accounting Policies, Changes in Accounting Estimates and Errors, and the transition guidance in K-IFRS No. 1115, the Company is considering to adopt K-IFRS No. 1115 using the retrospective approach.

K-IFRS No. 1018 provides separate revenue recognition criteria by transaction type which include sale of goods, rendering of services, and use of entity assets by others yielding interest, royalties and dividends. However, K-IFRS No. 1115 introduces a five-step model for revenue recognition that focuses on the ‘transfer of control’ rather than the ‘transfer of risks and rewards’. The steps in five-step model are as follows:

•	identification of the contract with a customer;

•	identification of the performance obligations in the contract;

•	determination of the transaction price;

•	allocation of the transaction price to the performance obligations in the contract; and

•	recognition of revenue when (or as) the entity satisfies a performance obligation.

As of December 31, 2016, the Company has not yet changed its accounting process and internal controls related to revenue recognition.

32

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies, Continued

(26)	Standards issued but not yet effective, Continued

2)	K-IFRS No. 1115, Revenue from Contracts with Customers, Continued

The Company plans to change the accounting process and internal control and to assess the financial impact on its financial statements resulting from the adoption of K-IFRS No. 1115 by December 31, 2017. The impact of accounting changes on its financial statements that may arise from the adoption of K-IFRS No. 1115 is expected to include the following:

i)	Identification of the separate performance obligations in the contract

A substantial portion of the Company’s revenues are generated from provision of wireless telecommunications services. K-IFRS No. 1115 requires the Company to evaluate goods or services promised to customers to determine if they are performance obligations other than wireless telecommunications service that should be accounted for separately. The amount and timing of revenue recognition under K-IFRS No. 1105 may be different from those under K-IFRS No. 1018 depending on the conclusion over the existence of separately identifiable performance obligations and the timing of satisfying each performance obligation.

ii)	Allocate the transaction price to the separate performance obligations

In accordance with K-IFRS No. 1115, the Company should allocate the transaction price to each performance obligation in a contract in proportion to their stand-alone selling price. The Company plans to use adjusted market assessment method for estimating the stand-alone selling price. However, in some circumstances, ‘expected cost plus a margin’ approach will be used.

iii)	Incremental costs to acquire a contract

The Company has exclusive contracts with its sales agents to sell the Company’s wireless telecommunications services to subscribers. These agents receive commissions depending on the number of subscribers newly added and retained. The commissions paid to the agents constitute a significant portion of the Company’s operating expenses. Currently, the portion of these commissions that would not have been incurred if there have been no binding contracts with the subscribers are expensed.

Under K-IFRS 1115, incremental costs to acquire a contract and certain costs to fulfill a contract are capitalized and amortized over the period the goods and services are delivered. However, as a practical expedient, the Company plans to expense the incremental cost as incurred if the amortization period of the contract acquisition and fulfillment cost is considered to be not longer than one year.

33

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

4.	Restricted Deposits

Deposits which are restricted in use as of December 31, 2016 and 2015 are summarized as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Short-term financial instruments(*)	￦	89,000	79,000
Long-term financial instruments(*)		102	10,062

	￦	89,102	89,062

(*)	Financial instruments include charitable trust fund established by the Company where profits from the fund are donated to charitable institutions. As of December 31, 2016 the funds cannot be withdrawn before maturity.

5.	Trade and Other Receivables

(1)	Details of trade and other receivables as of December 31, 2016 and 2015 are as follows:

(In millions of won)	December 31, 2016
	Gross amount		Allowances for doubtful accounts	Carrying amount
Current assets:
Accounts receivable—trade	￦	1,713,531	(119,027)	1,594,504
Short-term loans		54,690	(547)	54,143
Accounts receivable—other		830,675	(58,105)	772,570
Accrued income		460	—	460

		2,599,356	(177,679)	2,421,677
Non-current assets:
Long-term loans		52,308	(41,148)	11,160
Accounts receivable—other		147,139	—	147,139
Guarantee deposits		173,287	—	173,287

		372,734	(41,148)	331,586

	￦	2,972,090	(218,827)	2,753,263

(In millions of won)	December 31, 2015
	Gross amount		Allowances for doubtful accounts	Carrying amount
Current assets:
Accounts receivable—trade	￦	1,654,575	(125,824)	1,528,751
Short-term loans		48,223	(482)	47,741
Accounts receivable—other		323,870	(59,129)	264,741
Accrued income		7,505	—	7,505

		2,034,173	(185,435)	1,848,738
Non-current assets:
Long-term loans		54,322	(19,242)	35,080
Guarantee deposits		166,656	—	166,656

		220,978	(19,242)	201,736

	￦	2,255,151	(204,677)	2,050,474

34

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

5.	Trade and Other Receivables, Continued

(2)	Changes in allowances for doubtful accounts of trade and other receivables for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Balance at January 1	￦	204,677	189,851
Bad debt expense		52,164	53,043
Write-offs		(56,128)	(58,003)
Collection of receivables previously written-off		18,114	19,786

Balance at December 31	￦	218,827	204,677

(3)	Details of overdue but not impaired, and impaired trade and other receivable as of December 31, 2016 and 2015 are as follows:

(In millions of won)	December 31, 2016			December 31, 2015
	Accounts receivable - trade		Other receivables	Accounts receivable - trade	Other receivables
Neither overdue nor impaired	￦	1,285,629	1,089,134	1,188,225	488,244
Overdue but not impaired		20,734	—	45,146	—
Impaired		407,168	169,425	421,204	112,332

		1,713,531	1,258,559	1,654,575	600,576
Allowances for doubtful accounts		(119,027)	(99,800)	(125,824)	(78,853)

	￦	1,594,504	1,158,759	1,528,751	521,723

The Company establishes allowances for doubtful accounts based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period, past customer default experience, customer credit status, and economic and industrial factors.

(4)	The aging of overdue but not impaired accounts receivable as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Less than 1 month	￦	1,717	5,550
1 ~ 3 months		1,890	9,507
3 ~ 6 months		4,637	6,583
More than 6 months		12,490	23,506

	￦	20,734	45,146

35

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

6.	Investment Securities

(1)	Details of short-term investment securities as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Beneficiary certificates(*)	￦	97,340	92,262

(*)	The income distributable in relation to beneficiary certificates as of December 31, 2016, were accounted for as accrued income.

(2)	Details of long-term investment securities as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Equity securities:
Marketable equity securities(*1)	￦	421,846	579,282
Unlisted equity securities(*2)		78,198	72,461
Equity investments(*2)		50,633	65,659

		550,677	717,402
Debt securities:
Investment bonds(*3)		10,289	9,103

	￦	560,966	726,505

(*1)	The Company recognized gain on disposal amounting to ￦138,779 million as the Company disposed its entire marketable equity securities of POSCO Co., Ltd. for ￦305,110 million of cash during the year ended December 31, 2016.
(*2)	Unlisted equity securities and equity investments whose fair value cannot be measured reliably are recorded at cost.
(*3)	The Company classified the convertible bonds of IRIVER LIMITED, amounting to ￦7,359 million, as financial assets at fair value through profit or loss and the changes in the difference between carrying amount and fair value was accounted for as gain or loss relating to financial assets at fair value through profit or loss.

36

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

7.	Investments in Subsidiaries, Associates and Joint ventures

(1)	Investments in subsidiaries, associates and joint ventures as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Investments in subsidiaries	￦	4,345,956	4,469,997
Investments in associates and joint ventures		4,380,582	4,340,551

	￦	8,726,538	8,810,548

(2)	Details of investments in subsidiaries as of December 31, 2016 and 2015 are as follows:

(In millions of won)	December 31, 2016				December 31, 2015
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
SK Telink Co., Ltd.(*1)	1,302,239	85.9	￦	208,707	144,740
SK Broadband Co., Ltd.(*2)	298,460,212	100.0		1,870,582	1,870,582
SK Communications Co., Ltd.(*3)	28,029,945	64.5		82,857	151,934
PS&Marketing Corporation	66,000,000	100.0		313,934	313,934
SERVICEACE Co., Ltd.	4,385,400	100.0		21,927	21,927
SERVICE TOP Co., Ltd.	2,856,200	100.0		14,281	14,281
Network O&S Co., Ltd.	3,000,000	100.0		15,000	15,000
SK Planet Co., Ltd.(*4,5,6)	57,338,266	98.1		1,298,237	1,520,206
Neosnetworks Co., Ltd.(*1)	—	—		—	63,967
IRIVER LIMITED	15,202,039	48.9		54,503	54,503
SK Telecom China Holdings Co., Ltd.	—	100.0		38,652	38,652
SKT Vietnam PTE. Ltd.	180,476,700	73.3		2,364	2,364
SKT Americas, Inc.(*7)	122	100.0		45,701	93,319
YTK Investment Ltd.	—	100.0		18,693	18,693
Atlas Investment	—	100.0		82,684	78,618
SK Global Healthcare Business Group Ltd.	—	100.0		39,649	39,649
Entrix Co., Ltd.	4,157,000	100.0		27,628	27,628
SK techx Co., Ltd.(*4)	6,323,905	100.0		128,371	—
One Store Co., Ltd.(*4)	10,409,600	65.5		82,186	—

			￦	4,345,956	4,469,997

37

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

7.	Investments in Subsidiaries, Associates and Joint ventures, Continued

(2)	Details of investments in subsidiaries as of December 31, 2016 and 2015 are as follows, Continued:

(*1)	During the year ended December 31, 2016, the Company acquired 219,967 shares of SK Telink Co., Ltd. in return for the transfer of 408,435 shares of Neosnetworks Co., Ltd. to SK Telink Co., Ltd., as contribution in kind.
(*2)	On November 2, 2015, the board of directors of the Company entered into a share purchase agreement to acquire 30%(23,234,060 shares) of the issued and outstanding common shares of CJ Hello Vision Co., Ltd. (“CJ Hello Vision”) from CJ O Shopping Co., Ltd. (“CJ O Shopping”) for an aggregate purchase price of ￦500,000 million. The agreement stated government’s approval as prerequisite.

On November 2, 2015, the board of directors of SK Broadband Co., Ltd. (“SK Broadband”), a subsidiary of the Company, approved the merger of SK Broadband into CJ Hello Vision, and then SK Broadband entered into a merger agreement with CJ Hello Vision with government’s approval as prerequisite.

After the announcement of disapproval of proposed takeover of CJ Hello Vision by the Fair Trade Commission (FTC) on July 18, 2016, the Company announced the revocation of share purchase agreement with CJ O Shopping while SK Broadband withdrew from merger agreement with CJ Hello vision on July 25, 2016 as execution of the share purchase agreement with CJ O Shopping and merger agreement between SK Broadband and CJ Hello Vision became objectively impossible.

(*3)	On November 24, 2016, the board of directors of the Company resolved to acquire the shares of SK Communications Co., Ltd. held by all of the other shareholders of SK Communications Co., Ltd. on February 7, 2017 at ￦2,814 per share in cash.

On November 24, 2016, the extraordinary meeting of shareholders of the SK Communications Co., Ltd. approved the sales of shares and its voluntary delisting of SK Communication Co., Ltd.’s ordinary shares from KOSDAQ market of Korea Exchange.

During the year ended December 31, 2016, the Company recognized the difference between the carrying amount and fair value amounting to ￦69,077 million as an impairment loss.

(*4)	During the year ended December 31, 2016, SK techx Co., Ltd. and One Store Co., Ltd. were established by spin-offs of platform service division and T-store service division from SK Planet Co., Ltd, respectively. In connection with the spin-offs, the Company exchanged 12,323,905 shares of SK Planet Co., Ltd. for 6,323,905 shares of SK techx Co., Ltd. and 6,000,000 shares of One Store Co., Ltd. The Company additionally acquired 4,409,600 shares of One Store Co., Ltd. for ￦22,048 million by participating in capital increase. The Company has 65.5% of ownership on One Store Co., Ltd. as a result of unparticipated disproportionate capital increase by One Store Co., Ltd.
(*5)	During the year ended December 31, 2016, the Company acquired Location Based Service(LBS) division and mobile phone verification services business, spun-off from SK Planet Co., Ltd., in order to strengthen the platform business capabilities. Since this is considered a business combination of entities under common control, the Company succeeded the assets and liabilities at the acquiree’s carrying amounts and recognized the difference between the carrying amount of 1,547,516 shares of SK Planet Co., Ltd., which were retired, and the net assets acquired in capital surplus and others.

38

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

7.	Investments in Subsidiaries, Associates and Joint ventures, Continued

(2)	Details of investments in subsidiaries as of December 31, 2016 and 2015 are as follows, Continued

(*6)	The ownership interest reduced due to the shares issued to employee stock ownership association by SK Planet Co., Ltd. during the year ended December 31, 2016.
(*7)	￦47,618 million of impairment loss was recognized during the year ended December 31, 2016.

(3)	Details of investments in associates and joint ventures as of December 31, 2016 and 2015 are as follows:

(In millions of won, except for share data)
	December 31, 2016				December 31, 2015
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
Investments in associates:
SK China Company Ltd.(*1)	720,000	9.6	￦	47,830	47,830
HappyNarae Co., Ltd.	680,000	42.5		12,250	12,250
Korea IT Fund(*2)	190	63.3		220,957	220,957
Wave City Development Co., Ltd.(*1)	393,460	19.1		1,532	1,532
KEB HanaCard Co., Ltd.(*1)	39,902,323	15.0		253,739	253,739
Daehan Kanggun BcN Co., Ltd.(*3)	1,675,124	29.0		353	8,340
NanoEnTek, Inc.	6,960,445	28.5		47,958	47,958
SK Industrial Development China Co., Ltd.	72,952,360	21.0		83,691	83,691
SK Technology Innovation Company	14,700	49.0		45,864	45,864
SK hynix Inc.	146,100,000	20.1		3,374,725	3,374,725
SK MENA Investment B.V.	9,772,686	32.1		14,485	14,485
SK Latin America Investment S.A.	9,448,937	32.1		14,243	14,243
SKY Property Mgmt. Ltd.	12,639	33.0		145,656	145,656
SK Wyverns Baseball Club Co., Ltd. and others	—	—		81,823	69,281

			￦	4,345,106	4,340,551

Investment in joint venture:
Finnq Co. Ltd.(*4)	4,900,000	49.0	￦	24,580	—
12CM GLOBAL PTE. LTD.(*5)	1,007,143	62.7		10,896	—

				35,476	—

			￦	4,380,582	4,340,551

(*1)	These investments were classified as investments in associates as the Company can exercise significant influence through its right to appoint the members of board of directors even though the Company has less than 20% of equity interests.
(*2)	Investment in Korea IT Fund was classified as investment in associates as the Company does not have control over Korea IT Fund under the contractual agreement.
(*3)	￦7,987 million of impairment loss was recognized during the year ended December 31, 2016.

39

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

7.	Investments in Subsidiaries, Associates and Joint ventures, Continued

(3)	Details of investments in associates and joint ventures as of December 31, 2016 and 2015 are as follows, Continued:

(*4)	Investment in Finnq Co. Ltd., a company newly established and changed its name from HanaSK Fintech Co., Ltd. to Finnq Co. Ltd. during the year ended December 31, 2016 was classified as investment in joint venture as the Company has joint control pursuant to the agreement with the other shareholder.
(*5)	The Company acquired 62.7% of equity interests in 12CM GLOBAL PTE. LTD. during the year ended December 31, 2016. Investment in 12CM GLOBAL PTE. LTD. was classified as investment in joint venture as the Company has joint control pursuant to the agreement with the other shareholder.

(4)	The market price of investments in listed subsidiaries as of December 31, 2016 and 2015 are as follows:

(In millions of won, except for share data)
	December 31, 2016				December 31, 2015
	Market value per share (in won)		Number of shares	Fair value	Market value per share (in won)	Number of shares	Fair value
IRIVER LIMITED	￦	5,400	15,202,039	82,091	5,400	15,202,039	82,091
SK Communications Co., Ltd.		2,780	28,029,945	77,923	4,390	28,029,945	123,051

40

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

8.	Property and Equipment

(1)	Property and equipment as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016
	Acquisition cost		Accumulated depreciation	Carrying amount
Land	￦	506,786	—	506,786
Buildings		1,091,448	(534,427)	557,021
Structures		809,876	(452,811)	357,065
Machinery		22,251,666	(17,469,681)	4,781,985
Other		1,442,398	(949,988)	492,410
Construction in progress		603,272	—	603,272

	￦	26,705,446	(19,406,907)	7,298,539

(In millions of won)
	December 31, 2015
	Acquisition cost		Accumulated depreciation	Carrying amount
Land	￦	494,359	—	494,359
Buildings		1,057,079	(499,147)	557,932
Structures		761,135	(418,724)	342,411
Machinery		21,615,450	(16,393,427)	5,222,023
Other		1,269,423	(867,171)	402,252
Construction in progress		423,303	—	423,303

	￦	25,620,749	(18,178,469)	7,442,280

(2)	Changes in property and equipment for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016
	Beginning balance		Acquisition	Disposal	Reclassification(*1)	Depreciation	Others(*2)	Ending balance
Land	￦	494,359	2,456	(3,408)	13,379	—	—	506,786
Buildings		557,932	4,336	(8,935)	39,576	(35,888)	—	557,021
Structures		342,411	33,655	(33)	15,144	(34,112)	—	357,065
Machinery		5,222,023	205,285	(35,593)	1,008,626	(1,620,968)	2,612	4,781,985
Other		402,252	777,971	(4,446)	(570,758)	(112,953)	344	492,410
Construction in progress		423,303	821,308	(6,848)	(637,930)	—	3,439	603,272

	￦	7,442,280	1,845,011	(59,263)	(131,963)	(1,803,921)	6,395	7,298,539

(*1)	Includes reclassification to intangible assets.
(*2)	Composed of property and equipment acquired in connection with business combination.

41

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

8.	Property and Equipment, Continued

(2)	Changes in property and equipment for the years ended December 31, 2016 and 2015 are as follows, Continued:

(In millions of won)
	2015
	Beginning balance		Acquisition	Disposal	Reclassification	Depreciation	Ending balance
Land	￦	448,255	5,258	(334)	41,180	—	494,359
Buildings		568,874	2,332	(4,132)	25,878	(35,020)	557,932
Structures		350,915	9,776	(57)	16,105	(34,328)	342,411
Machinery		5,277,929	202,729	(15,616)	1,377,106	(1,620,125)	5,222,023
Other		430,478	753,606	(14,225)	(654,282)	(113,325)	402,252
Construction in progress		629,455	821,781	(1,011)	(1,026,922)	—	423,303

	￦	7,705,906	1,795,482	(35,375)	(220,935)	(1,802,798)	7,442,280

9.	Goodwill

Goodwill as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Goodwill related to acquisition of Shinsegi Telecom, Inc.	￦	1,306,236	1,306,236

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 4.9% to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of 0.3% was applied for the cash flows expected to be incurred after five years and is not expected to exceed the Company’s long-term wireless telecommunication business growth rate. Management of the Company does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to reasonably possible changes from the major assumptions used to estimate the recoverable amount.

42

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

10.	Intangible Assets

(1)	Intangible assets as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016
	Acquisition cost		Accumulated amortization	Accumulated impairment	Carrying amount
Frequency usage rights	￦	4,843,955	(2,263,127)	—	2,580,828
Land usage rights		45,385	(37,026)	—	8,359
Industrial rights		49,566	(35,874)	—	13,692
Development costs		98,866	(98,866)	—	—
Facility usage rights		50,780	(34,521)	—	16,259
Club memberships(*1)		78,723	—	(34,739)	43,984
Other(*2)		2,429,094	(1,816,553)	—	612,541

	￦	7,596,369	(4,285,967)	(34,739)	3,275,663

(In millions of won)
	December 31, 2015
	Acquisition cost		Accumulated amortization	Accumulated impairment	Carrying amount
Frequency usage rights	￦	3,033,879	(1,930,362)	—	1,103,517
Land usage rights		45,111	(33,416)	—	11,695
Industrial rights		43,208	(31,380)	—	11,828
Development costs		99,084	(99,084)	—	—
Facility usage rights		48,717	(32,231)	—	16,486
Club memberships(*1)		82,017	—	(20,505)	61,512
Other(*2)		2,142,050	(1,581,019)	—	561,031

	￦	5,494,066	(3,707,492)	(20,505)	1,766,069

(*1)	Club memberships are classified as intangible assets with indefinite useful life and are not amortized.
(*2)	Other intangible assets primarily consist of computer software and usage rights to a research facility which the Company built and donated, and the Company is given rights-to-use for a definite number of years in turn.

43

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

10.	Intangible Assets, Continued

(2)	Details of the changes in intangible assets for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016
	Beginning balance		Acquisition	Disposal	Reclassification(*2)	Amortization	Others(*3)	Impairment	Ending balance
Frequency usage rights(*1)	￦	1,103,517	1,810,076	—	—	(332,765)	—	—	2,580,828
Land usage rights		11,695	1,041	(100)	—	(4,277)	—	—	8,359
Industrial rights		11,828	6,019	(122)	—	(4,235)	202	—	13,692
Facility usage rights		16,486	2,181	(50)	231	(2,589)	—	—	16,259
Club memberships (*4)		61,512	118	(1,397)	—	—	—	(16,249)	43,984
Other		561,031	96,212	(7,546)	144,140	(206,972)	25,676	—	612,541

	￦	1,766,069	1,915,647	(9,215)	144,371	(550,838)	25,878	(16,249)	3,275,663

(*1)	During the year ended December 31, 2016, the Company acquired the frequency right for bandwidth blocs in the 2.6 GHz band for ￦1,330,100 million at the spectrum auction held by the Ministry of Science, ICT and Future Planning (MSIP) of Korea and made the initial payment in accordance with the terms of the agreement in August 2016. The remaining consideration will be paid on an annual installment basis for 10 years from August 2016. In addition, the Company extended frequency usage rights for 2.1 GHz band for ￦568,500 million with the initial payment made to MSIP during the year ended December 31, 2016. The remaining consideration will be paid on an annual installment basis for 5 years from December 2016.
(*2)	Includes reclassification from advance payments and property and equipment.
(*3)	Composed of intangible assets acquired in connection with business combination.
(*4)	The Company recognized the difference between recoverable amount and the carrying amount of club memberships amounting to ￦16,249 million as impairment loss for the year ended December 31, 2016.

44

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

10.	Intangible Assets, Continued

(2)	Details of the changes in intangible assets for the years ended December 31, 2016 and 2015 are as follows, Continued:

(In millions of won)
	2015
	Beginning balance		Acquisition	Disposal	Reclassification	Amortization	Impairment	Ending balance
Frequency usage rights	￦	1,384,044	—	—	—	(280,527)	—	1,103,517
Land usage rights		14,016	2,484	(3)	—	(4,802)	—	11,695
Industrial rights		10,583	5,441	(2)	—	(4,194)	—	11,828
Facility usage rights		15,843	2,071	(23)	1,179	(2,584)	—	16,486
Club memberships(*)		63,465	62	—	—	—	(2,015)	61,512
Other		440,218	67,772	(129)	238,171	(185,001)	—	561,031

	￦	1,928,169	77,830	(157)	239,350	(477,108)	(2,015)	1,766,069

(*)	The Company recognized the difference between recoverable amount and the carrying amount of club memberships, amounting to ￦2,015 million as impairment loss for the year ended December 31, 2015.

(3)	Research and development expenditures recognized as expense for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
Research and development costs expensed as incurred	￦	274,230	247,461

(4)	The carrying amount and residual useful lives of frequency usage rights as of December 31, 2016 are as follows, all of which are depreciated on a straight-line basis:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
800MHz license	￦	182,448	Frequency usage rights relating to CDMA and LTE service	Jul. 2011	Jun. 2021
1.8GHz license		628,100	Frequency usage rights relating to LTE service	Sept. 2013	Dec. 2021
WiBro license		5,306	WiBro service	Mar. 2012	Mar. 2019
2.6GHz license		1,214,190	Frequency usage rights relating to LTE service	Sept. 2016	Dec. 2026
2.1GHz license		550,784	Frequency usage rights relating to W-CDMA and LTE service	Dec. 2016	Dec. 2021

	￦	2,580,828

45

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

11.	Borrowings and Debentures

(1)	There are no short-term borrowings as of December 31, 2016. Short-term borrowings as of December 31, 2015 are as follows:

(In millions of won)
Lender	Annual interest rate (%)	Maturity	December 31, 2015
Kookmin Bank	2.47	Jan. 21, 2016	￦	40,000
Commercial Papers	1.84	Jan. 14, 2016		190,000

			￦	230,000

(2)	Long-term borrowings as of December 31, 2016 and 2015 are as follows:

(In millions of won and thousands of U.S. dollars)
Lender	Annual interest rate (%)	Maturity	December 31, 2016		December 31, 2015
Export Kreditnamnden(*)	1.70	Apr. 29, 2022	￦	76,493	87,685
				(USD 63,296)	(USD 74,817)

Less present value discount				(1,586)	(2,124)

				74,907	85,561
Less current installments				(13,491)	(13,007)

			￦	61,416	72,554

(*)	Prior to 2015, the Company obtained long-term borrowings from Export Kreditnamnden, an export credit agency. The long-term borrowings are to be repaid by installments on an annual basis from 2014 to 2022.

46

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

11.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2016 and 2015 are as follows:

(In millions of won, thousands of U.S. dollars, and thousands of other currencies)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2016		December 31, 2015
Unsecured private bonds	Refinancing fund	2016	5.00	￦	—	200,000
Unsecured private bonds	Other fund	2018	5.00		200,000	200,000
Unsecured private bonds		2016	5.54		—	40,000
Unsecured private bonds		2016	5.92		—	230,000
Unsecured private bonds	Operating fund	2016	3.95		—	110,000
Unsecured private bonds		2021	4.22		190,000	190,000
Unsecured private bonds	Operating and refinancing fund	2019	3.24		170,000	170,000
Unsecured private bonds		2022	3.30		140,000	140,000
Unsecured private bonds		2032	3.45		90,000	90,000
Unsecured private bonds	Operating fund	2023	3.03		230,000	230,000
Unsecured private bonds		2033	3.22		130,000	130,000
Unsecured private bonds		2019	3.30		50,000	50,000
Unsecured private bonds		2024	3.64		150,000	150,000
Unsecured private bonds(*1)		2029	4.72		59,600	54,695
Unsecured private bonds	Refinancing fund	2019	2.53		160,000	160,000
Unsecured private bonds		2021	2.66		150,000	150,000
Unsecured private bonds		2024	2.82		190,000	190,000
Unsecured private bonds	Operating and refinancing fund	2022	2.40		100,000	100,000
Unsecured private bonds		2025	2.49		150,000	150,000
Unsecured private bonds		2030	2.61		50,000	50,000
Unsecured private bonds	Operating fund	2018	1.89		90,000	90,000
Unsecured private bonds		2025	2.66		70,000	70,000
Unsecured private bonds		2030	2.82		90,000	90,000
Unsecured private bonds(*1,2)		2030	3.40		—	50,485
Unsecured private bonds	Operating and refinancing fund	2018	2.07		80,000	80,000
Unsecured private bonds		2025	2.55		100,000	100,000
Unsecured private bonds		2035	2.75		70,000	70,000
Unsecured private bonds(*1,2)		2030	3.10		—	50,524
Unsecured private bonds	Operating fund	2019	1.65		70,000	—
Unsecured private bonds		2021	1.80		100,000	—
Unsecured private bonds		2026	2.08		90,000	—
Unsecured private bonds		2036	2.24		80,000	—
Unsecured private bonds		2019	1.62		50,000	—
Unsecured private bonds		2021	1.71		50,000	—
Unsecured private bonds		2026	1.97		120,000	—
Unsecured private bonds		2031	2.17		50,000	—

47

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

11.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2016 and 2015 are as follows, Continued:

(In millions of won, thousands of U.S. dollars, and thousands of other currencies)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2016		December 31, 2015
Unsecured global bonds	Operating fund	2027	6.63		483,400	468,800
					(USD 400,000)	(USD 400,000)
Unsecured private Swiss bonds		2017	1.75		354,399	355,617
					(CHF 300,000)	(CHF 300,000)
Unsecured global bonds		2018	2.13		845,950	820,400
					(USD 700,000)	(USD 700,000)
Unsecured private Australian bonds		2017	4.75		261,615	255,930
					(AUD 300,000)	(AUD 300,000)
Floating rate notes (*3)		2020	3M Libor + 0.88		362,550	351,600
					(USD 300,000)	(USD 300,000)

					5,627,514	5,638,051
Less discounts on bonds					(21,070)	(24,926)

					5,606,444	5,613,125
Less current installments of bonds					(615,377)	(579,630)

				￦	4,991,067	5,033,495

(*1)	The Company eliminated a measurement inconsistency of accounting profit or loss between the bonds and related derivatives by designating the structured bonds as financial liabilities at fair value through profit or loss.

The carrying amount of financial liabilities designated at fair value through profit or loss exceeds the principal amount required to pay at maturity by ￦9,600 million as of December 31, 2016.

(*2)	The principal amount and the fair value of the structured bonds that were designated as financial liabilities at fair value through profit or loss as of December 31, 2015 were ￦100,000 million and ￦101,009 million, respectively. The bonds were early redeemed during the year ended December 31, 2016.
(*3)	As of December 31, 2016, 3M LIBOR rate is 1.00%.

48

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

12.	Long-term Payables - Other

(1)	As of December 31, 2016 and 2015, details of long-term payables—other which consist of payables related to the acquisition of frequency usage rights are as follows (See Note 10):

(In millions of won)
	December 31, 2016		December 31, 2015
Long-term payables - other	￦	2,013,122	709,888

Present value discount on long-term payables – other		(108,406)	(38,739)

		1,904,716	671,149
Less current installments of long-term payables – other		(301,773)	(120,185)

Carrying amount at December 31	￦	1,602,943	550,964

(2)	The repayment schedule of the principal amount of long-term payables – other related to acquisition of frequency usage rights as of December 31, 2016 is as follows:

(In millions of won)
	Amount
Less than 1 year	￦	302,867
1~3 years		605,734
3~5 years		605,734
More than 5 years		498,787

	￦	2,013,122

49

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

13.	Provisions

Changes in provisions for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	For the year ended December 31, 2016						As of December 31, 2016
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non- current
Provision for installment of handset subsidy	￦	5,670	37,530	(18,490)	—	24,710	19,939	4,771
Provision for restoration		50,459	4,280	(804)	(913)	53,022	36,300	16,722
Emission allowance		1,477	1,480	(169)	—	2,788	2,788	—

	￦	57,606	43,290	(19,463)	(913)	80,520	59,027	21,493

(In millions of won)
	For the year ended December 31, 2015						As of December 31, 2015
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non- current
Provision for installment of handset subsidy	￦	26,799	1,641	(5,004)	(17,766)	5,670	2,232	3,438
Provision for restoration		51,333	5,220	(962)	(5,132)	50,459	33,842	16,617
Emission allowance		—	1,477	—	—	1,477	1,477	—

	￦	78,132	8,338	(5,966)	(22,898)	57,606	37,551	20,055

The Company has provided handset subsidy to subscribers who purchase wireless telecommunication services from the Company and recognized a provision for subsidy amounts which the Company has obligations to pay in future periods.

50

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

14.	Defined Benefit Liabilities(Assets)

(1)	Details of defined benefit liabilities(assets) as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Present value of defined benefit obligations	￦	240,289	212,139
Fair value of plan assets		(265,076)	(208,133)

	￦	(24,787)	4,006

(2)	Principal actuarial assumptions as of December 31, 2016 and 2015 are as follows:

	December 31, 2016	December 31, 2015
Discount rate for defined benefit obligations	2.62%	2.57%
Expected rate of salary increase	3.72%	3.58%

Discount rate for defined benefit obligation is determined based on yield rate of high-quality corporate bonds with similar maturities for estimated payment term of defined benefit obligation. Expected rate of salary increase is determined based on the Company’s historical promotion index, inflation rate and salary increase ratio.

(3)	Changes in defined benefit obligations for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)	For the year ended December 31
	2016		2015
Beginning balance	￦	212,139	195,130
Current service cost		37,682	34,933
Interest cost		5,757	5,391
Remeasurement
- Demographic assumption		—	2,118
- Financial assumption		375	2,843
- Adjustment based on experience		7,091	(1,643)
Benefit paid		(17,896)	(29,795)
Others(*)		(4,859)	3,162

Ending balance	￦	240,289	212,139

(*)	Others for the years ended December 31, 2016 and 2015 include the changes in liabilities due to transfer of executives to or from affiliates.

51

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

14.	Defined Benefit Liabilities(Assets), Continued

(4)	Changes in plan assets for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Beginning balance	￦	208,133	179,575
Interest income		5,378	4,944
Remeasurement		(6,147)	3,826
Contributions		60,000	47,000
Benefit paid		(5,040)	(27,212)
Others		2,752	—

Ending balance	￦	265,076	208,133

The Company expects to make a contribution of ￦44,300 million to the defined benefit plans in 2017.

(5)	Total amount of expenses recognized in profit and loss (included in labor in the statement of income) and capitalized into construction-in-progress for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Current service cost	￦	37,682	34,933
Net interest cost		379	447

	￦	38,061	35,380

The above costs are recognized in labor, research and development, or capitalized into construction-in-progress.

(6)	Details of plan assets as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Equity instruments	￦	7,903	402
Debt instruments		68,545	71,892
Short-term financial instruments, etc.		188,628	135,839

	￦	265,076	208,133

52

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

14.	Defined Benefit Liabilities(Assets), Continued

(7)	As of December 31, 2016, effects on defined benefit obligations if each of significant actuarial assumptions changes within expectable and reasonable range are as follows:

(In millions of won)
	Increase		Decrease
Discount rate (if changed by 0.5%)	￦	(8,834)	9,413
Expected salary increase rate (if changed by 0.5%)		9,486	(8,982)

The sensitivity analysis does not consider dispersion of all cash flows that are expected from the plan and provides approximate values of sensitivity for the assumptions used.

Weighted average durations of defined benefit obligations as of December 31, 2016 and 2015 are 9.04 years and 9.21 years, respectively.

15.	Derivative Instruments

(1)	Currency and interest rate swap contracts under cash flow hedge accounting as of December 31, 2016 are as follows:

Borrowing date	Hedging Instrument (Hedged item)	Hedged risk	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	Foreign currency risk	Morgan Stanley and five other banks	Jul. 20, 2007 ~ Jul. 20, 2027
Jun. 12, 2012	Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000)	Foreign currency risk	Citibank and four other banks	Jun. 12, 2012 ~ Jun.12, 2017
Nov. 1, 2012	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 700,000)	Foreign currency risk	Standard Chartered and eight other banks	Nov. 1, 2012 ~ May 1, 2018
Jan. 17, 2013	Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000)	Foreign currency risk	BNP Paribas and two other banks	Jan. 17, 2013 ~ Nov. 17, 2017
Mar. 7, 2013	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk and interest rate risk	DBS bank	Mar. 7, 2013 ~ Mar. 7, 2020
Dec. 16, 2013	Fixed-to-fixed cross currency (U.S. dollar borrowing amounting to USD 63,296)	Foreign currency risk	Deutsche bank	Dec.16, 2013 ~ Apr. 29, 2022

53

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

15.	Derivative Instruments, Continued

(2)	As of December 31, 2016, details of fair values of the above derivatives recorded in assets or liabilities are as follows:

(In millions of won and thousands of foreign currencies)
	Fair value
	Cash flow hedge
Hedged item	Accumulated gain (loss) on valuation of derivatives		Tax effect	Accumulated foreign currency translations (gain)loss	Others (*)	Held for trading	Total
Non-current assets:
Structured bond (face value of KRW 50,000)	￦	—	—	—	—	7,368		7,368
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)		(61,846)	(19,745)	25,594	129,806	—		73,809
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 700,000)		(16,070)	(5,132)	82,207	—	—		61,005
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)		(5,714)	(1,824)	37,363	—	—		29,825
Fixed-to-fixed long-term borrowings (U.S. dollar borrowing amounting to USD 63,296)		(3,859)	(1,232)	9,549	—	—		4,458

Total assets							￦	176,465

Current liabilities:
Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000)	￦	(4,376)	(1,397)	(9,068)	—	—		(14,841)
Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000)		1,109	354	(73,572)	—	—		(72,109)

Total liabilities							￦	(86,950)

(*)	Cash flow hedge accounting has been applied to the relevant contracts from May 12, 2010. Others represent gain on valuation of currency swap recognized in profit or loss prior to May 12, 2010.

54

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

16.	Share Capital and Capital Surplus and Others

The Company’s outstanding share capital consists entirely of common stock with a par value of ￦500. The number of authorized, issued and outstanding common shares and the details of capital surplus and others as of December 31, 2016 and 2015 are as follows:

(In millions of won, except for share data)
	December 31, 2016		December 31, 2015
Number of authorized shares		220,000,000	220,000,000
Number of issued shares(*)		80,745,711	80,745,711
Share capital
Common stock	￦	44,639	44,639
Capital surplus and others:
Paid-in surplus		2,915,887	2,915,887
Treasury shares (Note 17)		(2,260,626)	(2,260,626)
Hybrid bonds (Note 18)		398,518	398,518
Others		(682,298)	(684,333)

	￦	371,481	369,446

(*)	Prior to 2015, the Company retired shares of treasury shares which reduced its retained earnings before appropriation. As a result, the Company’s outstanding shares have decreased without change in share capital.

There were no changes in share capital during the years ended December 31, 2016 and 2015 and details of shares outstanding as of December 31, 2016 and 2015 are as follows:

(In shares)	2016			2015
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Beginning	80,745,711	10,136,551	70,609,160	80,745,711	9,809,375	70,936,336
Disposal of treasury shares	—	—	—	—	(1,692,824)	1,692,824
Acquisition of treasury shares	—	—	—	—	2,020,000	(2,020,000)

Ending	80,745,711	10,136,551	70,609,160	80,745,711	10,136,551	70,609,160

55

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

17.	Treasury Shares

The Company acquired treasury shares to provide stock dividends, merge with Shinsegi Telecom, Inc. and SK IMT Co, Ltd., increase shareholder value and stabilize its stock prices.

Treasury shares as of December 31, 2016 and 2015 are as follows:

(In millions of won, shares)
	December 31, 2016		December 31, 2015
Number of shares		10,136,551	10,136,551
Acquisition cost	￦	2,260,626	2,260,626

18.	Hybrid Bonds

Hybrid bonds classified as equity as of December 31, 2016 are as follows:

(In millions of won)
	Type	Issuance date	Maturity(*1)	Annual interest rate(%)(*2)	Amount
Private hybrid bonds	Unsecured subordinated bearer bond	June 7, 2013	June 7, 2073	4.21	￦	400,000
Issuance costs						(1,482)

					￦	398,518

Hybrid bonds issued by the Company are classified as equity as there is no contractual obligation for delivery of financial assets to the bond holders. These are subordinated bonds which rank before common stocks in the event of a liquidation or reorganization of the Company.

(*1)	The Company has a right to extend the maturity under the same terms at issuance without any notice or announcement. The Company also has the right to defer interest payment at its sole discretion.

(*2)	Annual interest rate is calculated as yield rate of 5 year national bonds plus premium. According to the step-up clause, additional premium of 0.25% and 0.75%, respectively, after 10 years and 25 years from the issuance date are applied.

56

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

19.	Retained Earnings

(1)	Retained earnings as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Appropriated:
Legal reserve	￦	22,320	22,320
Reserve for research & manpower development		60,001	87,301
Reserve for business expansion		9,871,138	9,671,138
Reserve for technology development		2,826,300	2,616,300

		12,779,759	12,397,059
Unappropriated		1,122,868	1,021,544

	￦	13,902,627	13,418,603

(2)	Legal reserve

The Korean Commercial Act requires the Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

57

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

20.	Statements of Appropriation of Retained Earnings

Details of statements of appropriation of retained earnings for the years ended December 31, 2016 and 2015 are as follows:

Date of appropriation for 2016: March 24, 2017

Date of appropriation for 2015: March 18, 2016

(In millions of won)
	2016		2015
Unappropriated retained earnings:
Unappropriated retained earnings	￦	3,362	3,866
Remeasurement of defined benefit liabilities		(10,319)	386
Interim dividends – 2016:
￦1,000 per share, 200% on par value
2015:
￦1,000 per share, 200% on par value		(70,609)	(72,629)
Interest on hybrid bonds		(16,840)	(16,840)
Profit for the year		1,217,274	1,106,761

		1,122,868	1,021,544

Transfer from voluntary reserves:
Reserve for research and manpower development		60,001	27,300

Appropriation of retained earnings:
Reserve for business expansion		300,000	200,000
Reserve for technology development		245,000	210,000
Cash dividends – 2016:
￦9,000 per share, 1,800% on par value
2015:
￦9,000 per share, 1,800% on par value		635,482	635,482

		1,180,482	1,045,482

Unappropriated retained earnings to be carried over to subsequent year	￦	2,387	3,362

58

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

21.	Reserves

(1)	Details of reserves, net of taxes, as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Valuation gain on available-for-sale financial assets	￦	28,963	23,578
Valuation loss on derivatives		(90,756)	(76,806)

	￦	(61,793)	(53,228)

(2)	Changes in reserves for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)	2016
	Valuation gain (loss) on available-for-sale financial assets		Valuation loss on derivatives	Total
Balance at January 1, 2016	￦	23,578	(76,806)	(53,228)
Changes, net of taxes		5,385	(13,950)	(8,565)

Balance at December 31, 2016	￦	28,963	(90,756)	(61,793)

(In millions of won)	2015
	Valuation gain (loss) on available-for-sale financial assets		Valuation gain (loss) on derivatives	Total
Balance at January 1, 2015	￦	145,106	(78,208)	66,898
Changes, net of taxes		(121,528)	1,402	(120,126)

Balance at December 31, 2015	￦	23,578	(76,806)	(53,228)

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

21.	Reserves, Continued

(3)	Changes in valuation gain on available-for-sale financial assets for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Balance at January 1	￦	23,578	145,106
Amount recognized as other comprehensive income (loss) during the year, net of taxes		36,668	(121,097)
Amount reclassified through profit or loss, net of taxes		(31,283)	(431)

Balance at December 31	￦	28,963	23,578

(4)	Changes in valuation loss on derivatives for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Balance at January 1	￦	(76,806)	(78,208)
Amount recognized as other comprehensive income (loss) during the year, net of taxes		(12,945)	1,787
Amount reclassified through profit or loss, net of taxes		(1,005)	(385)

Balance at December 31	￦	(90,756)	(76,806)

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

22.	Other Operating Expenses

Details of other operating expenses for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Other Operating Expenses:
Communication	￦	28,526	33,977
Utilities		210,007	204,394
Taxes and dues		21,678	21,985
Repair		217,205	208,418
Research and development		274,230	247,461
Training		22,359	26,579
Bad debt for accounts receivable – trade		13,331	37,715
Other		50,442	44,495

	￦	837,778	825,024

23.	Other Non-operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Other Non-operating Income:
Gain on disposal of property and equipment and intangible assets	￦	3,831	3,827
Others		50,457	11,450

	￦	54,288	15,277

Other Non-operating Expenses:
Loss on disposal of property and equipment and intangible assets	￦	41,831	15,644
Impairment loss on property and equipment, and intangible assets		16,249	2,015
Donations		77,349	62,908
Bad debt for accounts receivable – other		38,833	15,328
Others		26,509	37,098

	￦	200,771	132,993

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

24.	Finance Income and Costs

(1)	Details of finance income and costs for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)	2016		2015
Finance Income:
Interest income	￦	31,358	20,560
Gain on sale of accounts receivable – trade		18,638	—
Dividends		113,955	200,296
Gain on foreign currency transactions		10,327	12,595
Gain on foreign currency translations		1,220	770
Gain relating to financial liabilities at fair value through profit or loss		121	5,188
Gain relating to financial assets at fair value through profit or loss		287	—
Gain on disposal of long-term investment securities		143,525	5,058
Gain on valuation of derivatives		4,132	1,927

	￦	323,563	246,394

(In millions of won)
	2016		2015
Finance Costs:
Interest expenses	￦	239,420	241,608
Loss on foreign currency transactions		12,407	11,177
Loss on foreign currency translations		79	318
Loss on disposal of long-term investment securities		152	842
Loss on settlement of derivatives		3,428	4,845
Loss relating to financial assets at fair value through profit or loss		—	744
Loss relating to financial liabilities at fair value through profit or loss		4,018	526
Other finance costs		1,889	54,131

	￦	261,393	314,191

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

24.	Finance Income and Costs, Continued

(2)	Details of interest income included in finance income for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Interest income on cash equivalents and short-term financial instruments	￦	7,902	9,274
Interest income on installment receivables and others		23,456	11,286

	￦	31,358	20,560

(3)	Details of interest expenses included in finance costs for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Interest expense on borrowings	￦	5,110	14,697
Interest expense on debentures		192,147	189,078
Others		42,163	37,833

	￦	239,420	241,608

(4)	Finance income and costs by categories of financial instruments for the years ended December 31, 2016 and 2015 are as follows. Bad debt expense (reversal of allowance for doubtful accounts) for accounts receivable – trade, loans and receivables are presented and explained separately in Note 5.

(i)	Finance income and costs

(In millions of won)
	2016			2015
	Finance income(*)		Finance costs	Finance income(*)	Finance costs
Financial Assets:
Financial assets at fair value through profit or loss	￦	4,419	2,791	1,927	4,932
Available-for-sale financial assets		172,134	2,041	23,164	54,973
Loans and receivables		58,146	6,836	31,426	11,296
Derivatives designated as hedging instrument		—	636	—	657

Sub-total		234,699	12,304	56,517	71,858

Financial Liabilities:
Financial liabilities at fair value through profit or loss		121	4,018	5,188	526
Financial liabilities measured at amortized cost		—	245,071	25	241,807

Sub-total		121	249,089	5,213	242,333

	￦	234,820	261,393	61,730	314,191

(*)	Finance income does not include ￦94,825 million and ￦184,664 million of dividends received from subsidiaries, associates and joint ventures for the year ended December 31, 2016 and 2015, respectively.

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

24.	Finance Income and Costs, Continued

(4)	Finance income and costs by categories of financial instruments for the years ended December 31, 2016 and 2015 are as follows. Bad debt expense (reversal of allowance for doubtful accounts) for accounts receivable – trade, loans and receivables are presented and explained separately in Note 5, Continued

(ii)	Other comprehensive income (loss)

(In millions of won)
	2016		2015
Financial Assets:
Available-for-sale financial assets	￦	5,385	(121,528)
Derivatives designated as hedging instrument		(904)	(575)

Sub-total		4,481	(122,103)

Financial Liabilities:
Derivatives designated as hedging instrument		(13,046)	1,977

	￦	(8,565)	(120,126)

(5)	Details of impairment losses for financial assets for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Accounts receivable - trade	￦	13,331	37,715
Other receivables		38,833	15,328
Available-for-sale financial assets		1,889	54,131

	￦	54,053	107,174

25.	Income Tax Expense

(1)	Income tax expenses for the years ended December 31, 2016 and 2015 consist of the following:

(In millions of won)
	2016		2015
Current tax expense
Current year	￦	456,340	404,172
Current tax of prior years		(2,176)	8,885

		454,164	413,057

Deferred tax expense
Changes in net deferred tax assets		(108,656)	(50,374)

Income tax expense	￦	345,508	362,683

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

25. Income Tax Expense, Continued

(2)	The difference between income taxes computed using the statutory corporate income tax rates and the recorded income taxes for the years ended December 31, 2016 and 2015 is attributable to the following:

(In millions of won)
	2016		2015
Income taxes at statutory income tax rate	￦	377,731	355,143
Non-taxable income		(38,676)	(75,647)
Non-deductible expenses		42,012	40,481
Tax credit and tax reduction		(28,555)	(25,611)
Changes in unrecognized deferred taxes		23,617	63,744
Others (income tax refund, etc.)		(30,621)	4,573

Income tax expense	￦	345,508	362,683

(3)	Deferred taxes directly charged to (credited from) equity for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Valuation gain (loss) on available-for-sale financial assets	￦	(1,720)	38,799
Valuation gain (loss) on derivatives		4,454	(448)
Remeasurement of defined benefit liabilities		3,294	(123)

	￦	6,028	38,228

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

25.	Income Tax Expense, Continued

(4)	Details of the changes in deferred tax assets (liabilities) for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)	2016
	Beginning		Deferred tax expense (income)	Directly charged to (credited from) equity	Ending
Deferred tax assets (liabilities) related to temporary differences:
Allowance for doubtful accounts	￦	51,343	1,207	—	52,550
Accrued interest income		(1,816)	1,705	—	(111)
Available-for-sale financial assets		82,671	(6,789)	(1,720)	74,162
Investments in subsidiaries, associates and joint ventures		72,025	(14,626)	—	57,399
Property and equipment (depreciation)		(298,453)	69,735	—	(228,718)
Provisions		1,372	4,608	—	5,980
Retirement benefit obligation		7,437	(2,972)	3,294	7,759
Valuation gain on derivatives		24,521	—	4,454	28,975
Gain or loss on foreign currency translation		19,518	(158)	—	19,360
Goodwill		3,713	(608)	—	3,105
Unearned revenue (activation fees)		2,065	(2,065)	—	—
Others		(20,670)	58,619	—	37,949

	￦	(56,274)	108,656	6,028	58,410

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

25.	Income Tax Expense, Continued

(4)	Details of the changes in deferred tax assets (liabilities) for the years ended December 31, 2016 and 2015 are as follows, Continued:

(In millions of won)	2015
	Beginning		Deferred tax expense (income)	Directly charged to (credited from) equity	Ending
Deferred tax assets (liabilities) related to temporary differences:
Allowance for doubtful accounts	￦	46,672	4,671	—	51,343
Accrued interest income		(1,538)	(278)	—	(1,816)
Available-for-sale financial assets		11,043	32,829	38,799	82,671
Investments in subsidiaries, associates and joint ventures		69,052	2,973	—	72,025
Property and equipment (depreciation)		(344,488)	46,035	—	(298,453)
Provisions		6,485	(5,113)	—	1,372
Retirement benefit obligation		9,386	(1,826)	(123)	7,437
Valuation gain (loss) on derivatives		24,969	—	(448)	24,521
Gain or loss on foreign currency translation		19,327	191	—	19,518
Goodwill		4,433	(720)	—	3,713
Unearned revenue (activation fees)		25,977	(23,912)	—	2,065
Others		(16,194)	(4,476)	—	(20,670)

	￦	(144,876)	50,374	38,228	(56,274)

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

25.	Income Tax Expense, Continued

(5)	Details of temporary differences not recognized as deferred tax assets in the statements of financial position as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Allowance for doubtful accounts	￦	77,405	77,405
Investments in subsidiaries, associates and joint ventures		1,078,452	980,860
Other temporary differences		51,150	51,150

26.	Earnings per Share

(1)	Basic earnings per share

1)	Basic earnings per share for the years ended December 31, 2016 and 2015 are calculated as follows:

(In millions of won, shares)
	2016		2015
Profit for the year	￦	1,217,274	1,106,761
Interest on hybrid bonds		(16,840)	(16,840)

Profit for the year on common shares		1,200,434	1,089,921
Weighted average number of common shares outstanding		70,609,160	71,551,966

Basic earnings per share (in won)	￦	17,001	15,233

2)	The weighted average number of common shares outstanding for the years ended December 31, 2016 and 2015 are calculated as follows:

(In shares)
	2016	2015
Issued common shares at January 1	80,745,711	80,745,711
Effect of treasury shares	(10,136,551)	(9,193,745)

Weighted average number of common shares outstanding at December 31	70,609,160	71,551,966

(2)	Diluted earnings per share

For the years ended December 31, 2016 and 2015, there were no potentially dilutive shares. Therefore, diluted earnings per share for the years ended December 31, 2016 and 2015 are the same as basic earnings per share.

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

27.	Dividends

(1)	Details of dividends declared

Details of dividend declared for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won, except for face value and share data)
Year	Dividend type	Number of shares outstanding	Face value (in won)	Dividend ratio	Dividends
2016	Cash dividends (interim)	70,609,160	500	200%	￦	70,609
	Cash dividends (year-end)	70,609,160	500	1,800%		635,482

					￦	706,091

2015	Cash dividends (interim)	72,629,160	500	200%	￦	72,629
	Cash dividends (year-end)	70,609,160	500	1,800%		635,482

					￦	708,111

(2)	Dividends yield ratio

Dividends yield ratios for the years ended December 31, 2016 and 2015 are as follows:

(In won)
Year	Dividend type	Dividend per share	Closing price at year-end	Dividend yield ratio
2016	Cash dividends	10,000	224,000	4.46%
2015	Cash dividends	10,000	215,500	4.64%

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

28.	Categories of Financial Instruments

(1)	Financial assets by category as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivatives hedging instrument	Total
Cash and cash equivalents	￦	—	—	874,350	—	874,350
Financial instruments		—	—	95,102	—	95,102
Short-term investment securities		—	97,340	—	—	97,340
Long-term investment securities(*1)		7,359	553,607	—	—	560,966
Accounts receivable - trade		—	—	1,594,504	—	1,594,504
Loans and other receivables(*2)		—	—	1,158,759	—	1,158,759
Derivative financial assets		7,368	—	—	169,097	176,465

	￦	14,727	650,947	3,722,715	169,097	4,557,486

(In millions of won)
	December 31, 2015
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivatives hedging instrument	Total
Cash and cash equivalents	￦	—	—	431,666	—	431,666
Financial instruments		—	—	131,562	—	131,562
Short-term investment securities		—	92,262	—	—	92,262
Long-term investment securities(*1)		7,073	719,432	—	—	726,505
Accounts receivable - trade		—	—	1,528,751	—	1,528,751
Loans and other receivables(*2)		—	—	521,723	—	521,723
Derivative financial assets		6,277	—	—	133,646	139,923

	￦	13,350	811,694	2,613,702	133,646	3,572,392

(*1)	Long-term investment securities were designated as financial assets at fair value through profit of loss since the fair value of embedded derivative (conversion right option) could not be separately measured.

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

28.	Categories of Financial Instruments, Continued

(1)	Financial assets by category as of December 31, 2016 and 2015 are as follows, Continued:

(*2)	Details of loans and other receivables as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Short-term loans	￦	54,143	47,741
Accounts receivable – other		772,570	264,741
Accrued income		460	7,505
Long-term loans		11,160	35,080
Long-term accounts receivable – other		147,139	—
Guarantee deposits		173,287	166,656

	￦	1,158,759	521,723

(2)	Financial liabilities by category as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivatives hedging instrument	Total
Derivative financial liabilities	￦	—	—	86,950	86,950
Borrowings		—	74,907	—	74,907
Debentures (*1)		59,600	5,546,844	—	5,606,444
Accounts payable – other and others (*2)		—	4,150,132	—	4,150,132

	￦	59,600	9,771,883	86,950	9,918,433

(In millions of won)
	December 31, 2015
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivatives hedging instrument	Total
Derivative financial liabilities	￦	—	—	89,296	89,296
Borrowings		—	315,561	—	315,561
Debentures (*1)		155,704	5,457,421	—	5,613,125
Accounts payable – other and others (*2)		—	2,171,141	—	2,171,141

	￦	155,704	7,944,123	89,296	8,189,123

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

28.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of December 31, 2016 and 2015 are as follows, Continued:

(*1)	Bonds classified as financial liabilities at fair value through profit or loss as of December 31, 2016 and 2015 are structured bonds and they were designated as financial liabilities at fair value through profit or loss in order to eliminate a measurement inconsistency with the related derivatives.
(*2)	Details of accounts payable – other and others as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Accounts payable – other	￦	1,546,252	927,170
Withholdings		40	—
Accrued expenses		663,918	540,770
Current portion of long-term payables - other		301,773	120,185
Long-term payables – other		1,602,943	550,964
Other non-current liabilities		35,206	32,052

	￦	4,150,132	2,171,141

29.	Financial Risk Management

(1)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates, interest rates and equity prices. The Company implements a risk management system to monitor and manage these specific risks.

The Company’s financial assets consist of cash and cash equivalents, financial instruments, available-for-sale financial assets, accounts receivable - trade and other. Financial liabilities consist of accounts payable - trade and other, borrowings, and debentures.

1)	Market risk

(i)	Currency risk

The Company is exposed to currency risk mainly on exchange fluctuations on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Company.

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

29.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(i)	Currency risk, Continued

Monetary assets and liabilities denominated in foreign currencies as of December 31, 2016 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won translation		Foreign currencies	Won translation
USD	44,203	￦	53,420	1,455,907	￦	1,759,467
EUR	14,598		18,504	5		6
JPY	52,374		543	—		—
AUD	—		—	299,532		261,207
CHF	—		—	299,806		354,170
Others	—		368	—		299

		￦	72,835		￦	2,375,149

In addition, the Company has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures. (Refer to Note 15)

As of December 31, 2016, a hypothetical change in exchange rates by 10% would have increase (reduce) the Company’s income before income tax as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	￦	5,104	(5,104)
EUR		1,850	(1,850)
JPY		54	(54)
Others		7	(7)

	￦	7,015	(7,015)

(ii)	Equity price risk

The Company has listed and non-listed equity securities for its liquidity management and operating purpose. As of December 31, 2016, available-for-sale equity instruments measured at fair value amount to ￦522,491 million.

(iii)	Interest rate risk

The interest rate risk of the Company arises from borrowings and debenture. Since the Company’s interest bearing assets are mostly fixed-interest bearing assets, the Company’s revenue and operating cash flows are not influenced by the changes in market interest rates.

Accordingly, the Company performs various analysis of interest rate risk to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Company takes various measures such as refinancing, renewal, alternative financing and hedging.

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

29.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(iii)	Interest rate risk, Continued

As of December 31, 2016, floating-rate debentures amount to ￦362,550 million and the Company has entered into interest rate swaps to hedge interest rate risk related to floating-rate borrowings and debentures (Refer to Note 15). Therefore, income before income taxes for the year ended December 31, 2016 would not have been affected by the changes in interest expenses from floating-rate borrowings and debentures in case of interest rate change.

2)	Credit risk

The maximum credit exposure as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Cash and cash equivalents	￦	874,310	431,636
Financial instruments		95,102	131,562
Available-for-sale financial assets		2,930	2,030
Accounts receivable – trade		1,594,504	1,528,751
Loans and other receivables		1,158,759	521,723
Derivative financial assets		176,465	139,923
Financial assets at fair value through profit or loss		7,359	7,073

	￦	3,909,429	2,762,698

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet his/her contractual obligations.

To manage credit risk, the Company evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors. Based on such information, the Company establishes credit limits for each customer or counterparty.

The Company establishes an allowance for doubtful account that represents its estimate of incurred losses in respect of trade and other receivables. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for groups of similar assets in respect of losses that have been incurred but not yet identified. The collective loss allowance is determined based on historical data of payment statistics for similar financial assets. Also, the Company’s credit risk can arise due to transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Company has a policy to deal only with financial institutions with high credit ratings. The amount of maximum exposure to credit risk of the Company is the carrying amount of financial assets as of December 31, 2016.

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

29.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Company maintains enough liquidity within credit lines through active operating activities.

Contractual maturities of financial liabilities as of December 31, 2016 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Borrowings(*)	￦	74,907	81,108	15,302	58,810	6,996
Debentures (*)		5,606,444	6,751,069	801,816	3,018,672	2,930,581
Accounts payable—other and others		4,150,132	4,307,498	2,469,477	1,322,512	515,509

	￦	9,831,483	11,139,675	3,286,595	4,399,994	3,453,086

The Company does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

(*)	Includes interest payables.

As of December 31, 2016, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Assets	￦	169,097	178,308	6,255	146,512	25,541
Liabilities		(86,950)	(88,179)	(88,179)	—	—

	￦	82,147	90,129	(81,924)	146,512	25,541

(2)	Capital management

The Company manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Company is the same as that of the Company as of and for the year ended December 31, 2015.

The Company monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity; both are from the financial statements.

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

29.	Financial Risk Management, Continued

(2)	Capital management, Continued

Debt-equity ratio as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Total liabilities	￦	11,191,620	9,367,480
Total equity		14,256,954	13,779,460

Debt-equity ratios		78.50%	67.98%

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2016 are as follows:

(In millions of won)	December 31, 2016
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value
Financial assets at fair value through profit or loss	￦	14,727	—	7,368	7,359	14,727
Derivative financial assets		169,097	—	169,097	—	169,097
Available-for-sale financial assets		522,491	421,846	97,340	3,305	522,491

	￦	706,315	421,846	273,805	10,664	706,315

Financial liabilities that are measured at fair value
Financial liabilities at fair value through profit or loss	￦	59,600	—	59,600	—	59,600
Derivative financial liabilities		86,950	—	86,950	—	86,950

	￦	146,550	—	146,550	—	146,550

Financial liabilities that are not measured at fair value
Borrowings	￦	74,907	—	76,574	—	76,574
Debentures		5,546,844	—	5,957,419	—	5,957,419
Long-term payables - other		1,904,716	—	2,082,141	—	2,082,141

	￦	7,526,467	—	8,116,134	—	8,116,134

76

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

29.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2015 are as follows:

(In millions of won)	December 31, 2015
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value
Financial assets at fair value through profit or loss	￦	13,350	—	6,277	7,073	13,350
Derivative financial Assets		133,646	—	133,646	—	133,646
Available-for-sale financial assets		655,845	579,282	47,262	29,301	655,845

	￦	802,841	579,282	187,185	36,374	802,841

Financial liabilities that are measured at fair value
Financial liabilities at fair value through profit or loss	￦	155,704	—	155,704	—	155,704
Derivative financial liabilities		89,296	—	89,296	—	89,296

	￦	245,000	—	245,000	—	245,000

Financial liabilities that are not measured at fair value
Borrowings	￦	315,561	—	316,726	—	316,726
Debentures		5,457,421	—	5,887,378	—	5,887,378
Long-term payables - other		671,149	—	736,277	—	736,277

	￦	6,444,131	—	6,940,381	—	6,940,381

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Available-for-sale financial assets amounting to ￦128,456 million and ￦155,849 million as of December 31, 2016 and December 31, 2015, respectively, are measured at cost in accordance with K-IFRS 1039 since they are equity instruments which do not have quoted price in an active market for the identical instruments (inputs for level 1) and for which fair value cannot be reliably measured using other valuation methods.

77

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

29.	Financial Risk Management, Continued

(3)	Fair value, Continued

Fair value of the financial instruments that are traded in an active market (available-for-sale financial assets, financial liabilities at fair value through profit or loss, etc.) is measured based on the bid price at the end of the reporting date.

The Company uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Fair value of available-for-sale securities is determined using the market approach methods and financial assets through profit or loss are measured using the option pricing model. In addition, derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Inputs used to such valuation methods include swap rate, interest rate, and risk premium, and the Company performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

Interest rates used by the Company for the fair value measurement as of December 31, 2016 are as follows:

Interest rate
Derivative instruments	1.64 ~ 2.52%
Borrowings and debentures	2.09 ~ 2.14%
Long-term payables - other	1.79 ~ 2.27%

3)	There have been no transfers from Level 2 to Level 1 in 2016 and changes of financial assets classified as Level 3 for the year ended December 31, 2016 are as follows:

(In millions of won)
	Balance at beginning		Gain for the year	Other comprehensive loss	Disposal	Balance at ending
Financial assets at fair value through profit or loss	￦	7,073	286	—	—	7,359
Available-for-sale financial assets		29,301	—	(677)	(25,319)	3,305

78

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

29.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of December 31, 2016 and 2015 are as follows:

(In millions of won)	December 31, 2016
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statement of financial position	Relevant financial instruments not offset	Net amount
Financial assets:
Derivatives(*)	￦	74,708	—	74,708	(74,708)	—
Accounts receivable – trade and others		110,762	(103,250)	7,512	—	7,512

	￦	185,470	(103,250)	82,220	(74,708)	7,512

Financial liabilities:
Derivatives(*)	￦	86,950	—	86,950	(74,708)	12,242
Accounts payable – other and others		103,250	(103,250)	—	—	—

	￦	190,200	(103,250)	86,950	(74,708)	12,242

(In millions of won)	December 31, 2015
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statement of financial position	Relevant financial instruments not offset	Net amount
Financial assets:
Derivatives(*)	￦	55,673	—	55,673	(55,673)	—
Accounts receivable – trade and others		129,527	(113,003)	16,524	—	16,524

	￦	185,200	(113,003)	72,197	(55,673)	16,524

Financial liabilities:
Derivatives(*)	￦	89,734	—	89,734	(55,673)	34,061
Accounts payable – other and others		113,003	(113,003)	—	—	—

	￦	202,737	(113,003)	89,734	(55,673)	34,061

(*)	The balance represents the net amount under the standard terms and conditions of International Swap and Derivatives Association.

79

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

30.	Related Parties and Others

(1)	List of related parties

Relationship	Company
Ultimate Controlling Entity	SK Holdings Co., Ltd.
Subsidiaries	SK Planet Co., Ltd. and 37 others(*)
Joint ventures	Dogus Planet, Inc. and 4 others
Associates	SK hynix Inc. and 45 others
Others	The Ultimate Controlling Entity’s subsidiaries and associates, etc.

(*)	As of December 31, 2016, subsidiaries of the Company are as follows:

Company		Ownership percentage(%)(*1)	Types of business
Subsidiaries owned by the Company	SK Telink Co., Ltd.(*2)	85.9	Telecommunication and MVNO(Mobile Virtual Network Operator) service
	SK Communications Co., Ltd.	64.5	Internet website services
	SK Broadband Co., Ltd.	100.0	Telecommunication services
	PS&Marketing Corporation	100.0	Communications device retail business
	SERVICEACE Co., Ltd.	100.0	Customer center management service
	SERVICE TOP Co., Ltd.	100.0	Customer center management service
	Network O&S Co., Ltd.	100.0	Base station maintenance service
	SK Telecom China Holdings Co., Ltd.	100.0	Investment
	SK Global Healthcare Business Group Ltd.	100.0	Investment
	SKT Vietnam PTE. Ltd.	73.3	Telecommunication services
	YTK Investment Ltd.	100.0	Investment
	Atlas Investment	100.0	Investment
	SKT Americas, Inc.	100.0	Information gathering and consulting
	Entrix Co., Ltd.	100.0	Cloud streaming service
	SK techx Co., Ltd.	100.0	System software development and supply
	One Store Co., Ltd.	65.5	Telecommunication services
	SK Planet Co., Ltd.	98.1	Telecommunication services
	IRIVER LIMITED	48.9	Manufacturing of media and audio equipment
Subsidiaries owned by SK Planet Co., Ltd.	M&Service Co., Ltd.	100.0	Database and internet website service
	SK Planet Japan, K. K.	100.0	Digital contents sourcing service
	SK Planet Global PTE. Ltd.	100.0	Digital contents sourcing service
	SKP GLOBAL HOLDINGS PTE. LTD.	100.0	Investment
	SKP America LLC.	100.0	Digital contents sourcing service
	shopkick Management Company, Inc.	100.0	Investment
	shopkick, Inc.	100.0	Reward points-based in-store shopping app development
	Planet11 E-commerce Solutions India Pvt. Ltd.	99.0	Electronic commerce platform service
	11street (Thailand) Co., Ltd.	100.0	Electronic commerce
	Hello Nature Ltd.	100.0	Retail of agro-fisheries and livestock
Subsidiaries owned by IRIVER LIMITED	iriver Enterprise Ltd.	100.0	Management of Chinese subsidiaries
	iriver Inc.	100.0	Sales and marketing in North America
	iriver China Co., Ltd.	100.0	Sales and manufacturing of MP3 and 4 in China
	Dongguan iriver Electronics Co., Ltd.	100.0	Sales and Manufacturing of e-book in China
	groovers Japan Co., Ltd.	100.0	Digital music contents sourcing and distribution service

80

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

30.	Related Parties and Others, Continued

(1)	List of related parties, Continued

(*)	As of December 31, 2016, subsidiaries of the Company are as follows, Continued:

Company		Ownership percentage(%)(*1)	Types of business
Subsidiaries owned by SK Telink Co., Ltd.	Neosnetworks Co., Ltd.(*2)	100.0	Security systems service
Subsidiaries owned by SK techx Co., Ltd.	K-net Culture and Contents Venture Fund	59.0	Capital investing in startups
Others(*3)	Stonebridge Cinema Fund	55.2	Capital investing in startups
	SK Telecom Innovation Fund, L.P. (formerly, Technology Innovation Partners, L.P.)(*4)	100.0	Investment
	SK Telecom China Fund I L.P.	100.0	Investment

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Company or subsidiaries of the Company
(*2)	During the year ended December 31, 2016, the Company acquired 219,967 shares of SK Telink Co., Ltd. in return for the for the transfer of 408,435 shares of Neosnetworks Co., Ltd. to SK Telink Co., Ltd., as contribution in kind.

In addition, SK Telink Co., Ltd. exercised call options to purchase the entire shares of Neosnetworks Co., Ltd. held by the non-controlling interests during the year ended December 31, 2016 and Neosnetworks Co., Ltd. became a wholly owned subsidiary of SK Telink Co., Ltd.

(*3)	Others are owned together by SK techx Co., Ltd. and three other subsidiaries of the Company.
(*4)	Changed its name to SK Telecom Innovation Fund, L.P. during the year ended December 31, 2016.

As of December 31, 2016, the Company is included in SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act. All of the other entities included in SK Group are considered as related parties of the Company.

(2)	Compensation for the key management

The Company considers registered directors who have substantial role and responsibility in planning, operations, and relevant controls of the business as key management. The compensation given to such key management for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Salaries	￦	1,645	1,971
Defined benefits plan expenses		424	626

	￦	2,069	2,597

Compensation for the key management includes salaries, non-monetary salaries and retirement benefits made in relation to the pension plan.

81

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

30.	Related Parties and Others, Continued

(3)	Transactions with related parties for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)		2016
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment	Loans	Collection of loans
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*1)	￦	11,275	521,279	125,458	—	—

Subsidiaries	SK Broadband Co., Ltd.		125,869	541,631	77,117	—	—
	PS&Marketing Corporation(*7)		12,407	1,540,644	3,643	—	—
	Network O&S Co., Ltd.		5,751	190,234	24,680	—	—
	SK Planet Co., Ltd.		36,685	139,995	427	—	—
	SK Telink Co., Ltd.(*2)		67,273	20,617	—	—	—
	SERVICEACE Co., Ltd.(*3)		13,291	135,181	—	—	—
	SERVICE TOP Co., Ltd.(*4)		16,371	144,080	—	—	—
	SK techx Co., Ltd.		5,712	181,000	8,346	—	—
	Others		23,164	38,176	4,190	—	—

			306,523	2,931,558	118,403	—	—

Associates	F&U Credit information Co., Ltd.		2,295	42,131	—	—	—
	HappyNarae Co., Ltd.		81	7,644	33,531	—	—
	SK hynix Inc.(*5)		91,528	306	—	—	—
	SK Wyverns Baseball Club Co., Ltd.		1,400	17,218	—	—	204
	KEB HanaCard Co., Ltd.		19,730	14,804	—	—	—
	Others(*6)		6,084	3,524	1,573	1,100	2,990

			121,118	85,627	35,104	1,100	3,194

Other	SK Engineering & Construction Co., Ltd.		4,518	928	10,694	—	—
	SK Networks Co., Ltd.		6,291	15,611	—	—	—
	SK Networks service Co., Ltd.		842	50,841	5,514	—	—
	SK Telesys Co., Ltd.		390	6,010	73,103	—	—
	SK TNS Co., Ltd.		90	38,122	289,723	—	—
	Others		17,608	42,972	12,090	—	—

			29,739	154,484	391,124	—	—

Total		￦	468,655	3,692,948	670,089	1,100	3,194

82

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

30.	Related Parties and Others, Continued

(3)	Transactions with related parties for the years ended December 31, 2016 and 2015 are as follows, Continued:

(*1)	Operating expenses and others include ￦203,635 million of dividends paid by the Company.
(*2)	Operating revenue and others include ￦2,489 million of dividends received.
(*3)	Operating revenue and others include ￦5,504 million of dividends received.
(*4)	Operating revenue and others include ￦7,700 million of dividends received.
(*5)	Operating revenue and others include ￦73,050 million of dividends received.
(*6)	Operating revenue and others include ￦6,082 million of dividends received from Korea IT Fund.
(*7)	Operating expenses and others include ￦815,980 million paid to PS&Marketing Corporation relating to purchase of accounts receivables resulting from sale of handsets.

83

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

30.	Related Parties and Others, Continued

(3)	Transactions with related parties for the years ended December 31, 2016 and 2015 are as follows, Continued:

(In millions of won)		2015
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment	Loans	Collection of loans
Ultimate Controlling Entity	SK Holdings Co., Ltd. (formerly, SK C&C Co., Ltd.)(*1)	￦	7,353	249,193	152,752	—	—
	SK Holdings Co., Ltd. (formerly, SK Holdings Co., Ltd.)(*2,3)		369	207,193	—	—	—

			7,722	456,386	152,752	—	—

Subsidiaries	SK Broadband Co., Ltd.		127,851	551,219	42,413	—	—
	PS&Marketing Corporation		11,073	799,503	1,150	—	—
	Network O&S Co., Ltd.		4,862	176,581	20,251	—	—
	SK Planet Co., Ltd.(*4)		192,763	542,945	10,488	—	—
	SK Telink Co., Ltd.		62,527	23,642	5	—	—
	SERVICE ACE Co., Ltd.		7,621	144,136	—	—	—
	SERVICE TOP Co., Ltd.		8,403	157,953	—	—	—
	Others		11,739	37,453	592	—	—

			426,839	2,433,432	74,899	—	—

Associates	F&U Credit information Co., Ltd.		1,670	40,345	—	—	—
	HappyNarae Co., Ltd.		85	3,717	12,432	—	—
	SK hynix Inc.(*5)		51,548	2,384	—	—	—
	SK Wyverns Baseball Club Co., Ltd.		1,799	18,017	—	—	204
	KEB HanaCard Co., Ltd.		21,414	16,057	—	—	—
	Others(*6)		2,793	5,494	680	690	—

			79,309	86,014	13,112	690	204

Other	SK Engineering & Construction Co., Ltd		14,106	19,245	159,712	—	—
	SK Networks Co., Ltd.		6,933	17,161	—	—	—
	SK Networks service Co., Ltd.		10,269	49,427	5,985	—	—
	SK Telesys Co., Ltd.		156	9,393	76,575	—	—
	Others		17,475	43,436	140,285	—	—

			48,939	138,662	382,557	—	—

Total		￦	562,809	3,114,494	623,320	690	204

84

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

30.	Related Parties and Others, Continued

(3)	Transactions with related parties for the years ended December 31, 2016 and 2015 are as follows, Continued:

(*1)	On August 1, 2015, SK C&C Co., Ltd., the ultimate controlling entity of the Company, merged with SK Holdings Co., Ltd., its equity method investee, and changed its name to SK Holdings Co., Ltd.
(*2)	These relate to transactions occurred before July 31, 2015, the date of merger with SK C&C Co., Ltd.
(*3)	Operating expense and others include ￦191,416 million of dividends paid by the Company.
(*4)	Operating revenue and others include ￦140,834 million of dividend recognized due to the declaration of dividend in kind of SK Planet Co., Ltd., a subsidiary of the Company.
(*5)	Operating revenue and others include ￦43,830 million of dividends received from SK hynix Inc.
(*6)	Operating revenue and others include ￦2,103 million and ￦457 million of dividends received from Korea IT Fund and UniSK, respectively.

85

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

30.	Related Parties and Others, Continued

(4)	Account balances with related parties as of December 31, 2016 and 2015 are as follows:

(In millions of won)		December 31, 2016
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable-trade and others	Accounts payable – other and others
Ultimate Controlling Entity	SK Holdings Co., Ltd.	￦	—	1,577	68,939
Subsidiaries	SK Broadband Co., Ltd.		—	16,219	79,399
	PS&Marketing Corporation		—	228	126,178
	Network O&S Co., Ltd.		—	93	33,998
	SK Planet Co., Ltd.		—	3,950	36,462
	SK Telink Co., Ltd.		—	12,140	2,882
	SERVICE ACE Co., Ltd.		—	—	24,425
	SERVICE TOP Co., Ltd.		—	—	26,086
	SK techx Co., Ltd.		—	4,982	23,103
	One Store Co., Ltd.		—	2,265	32,450
	Others(*1)		—	16,464	23,858

			—	56,341	408,841

Associates	HappyNarae Co., Ltd.		—	—	16,570
	SK hynix Inc.		—	4,398	92
	SK Wyverns Baseball Club., Ltd.		813	4,183	—
	Wave City Development Co., Ltd.		—	38,412	—
	Daehan Kanggun BcN Co., Ltd.(*2)		22,147	—	—
	KEB HanaCard Co., Ltd.		—	1,619	7,657
	Others		—	32	1,844

			22,960	48,644	26,163

Other	SK Engineering and Construction Co., Ltd.		—	982	4,975
	SK Networks Co., Ltd.		—	1,175	1,353
	SK Networks Services Co., Ltd.		—	11	9,882
	SK Telesys Co., Ltd.		—	20	863
	SK Innovation Co., Ltd.		—	1,114	427
	SK TNS Co., Ltd.		—	—	66,751
	Others		—	1,278	19,070

			—	4,580	103,321

Total		￦	22,960	111,142	607,264

(*1)	The convertible bonds amounting to ￦7,359 million are included in accounts receivable - trade and others.
(*2)	The Company has recognized allowances for doubtful accounts on the entire balance of loans to Daehan Kanggun BcN Co., Ltd as of December 31, 2016.

86

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

30.	Related Parties and Others, Continued

(4)	Account balances with related parties as of December 31, 2016 and 2015 are as follows, Continued:

(In millions of won)		December 31, 2015
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable-trade and others	Accounts payable – other and others
Ultimate Controlling Entity	SK Holdings Co., Ltd. (formerly, SK C&C Co., Ltd.) (*)	￦	—	1,100	107,995
Subsidiaries	SK Broadband Co., Ltd.		—	2,160	24,847
	PS&Marketing Corporation		—	614	62,592
	Network O&S Co., Ltd.		—	665	33,658
	SK Planet Co., Ltd.		—	6,722	36,874
	SK Telink Co., Ltd.		—	10,026	3,068
	SERVICE ACE Co., Ltd.		—	—	20,684
	SERVICE TOP Co., Ltd.		—	63	21,772
	Others		—	4,722	17,116

			—	24,972	220,611

Associates	HappyNarae Co., Ltd.		—	—	4,987
	SK hynix Inc.		—	4,360	155
	SK Wyverns Baseball Club., Ltd.		1,017	4,502	—
	Wave City Development Co., Ltd.		1,890	38,412	—
	Daehan Kanggun BcN Co., Ltd.		22,147	—	—
	KEB HanaCard Co., Ltd.		—	1,771	7,262
	Others		—	74	1,838

			25,054	49,119	14,242

Other	SK Engineering and Construction Co., Ltd.		—	648	14,877
	SK Networks Co., Ltd.		—	656	924
	SK Networks Services Co., Ltd.		—	—	8,963
	SK Telesys Co., Ltd.		—	117	3,585
	SK Innovation Co., Ltd.		—	2,133	292
	Others		—	2,581	39,193

			—	6,135	67,834

Total		￦	25,054	81,326	410,682

(*)	On August 1, 2015, SK C&C Co., Ltd., the ultimate controlling entity of the Company, merged with SK Holdings Co., Ltd., its equity method investee, and changed its name to SK Holdings Co., Ltd.
(5)	The Company made additional investments in subsidiaries, associates and joint ventures during the year ended December 31, 2016 as presented in Note 7.

87

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

31.	Sale and Leaseback

For the year ended December 31, 2012, the Company disposed a portion of its property and equipment and investment property, and entered into lease agreements with respect to those assets. These sale and leaseback transactions were accounted as operating leases.

The Company recognized lease payment of ￦14,765 million and ￦14,539 million, respectively, in relation to the operating lease agreements and lease revenue of ￦9,344 million and ￦9,540 million, respectively, in relation to sublease agreements for the year ended December 31, 2016 and 2015. Future lease payments and revenue from the operating lease agreements and sublease agreements are as follows:

(In millions of won)
	Minimum lease payments		Revenue
Less than 1 year	￦	15,425	9,954
1~5 years		51,968	28,510
More than 5 years		13,981	7,128

	￦	81,374	45,592

88

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

32.	Commitments and Contingencies

(1) Accounts receivables from sale of handsets

The sales agents of the Company sell handsets to the Company’s subscribers on an installment basis. During the year ended December 31, 2016, the Company entered into a comprehensive agreement to purchase the accounts receivables from handset sales with agents and to transfer the accounts receivables from handset sales to special purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivables from sale of handsets amounting to ￦681,466 million as of December 31, 2016, which the Company purchased according to the relevant comprehensive agreement are recognized as accounts receivable – other and long-term accounts receivable - other.

(2) Legal claims and litigations

As of December 31, 2016, the Company is involved in various legal claims and litigation. Provision recognized in relation to these claims and litigation is immaterial. In connection with those legal claims and litigation for which no provision was recognized, management does not believe the Company has a present obligation, nor is it expected any of these claims or litigation will have a significant impact on the Company’s financial position or operating results in the event an outflow of resources is ultimately necessary.

89

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

33.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Gain on foreign currency translation	￦	(1,220)	(770)
Interest income		(31,358)	(20,560)
Dividends		(113,955)	(200,296)
Gain relating to financial assets at fair value through profit or loss		(287)	—
Gain on disposal of long-term investment securities		(143,525)	(5,058)
Gain on disposal of property and equipment and intangible assets		(3,831)	(3,827)
Gain on valuation of derivatives		(4,132)	(1,927)
Gain relating to financial liabilities at fair value through profit or loss		(121)	(5,188)
Gain on sale of accounts receivable—trade		(18,638)	—
Other income		(2,056)	(7,545)
Loss on foreign currency translation		79	318
Bad debt for accounts receivable—trade		13,331	37,715
Bad debt for accounts receivable—other		38,833	15,328
Loss on disposal of long-term investment securities		152	842
Other finance costs		1,889	54,131
Loss relating to financial assets at fair value through profit or loss		—	744
Depreciation and amortization		2,354,759	2,279,906
Loss on disposal of property and equipment and intangible assets		41,831	15,644
Impairment loss on property and equipment and intangible assets		16,249	2,015
Interest expenses		239,420	241,608
Loss relating to financial liabilities at fair value through profit or loss		4,018	526
Loss on settlement of derivatives		3,428	4,845
Loss on investments in subsidiaries, associates and joint ventures		135,077	3,819
Retirement benefit expenses		38,061	35,380
Income tax expense		345,508	362,683
Other expenses		17,766	1,385

	￦	2,931,278	2,811,718

90

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

33.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Accounts receivable—trade	￦	(70,902)	(6,926)
Accounts receivable—other		(496,799)	26,179
Advance payments		56,980	(33,746)
Prepaid expenses		(15,768)	(6,150)
Inventories		4,674	(23,047)
Long-term accounts receivable—other		(147,139)	—
Long-term prepaid expenses		1,885	(1,252)
Guarantee deposits		109	(9,359)
Accounts payable—other		444,873	(201,996)
Advanced receipts		21,331	10,952
Withholdings		34,891	(193,428)
Deposits received		3,154	(8,024)
Accrued expenses		90,638	(89,685)
Unearned revenue		(9,951)	(99,545)
Provisions		17,707	(11,134)
Long-term provisions		4,061	(4,557)
Plan assets		(54,960)	(19,788)
Retirement benefit payment		(17,896)	(29,795)
Others		(10,151)	2,195

	￦	(143,263)	(699,106)

(3)	Significant non-cash transactions for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Increase of accounts payable—other related to acquisition of property and equipment and intangible assets	￦	1,506,412	42,678

91

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

Independent Accountants’ Review Report on Internal Accounting Control System

English translation of a Report Originally Issued in Korean

To the Representative Director of

SK Telecom Co., Ltd.

We have reviewed the accompanying Report on the Operations of Internal Accounting Control System (“IACS”) of SK Telecom Co., Ltd. (the “Company”) As of December 31, 2016. The Company’s management is responsible for designing and maintaining effective IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review management’s assessment and issue a report based on our review. In the accompanying report of management’s assessment of IACS, the Company’s management stated: “Based on the assessment on the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2016, in all material respects, in accordance with the IACS Framework issued by the Internal Accounting Control System Operation Committee.”

We conducted our review in accordance with IACS Review Standards, issued by the Korean Institute of Certified Public Accountants. Those Standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether Report on the Operations of Internal Accounting Control System is free of material misstatement. Our review consists principally of obtaining an understanding of the Company’s IACS, inquiries of company personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances. We have not performed an audit and, accordingly, we do not express an audit opinion.

A company’s IACS is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, however, IACS may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that Report on the Operations of Internal Accounting Control System as of December 31, 2016 is not prepared, in all material respects, in accordance with IACS Framework issued by the Internal Accounting Control System Operation Committee.

This report applies to the Company’s IACS in existence as of December 31, 2016. We did not review the Company’s IACS subsequent to December 31, 2016. This report has been prepared for Korean regulatory purposes, pursuant to the External Audit Law, and may not be appropriate for other purposes or for other users.

February 22, 2017

92

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

Report on the Assessment of Internal Accounting Control System (“IACS”)

English translation of a Report Originally Issued in Korean

To the Board of Directors and Audit Committee of

SK Telecom Co., Ltd.

I, as the Internal Accounting Control Officer (“IACO”) of SK Telecom Co., Ltd. (“the Company”), assessed the status of the design and operation of the Company’s IACS as of December 31, 2016.

The Company’s management including IACO is responsible for designing and operating IACS. I, as the IACO, assessed whether the IACS has been appropriately designed and is effectively operating to prevent and detect error or fraud which may cause material misstatement of the financial statements, for the purpose of preparing and disclosing reliable financial statements reporting. I, as the IACO, applied the IACS Framework established by the Korea Listed Companies Association for the assessment of design and operation of the IACS.

Based on the assessment of the IACS, the Company’s IACS has been appropriately designed and is operating effectively as of December 31, 2016, in all material respects, in accordance with the IACS Framework issued by the Internal Accounting Control System Operation Committee.

February 2, 2016

/s/ Internal Accounting Control Officer

/s/ Chief Executive Officer

93

Exhibit 99.2

SK TELECOM CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2016 and 2015

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To The Board of Directors and Shareholders

SK Telecom Co., Ltd.:

We have audited the accompanying consolidated financial statements of SK Telecom Co., Ltd. and its subsidiaries (the “Group”), which comprise the consolidated statements of financial position as at December 31, 2016 and 2015, the consolidated statements of income, comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Korean International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Korean Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2016 and 2015 and of its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with Korean International Financial Reporting Standards.

Other Matter

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

February 22, 2017

This report is effective as of February 22, 2017, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2016 and 2015

(In millions of won)	Note	December 31, 2016		December 31, 2015
Assets
Current Assets:
Cash and cash equivalents	32,33	￦	1,505,242	768,922
Short-term financial instruments	5,32,33,34,35		468,768	691,090
Short-term investment securities	8,32,33		107,364	92,262
Accounts receivable—trade, net	6,32,33,34		2,240,926	2,344,867
Short-term loans, net	6,32,33,34		58,979	53,895
Accounts receivable—other, net	6,32,33,34,35		1,121,444	673,739
Prepaid expenses			169,173	151,978
Inventories, net	7		259,846	273,556
Advanced payments and other	6,8,32,33,34		64,886	109,933

Total Current Assets			5,996,628	5,160,242

Non-Current Assets:
Long-term financial instruments	5,32,33,35		937	10,623
Long-term investment securities	8,32,33		828,521	1,207,226
Investments in associates and joint ventures	10		7,404,323	6,896,293
Property and equipment, net	11,34,35		10,374,212	10,371,256
Investment property, net	12		—	15,071
Goodwill	13		1,932,452	1,908,590
Intangible assets, net	14		3,776,354	2,304,784
Long-term loans, net	6,32,33,34		65,476	62,454
Long-term accounts receivable—other	6,32,33,35		149,669	2,420
Long-term prepaid expenses			88,130	76,034
Guarantee deposits	6,32,33,34		298,964	297,281
Long-term derivative financial assets	20,32,33		214,770	166,399
Defined benefit assets	19		30,247	—
Deferred tax assets	29		75,111	17,257
Other non-current assets	6,32,33		61,869	85,457

Total Non-Current Assets			25,301,035	23,421,145

Total Assets		￦	31,297,663	28,581,387

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Financial Position, Continued

As of December 31, 2016 and 2015

(In millions of won)	Note	December 31, 2016		December 31, 2015
Liabilities and Shareholders’ Equity
Current Liabilities:
Short-term borrowings	15,32,33	￦	2,614	260,000
Current installments of long-term debt, net	15,32,33		888,467	703,087
Current installments of finance lease liabilities	32,33		—	26
Current installments of long-term payables – other	16,32,33		301,773	120,185
Accounts payable – trade	32,33,34		402,445	279,782
Accounts payable – other	32,33,34		1,767,799	1,323,434
Withholdings	32,33,34		964,084	865,327
Accrued expenses	32,33		1,125,816	920,739
Income tax payable	29		474,931	381,794
Unearned revenue			188,403	224,233
Provisions	17		66,227	40,988
Receipts in advance			174,588	136,844
Derivative financial liabilities	20,32,33		86,950	—
Other current liabilities			2	54

Total Current Liabilities			6,444,099	5,256,493

Non-Current Liabilities:
Debentures, excluding current installments, net	15,32,33		6,338,930	6,439,147
Long-term borrowings, excluding current installments, net	15,32,33		139,716	121,553
Long-term payables – other	16,32,33		1,624,590	581,697
Long-term unearned revenue			2,389	2,842
Defined benefit liabilities	19		70,739	98,856
Long-term derivative financial liabilities	20,32,33		203	89,296
Long-term provisions	17		31,690	29,217
Deferred tax liabilities	29		479,765	538,114
Other non-current liabilities	32,33		49,112	50,076

Total Non-Current Liabilities			8,737,134	7,950,798

Total Liabilities			15,181,233	13,207,291

Shareholders’ Equity
Share capital	1,21		44,639	44,639
Capital surplus and others	21,22,23		199,779	189,510
Retained earnings	24		15,953,164	15,007,627
Reserves	25		(226,183)	9,303

Equity attributable to owners of the Parent Company			15,971,399	15,251,079
Non-controlling interests			145,031	123,017

Total Shareholders’ Equity			16,116,430	15,374,096

Total Liabilities and Shareholders’ Equity		￦	31,297,663	28,581,387

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Income

For the years ended December 31, 2016 and 2015

(In millions of won except for per share data)	Note	2016		2015
Operating revenue:	4,34
Revenue		￦	17,091,816	17,136,734

Operating expenses:	34
Labor			1,869,763	1,893,745
Commissions			5,376,726	5,206,951
Depreciation and amortization	4		2,941,886	2,845,295
Network interconnection			954,267	957,605
Leased line			394,412	389,819
Advertising			438,453	405,005
Rent			517,305	493,586
Cost of products that have been resold			1,838,368	1,955,861
Others	26		1,224,892	1,280,861

			15,556,072	15,428,728

Operating profit	4		1,535,744	1,708,006
Finance income	4,28		575,050	103,900
Finance costs	4,28		(326,830)	(350,100)
Gain relating to investments in subsidiaries, associates and joint ventures, net	4,10		544,501	786,140
Other non-operating income	4,27		66,303	30,910
Other non-operating expenses	4,27		(298,629)	(243,491)

Profit before income tax	4		2,096,139	2,035,365
Income tax expense	29		436,038	519,480

Profit for the year			1,660,101	1,515,885

Attributable to :
Owners of the Parent Company		￦	1,675,967	1,518,604
Non-controlling interests			(15,866)	(2,719)
Earnings per share	30
Basic and diluted earnings per share (in won)		￦	23,497	20,988

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2016 and 2015

(In millions of won)	Note	2016		2015
Profit for the year		￦	1,660,101	1,515,885
Other comprehensive income (loss)
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	19		(7,524)	(14,489)
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of available-for-sale financial assets	25,28		(223,981)	(3,661)
Net change in other comprehensive income of investments in associates and joint ventures	10,25		(9,939)	(5,709)
Net change in unrealized fair value of derivatives	20,25,28		(13,218)	(1,271)
Foreign currency translation differences for foreign operations	25		7,331	26,965

Other comprehensive income (loss) for the year, net of taxes			(247,331)	1,835

Total comprehensive income		￦	1,412,770	1,517,720

Total comprehensive income (loss) attributable to:
Owners of the Parent Company		￦	1,432,982	1,522,280
Non-controlling interests			(20,212)	(4,560)

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2016 and 2015

(In millions of won)
	Controlling Interest						Non- controlling interests	Total equity
	Share capital		Capital surplus (deficit) and others	Retained earnings	Reserves	Sub-total
Balance at January 1, 2015	￦	44,639	277,998	14,188,591	(4,489)	14,506,739	741,531	15,248,270
Total comprehensive income:
Profit (loss) for the year		—	—	1,518,604	—	1,518,604	(2,719)	1,515,885
Other comprehensive income (loss)		—	—	(13,402)	17,078	3,676	(1,841)	1,835

		—	—	1,505,202	17,078	1,522,280	(4,560)	1,517,720

Transactions with owners:
Cash dividends		—	—	(668,494)	—	(668,494)	(143)	(668,637)
Interest on hybrid bonds		—	—	(16,840)	—	(16,840)	—	(16,840)
Acquisition of treasury shares		—	(490,192)	—	—	(490,192)	—	(490,192)
Disposal of treasury shares		—	425,744	—	—	425,744	—	425,744
Changes in consolidation scope		—	—	—	—	—	(5,226)	(5,226)
Changes in ownership in subsidiaries		—	(24,040)	(832)	(3,286)	(28,158)	(608,585)	(636,743)

		—	(88,488)	(686,166)	(3,286)	(777,940)	(613,954)	(1,391,894)

Balance at December 31, 2015	￦	44,639	189,510	15,007,627	9,303	15,251,079	123,017	15,374,096

Balance at January 1, 2016	￦	44,639	189,510	15,007,627	9,303	15,251,079	123,017	15,374,096
Total comprehensive income:
Profit (loss) for the year		—	—	1,675,967	—	1,675,967	(15,866)	1,660,101
Other comprehensive loss		—	—	(7,499)	(235,486)	(242,985)	(4,346)	(247,331)

		—	—	1,668,468	(235,486)	1,432,982	(20,212)	1,412,770

Transactions with owners:
Cash dividends		—	—	(706,091)	—	(706,091)	(300)	(706,391)
Interest on hybrid bonds		—	—	(16,840)	—	(16,840)	—	(16,840)
Changes in ownership in subsidiaries		—	10,269	—	—	10,269	42,526	52,795

		—	10,269	(722,931)	—	(712,662)	42,226	(670,436)

Balance at December 31, 2016	￦	44,639	199,779	15,953,164	(226,183)	15,971,399	145,031	16,116,430

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2016 and 2015

(In millions of won)	Note	2016		2015
Cash flows from operating activities:
Cash generated from operating activities
Profit for the year		￦	1,660,101	1,515,885
Adjustments for income and expenses	36		3,039,561	3,250,143
Changes in assets and liabilities related to operating activities	36		13,764	(685,734)

Sub-total			4,713,426	4,080,294
Interest received			44,602	43,400
Dividends received			98,267	62,973
Interest paid			(245,236)	(275,796)
Income tax paid			(367,891)	(132,742)

Net cash provided by operating activities			4,243,168	3,778,129

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			222,322	—
Decrease in short-term investment securities, net			—	105,158
Collection of short-term loans			238,980	398,308
Decrease in long-term financial instruments			28	7,424
Proceeds from disposals of long-term investment securities			555,519	149,310
Proceeds from disposals of investments in associates and joint ventures			66,852	185,094
Proceeds from disposals of property and equipment			22,549	36,586
Proceeds from disposals of intangible assets			16,532	3,769
Proceeds from disposals of assets held for sale			—	1,009
Collection of long-term loans			1,960	2,132
Decrease in deposits			14,894	14,635
Proceeds from disposals of other non-current assets			728	607
Proceeds from disposals of subsidiaries			—	155
Increase in cash due to acquisition of a subsidiary			—	10,355
Receipt of government grants			300	—

Sub-total			1,140,664	914,542
Cash outflows for investing activities:
Increase in short-term financial instruments, net			—	(385,612)
Increase in short-term investment securities, net			(6,334)	—
Increase in short-term loans			(239,303)	(370,378)
Increase in long-term loans			(32,287)	(16,701)
Increase in long-term financial instruments			(342)	(10,008)
Acquisitions of long-term investment securities			(30,949)	(312,261)
Acquisitions of investments in associates and joint ventures			(130,388)	(65,080)
Acquisitions of property and equipment			(2,490,455)	(2,478,778)
Acquisitions of intangible assets			(635,387)	(127,948)
Increase in deposits			(12,943)	(12,536)
Increase in other non-current assets			(763)	(2,542)
Acquisitions of business, net of cash acquired			(4,498)	(13,197)
Acquisitions of subsidiaries, net of cash acquired			(19,223)	—

Sub-total			(3,602,872)	(3,795,041)

Net cash used in investing activities		￦	(2,462,208)	(2,880,499)

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2016 and 2015

(In millions of won)	Note	2016		2015
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from issuance of debentures		￦	776,727	1,375,031
Proceeds from long-term borrowings			49,000	—
Cash inflows from settlement of derivatives			251	175
Cash received from transfer of subsidiary interests to non-controlling interests			35,646	—

Sub-total			861,624	1,375,206
Cash outflows for financing activities:
Decrease in short-term borrowings, net			(257,386)	(106,600)
Repayments of long-term accounts payable-other			(122,723)	(191,436)
Repayments of debentures			(770,000)	(620,000)
Repayments of long-term borrowings			(33,387)	(21,924)
Cash outflows from settlement of derivatives			—	(655)
Payments of finance lease liabilities			(26)	(3,206)
Payments of dividends			(706,091)	(668,494)
Payments of interest on hybrid bonds			(16,840)	(16,840)
Acquisitions of treasury shares			—	(490,192)
Acquisition of additional interests in subsidiaries			—	(220,442)

Sub-total			(1,906,453)	(2,339,789)

Net cash used in financing activities			(1,044,829)	(964,583)

Net increase (decrease) in cash and cash equivalents			736,131	(66,953)
Cash and cash equivalents at beginning of the year			768,922	834,429
Effects of exchange rate changes on cash and cash equivalents			189	1,446

Cash and cash equivalents at end of the year		￦	1,505,242	768,922

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

1.	Reporting Entity

(1)	General

SK Telecom Co., Ltd. (“the Parent Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The Parent Company mainly provides wireless telecommunications services in Korea. The head office of the Parent Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Parent Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of December 31, 2016, the Parent Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued
SK Holdings Co., Ltd.	20,363,452	25.22
National Pension Service	7,159,704	8.87
Institutional investors and other minority stockholders	43,086,004	53.36
Treasury shares	10,136,551	12.55

Total number of shares	80,745,711	100.00

These consolidated financial statements comprise the Parent Company and its subsidiaries (together referred to as the “Group” and individuals as “Group entities”). SK Holdings Co., Ltd. is the ultimate controlling entity of the Parent Company.

(2)	List of subsidiaries

The list of subsidiaries as of December 31, 2016 and 2015 is as follows:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Dec. 31, 2016	Dec. 31, 2015
Subsidiaries owned by the Parent Company	SK Telink Co., Ltd.(*2)	Korea	Telecommunication and MVNO service	85.9	83.5
	SK Communications Co., Ltd.(*3)	Korea	Internet website services	64.5	64.5
	SK Broadband Co., Ltd.(*4)	Korea	Telecommunication services	100.0	100.0
	PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
	SERVICEACE Co., Ltd.	Korea	Customer center management service	100.0	100.0
	SERVICE TOP Co., Ltd.	Korea	Customer center management service	100.0	100.0
	Network O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0
	SK Planet Co., Ltd.(*5)	Korea	Telecommunication service	98.1	100.0
	IRIVER LIMITED (*6)	Korea	Manufacturing digital audio players and other portable media devices.	48.9	49.0
	SK Telecom China Holdings Co., Ltd.	China	Investment	100.0	100.0
	SK Global Healthcare Business Group, Ltd.	Hong Kong	Investment	100.0	100.0
	SKT Vietnam PTE. Ltd.	Singapore	Telecommunication service	73.3	73.3
	SKT Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
	YTK Investment Ltd.	Cayman	Investment association	100.0	100.0
	Atlas Investment	Cayman	Investment association	100.0	100.0
	Entrix Co., Ltd.	Korea	Cloud streaming services	100.0	100.0
	SK techx Co., Ltd.(*7)	Korea	System software development and supply	100.0	—
	One Store Co., Ltd.(*7)	Korea	Telecommunication services	65.5	—

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

The list of subsidiaries as of December 31, 2016 and 2015 is as follows, Continued:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Dec. 31, 2016	Dec. 31, 2015
Subsidiaries owned by SK Planet Co., Ltd.	M&Service Co., Ltd.	Korea	Data base and internet website service	100.0	100.0
	Commerce Planet Co., Ltd.(*7)	Korea	Online shopping mall operation agency	—	100.0
	SK Planet Japan, K. K.	Japan	Digital contents sourcing service	100.0	100.0
	SK Planet Global PTE. Ltd.	Singapore	Digital contents sourcing service	100.0	100.0
	SKP GLOBAL HOLDINGS PTE. LTD.	Singapore	Investment	100.0	100.0
	SKP America LLC.	USA	Digital contents sourcing service	100.0	100.0
	shopkick Management Company, Inc.(*8)	USA	Investment	100.0	95.2
	shopkick, Inc.	USA	Reward points-based in-store shopping app development	100.0	100.0
	Planet11 E-commerce Solutions India Pvt. Ltd.(*7)	India	Electronic commerce platform service	99.0	—
	11street (Thailand) Co., Ltd.(*7)	Thailand	Electronic commerce	100.0	—
	Hello Nature Ltd.(*7)	Korea	Retail of agro-fisheries and livestock	100.0	—
Subsidiaries owned by IRIVER LIMITED	iriver Enterprise Ltd.	Hong Kong	Management of Chinese subsidiary	100.0	100.0
	iriver America Inc.(*7)	USA	Marketing and sales in North America	—	100.0
	iriver Inc.	USA	Marketing and sales in North America	100.0	100.0
	iriver China Co., Ltd.	China	Sales and manufacturing MP3,4 in China	100.0	100.0
	Dongguan iriver Electronics Co., Ltd.	China	Sales and manufacturing e-book in China	100.0	100.0
	groovers JP Ltd.	Japan	Digital music contents sourcing and distribution service	100.0	100.0
Subsidiaries owned by SK Telink Co., Ltd.	Neosnetworks Co., Ltd.(*2)	Korea	Guarding of facilities	100.0	83.9
Subsidiaries owned by SK techx Co., Ltd.	K-net Culture and Contents Venture Fund	Korea	Capital investing in startups	59.0	59.0
	Fitech Focus Limited Partnership II(*7)	Korea	Capital investing in startups	—	66.7
	Open Innovation Fund(*7)	Korea	Capital investing in startups	—	98.9
Others(*9)	Stonebridge Cinema Fund	Korea	Capital investing in startups	55.2	55.2
	SK Telecom Innovation Fund, L.P. (formerly, Technology Innovation Partners, L.P.)(*10)	USA	Investment	100.0	100.0
	SK Telecom China Fund I L.P.	Cayman	Investment	100.0	100.0

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

The list of subsidiaries as of December 31, 2016 and 2015 is as follows, Continued:

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Parent Company or subsidiaries of the Parent Company.
(*2)	During the year ended December 31, 2016, the Parent Company acquired 219,967 shares of SK Telink Co., Ltd., a subsidiary of the Parent Company, in return for the transfer of Parent Company’s owned shares of Neosnetworks Co., Ltd., a subsidiary of the Parent Company, to SK Telink Co., Ltd., as contribution in kind.

In addition, SK Telink Co., Ltd. exercised call options to purchase the entire shares of Neosnetworks Co., Ltd. held by the non-controlling interests during the year ended December 31, 2016 and Neosnetworks Co., Ltd. became a wholly owned subsidiary of SK Telink Co., Ltd.

(*3)	On November 24, 2016, the board of directors of the Parent Company resolved to acquire the shares of SK Communications Co., Ltd. held by all of the other shareholders of SK Communications Co., Ltd. on February 7, 2017 at ￦2,814 per share in cash.

On November 24, 2016, the extraordinary meeting of shareholders of the SK Communications Co., Ltd. approved the sale of shares and its voluntary delisting of SK Communication Co., Ltd.’s ordinary shares from KOSDAQ market of Korea Exchange.

(*4)	On November 2, 2015, the board of directors of the Parent Company entered into a share purchase agreement to acquire 30%(23,234,060 shares) of the issued and outstanding common shares of CJ Hello Vision Co., Ltd. (“CJ Hello Vision”) from CJ O Shopping Co., Ltd. (“CJ O Shopping”) for an aggregate purchase price of ￦500,000 million. The agreement stated government’s approval as prerequisite.

On November 2, 2015, the board of directors of SK Broadband Co., Ltd. (“SK Broadband”), a subsidiary of the Parent Company, approved the merger of SK Broadband into CJ Hello Vision, and then SK Broadband entered into a merger agreement with CJ Hello Vision with government’s approval as prerequisite.

After the announcement of disapproval of proposed takeover of CJ Hello Vision by the Fair Trade Commission (FTC) on July 18, 2016, the Parent Company announced the revocation of share purchase agreement with CJ O Shopping while SK Broadband withdrew from merger agreement with CJ Hello Vision on July 25, 2016 as execution of the share purchase agreement with CJ O Shopping and merger agreement between SK Broadband and CJ Hello Vision became objectively impossible.

(*5)	The ownership interest changed due to the shares issued to employee stock ownership association by SK Planet Co., Ltd. during the year ended December 31, 2016.

(*6)	Although the Group has less than 50% of the voting rights of IRIVER LIMITED, the Group is considered to have control over IRIVER LIMITED since the Group holds significantly more voting rights than any other vote holder or organized group of vote holders, and the other shareholdings are widely dispersed.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

The list of subsidiaries as of December 31, 2016 and 2015 is as follows, Continued:

(*7)	Changes in subsidiaries are explained in Note 1-(4).
(*8)	During the year ended December 31, 2016, the Group acquired all of the non-controlling interests in shopkick Management Company, Inc.
(*9)	Others are owned together by SK techx Co., Ltd. and three other subsidiaries of the Parent Company.
(*10)	Changed its name to SK Telecom Innovation Fund, L.P. during the year ended December 31, 2016.

(3)	Condensed financial information of subsidiaries

Condensed financial information of the significant subsidiaries as of and for the year ended December 31, 2016 is as follows:

(In millions of won)
	As of December 31, 2016				2016
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	￦	440,956	122,741	318,215	406,930	61,585
M&Service Co., Ltd.		107,768	56,596	51,172	173,816	4,958
SK Communications Co., Ltd.		128,233	31,592	96,641	58,154	(20,411)
SK Broadband Co., Ltd.		3,523,494	2,376,429	1,147,065	2,942,976	21,526
PS&Marketing Corporation		546,803	328,846	217,957	1,679,735	11,908
SERVICEACE Co., Ltd.		67,735	40,014	27,721	199,828	3,605
SERVICE TOP Co., Ltd.		59,004	39,121	19,883	186,740	3,971
Network O&S Co., Ltd.		69,774	35,798	33,976	218,917	3,755
SK Planet Co., Ltd.(*1)		1,935,663	834,151	1,101,512	1,177,323	(30,959)
IRIVER LIMITED(*2)		50,075	11,941	38,134	52,328	(9,987)
SKP America LLC.		439,209	—	439,209	—	1,226
SK techx Co., Ltd.		212,819	52,563	160,256	193,396	28,213
One Store Co., Ltd.		134,207	41,738	92,469	106,809	(22,161)
shopkick Management Company, Inc.		354,627	—	354,627	—	(85)
shopkick, Inc.		37,947	34,024	3,923	45,876	(27,149)

The above summary financial information is derived from separate financial statements of each subsidiary except for IRIVER LIMITED’s, which is consolidated financial information.

(*1)	The separate financial information of SK Planet Co., Ltd. includes pre-merger income and expenses of Commerce Planet Co., Ltd. prior to the merger date of February 1, 2016.
(*2)	The consolidated financial information of IRIVER LIMITED includes financial information of iriver Enterprise Ltd., iriver America Inc., iriver Inc., iriver China Co., Ltd., Dongguan iriver Electronics Co., Ltd. and groovers Japan Co., Ltd., subsidiaries of IRIVER LIMITED.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries, Continued

Condensed financial information of the significant subsidiaries as of and for the year ended December 31, 2015 is as follows:

(In millions of won)
	As of December 31, 2015				2015
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	￦	309,955	113,878	196,077	431,368	55,781
M&Service Co., Ltd.		89,452	42,414	47,038	143,255	5,549
SK Communications Co., Ltd.		152,496	35,014	117,482	80,147	(14,826)
SK Broadband Co., Ltd.		3,291,707	2,170,484	1,121,223	2,731,344	10,832
PS&Marketing Corporation		509,580	300,364	209,216	1,791,944	4,835
SERVICEACE Co., Ltd.		65,424	34,240	31,184	206,338	2,778
SERVICE TOP Co., Ltd.		61,897	38,482	23,415	197,092	4,396
Network O&S Co., Ltd.		77,426	48,069	29,357	210,676	6,466
SK Planet Co., Ltd.		2,406,988	784,631	1,622,357	1,624,630	(75,111)
IRIVER LIMITED(*)		60,434	12,377	48,057	55,637	635
SKP America LLC.		380,141	—	380,141	—	791
Entrix Co., Ltd.		30,876	3,186	27,690	4,895	(1,826)
shopkick Management Company, Inc.		306,248	7	306,241	7	(2,455)
shopkick, Inc.		25,388	32,243	(6,855)	33,851	(52,390)

The above summary financial information is derived from separate financial statements of each subsidiary except for IRIVER LIMITED’s, which is consolidated financial information.

(*)	The consolidated financial information of IRIVER LIMITED includes financial information of iriver Enterprise Ltd., iriver America Inc., iriver Inc., iriver China Co., Ltd., Dongguan iriver Electronics Co., Ltd. and groovers Japan Co., Ltd., subsidiaries of IRIVER LIMITED.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

1.	Reporting Entity, Continued

(4)	Changes in subsidiaries

The list of subsidiaries that were newly included in consolidation during the year ended December 31, 2016 is as follows:

Subsidiary	Reason
SK techx Co., Ltd.	Established by spin-off from SK Planet Co., Ltd.
One Store Co., Ltd.	Established by spin-off from SK Planet Co., Ltd.
Planet11 E-commerce Solutions India Pvt. Ltd.	Acquired by SK Planet Co., Ltd.
11street (Thailand) Co., Ltd.	Established by SKP GLOBAL HOLDINGS PTE. LTD.
Hello Nature Ltd.	Acquired by SK Planet Co., Ltd.

The list of subsidiaries that were excluded from consolidation during the year ended December 31, 2016 is as follows:

Subsidiary	Reason
Commerce Planet Co., Ltd.	Merged into SK Planet Co., Ltd.
Fitech Focus Limited Partnership II	Liquidated during the year ended December 31, 2016.
Open Innovation Fund	Liquidated during the year ended December 31, 2016.
iriver America Inc.	Liquidated during the year ended December 31, 2016.

(5)	The information of significant non-controlling interests of the Group as of and for the years ended December 31, 2016 and 2015 are as follows. There were no dividends paid during the years ended December 31, 2016 and 2015 by these subsidiaries.

(In millions of won)
	SK Communications Co., Ltd.		One Store Co., Ltd.
Ownership of non-controlling interests (%)		35.46	34.46

	As of December 31, 2016
Current assets	￦	81,806	90,414
Non-current assets		46,427	43,793
Current liabilities		(30,098)	(40,969)
Non-current liabilities		(1,494)	(769)
Net assets		96,641	92,469
Carrying amount of non-controlling interests		34,265	31,863

	2016
Revenue	￦	58,154	106,809
Loss for the year		20,411	22,161
Total comprehensive loss		20,841	22,402
Loss attributable to non-controlling interests		7,240	6,772
Net cash used in operating activities	￦	(4,891)	(4,447)
Net cash provided by(used in) investing activities		3,625	(20,796)
Net cash provided by financing activities		—	51,426
Net increase(decrease) in cash and cash equivalents		(1,266)	26,183

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

1.	Reporting Entity, Continued

(5)	The information of significant non-controlling interests of the Group as of and for the years ended December 31, 2016 and 2015 are as follows. There were no dividends paid during the years ended December 31, 2016 and 2015 by these subsidiaries, Continued.

(In millions of won)
	SK Communications Co., Ltd.
Ownership of non-controlling interests (%)		35.46

	December 31, 2015
Current assets	￦	95,662
Non-current assets		56,834
Current liabilities		(33,306)
Non-current liabilities		(1,708)
Net assets		117,482
Carrying amount of non-controlling interests		41,659

	2015
Revenue	￦	80,147
Loss for the year		14,826
Total comprehensive loss		16,698
Loss attributable to non-controlling interests		5,254
Net cash used in operating activities	￦	(2,706)
Net cash provided by investing activities		8,723
Net cash provided by financing activities		—
Net increase in cash and cash equivalents		6,017

2.	Basis of Presentation

(1)	Statement of compliance

These consolidated financial statements were prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Stock Companies in the Republic of Korea.

The consolidated financial statements were authorized for issuance by the Board of Directors on February 2, 2017, which will be submitted for approval at the shareholders’ meeting to be held on March 24, 2017.

(2)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statements of financial position:

•	derivative financial instruments measured at fair value;

•	financial instruments at fair value through profit or loss measured at fair value;

•	available-for-sale financial assets measured at fair value; and

•	liabilities(assets) for defined benefit plans recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

2.	Basis of Presentation, Continued

(3)	Functional and presentation currency

Financial statements of Group entities within the Group are prepared in functional currency of each group entity, which is the currency of the primary economic environment in which each entity operates. Consolidated financial statements of the Group are presented in Korean won, which is the Parent Company’s functional and presentation currency.

(4)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

1)	Critical judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in Note 3 for the following areas: consolidation: whether the Group has de facto control over an investee, and classification of lease.

2)	Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes: allowance for doubtful accounts, estimated useful lives of property and equipment and intangible assets, impairment of goodwill, recognition of provision, measurement of defined benefit liabilities, and recognition of deferred tax assets (liabilities).

3)	Fair value measurement

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has an established policies and processes with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the finance executives.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

2.	Basis of Presentation, Continued

(4)	Use of estimates and judgments, Continued

3)	Fair value measurement, Continued

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in Note 33.

3.	Significant Accounting Policies

The significant accounting policies applied by the Group in the preparation of its consolidated financial statements in accordance with K-IFRSs are included below. The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(1)	Operating segments

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. The Group’s operating segments have been determined to be each business unit, for which the Group generates separately identifiable financial information that is regularly reported to the chief operating decision maker for the purpose of resource allocation and assessment of segment performance. The Group has four reportable segments which consist of cellular services, fixed-line telecommunication services, e-commerce services and others, as described in Note 4. Segment results that are reported to the chief operating decision maker include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

(2)	Basis of consolidation

(i)	Business combination

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

Consideration transferred is generally measured at fair value, identical to the measurement of identifiable net assets acquired at fair value. The difference between the acquired company’s fair value and the consideration transferred is accounted for goodwill. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Acquisition-related costs are expensed in the periods in which the costs are incurred and the services are received excluding costs to issue debt or equity securities recognized based on K-IFRS No. 1032 and 1039.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies, Continued

(2)	Basis of consolidation, Continued

(i)	Business combination, Continued

Consideration transferred does not include the amount settled in relation to the pre-existing relationship and the amount settled in relation to the pre-existing relationship is generally recognized through profit or loss.

Contingent consideration is measured at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. If contingent consideration is not classified as equity, the Group subsequently recognizes changes in fair value of contingent consideration through profit or loss.

(ii)	Non-controlling interests

Non-controlling interests are measured at their proportionate share of the acquiree’s identifiable net assets at the date of acquisition.

Changes in a Controlling Company’s ownership interest in a subsidiary that do not result in the Controlling Company losing control of the subsidiary are accounted for as equity transactions.

(iii)	Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Consolidation of an investee begins from the date the Group obtains control of the investee and cease when the Group loses control of the investee.

(iv)	Loss of control

If the Group loses control of a subsidiary, the Group derecognizes the assets and liabilities of the former subsidiary from the consolidated statement of financial position and recognizes gain or loss associated with the loss of control attributable to the former controlling interest. Any investment retained in the former subsidiary is recognized at its fair value when control is lost.

(v)	Interest in investees accounted for using the equity method

Interest in investees accounted for using the equity method composed of interest in associates and joint ventures. An associate is an entity in which the Group has significant influence, but not control, over the entity’s financial and operating policies. A joint venture is a joint arrangement whereby the Group that has joint control of the arrangement has rights to the net assets of the arrangement.

The investment in an associate and a joint venture is initially recognized at cost including transaction costs and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss and changes in equity of the associate or the joint venture after the date of acquisition.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies, Continued

(2)	Basis of consolidation, Continued

(vi)	Intra-group transactions

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. The Group’s share of unrealized gain incurred from transactions with investees accounted for using the equity method are eliminated and unrealized loss are eliminated using the same basis if there are no evidence of asset impairments.

(vii)	Business combinations under common control

SK Holdings Co., Ltd. is the ultimate controlling entity of the Group. The assets and liabilities acquired under business combination under common control are recognized at the carrying amounts in the ultimate controlling shareholder’s consolidated financial statements. The difference between consideration and carrying amount of net assets acquired is added to or subtracted from capital surplus and others.

(3)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances, call deposits and financial asset with maturities of three months or less from the acquisition date that are easily convertible to cash and subject to an insignificant risk of changes in their fair value.

(4)	Inventories

Inventories are stated at the acquisition cost using the average method. During the period, a perpetual inventory system is used to track inventory quantities, which is adjusted to the physical inventory counts performed at the period end. When the net realizable value of inventories is less than the acquisition cost, the carrying amount is reduced to the net realizable value and any difference is charged to current operations as operating expenses.

(5)	Non-derivative financial assets

The Group recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The Group recognizes financial assets in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets not at fair value through profit or loss are measured at their fair value plus transaction costs that are directly attributable to the acquisition of the asset.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

(i)	Financial assets at fair value through profit or loss

A financial asset is classified as financial asset at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

(ii)	Held-to-maturity investments

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Group has the positive intention and ability to hold to maturity, are classified as held-to-maturity investment. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest rate method.

(iii)	Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method except for loans and receivables of which the effect of discounting is immaterial.

(iv)	Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables. Subsequent to initial recognition, they are measured at fair value with changes in fair value, net of any tax effect, recorded in other comprehensive income (OCI) in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost.

(v)	De-recognition of financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability. If the Group retains substantially all the risks and rewards of ownership of the transferred financial assets, the Group continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

(vi)	Offsetting between financial assets and financial liabilities

Financial assets and liabilities are offset and the net amount is presented in the consolidated statement of financial position only when the Group currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

(i)	Hedge accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Group designates derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

Fair value hedge

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the consolidated statement of income. The Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting, Continued

(ii)	Separable embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately only if the following criteria have been met:

(a)	the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract;

(b)	a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and

(c)	the hybrid (combined) instrument is not measured at fair value with changes in fair value recognized in profit or loss.

Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

(iii)	Other derivative financial instruments

Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

(7)	Impairment of financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

Objective evidence that a financial asset is impaired includes following loss events:

•	significant financial difficulty of the issuer or obligor;

•	a breach of contract, such as default or delinquency in interest or principal payments;

•	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•	it becoming probable that the borrower will enter bankruptcy or other financial reorganization;

•	the disappearance of an active market for that financial asset because of financial difficulties; or

•	observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group

In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies, Continued

(7)	Impairment of financial assets, Continued

If financial assets have objective evidence that they are impaired, impairment losses are measured and recognized.

(i)	Financial assets measured at amortized cost

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of its estimated future cash flows discounted at the asset’s original effective interest rate. The Group can recognize impairment losses directly or by establishing an allowance account. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss is reversed either directly or by adjusting an allowance account.

(ii)	Financial assets carried at cost

If there is objective evidence that an impairment loss has occurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

(iii)	Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale is not reversed through profit or loss subsequently. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed, with the amount of the reversal recognized in profit or loss.

(8)	Property and equipment

Property and equipment are initially measured at cost. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies, Continued

(8)	Property and equipment, Continued

Subsequent to initial recognition, an item of property and equipment is carried at its cost less any accumulated depreciation and any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of property and equipment at cost or, if appropriate, as a separate item if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. A component that is significant compared to the total cost of property and equipment is depreciated over its separate useful life.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized as other non-operating income (loss).

The estimated useful lives of the Group’s property and equipment are as follows:

Useful lives (years)
Buildings and structures	15 ~ 40
Machinery	3 ~ 15
Other property and equipment	4 ~ 10

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in accounting estimate.

(9)	Borrowing costs

The Group capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets are not qualifying assets. Assets that are ready for their intended use or sale when acquired are not qualifying assets.

To the extent that the Group borrows funds specifically for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that the Group borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings of the Group that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Group capitalizes during a period do not exceed the amount of borrowing costs incurred during that period.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies, Continued

(10)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, club memberships are expected to be available for use as there are no foreseeable limits to the periods. This intangible asset is determined as having indefinite useful lives and not amortized.

The estimated useful lives of the Group’s intangible assets are as follows:

Useful lives (years)
Frequency usage rights	5 ~ 13.1
Land usage rights	5
Industrial rights	5, 10
Development costs	5
Facility usage rights	10, 20
Customer relations	3 ~ 7
Other	3 ~ 20

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

Expenditures on research activities are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies, Continued

(11)	Government grants

Government grants are not recognized unless there is reasonable assurance that the Group will comply with the grant’s conditions and that the grant will be received.

(i)	Grants related to assets

Government grants whose primary condition is that the Group purchases, constructs or otherwise acquires a long-term asset are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduction to depreciation expense.

(ii)	Grants related to income

Government grants which are intended to compensate the Group for expenses incurred are deducted from the related expenses.

(12)	Investment property

Property held for the purpose of earning rentals or benefiting from capital appreciation is classified as investment property. Investment property is initially measured at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as a separate item if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Investment property except for land, are depreciated on a straight-line basis over 15~40 years as estimated useful lives.

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

(13)	Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, inventories, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies, Continued

(13)	Impairment of non-financial assets, Continued

The Group estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Group estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized in profit or loss to the extent the carrying amount of the asset exceeds its recoverable amount.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the business acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(14)	Leases

The Group classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Group assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

(i)	Finance leases

At the commencement of the lease term, the Group recognizes as finance assets and finance liabilities in its consolidated statements of financial position, the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Group adopts for depreciable assets that are owned. If there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life. The Group reviews to determine whether the leased assets are impaired.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies, Continued

(14)	Leases, Continued

(ii)	Operating leases

Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are recognized in profit or loss on a straight-line basis over the period of the lease.

(iii)	Determining whether an arrangement contains a lease

Determining whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether fulfillment of the arrangement is dependent on the use of a specific asset and the arrangement conveys a right to use the asset.

At inception or reassessment of the arrangement, the Group separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Group concludes for a financial lease that it is impracticable to separate the payments reliably, the Group recognizes an asset and a liability at an amount equal to the fair value of the underlying asset that was identified as the subject of the lease. Subsequently, the liability is reduced as payments are made and an imputed finance charge on the liability is recognized using the Group’s incremental borrowing rate of interest.

(15) Non-current assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. The assets or disposal group that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell. The Group recognizes an impairment loss for any initial or subsequent write-down of an asset (or disposal group) to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036, Impairment of Assets.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

(16) Non-derivative financial liabilities

The Group classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement. The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability.

(i)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issue of the financial liability are recognized in profit or loss as incurred.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies, Continued

(16)	Non-derivative financial liabilities, Continued

(ii)	Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the issue of the financial liability. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Group derecognizes a financial liability from the consolidated statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

(17)	Employee benefits

(i)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

(ii)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render the related service. The Group’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

(iii)	Retirement benefits: defined contribution plans

When an employee has rendered service to the Group during a period, the Group recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Group recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

(iv)	Retirement benefits: defined benefit plans

At of the end of reporting period, defined benefits liabilities relating to defined benefit plans are recognized at present value of defined benefit obligations net of fair value of plan assets.

The calculation is performed annually by an independent actuary using the projected unit credit method. When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Group recognizes an asset, to the extent of the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies, Continued

(17)	Employee benefits, Continued

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Group determines net interests on net defined benefit liability (asset) by multiplying discount rate determined at the beginning of the annual reporting period and considers changes in net defined benefit liability (asset) from contributions and benefit payments. Net interest costs and other costs relating to the defined benefit plan are recognized through profit or loss.

When the plan amendment or curtailment occurs, gains or losses on amendment or curtailment in benefits for the past service provided are recognized through profit or loss. The Group recognizes gain or loss on a settlement when the settlement of defined benefit plan occurs.

(v)	Termination benefits

The Group recognizes a liability and expense for termination benefits at the earlier of the period when the Group can no longer withdraw the offer of those benefits and the period when the Group recognizes costs for a restructuring that involves the payment of termination benefits. If benefits are payable more than 12 months after the reporting period, they are discounted to their present value.

(18)	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement is recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement is treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision is used only for expenditures for which the provision was originally recognized.

(19)	Transactions in foreign currencies

(i)	Foreign currency transactions

Transactions in foreign currencies are translated to the functional currency of Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the reporting date’s exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies, Continued

(19)	Transactions in foreign currencies, Continued

Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments.

(ii)	Foreign operations

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus they are expressed in the functional currency of the foreign operation and translated at the closing rate at the reporting date.

When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal. On the partial disposal of a subsidiary that includes a foreign operation, the relevant proportion of such cumulative amount is reattributed to non-controlling interest. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit or loss.

(20)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

When the Group repurchases its own shares, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares. The profits or losses from the purchase, disposal, reissue, or retirement of treasury shares are directly recognized in equity being as transaction with owners

(21)	Hybrid bond

The Group recognizes a financial instrument issued by the Group as an equity instrument if it does not include contractual obligation to deliver financial assets including cash to the counter party.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies, Continued

(22)	Revenue

Revenue from the sale of goods, rendering of services or use of the Group assets is measured at the fair value of the consideration received or receivable. Returns, trade discounts and volume rebates are recognized as a reduction of revenue.

When two or more revenue generating activities or deliverables are sold under a single arrangement, each deliverable that is considered to be a separate unit of account is accounted for separately. The allocation of consideration from a revenue arrangement to its separate units of account is based on the relative fair values of each unit.

(i)	Services rendered

Revenue from cellular services consists of revenue from basic charges, voice charges, data charges, data-roaming services and interconnection charges. Such revenues are recognized as services are performed. Revenues received for the activation of service are deferred and recognized over the average customer retention period.

Revenue from fixed-line services includes domestic and long-distance call charges, international phone connection charges, and broadband internet services. Such revenues are recognized as the related services are performed.

Revenue from other services rendered is recognized in profit or loss in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to surveys of work performed.

(ii)	Goods sold

Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

(iii)	Customer loyalty programmes

For customer loyalty programmes, the fair value of the consideration received or receivable in respect of the initial sale is allocated between the award credits and the other components of the sale. The amount allocated to the award credits is estimated by reference to the fair value of the services to be provided with respect to the redeemable award credits. The fair value of the services to be provided with respect to the redeemable portion of the award credits granted to the customers in accordance with customer loyalty programmes is estimated taking into account the expected redemption rate and timing of the expected redemption. Considerations allocated to the award credits are deferred and revenue is recognized when the award credits are recovered and the Group performs its obligation to provide the service. The amount of revenue recognized is based on the relative size of the total award credits that are expected to be redeemed and the redeemed award credits in exchange for services.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies, Continued

(23)	Finance income and finance costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on disposal of available-for-sale financial assets, changes in fair value of financial assets at fair value through profit or loss, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest rate method. Dividend income is recognized in profit or loss on the date that the Group’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in fair value of financial assets at fair value through profit or loss, and losses on hedging instruments that are recognized in profit or loss. Interest expense on borrowings and debentures are recognized in profit or loss using the effective interest rate method.

(24)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii)	Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Group recognizes a deferred tax liability for all taxable temporary differences, except for the difference associated with investments in subsidiaries and associates that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes a deferred tax asset for all deductible temporary differences to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies, Continued

(24)	Income taxes, Continued

(ii)	Deferred tax, Continued

The Group reviews the carrying amount of a deferred tax asset at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they are intended to be settled current tax liabilities and assets on a net basis. Income tax expense in relation to dividend payments is recognized when liabilities relating to the dividend payments are recognized.

(25)	Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Parent Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees, if any.

(26)	Standards issued but not yet effective

The following new standards are effective for annual periods beginning after January 1, 2016 and earlier application is permitted; however, the Group has not early adopted the following new standards in preparing these financial statements.

1)	K-IFRS No. 1109, Financial Instruments

K-IFRS No. 1109, published on September 25, 2015 which will replace the K-IFRS No. 1039 Financial Instruments: Recognition and Measurement, is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Group currently plans to apply K-IFRS No.1109 in the period beginning on January 1, 2018.

Adoption of K-IFRS No. 1109 will generally be applied retrospectively, except for the following:

•	exemption allowing the Group not to restate comparative information for prior periods with respect to classification and measurement (including impairment) changes; and

•	Prospective application of new hedge accounting except for those specified in K-IFRS 1109 for retrospective application such as accounting for the time value of options and the forward element of forward contracts.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies, Continued

(26)	Standards issued but not yet effective, Continued

1)	K-IFRS No. 1109, Financial Instruments, Continued

Key features of K-IFRS No. 1109 includes new classification and measurement approach for financial assets that reflects the business model in which assets are managed and their cash flow characteristics, impairment model based on changes in expected credit losses, and new approach to hedge qualification and methods for assessing hedge effectiveness.

To ensure smooth implementation of K-IFRS No.1109, the Group needs to assess the financial impact of adopting K-IFRS No. 1109, to formulate the accounting policy, and to design, implement and enhance the accounting system and related controls. The expected quantitative impact of adopting K-IFRS No. 1109 on the Group’s financial statements cannot be reliably estimated because it will be dependent on the financial instruments that the Group holds and economic conditions at that time as well as accounting elections and judgments that it will make in the future.

The Group plans to change the accounting process and internal control and to assess the financial impact on its consolidated financial statements resulting from the adoption of K-IFRS No. 1109 by December 31, 2017. Qualitative impacts on consolidated financial statements upon adoption of K-IFRS No. 1109 are as follows:

i)	Classification and measurement of financial assets

Classification of for financial assets under K-IFRS No. 1109 is driven by the entity’s business model for managing financial assets and their contractual cash flows. This contains three principal classification categories: financial assets measured at amortized cost, fair value through other comprehensive income (FVOCI) and fair value through profit or loss (FVTPL). Derivatives embedded in contracts where the host is a financial asset are never bifurcated. Instead, the hybrid financial instrument as a whole is assessed for classification. Details of the classification based on business models and contractual cash flows are as follows:

Contractual cash flow characteristics
Business model assessment	Solely payments of principal and interest	Others
Hold to collect contractual cash flows	Amortized cost(*1)

Hold to collect contractual cash flows and sell financial assets	FVOCI- measured at fair value (*1)	FVTPL-measured at fair value (*2)

Hold to sell financial assets and others	FVTPL-measured at fair value

(*1)	To eliminate or significantly reduce the accounting mismatch, the Group may irrevocably designate a financial asset as measured at FVTPL using the fair value option at initial recognition.
(*2)	Equity instruments that are not held for trading may be irrevocably designated as FVOCI using the fair value option.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies, Continued

(26)	Standards issued but not yet effective, Continued

1)	K-IFRS 1109, Financial Instruments, Continued

i)	Classification and measurement of financial assets, Continued

As new classification requirements for financial assets under K-IFRS No. 1109 are more stringent than requirements under K-IFRS No. 1039, the adoption of the new standard may result in increase in financial assets designated as FVTPL and higher volatility in profit or loss of the Group. As of December 31, 2016, the Group’s financial assets consist of ￦5,937,507 million of loans and receivables, ￦935,885 million of available-for-sale financial assets, and ￦7,368 million of financial assets at fair value through profit or loss.

A financial asset is measured at amortized cost under K-IFRS No. 1109 if the asset is held by the Group to collect its contractual cash flows and the asset’s contractual cash flows represent solely payments of principal and interest. As of December 31, 2016, the Group has ￦5,937,507 million of loans and receivables measured at amortized cost.

A financial asset is measured at FVOCI under K-IFRS No. 1109 if the objective of the business model is achieved both by collecting contractual cash flows and selling financial assets; and the asset’s contractual cash flows represent solely payments of principal and interest. As of December 31, 2016, the Group has ￦6,755 million of debt instruments classified as available-for-sale financial assets.

Under K-IFRS No. 1109, equity instruments that are not held for trading may be irrevocably designated as FVOCI on initial recognition with no recycling of amounts from OCI to profit and loss. As of December 31, 2016, the Group has ￦929,130 million of available-for-sale equity instruments; and unrealized valuation gain from available-for-sale equity instruments amounting to ￦296,027 million is recycled from OCI to profit or loss during the year ended December 31, 2016.

All other financial assets are measured at FVTPL. As of December 31, 2016, the Group has no debt and equity instruments designated as FVTPL using the fair value option.

ii)	Classification and measurement of financial liabilities

Under K-IFRS No. 1109, for the financial liabilities designated as FVTPL using the fair value option, the element of gains or losses attributable to changes in the own credit risk should normally be recognized in OCI, with the remainder recognized in profit or loss. These amounts recognized in OCI are not recycled to profit or loss even when the liability is derecognized. However, if presentation of the fair value change in respect of the liability’s credit risk in OCI results in or enlarges an accounting mismatch in profit or loss, gains and losses are entirely presented in profit or loss.

Adoption of K-IFRS 1109 may result in decrease in profit or loss, since the amount of fair value changes that is attributable to changes in the credit risk of the liability will be presented in OCI.

As of December 31, 2016, the Group’s total financial liability amounts to ￦12,702,059 million, among which the financial liabilities designated as FVTPL using fair value option amount to ￦59,600 million. Changes in fair value on financial liabilities designated as FVTPL using fair value option amounting to ￦4,018 million was recognized as loss during the year ended December 31, 2016.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies, Continued

(26)	Standards issued but not yet effective, Continued

1)	K-IFRS No. 1109, Financial Instruments, Continued

iii)	Impairment: financial assets and contract assets

The current impairment requirements under K-IFRS No. 1039 are based on an ‘incurred loss model’, where the impairment exists if there is objective evidence as a result of one or more events that occurred after the initial recognition of an asset. However, K-IFRS No. 1109 replaces the incurred loss model in K-IFRS No. 1039 with an ‘expected credit loss model’ which applies to debt instruments measured at amortized cost or at fair value through other comprehensive income.

Under K-IFRS No. 1109, the Group should recognize a loss allowance or provision at an amount equal to 12-month expected credit losses or lifetime expected credit losses for financial assets determined by the extent of probable credit deterioration since initial recognition as explained below. Therefore, the new impairment requirements are expected to result in earlier recognition of credit losses compared to the incurred loss model of K-IFRS No. 1039.

Stages (*1)		Loss allowances
Stage 1	No significant increase in credit risk since initial recognition (*2)	Loss allowances are determined for the amount of the expected credit losses that result from default events that are possible within 12 months after the reporting date.

Stage 2	Significant increase in credit risk since initial recognition	Loss allowances are determined for the amount of the expected credit losses that result from all possible default events over the expected life of the financial instrument.
Stage 3	Objective evidence of credit risk impairment

(*1)	Under K-IFRS No. 1115, Revenue from Contracts with Customers (see note 3 (26) (2)), for trade receivables and contract assets arising with no significant credit risk, loss allowances are recognized at an amount equal to lifetime expected credit losses. However, for trade receivables and contract assets with a significant financing component arising under K-IFRS No. 1115, the Group may choose as its accounting policy to recognize loss allowances at an amount equal to lifetime expected credit losses. In addition, for receivables under lease arrangement, the Group may choose to recognize loss allowances at an amount equal to lifetime expected credit losses.
(*2)	The Group may determine that a financial asset’s credit risk has not increased significantly if the asset has low credit risk at the reporting date.

K-IFRS No. 1109 allows the Group to only recognize the cumulative changes in lifetime expected credit losses since initial recognition as a loss allowance for purchased or originated credit-impaired financial assets at the reporting date. As of December 31, 2016, the Group has ￦5,937,507 million of debt instrument financial assets measured at amortized cost and ￦369,332 million as loss allowances for these assets.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies, Continued

(26)	Standards issued but not yet effective, Continued

1)	K-IFRS No. 1109, Financial Instruments, Continued

iv)	Hedge accounting

K-IFRS No. 1109 maintains the mechanics of hedge accounting from those in K-IFRS No. 1039. However, K-IFRS No. 1109 replaces existing rule-based requirements under K-IFRS No. 1039 that are complex and difficult to apply with principle based requirement focusing more on the Group’s risk management purposes and procedures. Under K-IFRS No. 1109, more hedging instruments and hedged items are permitted and 80%-125% effectiveness requirement is removed.

By complying with the hedging rules in K-IFRS No. 1109, the Group may apply hedge accounting for transactions that currently do not meet the hedging criteria under K-IFRS No. 1039 thereby reducing volatility in profit or loss. As of December 31, 2016, the Group recognized the total amount of ￦2,782,026 million as hedged liabilities that applied hedge accounting and changes in fair value of cash flow hedge in the amount of ￦96,418 million was recognized in OCI for the year ended December 31, 2016.

Upon initial application of K-IFRS No. 1109, the Group may choose as its accounting policy to continue to apply hedge accounting requirements under K-IFRS No. 1039 instead of the requirements in K-IFRS No. 1109. The Group is still in the process of evaluating whether to make such accounting policy election upon adoption date.

2)	K-IFRS No. 1115, Revenue from Contracts with Customers

K-IFRS No. 1115, Revenue from Contracts with Customers, published on November 6, 2015 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. It replaces existing revenue recognition guidance, including K-IFRS No. 1018, Revenue, K-IFRS No. 1011, Construction Contracts, K-IFRS No. 2031, Revenue: Barter Transactions Involving Advertising Services, K-IFRS No. 2113, Customer Loyalty Programmes, K-IFRS No. 2115, Agreements for the Construction of Real Estate, and K-IFRS No. 2118, Transfers of Assets from Customers. The Group plans to adopt K-IFRS No. 1115 on January 1, 2018. In accordance with the requirements in K-IFRS No. 1008, Accounting Policies, Changes in Accounting Estimates and Errors and the transition guidance in K-IFRS No. 1115, the Group is considering to adopt K-IFRS No. 1115 using the retrospective approach.

K-IFRS No. 1018 provides separate revenue recognition criteria by transaction type which include sale of goods, rendering of services, and use of entity assets by others yielding interest, royalties and dividends. However, K-IFRS No. 1115 introduces a five-step model for revenue recognition that focuses on the ‘transfer of control’ rather than the ‘transfer of risks and rewards’. The steps in five-step model are as follows:

•	identification of the contract with a customer;

•	identification of the performance obligations in the contract;

•	determination of the transaction price;

•	allocation of the transaction price to the performance obligations in the contract; and

•	recognition of revenue when (or as) the entity satisfies a performance obligation.

As of December 31, 2016, the Group has not yet changed its accounting process and internal controls related to revenue recognition.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant Accounting Policies, Continued

(26)	Standards issued but not yet effective, Continued

2)	K-IFRS No. 1115, Revenue from Contracts with Customers, Continued

The Group plans to change the accounting process and internal control and to assess the financial impact on its consolidated financial statements resulting from the adoption of K-IFRS No. 1115 by December 31, 2017. The impact of accounting changes on its consolidated financial statements that may arise from the adoption of K-IFRS No. 1115 is expected to include the following:

i)	Identification of the separate performance obligations in the contract

A substantial portion of the Group’s revenues are generated from provision of wireless telecommunications services. K-IFRS No. 1115 requires the Group to evaluate goods or services promised to customers to determine if they are performance obligations other than wireless telecommunications service that should be accounted for separately. The amount and timing of revenue recognition under K-IFRS No. 1105 may be different from those under K-IFRS No. 1018 depending on the conclusion over the existence of separately identifiable performance obligations and the timing of satisfying each performance obligation.

ii)	Allocate the transaction price to the separate performance obligations

In accordance with K-IFRS No. 1115, the Group should allocate the transaction price to each performance obligation in a contract in proportion to their stand-alone selling price. The Group plans to use adjusted market assessment method for estimating the stand-alone selling price. However, in some circumstances, ‘expected cost plus a margin’ approach will be used.

iii)	Incremental costs to acquire a contract

The Group has exclusive contracts with its sales agents to sell the Group’s wireless telecommunications services to subscribers. These agents receive commissions depending on the number of subscribers newly added and retained. The commissions paid to the agents constitute a significant portion of the Group’s operating expenses. Currently, the portion of these commissions that would not have been incurred if there have been no binding contracts with the subscribers are expensed.

Under K-IFRS 1115, incremental costs to acquire a contract and certain costs to fulfill a contract are capitalized and amortized over the period the goods and services are delivered. However, as a practical expedient, the Group plans to expense the incremental cost as incurred if the amortization period of the contract acquisition and fulfillment cost is considered to be not longer than one year.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

4.	Operating Segments

The Group’s operating segments have been identified to be each business unit, by which the Group provides independent services and merchandise. The Group’s reportable segments are cellular services, which include cellular voice service, wireless data service and wireless internet services; fixed-line telecommunication services, which include telephone services, internet services, and leased line services; e-commerce services, which include online commerce services; and all other businesses, which include the Group’s internet portal services and other immaterial operations, each of which does not meet the quantitative threshold to be considered as a reportable segment and are presented collectively as others.

(1)	Segment information for the year ended December 31, 2016 is as follows:

(In millions of won)
	2016
	Cellular Services		Fixed-line telecommu- nication services	E-commerce Services	Others	Sub-total	Adjustments	Total
Total revenue	￦	14,635,720	3,349,905	1,177,323	726,374	19,889,322	(2,797,506)	17,091,816
Inter-segment revenue		1,630,811	698,712	176,007	291,976	2,797,506	(2,797,506)	—
External revenue		13,004,909	2,651,193	1,001,316	434,398	17,091,816	—	17,091,816
Depreciation and amortization		2,262,363	551,811	68,298	59,414	2,941,886	—	2,941,886
Operating profit (loss)		1,799,127	132,459	(365,194)	(30,648)	1,535,744	—	1,535,744
Finance income and costs, net								248,220
Gain relating to investments in associates and joint ventures, net								544,501
Other non-operating income and expense, net								(232,326)
Profit before income tax								2,096,139

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

4.	Operating Segments, Continued

(2)	Segment information for the year ended December 31, 2015 is as follows:

(In millions of won)
	2015
	Cellular Services		Fixed-line telecommu- nication services	E-commerce Services	Others	Sub-total	Adjustments	Total
Total revenue	￦	14,962,689	3,162,712	1,703,278	410,265	20,238,944	(3,102,210)	17,136,734
Inter-segment revenue		1,693,411	668,139	643,299	97,361	3,102,210	(3,102,210)	—
External revenue		13,269,278	2,494,573	1,059,979	312,904	17,136,734	—	17,136,734
Depreciation and amortization		2,174,819	531,106	112,537	26,833	2,845,295	—	2,845,295
Operating profit (loss)		1,678,339	108,252	(6,740)	(71,845)	1,708,006	—	1,708,006
Finance income and costs, net								(246,200)
Gain relating to investments in associates and joint ventures, net								786,140
Other non-operating income and expense, net								(212,581)
Profit before income tax								2,035,365

Since there are no intersegment sales of inventory or depreciable assets, there is no unrealized intersegment profit to be eliminated on consolidation. The Group principally operates its businesses in Korea and the revenue amounts earned outside of Korea are immaterial. Therefore, no entity-wide geographical information is presented.

No single customer contributed 10% or more to the Group’s total revenue for the years ended December 31, 2016 and 2015.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

5.	Restricted Deposits

Deposits which are restricted in use as of December 31, 2016 and 2015 are summarized as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Short-term financial instruments(*)	￦	90,278	82,469
Long-term financial instruments(*)		937	10,596

	￦	91,215	93,065

(*)	Financial instruments include charitable trust fund established by the Group where profits from the fund are donated to charitable institutions. As of December 31, 2016, the funds cannot be withdrawn before maturity.

6.	Trade and Other Receivables

(1)	Details of trade and other receivables as of December 31, 2016 and 2015 are as follows:

(In millions of won)	December 31, 2016
	Gross amount		Allowances for doubtful accounts	Carrying amount
Current assets:
Accounts receivable – trade	￦	2,482,502	(241,576)	2,240,926
Short-term loans		59,526	(547)	58,979
Accounts receivable – other		1,200,421	(78,977)	1,121,444
Accrued income		2,780	—	2,780
Others		3,937	—	3,937

		3,749,166	(321,100)	3,428,066
Non-current assets:
Long-term loans		113,456	(47,980)	65,476
Long-term accounts receivable—other		149,669	—	149,669
Guarantee deposits		298,964	—	298,964
Long-term accounts receivable—trade		20,637	(252)	20,385

		582,726	(48,232)	534,494

	￦	4,331,892	(369,332)	3,962,560

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

6.	Trade and Other Receivables, Continued

(1)	Details of trade and other receivables as of December 31, 2016 and 2015 are as follows, Continued:

(In millions of won)	December 31, 2015
	Gross amount		Allowances for doubtful accounts	Carrying amount
Current assets:
Accounts receivable – trade	￦	2,583,558	(238,691)	2,344,867
Short-term loans		54,377	(482)	53,895
Accounts receivable – other		752,731	(78,992)	673,739
Accrued income		10,753	—	10,753
Others		1,861	—	1,861

		3,403,280	(318,165)	3,085,115
Non-current assets:
Long-term loans		87,501	(25,047)	62,454
Long-term accounts receivable – other		2,420	—	2,420
Guarantee deposits		297,281	—	297,281
Long-term accounts receivable – trade		46,047	(804)	45,243

		433,249	(25,851)	407,398

	￦	3,836,529	(344,016)	3,492,513

(2)	Changes in allowances for doubtful accounts of trade and other receivables for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Balance at January 1	￦	344,016	328,191
Bad debt expense		78,132	75,773
Write-offs		(79,891)	(87,798)
Other		27,075	27,850

Balance at December 31	￦	369,332	344,016

(3)	Details of overdue but not impaired, and impaired trade and other receivable as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016			December 31, 2015
	Accounts receivable - trade		Other receivables	Accounts receivable - trade	Other receivables
Neither overdue nor impaired	￦	1,715,966	1,617,349	1,841,442	1,053,096
Overdue but not impaired		41,613	5,663	77,008	5,155
Impaired		745,560	205,741	711,155	148,673

		2,503,139	1,828,753	2,629,605	1,206,924
Allowances for doubtful accounts		(241,828)	(127,504)	(239,495)	(104,521)

	￦	2,261,311	1,701,249	2,390,110	1,102,403

The Group establishes allowances for doubtful accounts based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period, past customer default experience, customer credit status, and economic and industrial factors.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

6.	Trade and Other Receivables, Continued

(4)	The aging of overdue but not impaired accounts receivable as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016			December 31, 2015
	Accounts receivable - trade		Other receivables	Accounts receivable - trade	Other receivables
Less than 1 month	￦	11,543	2,838	20,908	2,770
1 ~ 3 months		9,144	140	21,941	924
3 ~ 6 months		4,643	1	7,043	265
More than 6 months		16,283	2,684	27,116	1,196

	￦	41,613	5,663	77,008	5,155

7.	Inventories

Details of inventories as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016				December 31, 2015
	Acquisition cost		Write- down	Carrying amount	Acquisition cost	Write- down	Carrying amount
Merchandise	￦	232,871	(6,913)	225,958	247,294	(5,064)	242,230
Finished goods		1,931	(363)	1,568	3,530	(179)	3,351
Work in process		2,895	(347)	2,548	1,976	(149)	1,827
Raw materials and supplies		31,141	(1,369)	29,772	27,296	(1,148)	26,148

	￦	268,838	(8,992)	259,846	280,096	(6,540)	273,556

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

8.	Investment Securities

(1)	Details of short-term investment securities as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Beneficiary certificates(*)	￦	107,364	92,262

(*)	The income distributable in relation to beneficiary certificates as of December 31, 2016 were accounted for as accrued income.

(2)	Details of long-term investment securities as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Equity securities:
Marketable equity securities(*1)	￦	526,363	897,958
Unlisted equity securities(*2)		95,300	96,899
Equity investments(*2)		200,103	207,916

		821,766	1,202,773
Debt securities:
Investment bonds		6,755	4,453

	￦	828,521	1,207,226

(*1)	During the year ended December 31, 2016, the Group sold 3,793,756 shares of Loen Entertainment, Inc. to Kakao Corp. in exchange for 1,357,367 shares of Kakao Corp. and ￦218,037 million in cash. In connection with the sale of Loen Entertainment shares, the Group recognized gain on disposal of long-term investment securities amounting to ￦314,745 million.

The Group recognized gain on disposal amounting to ￦138,779 million as the Group disposed its entire marketable equity securities of POSCO Co., Ltd. for ￦305,110 million of cash during the year ended December 31, 2016.

(*2)	Unlisted equity securities and equity investments whose fair value cannot be measured reliably are recorded at cost.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

9.	Business Combination

During the year ended December 31, 2016, the Parent Company distributed its entire ownership interests in Neosnetworks Co., Ltd. to SK Telink Co., Ltd., a subsidiary of the Parent Company as contribution in kind. Neosnetworks Co., Ltd. became a wholly owned subsidiary of SK Telink Co., Ltd. As this transaction is a business combination under common control, SK Telink Co., Ltd. recognized the book value of the assets and liabilities of Neosnetworks Co., Ltd. in its financial statements. There’s no effect on the assets and liabilities of the consolidated financial statements.

10.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures accounted for using the equity method as of December 31, 2016 and 2015 are as follows:

(In millions of won)		December 31, 2016			December 31, 2015
	Country	Ownership (%)	Carrying amount		Ownership (%)	Carrying amount
Investments in associates:
SK China Company Ltd.(*1)	China	9.6	￦	46,354	9.6	￦	43,814
Korea IT Fund(*2)	Korea	63.3		263,850	63.3		260,456
KEB HanaCard Co., Ltd.(*1)	Korea	15.0		265,798	15.0		254,177
Candle Media Co., Ltd.(*3)	Korea	—		—	35.1		20,144
NanoEnTek, Inc.	Korea	28.5		39,514	28.6		45,008
SK Industrial Development China Co., Ltd.	Hong Kong	21.0		74,717	21.0		86,324
SK Technology Innovation Company	Cayman	49.0		47,488	49.0		45,891
HappyNarae Co., Ltd.	Korea	42.5		17,236	42.5		17,095
SK hynix Inc.	Korea	20.1		6,132,122	20.1		5,624,493
SK MENA Investment B.V.	Netherlands	32.1		15,451	32.1		14,929
SKY Property Mgmt. Ltd.	Virgin Island	33.0		263,225	33.0		251,166
Xinan Tianlong Science and Technology Co., Ltd.	China	49.0		25,880	49.0		25,767
Daehan Kanggun BcN Co., Ltd. and others	—	—		127,174	—		161,058

Sub-total				7,318,809			6,850,322

Investments in joint ventures:
Dogus Planet, Inc.(*4,5)	Turkey	50.0		20,081	50.0		15,118
PT. Melon Indonesia(*3,5)	Indonesia	—		—	49.0		4,339
Celcom Planet(*2,4,5)	Malaysia	51.0		2,851	51.0		3,406
PT XL Planet Digital(*4,5)	Indonesia	50.0		27,512	50.0		23,108
Finnq Co. Ltd.(*6)	Korea	49.0		24,174	—		—
12CM GLOBAL PTE. LTD.(*7)	Singapore	62.7		10,896	—		—

Sub-total				85,514			45,971

Total			￦	7,404,323		￦	6,896,293

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

10.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures accounted for using the equity method as of December 31, 2016 and 2015 are as follows, Continued:

(*1)	These investments were classified as investments in associates as the Group can exercise significant influence through its right to appoint the members of board of directors even though the Group has less than 20% of equity interests.
(*2)	Classified as investment in associates or joint ventures as the Group does not have control over investments under the contractual agreement.
(*3)	These investments were disposed during the year ended December 31, 2016.
(*4)	The carrying amount has increased due to additional investment during the year ended December 31, 2016. There was no change in ownership percentage as a result of this additional investment.
(*5)	The ownership interest is owned by SK Planet Co., Ltd.
(*6)	Investment in Finnq Co. Ltd., a company newly established and changed its name from HanaSK Fintech Co., Ltd. to Finnq Co. Ltd., during the year ended December 31, 2016, was classified as investment in joint venture as the Group has joint control pursuant to the agreement with the other shareholder.
(*7)	The Group acquired 62.7% of equity interests in 12CM GLOBAL PTE. LTD. during the year ended December 31, 2016. Investment in 12CM GLOBAL PTE. LTD. was classified as investment in joint venture as the Group has joint control pursuant to the agreement with the other shareholder.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

10.	Investments in Associates and Joint Ventures, Continued

(2)	The market price of investments in listed associates as of December 31, 2016 and 2015 are as follows:

(In millions of won, except for share data)
	December 31, 2016				December 31, 2015
	Market value per share (in won)		Number of shares	Fair value	Market value per share (in won)	Number of shares	Fair value
NanoEnTek, Inc.	￦	5,020	6,960,445	34,941	7,300	6,960,445	50,811
SK hynix Inc.		44,700	146,100,000	6,530,670	30,750	146,100,000	4,492,575

(3) The financial information of significant associates as of and for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	As of December 31, 2016
	SK hynix Inc.		KEB HanaCard Co., Ltd.	SKY Property Mgmt. Ltd.	Korea IT Fund
Current assets	￦	9,838,982	6,868,387	181,469	166,349
Non-current assets		22,377,044	239,758	458,690	250,257
Current liabilities		4,160,849	1,219,327	12,423	—
Non-current liabilities		4,031,647	4,476,979	45,136	—

	2016
Revenue		17,197,975	1,413,077	64,894	28,839
Profit for the year		2,960,483	75,595	52,404	23,469
Other comprehensive income (loss)		28,844	(154)	(14,188)	(8,506)
Total comprehensive income		2,989,327	75,441	38,216	14,963

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

10.	Investments in Associates and Joint Ventures, Continued

(3)	The financial information of significant associates as of and for the years ended December 31, 2016 and 2015 are as follows, Continued:

(In millions of won)
	As of and for the year ended December 31, 2015
	SK hynix Inc.		KEB HanaCard Co., Ltd.	SKY Property Mgmt. Ltd.	Korea IT Fund
Current assets	￦	9,760,030	6,228,076	176,517	152,070
Non-current assets		19,917,876	509,579	650,661	259,176
Current liabilities		4,840,698	1,103,873	242,002	—
Non-current liabilities		3,449,505	4,297,289	39,154	—

	2015
Revenue		18,797,998	1,472,830	89,161	30,875
Profit for the year		4,323,595	10,119	19,722	21,655
Other comprehensive income (loss)		40,215	(547)	(11,872)	15,651
Total comprehensive income		4,363,810	9,572	7,850	37,306

(4)	The condensed financial information of joint ventures as of and for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	As of and for the year ended December 31, 2016
	Dogus Planet, Inc.		PT XL Planet Digital	Celcom Planet	Finnq Co. Ltd.	12CM GLOBAL PTE. LTD.
Current assets	￦	46,433	20,077	13,445	48,699	12,061
Cash and cash equivalents		45,839	14,985	11,771	48,408	12,061
Non-current assets		20,218	50,765	7,341	673	727
Current liabilities		26,417	14,513	15,196	138	725
Accounts payable, other payables and provision		1,971	10,306	9,406	15	—
Non-current liabilities		72	1,305	—	784	—

	2016
Revenue		53,864	9,492	6,511	—	—
Depreciation and amortization		(5,299)	(940)	(2,150)	(12)	—
Interest income		394	267	134	182	—
Interest expense		(2,139)	—	—	—	—
Income tax benefit		—	51	—	—	—
Loss for the period		(22,017)	(49,438)	(41,742)	(829)	(22)
Total comprehensive income (loss)		(22,017)	(49,438)	(41,742)	(829)	(22)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

10.	Investments in Associates and Joint Ventures, Continued

(4)	The condensed financial information of joint ventures as of and for the years ended December 31, 2016 and 2015 are as follows, Continued:

(In millions of won)	As of and for the year ended December 31, 2015
	Dogus Planet, Inc.		PT. Melon Indonesia	PT XL Planet Digital	Celcom Planet
Current assets	￦	46,248	12,805	9,500	21,416
Cash and cash equivalents		8,091	4,027	5,034	19,371
Non-current assets		18,088	2,657	46,013	5,519
Current liabilities		34,022	6,416	8,583	20,257
Account payable, other payables and provision		4,317	3,396	3,648	5,889
Non-current liabilities		78	140	714	—

	2015
Revenue		38,944	17,094	5,536	1,647
Depreciation and amortization		(5,318)	(132)	(2,746)	(1,332)
Interest income		465	288	525	345
Income tax benefit		—	—	7,025	—
Loss for the year		(32,713)	1,853	(21,381)	(25,881)
Total comprehensive loss		(32,713)	1,853	(21,381)	(25,881)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

10.	Investments in Associates and Joint Ventures, Continued

(5)	Reconciliations of financial information of significant associates to carrying amounts of investments in associates in the consolidated financial statements as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Associates:
SK hynix Inc.(*1,2)	￦	24,016,955	20.1	4,970,267	1,161,855	6,132,122
KEB HanaCard Co., Ltd.		1,411,839	15.0	211,776	54,022	265,798
SKY Property Mgmt. Ltd.(*1)		576,785	33.0	190,339	72,886	263,225
Korea IT Fund		416,606	63.3	263,850	—	263,850

(In millions of won)
	December 31, 2015
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Associates:
SK hynix Inc.(*1,2)	￦	21,386,863	20.1	4,425,794	1,198,699	5,624,493
KEB HanaCard Co., Ltd.		1,336,493	15.0	200,474	53,703	254,177
SKY Property Mgmt. Ltd.(*1)		537,847	33.0	177,490	73,676	251,166
Korea IT Fund		411,246	63.3	260,456	—	260,456

(*1)	Net assets of these entities represent net assets excluding those attributable to their non-controlling interests.
(*2)	The ownership interest is based on the number of shares owned by the Parent Company as divided by the total shares issued by the investee company. The Group applied the equity method using the effective ownership interest of 20.69% which is based on the number of shares owned by the Parent Company and the total issued shares outstanding less investee’s treasury shares.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

10.	Investments in Associates and Joint Ventures, Continued

(6)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)	2016
	Beginning balance		Acquisition and disposition	Share of profit (loss)	Other compre- hensive income (loss)	Impair- ment loss	Other increase (decrease)	Ending balance
Investments in associates
SK China Company Ltd.	￦	43,814	—	2,257	283	—	—	46,354
Korea IT Fund(*1)		260,456	—	14,864	(5,388)	—	(6,082)	263,850
KEB HanaCard Co., Ltd.		254,177	—	11,658	(37)	—	—	265,798
Candle Media Co., Ltd.		20,144	(18,860)	(673)	(611)	—	—	—
NanoEnTek, Inc.		45,008	—	(3,950)	(1,544)	—	—	39,514
SK Industrial Development China Co., Ltd.		86,324	—	(6,298)	(5,309)	—	—	74,717
SK Technology Innovation Company		45,891	—	162	1,435	—	—	47,488
HappyNarae Co., Ltd.		17,095	—	240	(99)	—	—	17,236
SK hynix Inc.(*1)		5,624,493	—	572,086	8,593	—	(73,050)	6,132,122
SK MENA Investment B.V.		14,929	—	63	459	—	—	15,451
SKY Property Mgmt. Ltd.		251,166	—	16,066	(4,007)	—	—	263,225
Xinan Tianlong Science and Technology Co., Ltd.		25,767	—	113	—	—	—	25,880
Daehan Kanggun BcN Co., Ltd. and others		161,058	(14,659)	(13,325)	754	(6,972)	318	127,174

Sub-total		6,850,322	(33,519)	593,263	(5,471)	(6,972)	(78,814)	7,318,809

Investments in joint ventures
Dogus Planet, Inc.		15,118	18,722	(11,008)	(2,751)	—	—	20,081
PT. Melon Indonesia(*2)		4,339	(3,488)	918	(1,769)	—	—	—
Celcom Planet		3,406	20,734	(21,289)	—	—	—	2,851
PT XL Planet Digital		23,108	29,123	(24,719)	—	—	—	27,512
Finnq Co. Ltd		—	24,580	(406)	—	—	—	24,174
12CM GLOBAL PTE. LTD.		—	10,896	—	—	—	—	10,896

Sub-total		45,971	100,567	(56,504)	(4,520)	—	—	85,514

Total	￦	6,896,293	67,048	536,759	(9,991)	(6,972)	(78,814)	7,404,323

(*1)	Dividends received from the associate are deducted from the carrying amount during the year ended December 31, 2016.
(*2)	During the year ended December 31, 2016, the Group disposed of all shares of PT. Melon Indonesia and recognized gain on disposal of ￦11,634 million.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

10.	Investments in Associates and Joint Ventures, Continued

(6)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the year ended December 31, 2016 and 2015 are as follows, Continued:

(In millions of won)	2015
	Beginning balance		Acquisition and disposition	Share of profit (loss)	Other compre- hensive income (loss)	Impair- ment loss	Other increase (decrease)	Ending balance
Investments in associates
SK China Company Ltd.	￦	35,817	—	4,361	3,636	—	—	43,814
Korea IT Fund(*)		240,676	—	11,971	9,912	—	(2,103)	260,456
KEB HanaCard Co., Ltd.		425,140	(174,475)	3,275	237	—	—	254,177
Candle Media Co., Ltd.		19,486	—	550	70	—	38	20,144
NanoEnTek, Inc.		36,527	10,000	(1,649)	130	—	—	45,008
SK Industrial Development China Co., Ltd.		79,394	—	3,380	3,550	—	—	86,324
Packet One Network		53,670	—	(8,714)	(3,030)	—	(41,926)	—
SK Technology Innovation Company		44,052	—	(2,907)	4,746	—	—	45,891
HappyNarae Co., Ltd.		15,551	—	1,589	(45)	—	—	17,095
SK hynix Inc.(*)		4,849,159	—	842,086	(22,922)	—	(43,830)	5,624,493
SK MENA Investment B.V.		14,015	—	3	911	—	—	14,929
SKY Property Mgmt. Ltd.		248,534	—	6,408	(3,776)	—	—	251,166
Xinan Tianlong Science and Technology Co., Ltd.		25,874	—	(107)	—	—	—	25,767
Daehan Kanggun BcN Co., Ltd. and others(*)		158,725	12,320	(15,726)	1,689	(1,305)	5,355	161,058

Sub-total		6,246,620	(152,155)	844,520	(4,892)	(1,305)	(82,466)	6,850,322

Investments in joint ventures
Dogus Planet, Inc.		11,441	16,419	(16,357)	3,615	—	—	15,118
PT. Melon Indonesia		3,564	—	908	(133)	—	—	4,339
Television Media Korea Ltd.		6,944	(6,712)	(232)	—	—	—	—
Celcom Planet		16,605	—	(13,199)	—	—	—	3,406
PT XL Planet Digital		12,914	20,884	(10,690)	—	—	—	23,108

Sub-total		51,468	30,591	(39,570)	3,482	—	—	45,971

Total	￦	6,298,088	(121,564)	804,950	(1,410)	(1,305)	(82,466)	6,896,293

(*)	Dividends paid by the associate are deducted from the carrying amount during the year ended December 31, 2015.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

10.	Investments in Associates and Joint Ventures, Continued

(7)	The Group discontinued the application of equity method to the following investees due to their carrying amounts being reduced to zero. The details of cumulative unrecognized equity method losses as of December 31, 2016 are as follows:

(In millions of won)	Unrecognized loss(profit)			Unrecognized change in equity
	Year ended December 31, 2016		Cumulative loss	Year ended December 31, 2016	Cumulative loss
Wave City Development Co., Ltd.	￦	(1,248)	3,290	—	—
Daehan Kanggun BcN Co., Ltd. and others		4,281	10,791	—	365

	￦	3,033	14,081	—	365

11.	Property and Equipment

(1)	Property and equipment as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	￦	835,909	—	—	835,909
Buildings		1,604,863	(704,891)	—	899,972
Structures		812,010	(453,055)	—	358,955
Machinery		29,705,088	(22,667,047)	(1,991)	7,036,050
Other		1,701,794	(1,138,303)	(457)	563,034
Construction in progress		680,292	—	—	680,292

	￦	35,339,956	(24,963,296)	(2,448)	10,374,212

(In millions of won)
	December 31, 2015
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	￦	812,947	—	—	812,947
Buildings		1,563,069	(651,940)	—	911,129
Structures		763,122	(418,901)	—	344,221
Machinery		28,624,842	(21,281,400)	(1,433)	7,342,009
Other		1,511,304	(1,036,780)	(1,086)	473,438
Construction in progress		487,512	—	—	487,512

	￦	33,762,796	(23,389,021)	(2,519)	10,371,256

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

11.	Property and Equipment, Continued

(2)	Changes in property and equipment for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016
	Beginning balance		Acquisition	Disposal	Reclassifi- cation(*)	Depreciation	Impairment	Ending balance
Land	￦	812,947	2,464	(3,514)	24,012	—	—	835,909
Buildings		911,129	4,637	(9,176)	43,910	(50,528)	—	899,972
Structures		344,221	33,802	(33)	15,145	(34,180)	—	358,955
Machinery		7,342,009	660,629	(45,672)	1,234,737	(2,152,725)	(2,928)	7,036,050
Other		473,438	807,047	(6,052)	(568,644)	(142,700)	(55)	563,034
Construction in progress		487,512	1,154,424	(9,710)	(951,934)	—	—	680,292

	￦	10,371,256	2,663,003	(74,157)	(202,774)	(2,380,133)	(2,983)	10,374,212

(*)	Includes reclassification to intangible assets.

(In millions of won)
	2015
	Beginning balance		Acquisition	Disposal	Reclassifi- cation	Deprecia- tion	Impairment	Business combination	Change of consolida- tion scope	Ending balance
Land	￦	766,780	6,629	(2,031)	41,569	—	—	—	—	812,947
Buildings		933,867	6,042	(6,839)	27,500	(49,441)	—	—	—	911,129
Structures		352,789	9,776	(57)	16,104	(34,391)	—	—	—	344,221
Machinery		7,310,815	645,986	(22,518)	1,538,235	(2,133,193)	(524)	3,208	—	7,342,009
Other		499,050	786,531	(16,721)	(652,022)	(143,288)	(4)	—	(108)	473,438
Construction in progress		704,400	1,063,169	(1,522)	(1,271,762)	—	(6,773)	—	—	487,512

	￦	10,567,701	2,518,133	(49,688)	(300,376)	(2,360,313)	(7,301)	3,208	(108)	10,371,256

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

12.	Investment Property

(1)	There are no investment property as of December 31, 2016. Investment property as of December 31, 2015 are as follows:

(In millions of won)
	December 31, 2015
	Acquisition cost		Accumulated depreciation	Carrying amount
Land	￦	10,634	—	10,634
Buildings		7,531	(3,094)	4,437

	￦	18,165	(3,094)	15,071

(2)	Changes in investment properties for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016
	Beginning balance		Reclassification(*)	Depreciation	Ending balance
Land	￦	10,634	(10,634)	—	—
Buildings		4,437	(4,334)	(103)	—

	￦	15,071	(14,968)	(103)	—

(*)	Includes reclassification to property and equipment.

(In millions of won)
	2015
	Beginning balance		Reclassification	Depreciation	Ending balance
Land	￦	10,418	216	—	10,634
Buildings		4,579	98	(240)	4,437

	￦	14,997	314	(240)	15,071

(3)	Fair value of investment properties as of December 31, 2015 are as follows:

(In millions of won)
	December 31, 2015
	Carrying amount		Fair value
Land	￦	10,634	6,009
Buildings		4,437	4,261

	￦	15,071	10,270

The fair value of investment properties was determined on the comparative market analysis by an independent appraisal company.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

12.	Investment Property, Continued

(4)	Income and expenses from investment property for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Rent revenue	￦	386	850
Operating expense		(114)	(240)

13.	Goodwill

(1)	Goodwill as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Goodwill related to acquisition of Shinsegi Telecom, Inc.	￦	1,306,236	1,306,236
Goodwill related to acquisition of SK Broadband Co., Ltd.		358,443	358,443
Other goodwill		267,773	243,911

	￦	1,932,452	1,908,590

Goodwill is allocated to the following CGUs for the purpose of impairment testing.

•	goodwill related to Shinsegi Telecom, Inc.(*1): cellular services;

•	goodwill related to SK Broadband Co., Ltd.(*2): fixed-line telecommunication services; and

•	other goodwill: other.

(*1)	Goodwill related to acquisition of Shinsegi Telecom, Inc.

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 4.9% to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of 0.3% was applied for the cash flows expected to be incurred after five years and is not expected to exceed the Group’s long-term wireless telecommunication business growth rate. Management of the Group does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to reasonably possible changes from the major assumptions used to estimate the recoverable amount.

(*2)	Goodwill related to acquisition of SK Broadband Co., Ltd.

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 5.0% to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of 1.0% was applied for the cash flows expected to be incurred after five years and is not expected to exceed the Group’s long-term wireless telecommunication business growth rate. Management of the Group does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to reasonably possible changes from the major assumptions used to estimate the recoverable amount.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

13.	Goodwill, Continued

(2)	Details of the changes in goodwill for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Beginning balance	￦	1,908,590	1,917,595
Acquisition		19,974	1,758
Impairment loss		—	(19,245)
Other		3,888	8,482

	￦	1,932,452	1,908,590

Accumulated impairment losses as of December 31, 2016 and 2015 are ￦17,269 million.

14.	Intangible Assets

(1)	Intangible assets as of December 31, 2016 and 2015 are as follows:

(In millions of won)	December 31, 2016
	Acquisition cost		Accumulated amortization	Accumulated impairment	Carrying amount
Frequency usage rights	￦	4,843,955	(2,263,127)	—	2,580,828
Land usage rights		65,148	(44,314)	—	20,834
Industrial rights		160,897	(39,697)	—	121,200
Development costs		141,727	(136,446)	(410)	4,871
Facility usage rights		151,906	(110,118)	—	41,788
Customer relations		19,742	(13,090)	—	6,652
Club memberships(*1)		113,161	—	(39,122)	74,039
Other(*2)		3,315,921	(2,386,992)	(2,787)	926,142

	￦	8,812,457	(4,993,784)	(42,319)	3,776,354

(In millions of won)	December 31, 2015
	Acquisition cost		Accumulated amortization	Accumulated impairment	Carrying amount
Frequency usage rights	￦	3,033,879	(1,930,362)	—	1,103,517
Land usage rights		74,217	(47,641)	—	26,576
Industrial rights		159,926	(43,384)	—	116,542
Development costs		140,226	(132,754)	—	7,472
Facility usage rights		149,841	(101,822)	—	48,019
Customer relations		16,528	(9,353)	—	7,175
Club memberships(*1)		126,622	—	(35,115)	91,507
Other(*2)		3,101,622	(2,197,646)	—	903,976

	￦	6,802,861	(4,462,962)	(35,115)	2,304,784

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

14.	Intangible Assets, Continued

(1)	Intangible assets as of December 31, 2016 and 2015 are as follows, Continued:

(*1)	Club memberships are classified as intangible assets with indefinite useful life and are not amortized.
(*2)	Other intangible assets primarily consist of computer software and usage rights to a research facility which the Group built and donated, and the Group is given rights-to-use for a definite number of years in turn.

(2) Details of the changes in intangible assets for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016
	Beginning balance		Acquisition	Disposal	Reclassi- fication (*2)	Amortiza- tion	Impair- ment(*3)	Business combina- tion	Ending balance
Frequency usage rights(*1)	￦	1,103,517	1,810,076	—	—	(332,765)	—	—	2,580,828
Land usage rights		26,576	5,338	(1,921)	—	(9,159)	—	—	20,834
Industrial rights		116,542	6,226	(148)	5,004	(6,424)	—	—	121,200
Development costs		7,472	1,404	—	338	(3,933)	(410)	—	4,871
Facility usage rights		48,019	2,181	(50)	231	(8,593)	—	—	41,788
Customer relations		7,175	499	—	—	(4,051)	—	3,029	6,652
Club memberships		91,507	7,983	(7,624)	—	—	(17,827)	—	74,039
Other		903,976	141,045	(20,306)	228,110	(323,397)	(3,286)	—	926,142

	￦	2,304,784	1,974,752	(30,049)	233,683	(688,322)	(21,523)	3,029	3,776,354

(*1)	During the year ended December 31, 2016, the Parent Company acquired the frequency right for bandwidth blocs in the 2.6 GHz band for ￦1,330,100 million at the spectrum auction held by the Ministry of Science, ICT and Future Planning (MSIP) of Korea and made the initial payment in accordance with the terms of the agreement in August 2016. The remaining consideration will be paid on an annual installment basis for 10 years from August 2016. In addition, the Parent Company extended frequency usage rights for 2.1 GHz band for ￦568,500 million with the initial payment made to MSIP during the year ended December 31, 2016. The remaining consideration will be paid on an annual installment basis for 5 years from December 2016.
(*2)	Includes reclassification from advance payments and property and equipment.
(*3)	The Group recognized the difference between recoverable amount and the carrying amount of intangible assets, amounting to ￦21,523 million as impairment loss for the year ended December 31, 2016.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

14.	Intangible Assets, Continued

(2)	Details of the changes in intangible assets for the years ended December 31, 2016 and 2015 are as follows, Continued:

(In millions of won)
	2015
	Beginning balance		Acquisition	Disposal	Reclassification	Amortiza- tion	Impair- ment(*)	Business combination	Change of consolida- tion scope	Ending balance
Frequency usage rights	￦	1,384,044	—	—	—	(280,527)	—	—	—	1,103,517
Land usage rights		25,353	11,956	(1,314)	—	(9,419)	—	—	—	26,576
Industrial rights		107,760	5,878	(22)	8,935	(6,009)	—	—	—	116,542
Development costs		8,331	3,737	—	23	(4,563)	(56)	—	—	7,472
Facility usage rights		52,636	2,721	(23)	1,177	(8,492)	—	—	—	48,019
Customer relations		6,404	—	—	—	(4,689)	—	8,486	(3,026)	7,175
Club memberships		94,119	1,137	(1,802)	68	—	(2,015)	—	—	91,507
Other		805,347	103,137	(1,772)	323,933	(319,234)	(7,228)	—	(207)	903,976

	￦	2,483,994	128,566	(4,933)	334,136	(632,933)	(9,299)	8,486	(3,233)	2,304,784

(*)	The Group recognized the difference between recoverable amount and the carrying amount of intangible assets, amounting to ￦9,299 million as impairment loss for the year ended December 31, 2015.

(3)	Research and development expenditures recognized as expense for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
Research and development costs expensed as incurred	￦	344,787	315,790

(4)	The carrying amount and residual useful lives of frequency usage rights as of December 31, 2016 are as follows, all of which are depreciated on a straight-line basis:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
800MHz license	￦	182,448	Frequency usage rights relating to CDMA and LTE service	Jul. 2011	Jun. 2021
1.8GHz license		628,100	Frequency usage rights relating to LTE service	Sept. 2013	Dec. 2021
WiBro license		5,306	WiBro service	Mar. 2012	Mar. 2019
2.6GHz license		1,214,190	Frequency usage rights relating to LTE service	Sept. 2016	Dec. 2026
2.1GHz license		550,784	Frequency usage rights relating to W-CDMA and LTE service	Dec. 2016	Dec. 2021

	￦	2,580,828

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

15.	Borrowings and Debentures

(1)	Short-term borrowings as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	Lender	Annual interest rate (%)	December 31, 2016		December 31, 2015
Commercial Papers	KTB Investment and Securities Co., Ltd., etc.	1.76~1.84	￦	—	220,000
Short-term borrowings	Woori Bank	2.88		2,614	40,000

			￦	2,614	260,000

(2)	Long-term borrowings as of December 31, 2016 and 2015 are as follows:

(In millions of won and thousands of U.S. dollars)
Lender	Annual interest rate (%)	Maturity	December 31, 2016		December 31, 2015
Kookmin Bank	1.98	Jun. 15, 2016	￦	—	1,625
Shinhan Bank	6M bank debenture rate+1.58	Apr. 30, 2016		—	10,000
Kookmin Bank	1.29	Mar. 15, 2017		500	2,498
Kookmin Bank	1.29	Mar. 15, 2018		3,583	6,450
Korea Development Bank(*1)	3.32	Jul. 30 ,2019		35,750	39,000
Korea Development Bank(*1)	2.94	Jul. 30 ,2019		9,167	10,000
Korea Development Bank	2.32	Dec. 20, 2021		49,000	—
Export Kreditnamnden(*2)	1.70	Apr. 29, 2022		76,493	87,685
				(USD 63,296)	(USD 74,817)

Sub-total				174,493	157,258
Less present value discount				(1,586)	(2,124)

				172,907	155,134
Less current installments				(33,191)	(33,581)

			￦	139,716	121,553

(*1)	In November 2016, SK Broadband Co., Ltd. agreed to refinance these fixed rate borrowings with floating-rate borrowings on January 30, 2017 and entered into a floating-to-fixed interest rate swap agreement to mitigate the interest rate risk that will arise from floating-rate borrowings.
(*2)	Prior to 2015, the Group obtained long-term borrowings from Export Kreditnamnden, an export credit agency. The long-term borrowings are to be repaid by installments on an annual basis from 2014 to 2022.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

15.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2016 and 2015 are as follows:

(In millions of won, thousands of U.S. dollars and thousands of other currencies)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2016		December 31, 2015
Unsecured private bonds	Refinancing fund	2016	5.00	￦	—	200,000
Unsecured private bonds	Other fund	2018	5.00		200,000	200,000
Unsecured private bonds		2016	5.54		—	40,000
Unsecured private bonds		2016	5.92		—	230,000
Unsecured private bonds	Operating fund	2016	3.95		—	110,000
Unsecured private bonds		2021	4.22		190,000	190,000
Unsecured private bonds	Operating and refinancing fund	2019	3.24		170,000	170,000
Unsecured private bonds		2022	3.30		140,000	140,000
Unsecured private bonds		2032	3.45		90,000	90,000
Unsecured private bonds	Operating fund	2023	3.03		230,000	230,000
Unsecured private bonds		2033	3.22		130,000	130,000
Unsecured private bonds		2019	3.30		50,000	50,000
Unsecured private bonds		2024	3.64		150,000	150,000
Unsecured private bonds(*1)		2029	4.72		59,600	54,695
Unsecured private bonds	Refinancing fund	2019	2.53		160,000	160,000
Unsecured private bonds		2021	2.66		150,000	150,000
Unsecured private bonds		2024	2.82		190,000	190,000
Unsecured private bonds	Operating and refinancing fund	2022	2.40		100,000	100,000
Unsecured private bonds		2025	2.49		150,000	150,000
Unsecured private bonds		2030	2.61		50,000	50,000
Unsecured private bonds	Operating fund	2018	1.89		90,000	90,000
Unsecured private bonds		2025	2.66		70,000	70,000
Unsecured private bonds		2030	2.82		90,000	90,000
Unsecured private bonds(*1,2)		2030	3.40		—	50,485
Unsecured private bonds	Operating and refinancing fund	2018	2.07		80,000	80,000
Unsecured private bonds		2025	2.55		100,000	100,000
Unsecured private bonds		2035	2.75		70,000	70,000
Unsecured private bonds(*1,2)		2030	3.10		—	50,524
Unsecured private bonds	Operating fund	2019	1.65		70,000	—
Unsecured private bonds		2021	1.80		100,000	—
Unsecured private bonds		2026	2.08		90,000	—
Unsecured private bonds		2036	2.24		80,000	—
Unsecured private bonds		2019	1.62		50,000	—
Unsecured private bonds		2021	1.71		50,000	—
Unsecured private bonds		2026	1.97		120,000	—
Unsecured private bonds		2031	2.17		50,000	—
Unsecured private bonds(*3)		2017	4.28		100,000	100,000
Unsecured private bonds(*3)		2017	3.27		120,000	120,000
Unsecured private bonds(*3)		2016	3.05		—	80,000
Unsecured private bonds(*3)		2019	3.49		210,000	210,000
Unsecured private bonds(*3)		2019	2.76		130,000	130,000
Unsecured private bonds(*3)		2018	2.23		50,000	50,000
Unsecured private bonds(*3)		2020	2.49		160,000	160,000

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

15.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2016 and 2015 are as follows, Continued:

(In millions of won, thousands of U.S. dollars and thousands of other currencies)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2016		December 31, 2015
Unsecured private bonds(*3)		2020	2.43		140,000	140,000
Unsecured private bonds(*3)		2020	2.18		130,000	130,000
Unsecured private bonds(*3)		2019	1.58		50,000	—
Unsecured private bonds(*3)	Operating and Refinancing fund	2021	1.77		120,000	—
Unsecured private bonds(*4)	Operating fund	2016	3.24		—	10,000
Unsecured private bonds(*4)		2017	3.48		20,000	20,000
Unsecured global bonds		2027	6.63		483,400	468,800
					(USD 400,000)	(USD 400,000)
Unsecured private Swiss bonds		2017	1.75		354,399	355,617
					(CHF 300,000)	(CHF 300,000)
Unsecured global bonds		2018	2.13		845,950	820,400
					(USD 700,000)	(USD 700,000)
Unsecured private Australian bonds		2017	4.75		261,615	255,930
					(AUD 300,000)	(AUD 300,000)
Floating rate notes(*5)		2020	3M Libor + 0.88		362,550	351,600
					(USD 300,000)	(USD 300,000)
Foreign global bonds(*3)		2018	2.88		362,550	351,600
					(USD 300,000)	(USD 300,000)

Sub-total					7,220,064	7,139,651
Less discounts on bonds					(25,858)	(30,998)

					7,194,206	7,108,653
Less current installments of bonds					(855,276)	(669,506)

				￦	6,338,930	6,439,147

(*1)	The Group eliminated a measurement inconsistency of accounting profit or loss between the bonds and related derivatives by designating the structured bonds as financial liabilities at fair value through profit or loss.

The carrying amount of financial liabilities designated at fair value through profit or loss exceeds the principal amount required to pay at maturity by ￦9,600 million as of December 31, 2016.

(*2)	The principal amount and the fair value of the structured bonds that were designated as financial liabilities at fair value through profit or loss as of December 31, 2015 were ￦100,000 million and ￦101,009 million, respectively. The bonds were early redeemed during the year ended December 31, 2016.
(*3)	Unsecured private bonds were issued by SK Broadband Co., Ltd., a subsidiary of the Parent Company.
(*4)	Unsecured private bonds were issued by PS&Marketing Corporation, a subsidiary of the Parent Company.
(*5)	As of December 31, 2016, 3M LIBOR rate is 1.00%.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

16.	Long-term Payables – Other

(1)	Long-term payables – other as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Payables related to acquisition of frequency usage rights	￦	1,602,943	550,964
Other(*)		21,647	30,733

	￦	1,624,590	581,697

(*)	Other includes other long-term employee compensation liabilities.

(2)	As of December 31, 2016 and 2015, details of long-term payables – other which consist of payables related to the acquisition of frequency usage rights are as follows (See Note 14):

(In millions of won)
	December 31, 2016		December 31, 2015
Long-term payables - other	￦	2,013,122	709,888
Present value discount on long-term payables – other		(108,406)	(38,739)

		1,904,716	671,149
Less current installments of long-term payables – other		(301,773)	(120,185)

Carrying amount at December 31	￦	1,602,943	550,964

(3)	The repayment schedule of the principal amount of long-term payables – other related to acquisition of frequency usage rights as of December 31, 2016 is as follows:

(In millions of won)
	Amount
Less than 1 year	￦	302,867
1~3 years		605,734
3~5 years		605,734
More than 5 years		498,787

	￦	2,013,122

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

17.	Provisions

Changes in provisions for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)

	For the year ended December 31, 2016							As of December 31, 2016
	Beginning balance		Increase	Utilization	Reversal	Other	Ending balance	Current	Non-current
Provision for installment of handset subsidy	￦	5,670	37,530	(18,490)	—	—	24,710	19,939	4,771
Provision for restoration		59,954	6,677	(1,082)	(913)	43	64,679	37,760	26,919
Emission allowance		1,477	1,480	(169)	—	—	2,788	2,788	—
Other provisions		3,104	3,237	(601)	—	—	5,740	5,740	—

	￦	70,205	48,924	(20,342)	(913)	43	97,917	66,227	31,690

(In millions of won)

	For the year ended December 31, 2015								As of December 31, 2015
	Beginning balance		Increase	Utilization	Reversal	Other	Change of consolida- tion scope	Ending balance	Current	Non-current
Provision for installment of handset subsidy	￦	26,799	1,641	(5,004)	(17,766)	—	—	5,670	2,232	3,438
Provision for restoration		59,727	4,983	(1,135)	(5,433)	1,812	—	59,954	34,336	25,618
Emission allowance		—	1,477	—	—	—	—	1,477	1,477	—
Other provisions		562	3,795	(510)	(472)	—	(271)	3,104	2,943	161

	￦	87,088	11,896	(6,649)	(23,671)	1,812	(271)	70,205	40,988	29,217

The Group has provided handset subsidy to subscribers who purchase wireless telecommunication services from the Group and recognized a provision for subsidy amounts which the Group has obligations to pay in future periods.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

18.	Leases

In 2012, the Group disposed a portion of its property and equipment and investment property, and entered into lease agreements with respect to those assets. These sale and leaseback transactions were accounted for as operating leases. The Group entered into operating lease agreements and sublease agreements in relation to rented office space and the expected future lease payments and lease revenues as of December 31, 2016 are as follows:

(In millions of won)
	Minimum lease payments		Revenues
Less than 1 year	￦	35,684	1,882
1~5 years		70,766	896
More than 5 years		17,075	224

	￦	123,525	3,002

19.	Defined Benefit Liabilities(Assets)

(1)	Details of defined benefit liabilities(assets) as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Present value of defined benefit obligations	￦	595,667	525,269
Fair value of plan assets		(555,175)	(426,413)

Defined benefit assets(*)		(30,247)	—

Defined benefit liabilities		70,739	98,856

(*)	Since the Group entities neither have legally enforceable right nor intention to settle the defined benefit obligations of Group entities with defined benefit assets of other Group entities, defined benefit assets of Group entities have been separately presented from defined benefit liabilities.

(2)	Principal actuarial assumptions as of December 31, 2016 and 2015 are as follows:

	December 31, 2016	December 31, 2015
Discount rate for defined benefit obligations	1.90~2.96%	1.90~2.93%
Expected rate of salary increase	2.49~6.09%	2.51~7.04%

Discount rate for defined benefit obligation is determined based on yield rate of high-quality corporate bonds with similar maturities for estimated payment term of defined benefit obligation. Expected rate of salary increase is determined based on the Group’s historical promotion index, inflation rate and salary increase ratio.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

19.	Defined Benefit Liabilities(Assets), Continued

(3)	Changes in defined benefit obligations for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)	For the year ended December 31
	2016		2015
Beginning balance	￦	525,269	437,844
Current service cost		114,528	106,764
Interest cost		13,441	12,292
Remeasurement
- Demographic assumption		677	732
- Financial assumption		(2,462)	5,900
- Adjustment based on experience		6,229	15,100
Benefit paid		(55,350)	(58,513)
Others		(6,665)	5,150

Ending balance	￦	595,667	525,269

(4)	Changes in plan assets for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Beginning balance	￦	426,413	346,257
Interest income		9,826	9,035
Remeasurement		(6,320)	3,146
Contributions		159,687	115,640
Benefit paid		(34,247)	(47,809)
Others		(184)	144

Ending balance	￦	555,175	426,413

The Group expects to make a contribution of ￦121,727 million to the defined benefit plans in 2017.

(5)	Total amount of expenses recognized in profit and loss (included in labor in the consolidated statement of income) and capitalized into construction-in-progress for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Current service cost	￦	114,528	106,764
Net interest cost		3,615	3,257

	￦	118,143	110,021

The above costs are recognized in labor, research and development, or capitalized into construction-in-progress.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

19.	Defined Benefit Liabilities(Assets), Continued

(6)	Details of plan assets as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Equity instruments	￦	13,640	1,086
Debt instruments		95,359	81,867
Short-term financial instruments, etc.		446,176	343,460

	￦	555,175	426,413

(7)	As of December 31, 2016, effects on defined benefit obligations if each of significant actuarial assumptions changes within expectable and reasonable range are as follows:

(In millions of won)
	Increase		Decrease
Discount rate (if changed by 0.5%)	￦	(24,168)	26,443
Expected salary increase rate (if changed by 0.5%)		26,410	(24,408)

The sensitivity analysis does not consider dispersion of all cash flows that are expected from the plan and provides approximate values of sensitivity for the assumptions used.

Weighted average durations of defined benefit obligations as of December 31, 2016 and 2015 are 9.10 years and 9.35 years, respectively.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

20.	Derivative Instruments

(1)	Currency and interest rate swap contracts under cash flow hedge accounting as of December 31, 2016 are as follows:

Borrowing date	Hedging Instrument (Hedged item)	Hedged risk	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	Foreign currency risk	Morgan Stanley and five other banks	Jul. 20, 2007 ~ Jul. 20, 2027
Jun. 12, 2012	Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000)	Foreign currency risk	Citibank and four other banks	Jun. 12, 2012 ~ Jun. 12, 2017
Nov. 1, 2012	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 700,000)	Foreign currency risk	Standard Chartered and eight other banks	Nov. 1, 2012 ~ May. 1, 2018
Jan. 17, 2013	Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000)	Foreign currency risk	BNP Paribas and two other banks	Jan. 17, 2013 ~ Nov. 17, 2017
Mar. 7, 2013	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk and interest rate risk	DBS bank	Mar. 7, 2013 ~ Mar. 7, 2020
Oct. 29, 2013	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk	Korea Development Bank and others	Oct. 29, 2013 ~ Oct. 26, 2018
Dec. 16, 2013	Fixed-to-fixed cross currency swap (U.S. dollar borrowing amounting to USD 63,296)	Foreign currency risk	Deutsche bank	Dec. 16, 2013 ~ Apr. 29, 2022
Dec. 20, 2016	Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 49,000)	Interest rate risk	Korea Development Bank	Dec. 20, 2016 ~ Dec. 20, 2021
Jan. 30, 2017	Floating-to-fixed interest rate swap(*) (Korean won borrowing amounting to KRW 44,917)	Interest rate risk	Korea Development Bank	Nov. 10, 2016 ~ Jul. 30, 2019

(*)	In November 2016, SK Broadband Co., Ltd. agreed to refinance these fixed rate borrowings with floating-rate borrowings on January 30, 2017 and entered into a floating-to-fixed interest rate swap agreement to mitigate the interest rate risk that will arise from floating-rate borrowings. SK Broadband Co., Ltd. designated interest rate swap as hedging instrument for a highly probable forecasted transaction.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

20.	Derivative Instruments, Continued

(2)	As of December 31, 2016, details of fair values of the above derivatives recorded in assets or liabilities are as follows:

(In millions of won and thousands of foreign currencies)
	Fair value
	Cash flow hedge
Hedging instrument	Accumulated gain (loss) on valuation of derivatives		Tax effect	Accumulated foreign currency translations (gain) loss	Others (*)	Held for trading	Total
Non-current assets:
Structured bond (face value of KRW 50,000)	￦	—	—	—	—	7,368		7,368
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)		(61,846)	(19,745)	25,594	129,806	—		73,809
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 700,000)		(16,070)	(5,132)	82,207	—	—		61,005
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)		(5,714)	(1,824)	37,363	—	—		29,825
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 300,000)		(5,458)	—	43,763	—	—		38,305
Fixed-to-fixed long-term borrowings (U.S. dollar borrowing amounting to USD 63,296)		(3,859)	(1,232)	9,549	—	—		4,458

Total assets							￦	214,770

Current liabilities:
Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000)	￦	(4,376)	(1,397)	(9,068)	—	—		(14,841)
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of AUD 300,000)		1,109	354	(73,572)	—	—		(72,109)

Non-current liabilities:
Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 49,000)		(203)	—	—	—	—		(203)

Total liabilities							￦	(87,153)

(*)	Cash flow hedge accounting has been applied to the relevant contracts from May 12, 2010. Others represent gain on valuation of currency swap recognized in profit or loss prior to May 12, 2010.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

21.	Share Capital and Capital Surplus and Others

The Parent Company’s outstanding share capital consists entirely of common stock with a par value of ￦500. The number of authorized, issued and outstanding common shares and the details of capital surplus and others as of December 31, 2016 and 2015 are as follows:

(In millions of won, except for share data)
	December 31, 2016		December 31, 2015
Number of authorized shares		220,000,000	220,000,000
Number of issued shares(*1)		80,745,711	80,745,711
Share capital
Common stock	￦	44,639	44,639
Capital surplus and others:
Paid-in surplus		2,915,887	2,915,887
Treasury shares (Note 22)		(2,260,626)	(2,260,626)
Hybrid bonds (Note 23)		398,518	398,518
Others(*2)		(854,000)	(864,269)

	￦	199,779	189,510

(*1)	Prior to 2015, the Parent Company retired shares of treasury shares which reduced its retained earnings before appropriation. As a result, the Parent Company’s outstanding shares have decreased without change in share capital.
(*2)	Others primarily consist of the excess of the consideration paid by the Group over the carrying values of net assets acquired from entities under common control.

There were no changes in share capital during the years ended December 31, 2016 and 2015 and details of shares outstanding as of December 31, 2016 and 2015 are as follows:

(In shares)	2016			2015
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Beginning	80,745,711	10,136,551	70,609,160	80,745,711	9,809,375	70,936,336
Disposal of treasury shares	—	—	—	—	(1,692,824)	1,692,824
Acquisition of treasury shares	—	—	—	—	2,020,000	(2,020,000)

Ending	80,745,711	10,136,551	70,609,160	80,745,711	10,136,551	70,609,160

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

22.	Treasury Shares

The Parent Company acquired treasury shares to provide stock dividends, merge with Shinsegi Telecom, Inc. and SK IMT Co, Ltd., increase shareholder value and stabilize its stock prices.

Treasury shares as of December 31, 2016 and 2015 are as follows:

(In millions of won, shares)
	December 31, 2016		December 31, 2015
Number of shares		10,136,551	10,136,551
Acquisition cost	￦	2,260,626	2,260,626

23.	Hybrid Bonds

Hybrid bonds classified as equity as of December 31, 2016 are as follows:

(In millions of won)
	Type	Issuance date	Maturity(*1)	Annual interest rate(%)(*2)	Amount
Private hybrid bonds	Unsecured subordinated bearer bond	June 7, 2013	June 7, 2073	4.21	￦	400,000
Issuance costs						(1,482)

					￦	398,518

Hybrid bonds issued by the Parent Company are classified as equity as there is no contractual obligation for delivery of financial assets to the bond holders. These are subordinated bonds which rank before common stocks in the event of a liquidation or reorganization of the Parent Company.

(*1)	The Parent Company has a right to extend the maturity under the same terms at issuance without any notice or announcement. The Parent Company also has the right to defer interest payment at its sole discretion.
(*2)	Annual interest rate is calculated as yield rate of 5 year national bonds plus premium. According to the step-up clause, additional premium of 0.25% and 0.75%, respectively, after 10 years and 25 years from the issuance date are applied.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

24.	Retained Earnings

(1)	Retained earnings as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Appropriated:
Legal reserve	￦	22,320	22,320
Reserve for research & manpower development		60,001	87,301
Reserve for business expansion		9,871,138	9,671,138
Reserve for technology development		2,826,300	2,616,300

		12,779,759	12,397,059
Unappropriated		3,173,405	2,610,568

	￦	15,953,164	15,007,627

(2)	Legal reserve

The Korean Commercial Act requires the Parent Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

25.	Reserves

(1)	Details of reserves, net of taxes, as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Valuation gain on available-for-sale financial assets	￦	12,534	232,316
Other comprehensive loss of investments in associates		(179,167)	(169,520)
Valuation loss on derivatives		(96,418)	(83,200)
Foreign currency translation differences for foreign operations		36,868	29,707

	￦	(226,183)	9,303

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

25.	Reserves, Continued

(2)	Changes in reserves for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)	2016
	Valuation gain (loss) on available-for-sale financial assets		Other compre- hensive loss of investments in associates	Valuation loss on derivatives	Foreign currency translation differences for foreign operations	Total
Balance at January 1, 2016	￦	232,316	(169,520)	(83,200)	29,707	9,303
Changes, net of taxes		(219,782)	(9,647)	(13,218)	7,161	(235,486)

Balance at December 31, 2016	￦	12,534	(179,167)	(96,418)	36,868	(226,183)

(In millions of won)	2015
	Valuation gain (loss) on available-for-sale financial assets		Other compre- hensive loss of investments in associates	Valuation loss on derivatives	Foreign currency translation differences for foreign operations	Total
Balance at January 1, 2015	￦	235,385	(163,808)	(77,531)	1,465	(4,489)
Changes, net of taxes		(3,069)	(5,712)	(5,669)	28,242	13,792

Balance at December 31, 2015	￦	232,316	(169,520)	(83,200)	29,707	9,303

(3)	Changes in valuation gain on available-for-sale financial assets for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)	2016		2015
Balance at January 1	￦	232,316	235,385
Amount recognized as other comprehensive income (loss) during the year, net of taxes		4,606	(1,835)
Amount reclassified through profit or loss, net of taxes		(224,388)	(1,234)

Balance at December 31	￦	12,534	232,316

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

25.	Reserves, Continued

(4)	Changes in valuation loss on derivatives for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)	2016		2015
Balance at January 1	￦	(83,200)	(77,531)
Amount recognized as other comprehensive loss during the year, net of taxes		(12,213)	(5,284)
Amount reclassified through profit or loss, net of taxes		(1,005)	(385)

Balance at December 31	￦	(96,418)	(83,200)

26.	Other Operating Expenses

Details of other operating expenses for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Other Operating Expenses:
Communication	￦	31,196	43,979
Utilities		277,497	270,621
Taxes and dues		35,020	36,118
Repair		326,076	312,517
Research and development		344,787	315,790
Training		33,303	37,278
Bad debt for accounts receivable—trade		37,820	60,450
Travel		25,263	27,860
Supplies and other		113,930	176,248

	￦	1,224,892	1,280,861

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

27.	Other Non-operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Other Non-operating Income:
Gain on disposal of property and equipment and intangible assets	￦	6,908	7,140
Others		59,395	23,770

	￦	66,303	30,910

Other Non-operating Expenses:
Impairment loss on property and equipment, and intangible assets	￦	24,506	35,845
Loss on disposal of property and equipment and intangible assets		63,797	21,392
Donations		96,633	72,454
Bad debt for accounts receivable – other		40,312	15,323
Others		73,381	98,477

	￦	298,629	243,491

28.	Finance Income and Costs

(1)	Details of finance income and costs for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Finance Income:
Interest income	￦	54,353	45,884
Gain on sale of accounts receivable – trade		18,638	—
Dividends		19,161	16,102
Gain on foreign currency transactions		14,186	18,923
Gain on foreign currency translations		5,085	5,090
Gain on disposal of long-term investment securities		459,349	10,786
Gain on valuation of derivatives		4,132	1,927
Gain relating to financial liability at fair value through profit or loss		121	5,188
Gain relating to financial assets at fair value through profit or loss		25	—

	￦	575,050	103,900

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

28.	Finance Income and Costs, Continued

(1)	Details of finance income and costs for the years ended December 31, 2016 and 2015 are as follows, Continued:

(In millions of won)
	2016		2015
Finance Costs:
Interest expense	￦	290,454	297,662
Loss on foreign currency transactions		16,765	17,931
Loss on foreign currency translations		3,991	4,750
Loss on disposal of long-term investment securities		2,919	2,599
Loss on settlement of derivatives		3,428	4,845
Loss relating to financial liability at fair value through profit or loss		4,018	526
Other finance costs		5,255	21,787

	￦	326,830	350,100

(2)	Details of interest income included in finance income for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Interest income on cash equivalents and short-term financial instruments	￦	20,203	20,009
Interest income on installment receivables and others		34,150	25,875

	￦	54,353	45,884

(3)	Details of interest expenses included in finance costs for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Interest expense on borrowings	￦	7,962	19,577
Interest expense on debentures		239,560	238,450
Interest on finance lease liabilities		—	58
Others		42,932	39,577

	￦	290,454	297,662

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

28.	Finance Income and Costs, Continued

(4)	Finance income and costs by category of financial instruments for the years ended December 31, 2016 and 2015 are as follows. Bad debt expense (reversal of allowance for doubtful accounts) for accounts receivable – trade, loans and receivables are presented and explained separately in Note 6.

(i)	Finance income and costs

(In millions of won)	2016			2015
	Finance income		Finance costs	Finance income	Finance costs
Financial Assets:
Financial assets at fair value through profit or loss	￦	4,157	2,791	1,927	4,188
Available-for-sale financial assets		484,300	8,174	31,220	24,386
Loans and receivables		86,256	15,810	64,749	15,861
Derivatives designated as hedging instruments		—	637	—	657

Sub-total		574,713	27,412	97,896	45,092

Financial Liabilities:
Financial liabilities at fair value through profit or loss		121	4,018	5,188	526
Financial liabilities measured at amortized cost		216	295,400	816	304,482

Sub-total		337	299,418	6,004	305,008

	￦	575,050	326,830	103,900	350,100

(ii)	Other comprehensive income (loss)

(In millions of won)
	2016		2015
Financial Assets:
Available-for-sale financial assets	￦	(223,981)	(3,661)
Derivatives designated as hedging instruments		(172)	(3,248)

Sub-total		(224,153)	(6,909)

Financial Liabilities:
Derivatives designated as hedging instruments		(13,046)	1,977

Sub-total		(13,046)	1,977

	￦	(237,199)	(4,932)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

28.	Finance Income and Costs, Continued

(5)	Details of impairment losses for financial assets for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Available-for-sale financial assets	￦	5,255	21,787
Accounts receivable—trade		37,820	60,450
Other receivables		40,312	15,323

	￦	83,387	97,560

29.	Income Tax Expense

(1)	Income tax expenses for the years ended December 31, 2016 and 2015 consist of the following:

(In millions of won)
	2016		2015
Current tax expense
Current year	￦	473,543	417,022
Current tax of prior years		(11,925)	(4,124)

		461,618	412,898

Deferred tax expense
Changes in net deferred tax assets		(25,580)	106,399
Others (tax rate differences, etc.)		—	183

Income tax expense	￦	436,038	519,480

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

29.	Income Tax Expense, Continued

(2)	The difference between income taxes computed using the statutory corporate income tax rates and the recorded income taxes for the years ended December 31, 2016 and 2015 is attributable to the following:

(In millions of won)
	2016		2015
Income taxes at statutory income tax rate	￦	506,804	492,096
Non-taxable income		(38,989)	(85,589)
Non-deductible expenses		52,648	44,770
Tax credit and tax reduction		(29,484)	(25,756)
Changes in unrecognized deferred taxes		(84,276)	83,623
Others (income tax refund, etc.)		29,335	10,336

Income tax expense	￦	436,038	519,480

Tax rates applied for the above taxable income for the years ended December 31, 2016 and 2015 are corporate income tax rates applied to taxable income in the Republic of Korea, in which the Parent Company is located.

(3)	Deferred taxes directly charged to (credited from) equity for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Valuation gain (loss) on available-for-sale financial assets	￦	82,993	2,461
Share of other comprehensive income of associates		2	(63)
Valuation gain (loss) on derivatives		4,454	(448)
Remeasurement of defined benefit liabilities		3,174	2,719

	￦	90,623	4,669

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

29.	Income Tax Expense, Continued

(4)	Details of the changes in deferred tax assets (liabilities) for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)	2016
	Beginning		Deferred tax expense (income)	Directly charged to (credited from) equity	Ending
Deferred tax assets (liabilities) related to temporary differences:
Allowance for doubtful accounts	￦	59,957	1,954	—	61,911
Accrued interest income		(2,567)	1,951	—	(616)
Available-for-sale financial assets		30,365	(11,886)	82,993	101,472
Investments in subsidiaries, associates and joint ventures		(355,273)	(120,827)	2	(476,098)
Property and equipment (depreciation)		(327,572)	74,249	—	(253,323)
Provisions		2,485	4,963	—	7,448
Retirement benefit obligation		28,327	4,004	3,174	35,505
Valuation gain on derivatives		24,521	—	4,454	28,975
Gain or loss on foreign currency translation		19,517	(148)	—	19,369
Reserve for research and manpower development		(7,162)	2,387	—	(4,775)
Goodwill		3,713	(608)	—	3,105
Unearned revenue (activation fees)		2,065	(2,065)	—	—
Others		(23,782)	58,693	—	34,911

		(545,406)	12,667	90,623	(442,116)

Deferred tax assets related to unused tax loss carryforwards and tax credit carryforwards
Tax loss carryforwards		24,549	12,913	—	37,462

	￦	(520,857)	25,580	90,623	(404,654)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

29.	Income Tax Expense, Continued

(4)	Details of the changes in deferred tax assets (liabilities) for the years ended December 31, 2016 and 2015 are as follows, Continued:

(In millions of won)	2015
	Beginning		Changes in scope of consolidation	Deferred tax expense (income)	Directly charged to (credited from) equity	Other	Ending
Deferred tax assets (liabilities) related to temporary differences:
Allowance for doubtful accounts	￦	53,578	—	6,379	—	—	59,957
Accrued interest income		(2,450)	—	(117)	—	—	(2,567)
Available-for-sale financial assets		(4,824)	—	32,728	2,461	—	30,365
Investments in subsidiaries, associates and joint ventures		(211,043)	—	(144,167)	(63)	—	(355,273)
Property and equipment (depreciation)		(372,332)	—	44,760	—	—	(327,572)
Provisions		7,587	—	(5,102)	—	—	2,485
Retirement benefit obligation		27,361	—	(1,753)	2,719	—	28,327
Valuation gain (loss) on derivatives		24,969	—	—	(448)	—	24,521
Gain or loss on foreign currency translation		19,324	—	193	—	—	19,517
Reserve for research and manpower development		(7,162)	—	—	—	—	(7,162)
Goodwill		4,433	—	(720)	—	—	3,713
Unearned revenue (activation fees)		25,977	—	(23,912)	—	—	2,065
Others		(15,682)	(575)	(7,708)	—	183	(23,782)

		(450,264)	(575)	(99,419)	4,669	183	(545,406)

Deferred tax assets related to unused tax loss carryforwards and tax credit carryforwards
Tax loss carryforwards		31,712	—	(7,163)	—	—	24,549

	￦	(418,552)	(575)	(106,582)	4,669	183	(520,857)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

29.	Income Tax Expense, Continued

(5)	Details of temporary differences, unused tax loss carryforwards and unused tax credits carryforwards which are not recognized as deferred tax assets, in the consolidated statements of financial position as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Allowance for doubtful accounts	￦	165,935	182,266
Investments in subsidiaries, associates and joint ventures		228,025	281,719
Other temporary differences		320,260	285,845
Unused tax loss carryforwards		755,050	1,034,070
Unused tax credit carryforwards		1,211	2,271

(6)	The amount of unused tax loss carryforwards and unused tax credit carryforwards which are not recognized as deferred tax assets as of December 31, 2016 are expiring within:

(In millions of won)
	Unused tax loss carryforwards		Unused tax credit carryforwards
Less than 1 year	￦	12,647	154
1 ~ 2 years		33,658	870
2 ~ 3 years		320,630	101
More than 3 years		388,115	86

	￦	755,050	1,211

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

30.	Earnings per Share

(1)	Basic earnings per share

1)	Basic earnings per share for the years ended December 31, 2016 and 2015 are calculated as follows:

(In millions of won, shares)
	2016		2015
Basic earnings per share attributable to owners of the Parent Company:
Profit attributable to owners of the Parent Company	￦	1,675,967	1,518,604
Interest on hybrid bonds		(16,840)	(16,840)

Profit attributable to owners of the Parent Company on common shares		1,659,127	1,501,764
Weighted average number of common shares outstanding		70,609,160	71,551,966

Basic earnings per share (in won)	￦	23,497	20,988

2)	The weighted average number of common shares outstanding for the years ended December 31, 2016 and 2015 are calculated as follows:

(In shares)
	2016	2015
Issued common shares at January 1	80,745,711	80,745,711
Effect of treasury shares	(10,136,551)	(9,193,745)

Weighted average number of common shares outstanding at December 31	70,609,160	71,551,966

(2)	Diluted earnings per share

For the years ended December 31, 2016 and 2015, there were no potentially dilutive shares. Therefore, diluted earnings per share for the years ended December 31, 2016 and 2015 are the same as basic earnings per share.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

31.	Dividends

(1)	Details of dividends declared

Details of dividend declared for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won, except for face value and share data)
Year	Dividend type	Number of shares outstanding	Face value (in won)	Dividend ratio	Dividends
2016	Cash dividends (interim)	70,609,160	500	200%	￦	70,609
	Cash dividends (year-end)	70,609,160	500	1,800%		635,482

					￦	706,091

2015	Cash dividends (interim)	72,629,160	500	200%	￦	72,629
	Cash dividends (year-end)	70,609,160	500	1,800%		635,482

					￦	708,111

(2)	Dividends yield ratio

Dividends yield ratios for the years ended December 31, 2016 and 2015 are as follows:

(In won)
Year	Dividend type	Dividend per share	Closing price at year-end	Dividend yield ratio
2016	Cash dividends	10,000	224,000	4.46%
2015	Cash dividends	10,000	215,500	4.64%

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

32.	Categories of Financial Instruments

(1)	Financial assets by category as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivatives hedging instrument	Total
Cash and cash equivalents	￦	—	—	1,505,242	—	1,505,242
Financial instruments		—	—	469,705	—	469,705
Short-term investment securities		—	107,364	—	—	107,364
Long-term investment securities		—	828,521	—	—	828,521
Accounts receivable – trade		—	—	2,261,311	—	2,261,311
Loans and other receivables(*)		—	—	1,701,249	—	1,701,249
Derivative financial assets		7,368	—	—	207,402	214,770

	￦	7,368	935,885	5,937,507	207,402	7,088,162

(In millions of won)
	December 31, 2015
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivatives hedging instrument	Total
Cash and cash equivalents	￦	—	—	768,922	—	768,922
Financial instruments		—	—	701,713	—	701,713
Short-term investment securities		—	92,262	—	—	92,262
Long-term investment securities		—	1,207,226	—	—	1,207,226
Accounts receivable – trade		—	—	2,390,110	—	2,390,110
Loans and other receivables(*)		—	—	1,102,403	—	1,102,403
Derivative financial assets		6,277	—	—	160,122	166,399

	￦	6,277	1,299,488	4,963,148	160,122	6,429,035

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

32.	Categories of Financial Instruments, Continued

(1)	Financial assets by category as of December 31, 2016 and 2015 are as follows, Continued:

(*)	Details of loans and other receivables as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Short-term loans	￦	58,979	53,895
Accounts receivable – other		1,121,444	673,739
Accrued income		2,780	10,753
Other current assets		3,937	1,861
Long-term loans		65,476	62,454
Long-term accounts receivable-other		149,669	2,420
Guarantee deposits		298,964	297,281

	￦	1,701,249	1,102,403

(2)	Financial liabilities by category as of December 31, 2016 and 2015 are as follows:

(In millions of won)	December 31, 2016
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivatives hedging instrument	Total
Accounts payable – trade	￦	—	402,445	—	402,445
Derivative financial liabilities		—	—	87,153	87,153
Borrowings		—	175,521	—	175,521
Debentures(*1)		59,600	7,134,606	—	7,194,206
Accounts payable—other and others (*2)		—	4,842,734	—	4,842,734

	￦	59,600	12,555,306	87,153	12,702,059

(In millions of won)	December 31, 2015
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivatives hedging instrument	Total
Accounts payable – trade	￦	—	279,782	—	279,782
Derivative financial liabilities		—	—	89,296	89,296
Borrowings		—	415,134	—	415,134
Debentures(*1)		155,704	6,952,949	—	7,108,653
Accounts payable—other and others (*2)		—	2,970,801	—	2,970,801

	￦	155,704	10,618,666	89,296	10,863,666

(*1)	Bonds classified as financial liabilities at fair value through profit or loss as of December 31, 2016 and 2015 are structured bonds and they were designated as financial liabilities at fair value through profit or loss in order to eliminate a measurement inconsistency with the related derivatives.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

32.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of December 31, 2016 and 2015 are as follows, continued:

(*2)	Details of accounts payable – other and others as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Accounts payable – other	￦	1,767,799	1,323,434
Withholdings		1,525	1,178
Accrued expenses		1,125,816	920,739
Current portion of long-term payables - other		301,773	120,185
Finance lease liabilities		—	26
Long-term payables – other		1,624,590	581,697
Other non-current liabilities		21,231	23,542

	￦	4,842,734	2,970,801

33.	Financial Risk Management

(1)	Financial risk management

The Group is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates, interest rates and equity prices. The Group implements a risk management system to monitor and manage these specific risks.

The Group’s financial assets consist of cash and cash equivalents, financial instruments, available-for-sale financial assets, accounts receivable - trade and other. Financial liabilities consist of accounts payable - trade and other, borrowings, and debentures.

1)	Market risk

(i)	Currency risk

The Group incurs exchange position due to revenue and expenses from its global operations. Major foreign currencies where the currency risk occur are USD, JPY and EUR. The Group determines the currency risk management policy after considering the nature of business and the presence of methods that mitigate the currency risk for each Group entities. Currency risk occurs on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of each Group entity. The Group manages currency risk arising from business transactions by using currency forwards, etc.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

33.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(i)	Currency risk, Continued

Monetary assets and liabilities denominated in foreign currencies as of December 31, 2016 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	144,158	￦	174,210	1,842,559	￦	2,226,736
EUR	14,650		18,570	24		29
JPY	68,014		705	320		3
AUD	—		—	299,532		261,207
CHF	—		—	299,806		354,170
Others	—		429	—		299

		￦	193,914		￦	2,842,444

In addition, the Group has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures. (Refer to Note 20)

As of December 31, 2016, a hypothetical change in exchange rates by 10% would have increase (reduce) the Group’s income before income tax as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	￦	6,711	(6,711)
EUR		1,854	(1,854)
JPY		70	(70)
Others		13	(13)

	￦	8,648	(8,648)

(ii)	Equity price risk

The Group has listed and non-listed equity securities for its liquidity management and operating purpose. As of December 31, 2016, available-for-sale equity instruments measured at fair value amount to ￦741,285 million.

(iii)	Interest rate risk

The interest rate risk of the Group arises from borrowings and debenture. Since the Group’s interest bearing assets are mostly fixed-interest bearing assets, the Group’s revenue and operating cash flows are not influenced by the changes in market interest rates.

Accordingly, the Group performs various analysis of interest rate risk to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Group takes various measures such as refinancing, renewal, alternative financing and hedging.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

33.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(iii)	Interest rate risk, Continued

As of December 31, 2016, the floating-rate borrowings and bonds of the Group are ￦53,083 million and ￦362,550 million, respectively, and the Group has entered into interest rate swap agreements, as described in Note 20, for all floating-rate bonds to hedge the interest rate risk.

If the interest rate increases (decreases) 1% with all other variables held constant, income before income taxes for the year ended December 31, 2016, would change by ￦41 million due to the interest expense on floating-rate borrowings that are exposed to interest rate risk.

2)	Credit risk

The maximum credit exposure as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Cash and cash equivalents	￦	1,505,082	768,794
Financial instruments		469,705	701,713
Available-for-sale financial assets		6,755	3,430
Accounts receivable – trade		2,261,311	2,390,110
Loans and other receivables		1,701,249	1,102,403
Derivative financial assets		214,770	166,399

	￦	6,158,872	5,132,849

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet his/her contractual obligations.

To manage credit risk, the Group evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors. Based on such information, the Group establishes credit limits for each customer or counterparty.

The Group establishes an allowance for doubtful account that represents its estimate of incurred losses in respect of trade and other receivables. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for groups of similar assets in respect of losses that have been incurred but not yet identified. The collective loss allowance is determined based on historical data of payment statistics for similar financial assets. Also, the Group’s credit risk can arise due to transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Group has a policy to deal only with financial institutions with high credit ratings. The amount of maximum exposure to credit risk of the Group is the carrying amount of financial assets as of December 31, 2016.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

33.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk

The Group’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Group maintains enough liquidity within credit lines through active operating activities.

Contractual maturities of financial liabilities as of December 31, 2016 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Accounts payable - trade	￦	402,445	402,446	402,446	—	—
Borrowings(*)		175,521	190,107	42,658	140,453	6,996
Debentures(*)		7,194,206	8,484,345	1,083,877	4,437,037	2,963,431
Accounts payable - other and others		4,842,734	4,993,086	3,121,127	1,348,069	523,890

	￦	12,614,906	14,069,984	4,650,108	5,925,559	3,494,317

The Group does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

(*)	Includes interest payables.

As of December 31, 2016, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Assets	￦	207,402	217,982	5,154	187,287	25,541
Liabilities		(87,153)	(88,381)	(88,219)	(162)	—

	￦	120,249	129,601	(83,065)	187,125	25,541

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

33.	Financial Risk Management, Continued

(2)	Capital management

The Group manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Group is the same as that of the Group as of and for the year ended December 31, 2015.

The Group monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity; both are from the financial statements.

Debt-equity ratio as of December 31, 2016 and 2015 are as follows:

(In millions of won)
	December 31, 2016		December 31, 2015
Total liabilities	￦	15,181,233	13,207,291
Total equity		16,116,430	15,374,096

Debt-equity ratios		94.20%	85.91%

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2016 are as follows:

(In millions of won)	December 31, 2016
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value
Financial assets at fair value through profit or loss	￦	7,368	—	7,368	—	7,368
Derivative financial assets		207,402	—	207,402	—	207,402
Available-for-sale financial assets		741,285	526,363	107,364	107,558	741,285

	￦	956,055	526,363	322,134	107,558	956,055

Financial liabilities that are measured at fair value
Financial liabilities at fair value through profit or loss	￦	59,600	—	59,600	—	59,600
Derivative financial liabilities		87,153	—	87,153	—	87,153

	￦	146,753	—	146,753	—	146,753

Financial liabilities that are not measured at fair value
Borrowings	￦	175,521	—	177,600	—	177,600
Debentures		7,134,606	—	7,568,361	—	7,568,361
Long-term payables - other		1,926,363	—	2,103,788	—	2,103,788

	￦	9,236,490	—	9,849,749	—	9,849,749

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

33.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2015 are as follows:

(In millions of won)	December 31, 2015
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value
Financial assets at fair value through profit or loss	￦	6,277	—	6,277	—	6,277
Derivative financial assets		160,122	—	160,122	—	160,122
Available-for-sale financial assets		1,076,291	897,958	47,262	131,071	1,076,291

	￦	1,242,690	897,958	213,661	131,071	1,242,690

Financial liabilities that are measured at fair value
Financial liabilities at fair value through profit or loss	￦	155,704	—	155,704	—	155,704
Derivative financial liabilities		89,296	—	89,296	—	89,296

	￦	245,000	—	245,000	—	245,000

Financial liabilities that are not measured at fair value
Borrowings	￦	415,134	—	416,702	—	416,702
Debentures		6,952,949	—	7,411,909	—	7,411,909
Long-term payables - other		701,882	—	767,010	—	767,010

	￦	8,069,965	—	8,595,621	—	8,595,621

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Available-for-sale financial assets amounting to ￦194,600 million and ￦223,197 million as of December 31, 2016 and December 31, 2015, respectively, are measured at cost in accordance with K-IFRS 1039 since they are equity instruments which do not have quoted price in an active market for the identical instruments (inputs for level 1) and for which fair value cannot be reliably measured using other valuation methods.

Fair value of the financial instruments that are traded in an active market (available-for-sale financial assets, financial liabilities at fair value through profit or loss, etc.) is measured based on the bid price at the end of the reporting date.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

33.	Financial Risk Management, Continued

(3)	Fair value, Continued

The Group uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Fair value of available-for-sale securities is determined using the market approach methods and financial assets through profit or loss are measured using the option pricing model. In addition, derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Inputs used to such valuation methods include swap rate, interest rate, and risk premium, and the Group performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

Interest rates used by the Group for the fair value measurement as of December 31, 2016 are as follows:

Interest rate
Derivative instruments	1.50 ~ 2.52%
Borrowings and debentures	1.90 ~ 2.16%
Long-term payables - other	1.79 ~ 2.27%

3)	There have been no transfers from Level 2 to Level 1 in 2016 and changes of financial assets classified as Level 3 for the year ended December 31, 2016 are as follows:

(In millions of won)
	Balance at beginning		Transfer	Other comprehensive loss	Disposal	Balance at ending
Available-for-sale financial assets	￦	131,071	4,591	(2,490)	(25,614)	107,558

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

33.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of December 31, 2016 and 2015 are as follows:

(In millions of won)	2016
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statements of financial position	Relevant amount not offset on the statements of financial position		Net amount
					Financial instruments	Cash collaterals received
Financial assets:
Derivatives(*)	￦	87,566	—	87,566	(87,153)	—	413
Accounts receivable – trade and others		114,135	(103,852)	10,283	—	—	10,283

	￦	201,701	(103,852)	97,849	(87,153)	—	10,696

Financial liabilities:
Derivatives(*)	￦	87,153	—	87,153	(87,153)	—	—
Accounts payable – other and others		103,852	(103,852)	—	—	—	—

	￦	191,005	(103,852)	87,153	(87,153)	—	—

(In millions of won)	2015
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statements of financial position	Relevant amount not offset on the statements of financial position		Net amount
					Financial instruments	Cash collaterals received
Financial assets:
Derivatives(*)	￦	55,673	—	55,673	(55,673)	—	—
Accounts receivable – trade and others		129,527	(113,003)	16,524	—	—	16,524

	￦	185,200	(113,003)	72,197	(55,673)	—	16,524

Financial liabilities:
Derivatives(*)	￦	89,734	—	89,734	(55,673)	—	34,061
Accounts payable – other and others		113,003	(113,003)	—	—	—	—

	￦	202,737	(113,003)	89,734	(55,673)	—	34,061

(*)	The balance represents the net amount under the standard terms and conditions of International Swap and Derivatives Association.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

34.	Related Parties and Others

(1)	List of related parties

Relationship	Company
Ultimate Controlling Entity	SK Holdings Co., Ltd.
Joint ventures	Dogus Planet, Inc. and 4 others
Associates	SK hynix Inc. and 45 others
Others	The Ultimate Controlling Entity’s subsidiaries and associates, etc.

As of December 31, 2016, the Group is included in SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act. All of the other entities included in SK Group are considered as related parties of the Group.

(2)	Compensation for the key management

The Parent Company considers registered directors who have substantial role and responsibility in planning, operations, and relevant controls of the business as key management. The compensation given to such key management for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Salaries	￦	1,645	1,971
Defined benefits plan expenses		424	626

	￦	2,069	2,597

Compensation for the key management includes salaries, non-monetary salaries and retirement benefits made in relation to the pension plan.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

34.	Related Parties and Others, Continued

(3)	Transactions with related parties for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)		2016
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment	Loans	Collection of loans
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*1)	￦	23,104	652,855	235,502	—	—

Associates	F&U Credit information Co., Ltd.		2,865	47,905	—	—	—
	HappyNarae Co., Ltd.		304	15,506	38,984	—	—
	SK hynix Inc.(*2)		100,861	306	—	—	—
	SK Wyverns Baseball Club., Ltd.		1,934	17,878	—	—	204
	KEB HanaCard Co., Ltd.		19,730	14,804	—	—	—
	Others(*3)		6,084	3,975	1,573	1,100	2,990

			131,778	100,374	40,557	1,100	3,194

Others	SK Engineering & Construction Co., Ltd.		5,916	1,739	10,694	—	—
	SK Networks Co., Ltd.		13,756	1,131,567	—	—	—
	SK Networks Services Co., Ltd.		1,248	94,906	6,793	—	—
	SK Telesys Co., Ltd.		419	52,488	142,605	—	—
	SK TNS Co., Ltd.		109	48,192	387,496	—	—
	SK Energy Co., Ltd.		7,670	834	—	—	—
	SK Innovation Co., Ltd.		9,757	915	1,080	—	—
	SK Shipping Co., Ltd.		5,435	—	—	—	—
	Ko-one energy service Co., Ltd		6,005	46	—	—	—
	Infosec Co.,Ltd.		230	53,068	19,882	—	—
	SKC INFRA SERVICE Co., Ltd.		43	30,663	32,141	—	—
	Others		15,937	17,630	246	—	—

			66,525	1,432,048	600,937	—	—

Total		￦	221,407	2,185,277	876,996	1,100	3,194

(*1)	Operating expense and others include ￦203,635 million of dividends paid by the Parent Company.
(*2)	Operating revenue and others include ￦73,050 million of dividends paid by the associate which was deducted from the investment in associates.
(*3)	Operating revenue and others include ￦6,082 million of dividends received from the Korea IT Fund.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

34.	Related Parties and Others, Continued

(3)	Transactions with related parties for the years ended December 31, 2016 and 2015 are as follows, Continued:

(In millions of won)		2015
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment	Loans	Collection of loans
Ultimate Controlling Entity	SK Holdings Co., Ltd. (formerly, SK C&C Co., Ltd.)(*1)	￦	20,260	324,078	236,414	—	—
	SK Holdings Co., Ltd. (formerly, SK Holdings Co., Ltd.)(*2,3)		1,299	212,378	117	—	—

			21,559	536,456	236,531	—	—

Associates	F&U Credit information Co., Ltd.		2,510	43,967	—	—	—
	HappyNarae Co., Ltd.		297	6,886	13,495	—	—
	SK hynix Inc.(*4)		55,949	2,384	—	—	—
	SK Wyverns Baseball Club., Ltd.		3,849	18,544	—	—	204
	KEB HanaCard Co., Ltd.		21,414	16,057	—	—	—
	Xian Tianlong Science and Technology Co., Ltd.		—	—	—	8,287	—
	Others(*5)		6,397	11,917	1,864	690	—

			90,416	99,755	15,359	8,977	204

Others	SK Engineering & Construction Co., Ltd.		15,598	27,243	240,701	—	—
	SK Networks Co., Ltd.		11,923	1,257,975	2	—	—
	SK Networks Services Co., Ltd.		10,491	94,097	6,472	—	—
	SK Telesys Co., Ltd.		397	48,900	141,870	—	—
	SK Energy Co., Ltd.		9,930	978	—	—	—
	Others		32,970	71,316	194,945	—	—

			81,309	1,500,509	583,990	—	—

Total		￦	193,284	2,136,720	835,880	8,977	204

(*1)	On August 1, 2015, SK C&C Co., Ltd., the ultimate controlling entity of the Parent Company merged with SK Holdings Co., Ltd., its equity method investee, and changed its name to SK Holdings Co., Ltd.
(*2)	These relate to transactions occurred before July 31, 2015, the date of merger with SK C&C Co., Ltd.
(*3)	Operating expense and others include ￦191,416 million of dividends paid by the Parent Company.
(*4)	Operating revenue and others include ￦43,830 million of dividends paid by SK hynix Inc. and was deducted from the investment in associates.
(*5)	Operating revenue and others include ￦2,103 million and ￦457 million of dividends paid by Korea IT Fund and UniSK, respectively, and was deducted from the investments in associates.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

34.	Related Parties and Others, Continued

(4)	Account balances with related parties as of December 31, 2016 and 2015 are as follows:

(In millions of won)		December 31, 2016
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable-trade and others	Accounts payable – other and others
Ultimate Controlling Entity	SK Holdings Co., Ltd.	￦	—	3,519	149,574
Associates	HappyNarae Co., Ltd.		—	18	21,063
	F&U Credit information Co., Ltd.		—	34	1,328
	SK hynix Inc.		—	22,379	92
	SK Wyverns Baseball Club Co., Ltd.		813	4,184	—
	Wave City Development Co., Ltd.		—	38,412	—
	Daehan Kanggun BcN Co., Ltd.(*)		22,147	—	—
	KEB HanaCard Co., Ltd.		—	1,619	7,676
	Xian Tianlong Science and Technology Co., Ltd.		8,287	—	—
	Others		—	7	945

			31,247	66,653	31,104

Other	SK Engineering & Construction Co., Ltd.		—	1,808	4,975
	SK Networks. Co., Ltd.		—	3,254	247,728
	SK Networks Services Co., Ltd.		—	13	13,913
	SK Telesys Co., Ltd.		—	20	24,918
	SK TNS Co., Ltd.		—	3	68,276
	SK Innovation Co., Ltd.		—	1,350	892
	SK Energy Co., Ltd.		—	1,213	113
	Others		—	4,552	30,218

			—	12,213	391,033

Total		￦	31,247	82,385	571,711

(*)	The Parent Company has recognized allowances for doubtful accounts on the entire balance of loans to Daehan Kanggun BcN Co., Ltd as of December 31,2016.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

34.	Related Parties and Others, Continued

(4)	Account balances with related parties as of December 31, 2016 and 2015 are as follows, Continued:

(In millions of won)		December 31, 2015
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable-trade and others	Accounts payable – other and others
Ultimate Controlling Entity	SK Holdings Co., Ltd. (formerly, SK C&C Co., Ltd.) (*)	￦	—	1,836	160,133
Associates	HappyNarae Co., Ltd.		—	12	6,162
	F&U Credit information Co., Ltd.		—	66	934
	SK hynix Inc.		—	4,360	155
	SK Wyverns Baseball Club Co., Ltd.		1,017	4,502	—
	Wave City Development Co., Ltd.		1,890	38,412	—
	Daehan Kanggun BcN Co., Ltd.		22,147	—	—
	KEB HanaCard Co., Ltd.		—	1,771	9,042
	Xian Tianlong Science and Technology Co., Ltd.		8,287	—	—
	Others		—	299	964

			33,341	49,422	17,257

Other	SK Engineering & Construction Co., Ltd.		—	1,005	14,877
	SK Networks. Co., Ltd.		—	1,569	208,291
	SK Networks Services Co., Ltd.		—	—	9,414
	SK Telesys Co., Ltd.		—	140	37,491
	SK TNS Co., Ltd		—	—	43,585
	SK innovation co., ltd.		—	2,159	1,424
	SK Energy Co., Ltd.		—	1,681	173
	Others		—	4,716	14,512

			—	11,270	329,767

Total		￦	33,341	62,528	507,157

(*)	On August 1, 2015, SK C&C Co., Ltd., the ultimate controlling entity of the Parent Company merged with SK Holdings Co., Ltd., its equity method investee, and changed its name to SK Holdings Co., Ltd.
(5)	M&Service Co., Ltd., a subsidiary of the Parent Company, has entered into performance agreement with SK Energy Co., Ltd. and provided a blank note to SK Energy Co., Ltd., with regard to this transaction.
(6)	There were additional investments in associates and joint ventures during the years ended December 31, 2016 and 2015 as presented in Note 10.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

35.	Commitments and Contingencies

(1)	Collateral assets and commitments

SK Broadband Co., Ltd., a subsidiary of the Parent Company, has pledged its properties as collateral for leases on buildings in the amount of ￦6,674 million as of December 31, 2016.

SK Broadband Co., Ltd., has provided guarantees in connection with its employees’ borrowings relating to employee stock ownership and provided short-term financial instruments amounting to ￦728 million as collateral as of December 31, 2016.

(2) Legal claims and litigations

As of December 31, the Group is involved in various legal claims and litigation. Provision recognized in relation to these claims and litigation is immaterial. In connection with those legal claims and litigation for which no provision was recognized, management does not believe the Group has a present obligation, nor is it expected any of these claims or litigation will have a significant impact on the Group’s financial position or operating results in the event an outflow of resources is ultimately necessary.

(3) Accounts receivables from sale of handsets

The sales agents of the Parent Company sell handsets to the Parent Company’s subscribers on an installment basis. During the year ended December 31, 2016, the Parent Company entered into a comprehensive agreement to purchase the accounts receivables from handset sales with agents and to transfer the accounts receivables from handset sales to special purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivables from sale of handsets amounting to ￦681,466 million as of December 31, 2016, which the Parent Company purchased according to the relevant comprehensive agreement are recognized as accounts receivable- other and long-term accounts receivable- other.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

36.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Interest income	￦	(54,353)	(45,884)
Dividend		(19,161)	(16,102)
Gain on foreign currency translation		(5,085)	(5,090)
Gain on disposal of long-term investment securities		(459,349)	(10,786)
Gain on valuation of derivatives		(4,132)	(1,927)
Gain on sale of accounts receivable—trade		(18,638)	—
Gain relating to investments in associates and joint ventures, net		(544,501)	(786,140)
Gain on disposal of property and equipment and intangible assets		(6,908)	(7,140)
Gain relating to financial assets at fair value through profit or loss		(25)	—
Gain related to financial liabilities at fair value through profit or loss		(121)	(5,188)
Other income		(2,123)	(7,577)
Interest expenses		290,454	297,662
Loss on foreign currency translation		3,991	4,750
Loss on disposal of long-term investment securities		2,919	2,599
Other finance costs		5,255	21,787
Loss on settlement of derivatives		3,428	4,845
Income tax expense		436,038	519,480
Expense related to defined benefit plan		118,143	110,021
Depreciation and amortization		3,068,558	2,993,486
Bad debt expense		37,820	60,450
Loss on disposal of property and equipment and intangible assets		63,797	21,392
Impairment loss on property and equipment and intangible assets		24,506	35,845
Loss relating to financial liabilities at fair value through profit or loss		4,018	526
Bad debt for accounts receivable—other		40,312	15,323
Loss on impairment of investment assets		24,033	42,966
Other expenses		30,685	4,845

	￦	3,039,561	3,250,143

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2016 and 2015

36.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)	2016		2015
Accounts receivable—trade	￦	88,549	7,554
Accounts receivable—other		(446,286)	(11,108)
Accrued income		445	116
Advance payments		47,615	(35,906)
Prepaid expenses		(30,311)	(40,464)
Value-Added Tax refundable		(4,587)	1,385
Inventories		798	(7,814)
Long-term accounts receivable—other		(147,117)	—
Guarantee deposits		4,844	(11,238)
Accounts payable—trade		75,585	12,442
Accounts payable—other		316,464	(107,114)
Advanced receipts		37,429	6,421
Withholdings		107,516	(191,209)
Deposits received		(2,153)	(9,661)
Accrued expenses		173,072	(28,845)
Value-Added Tax payable		(4,072)	3,494
Unearned revenue		(36,209)	(115,187)
Provisions		20,235	(30,562)
Long-term provisions		4,115	(4,447)
Plan assets		(125,440)	(67,831)
Retirement benefit payment		(55,350)	(58,513)
Others		(11,378)	2,753

	￦	13,764	(685,734)

(3)	Significant non-cash transactions for the years ended December 31, 2016 and 2015 are as follows:

(In millions of won)
	2016		2015
Increase of accounts payable—other related to acquisition of property and equipment and intangible assets	￦	1,511,913	39,973

104